Use these links to rapidly review the document

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

As filed with the Securities and Exchange Commission on October 8, 2008

Registration No. 333-152671

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment No. 1
to
Form S-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

First Wind Holdings Inc.
(Exact name of registrant as specified in its charter)

Delaware (State or other jurisdiction of incorporation or organization)	4911 (Primary Standard Industrial Classification Code Number)	26-2583290 (I.R.S. Employer Identification Number)

85 Wells Avenue, Suite 305
Newton, MA 02459
(617) 964-3340
(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

Paul Gaynor
President and Chief Executive Officer
85 Wells Avenue, Suite 305
Newton, MA 02459
(617) 964-3340
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

David P. Oelman D. Alan Beck, Jr. Vinson & Elkins L.L.P. 1001 Fannin Street, Suite 2500 Houston, TX 77002 (713) 758-2222	Dennis M. Myers, P.C. Kirkland & Ellis LLP 200 East Randolph Drive Chicago, IL 60601 (312) 861-2000	Christian O. Nagler Kirkland & Ellis LLP 153 East 53rd Street New York, NY 10022 (212) 446-4800

Approximate date of commencement of proposed sale to the public:
As soon as practicable after this Registration Statement is declared effective.

        If any securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, as amended (the "Securities Act"), check the following box. ☐

        If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

        If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

        If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

        Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non accelerated filer, or a smaller reporting company. See definitions of "large accelerated filer," "accelerated filer," and "smaller reporting company" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒ (Do not check if a smaller reporting company)	Smaller reporting company ☐

        The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act or until this registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement relating to this prospectus filed with the Securities and Exchange Commission is declared effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED OCTOBER 8, 2008

             Shares

First Wind Holdings Inc.

Class A Common Stock

        We are selling             shares of our Class A common stock and we intend to use the net proceeds of this offering to repay indebtedness and fund capital expenditures.

        The issuer in this offering, First Wind Holdings Inc., will be a holding company and its sole asset will be approximately       % of the Series A Units of First Wind Holdings, LLC. Concurrently with the consummation of this offering, it will issue                  and                  shares of Class A and Class B common stock, respectively, to the continuing members of First Wind Holdings, LLC.

        Prior to this offering, there has been no public market for our Class A common stock. The initial public offering price of our Class A common stock is expected to be between $                  and $                  per share. We have applied to list our Class A common stock on the Nasdaq Global Market under the symbol "WNDY."

        The underwriters have an option to purchase a maximum of                      additional shares from us to cover over-allotments of shares.

        Investing in our Class A common stock involves risks. See "Risk Factors" beginning on page 15.

	Price to Public	Underwriting Discounts and Commissions	Proceeds to First Wind Holdings Inc.
Per Share	$	$	$
Total	$	$	$

        Delivery of the shares of Class A common stock will be made on or about                          , 2008.

        Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Credit Suisse	Goldman, Sachs & Co.	JPMorgan

The date of this prospectus is                          , 2008.

        You should rely only on the information contained in this prospectus. We have not, and the underwriters have not, authorized anyone to provide you with different information. We are not making an offer to sell these securities in any state where an offer or sale is not permitted. You should not assume that the information appearing in this prospectus is accurate as of any date other than the respective dates as of which the information is given.

        Until                    , 2008 (25 days after the commencement of this offering), all dealers that buy, sell or trade the Class A common stock may be required to deliver a prospectus, regardless of whether they are participating in this offering. This is in addition to the dealers' obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

PROSPECTUS SUMMARY

        This summary highlights selected information from this prospectus but does not contain all information that you should consider before investing in our Class A common stock. You should read this entire prospectus carefully, including "Risk Factors" beginning on page 15, and the consolidated financial statements included elsewhere in this prospectus. In this prospectus, we refer to: (i) First Wind Holdings Inc. and its subsidiaries, including First Wind Holdings, LLC, after giving effect to the reorganization described herein as "First Wind Holdings," "we," "us," "our" or "our company;" (ii) entities in the D. E. Shaw group as "the D. E. Shaw group;" (iii) Madison Dearborn Capital Partners IV, L.P., as "Madison Dearborn;" and (iv) the D. E. Shaw group and Madison Dearborn collectively as "our Sponsors." Certain other terms used in this prospectus are defined in the "Glossary" beginning on page 205 of this prospectus. Unless otherwise indicated, the financial information in this prospectus represents the historical financial information of First Wind Holdings, LLC.

First Wind Holdings Inc.

Overview

        We are an independent North American wind energy company focused exclusively on the development, ownership and operation of wind energy projects. As of August 31, 2008, our portfolio of wind energy projects included approximately 5,564 megawatts ("MW") of operating and prospective capacity, of which 92 MW were operating and 182 MW were under construction. We expect to start construction on a 203 MW project in 2008 and, as a result, to be simultaneously constructing three wind energy projects representing 385 MW of capacity. Our goal is to have approximately 1,100 MW of operating capacity by the end of 2010 and we target the construction and commissioning of approximately 400 MW annually thereafter to achieve approximately 2,300 MW of operating capacity by the end of 2013. We have entered into purchase contracts for turbines with an aggregate generating capacity in excess of 1,300 MW, which are scheduled to be delivered or commissioned between 2008 and 2013. We expect this supply will be sufficient to meet all of our anticipated turbine needs in 2008 and 2009 and approximately 80% of our anticipated turbine needs in 2010. Our ability to complete the projects in our development pipeline and achieve our targeted capacity is subject to a number of risks and uncertainties as described in the "Risk Factors" section of this prospectus.

        We believe that wind energy projects provide a wide range of potential investment returns. We have strategically focused on developing a diversified portfolio of wind energy projects that we believe will generate investment returns at the higher end of this range. We seek to achieve these returns by targeting regions with high electricity prices, state-sponsored renewable portfolio standard ("RPS") programs that mandate demand for renewable generation, favorable renewable energy certificate ("REC") prices and desirable wind characteristics. Currently, we focus on developing wind energy projects in the northeastern and western regions of the continental U.S. and in Hawaii.

        Our strategy since inception in 2002 has been to build a company with the ability to develop, own and operate a portfolio of wind energy projects in favorable markets. Our team of more than 140 employees has broad experience in wind project development, transmission line development, meteorology, engineering, permitting, construction, finance, law, asset management, maintenance and operations. We have established land control, stakeholder relationships, meteorological programs, community initiatives and developed transmission solutions in the markets in which we focus and expect to continue to do so in the future.

        We continue to engage in "prospecting" activities, which involve a broad, high-level review of potential sites that may be suitable for wind energy development. We have built our existing pipeline through these prospecting activities and will continue to do so in the future with projects that we believe meet our investment return standards. We classify our projects into the following four categories based on their stage of development: operating/under-construction, advanced, intermediate and early. We have defined these categories to enhance the visibility of our annual production capacity and for internal planning purposes, including projecting our future needs for turbines and personnel. A summary of our projects, as of August 31, 2008, is set forth below:

	Northeast		West		Hawaii
Stage of Development	Number of Projects	Capacity(1) (MW)	Number of Projects	Capacity(1) (MW)	Number of Projects	Capacity(1) (MW)	Total Number of Projects	Total Anticipated Capacity(1) (MW)
Operating/Under-construction(2)	4	244	—	—	1	30	5	274
Advanced(3)	7	287	2	403	1	30	10	720
Intermediate	4	217	3	425	1	21	8	663
Early	5	477	9	3,130	2	300	16	3,907

Total	20	1,225	14	3,958	5	381	39	5,564

(1)
Our ability to complete our projects and achieve anticipated capacities and anticipated dates of commercial operation is subject to a number of risks and uncertainties as described in the "Risk Factors" section of this prospectus.
(2)
62 MW currently operating in the Northeast and 30 MW currently operating in Hawaii.
(3)
We expect a 203 MW advanced project in the West to be in construction by the end of 2008.

        Based on our current portfolio of projects, representing 5,564 MW of operating and prospective capacity, the chart set forth below illustrates how we could achieve our targeted installed capacity for 2008 through 2013 using our current projects as they were categorized as of August 31, 2008.(1)

(1)
Our ability to complete our projects and achieve our target of constructing and commissioning approximately 400 MW of projects per year is subject to a number of risks and uncertainties as described in the "Risk Factors" section of this prospectus.

        We have achieved a number of milestones in our markets, including:

  •
  Northeast.  We have completed the largest utility-scale wind energy project in New England and have obtained the first permit for a utility-scale wind energy project in Vermont since 1996. For more detailed information regarding the Northeast, see "Industry—Our Regions—Northeast."

  •
  West.   We entered into a long-term power purchase agreement ("PPA") with the Southern California Public Power Authority ("SCPPA") to supply power to the cities of Los Angeles,

    Burbank and Pasadena from a 203 MW wind energy project in Utah, which we expect to be under construction in 2008. For more detailed information regarding the West, see "Industry—Our Regions—West."

  •
  Hawaii.  We successfully completed and are operating the largest utility-scale wind energy project in Hawaii. For more detailed information regarding Hawaii, see "Industry—Our Regions—Hawaii."

        We generate revenues from the following sources:

  •
  Electricity sales.  We typically sell the power generated by our wind energy projects either pursuant to PPAs with local utilities or power companies or directly into the local power grid at market prices. We seek to hedge a significant portion of the market component of our power sales revenue.

  •
  Capacity payments.  In some states in which we have operating projects, payments are made to energy generators, including wind energy projects, as a market incentive to promote the development and continued operation of capacity sufficient to meet regional land and reserve requirements. Although we believe significant opportunities for capturing the value of capacity payments may develop in the markets in which we operate, capacity payments are not currently a significant source of revenues to us.

  •
  REC sales.  In some states, we sell RECs to generators that must either purchase or generate certain quantities of RECs to comply with state RPS programs. Currently, 21 states and the District of Columbia have adopted RPS programs that operate in tandem with a credit trading system in which generators sell RECs for renewable power they generate in excess of state-mandated requirements.

        We also earn federal production tax credits ("PTCs") for our renewable generation, which we monetize by entering into tax equity financing transactions as part of our project financing strategy. As a result of these transactions, we receive up-front payments, and our tax equity investors receive a substantial portion of the cash generated from the related project's electricity sales. For more information regarding our revenues and tax equity financing transactions, see "Management's Discussion and Analysis of Financial Condition and Results of Operations."

Industry Overview

        According to the Energy Information Administration ("EIA"), wind energy generation capacity grew in the U.S. at a compound annual growth rate ("CAGR") of 29.1% from 2002 through 2007, making wind energy the fastest growing source of new electricity in the U.S. Emerging Energy Research ("EER") forecasts that installed wind energy capacity in the U.S. will grow at a CAGR of 26.6% from 2007 through 2013. Despite the significant anticipated growth in the U.S., wind energy provided only 0.8% of total U.S. electricity production in 2007 and is expected to account for only 1.8% of total U.S. electricity production in 2012, based on data from EIA. This represents a small portion compared to the current percentage of electricity produced by wind energy in Denmark, Spain and Germany, of approximately 17%, 9% and 6%, respectively, based on data from the Danish Energy Authority and the Global Wind Energy Council.

        We believe wind energy growth in the U.S. is primarily driven by the following factors:

  •
  rising energy prices;

  •
  growing environmental concerns and legislation promoting the development of renewable energy;

  •
  increasing concern over the dependence of the U.S. on foreign energy imports; and

  •
  continued improvements in wind technologies.

Competitive Strengths

        We believe the following strengths will enable us to capitalize on what we believe to be significant opportunities for growth:

  •
  Significant portfolio of wind energy projects in North America and Hawaii.  As of August 31, 2008, our portfolio of wind energy projects included approximately 5,564 MW of operating and prospective capacity in the following four categories: operating/under-construction (274 MW), advanced (720 MW), intermediate (663 MW) and early (3,907 MW).

  •
  Proven record in developing complex wind energy projects.  We have a proven track record of developing wind energy projects in locations with complex environmental permitting processes and regulatory regimes.

  •
  Established in favorable markets.  We seek to generate high investment returns by developing, owning and operating wind energy projects in areas with desirable wind characteristics that have access to markets characterized by high electricity prices, state-sponsored RPS programs that mandate demand for renewable generation and favorable REC prices.

  •
  Positioned to capitalize on significant growth in the U.S. wind energy industry.  Wind energy generation capacity grew at a CAGR of 29.1% from 2002 through 2007, according to EIA, and EER forecasts that installed wind capacity in the U.S. will grow at a CAGR of 26.6% from 2007 through 2013.

  •
  Secured turbines with generating capacity in excess of 1,300 MW.  We have entered into purchase contracts for turbines with an aggregate generating capacity in excess of 1,300 MW, which are scheduled to be delivered or commissioned between 2008 and 2013.

  •
  Experienced management team with significant equity ownership.  The members of our senior management team have significant expertise across a diverse skill set in areas that are important to our business. In addition, members of our senior management team have a meaningful equity stake in our company.

Strategy

        The following are key elements of our strategy:

  •
  Successfully execute and capitalize on our pipeline of existing development projects.  Our goal is to have approximately 1,100 MW of operating capacity by the end of 2010 and we target the construction and commissioning of approximately 400 MW annually thereafter to achieve approximately 2,300 MW of operating capacity by the end of 2013. Expansions of current operating/under-construction or advanced projects account for 1,063 MW, or 19%, of our total portfolio of wind energy projects.

  •
  Expand our pipeline of development projects.  We have assembled a team of employees located in our existing markets who actively search for additional opportunities for wind development, including expansions of existing projects and selective acquisitions.

  •
  Continue to exploit development opportunities through creative transmission solutions.  We have assembled the core internal expertise necessary to develop, build and own significant transmission assets in order to access and develop wind energy projects in markets that we would otherwise be unable to pursue.

  •
  Actively manage commodity price exposure and continue to optimize the financing of our projects.  By entering into fixed price PPAs and/or financial hedges and selectively selling forward RECs, we hedge a significant portion of our current revenue stream while preserving our ability to capture the benefits of potential developments in REC, capacity and carbon markets. We believe that stabilizing our revenues benefits us, our lenders and tax equity investors and enhances our ability to obtain financing on attractive terms.

  •
  Maintain full development and operational control.  We control the development, construction and operation of all of our wind energy projects. We believe retaining control over our projects enhances our credibility, allows us to make rapid decisions and strengthens our relationships with landowners, local communities, regulators and other stakeholders.

  •
  Substantial local presence and community stakeholder involvement in the markets in which we are active.  We open local offices to work cooperatively with the communities in which our wind energy projects are located in order to better understand their unique issues and concerns. We believe that having local offices and coordinating with our communities allows us to better assess our projects' feasibility and economic viability than developing our projects remotely.

Our Portfolio of Wind Energy Projects as of August 31, 2008

Name	MW		Market Region	Location	Actual/Projected Date of Commercial Operation(1)
Operating
Kaheawa Wind Power I	30		Hawaii	HI	June 2006
Mars Hill	42		Northeast	ME	March 2007
Steel Winds I	20		Northeast	NY	June 2007

Operating Capacity Subtotal	92

Under-construction
Cohocton I	125		Northeast	NY	December 2008
Stetson I	57		Northeast	ME	December 2008

Prospective Capacity Subtotal	182

Advanced
Prattsburgh I	54		Northeast	NY	2009
Sheffield	40		Northeast	VT	2009
Stetson II	25	*	Northeast	ME	2009
Rollins	60		Northeast	ME	2009
Oakfield	49		Northeast	ME	2010
Longfellow	40		Northeast	ME	2010
Grand Manan I	19		Northeast	Canada	2009
Milford I	203		West	UT	2009
Milford II	200	*	West	UT	2010
Kahuku	30		Hawaii	HI	2009

Prospective Capacity Subtotal	720

Intermediate
Grand Manan II	100	*	Northeast	Canada	2012+
Kaheawa Wind Power II	21	*	Hawaii	HI	2010+
Latah Wind	150		West	WA	2011+
Milford III	200	*	West	UT	2012+
Palouse Wind	75		West	WA	2011+
New York I**	50	*	Northeast	NY	2010
New York II**(2)	30	*	Northeast	NY	2010+
New York III**	37	*	Northeast	NY	2011+

Prospective Capacity Subtotal	663

Early
Down East	150		Northeast	ME	2011+
Cascade	80		West	OR	2012+
Clover Ridge	160		Northeast	NY	2011+
Desert Sage Wind I	700		West	NM	2012+
Desert Sage Wind II	1,200		West	NM	2013 - 2014+
Garvie Mountain	37		Northeast	Canada	2011+
Grand View Winds	150		West	CA	2011+
Hawaii Expansion**	250		Hawaii	HI	2012 - 2014+
Ikaika Wind Power I	50		Hawaii	HI	2011+
Indigo Winds	50		West	CA	2011+
Maine I**	80		Northeast	ME	2012+
Milford IV	200	*	West	UT	2014+
Milford V	200	*	West	UT	2015+
Mojave Winds	150		West	CA	2012+
Windham	50		Northeast	VT	2012+
Wyoming Wind	400		West	WY	2011 - 2014+

Prospective Capacity Subtotal	3,907

Total Operating and Prospective Capacity of Portfolio	5,564

*
Indicates the project is an expansion of a current operating/under-construction or advanced project. 225 MW of our 720 MW of advanced projects, 438 MW of our 663 MW of intermediate projects and 400 MW of our 3,907 MW of early projects represent expansions of current operating/under-construction or advanced projects.
**
Name withheld for competitive reasons.
(1)
The commercial operations dates of operating projects are actual; the commercial operations dates of under-construction and advanced projects are projected and the commercial operations dates of intermediate and early projects are estimated ranges. Actual dates of commercial operations may vary from these figures as it is difficult to project commercial operations dates due to uncertainties of the development process. Our ability to complete our projects and achieve anticipated capacities and anticipated dates of commercial operations is subject to a number of risks and uncertainties as described in the "Risk Factors" section of this prospectus.
(2)
We have the right to participate in up to 33 1/3% of the equity of this project.

Risk Factors

        Investment in our Class A common stock involves substantial risks discussed in this prospectus, including under "Risk Factors." These risks include, but are not limited to, the following:

  •
  The growth of our business depends upon our ability to convert our pipeline of projects under development into operating projects.

  •
  We have generated substantial net losses and negative cash flow from operating activities since our inception and expect to incur substantial losses in the future as we develop and construct new wind energy projects.

  •
  Our recurring losses from operations, negative operating cash flows, accumulated deficit and need to obtain adequate funding to procure wind turbines and fund capital expenditures raise substantial doubt as to our ability to continue as a going concern.

  •
  We may not be able to finance the development of our business or the construction costs of building wind energy projects, without which we may never achieve profitability.

  •
  A sustained decline in market prices for electricity or RECs may materially adversely affect our revenues and the growth of our business.

  •
  The growth of our business depends upon the extension of the expiration date of the PTC, which currently expires on December 31, 2009, and other federal and state governmental policies and standards that support renewable energy development.

  •
  One of our key turbine suppliers, Clipper Windpower, has a limited operating history, has experienced certain technical difficulties with its wind turbine technology and may continue to experience similar issues.

  •
  We will continue to be controlled by our Sponsors after the completion of this offering, which will limit your ability to influence corporate activities and may adversely affect the market price of our Class A common stock.

Class A Common Stock and Class B Common Stock

        After the completion of the reorganization described below and this offering, our outstanding capital will consist of Class A common stock and Class B common stock. Our Class A common stock will be held by the investors in this offering as well as entities in the D. E. Shaw group. Our Class B common stock will be held by our Sponsors, certain of our employees and other existing investors. Our Class B common stock is, subject to certain limitations, convertible into Class A common stock at the election of the holders thereof and votes together with the Class A common stock as a single class. After the completion of the reorganization and this offering, our Sponsors will own    % of our outstanding Class A common stock and Class B common stock on a combined basis (            % if the underwriters exercise their option to purchase additional shares of Class A common stock in full) and will have effective control over the outcome of votes on all matters requiring approval by our stockholders. Our reorganization and new holding company structure are expected to increase our share of the tax basis in the tangible and intangible assets of First Wind Holdings, LLC. In addition, future exchanges of Class B common stock (together with the corresponding number of Series B Units) for shares of our Class A common stock are expected to result in additional increases in our tax basis. These increases in tax basis will increase the amount of depreciation we will recognize over time and accordingly reduce our taxable income. These increases in tax basis would not have been available but for the reorganization. We will be required to pay to exchanging holders of Series B Units a portion of these tax savings pursuant to our obligations under a tax receivable agreement. See "The Reorganization and Our Holding Company Structure—Tax Receivable Agreement."

Holding Company Structure and Reorganization

        We were formed in contemplation of this offering and upon its completion all of our business and operations will continue to be conducted through First Wind Holdings, LLC, which owns all of our operating subsidiaries. We will be the sole managing member of First Wind Holdings, LLC. In connection with the reorganization we are completing immediately prior to this offering, all of the outstanding equity of First Wind Holdings, LLC will be either exchanged for our Class A common stock or reclassified into Series B Units of First Wind Holdings, LLC. Our Sponsors, certain of our employees and other existing investors will own all of First Wind Holdings, LLC's Series B Units, which have no voting rights, except with regard to certain amendments of First Wind Holdings, LLC's amended and restated limited liability company agreement that adversely affect the rights of holders of Series B Units. Each holder of the newly-classified Series B Units in First Wind Holdings, LLC will receive an equal number of shares of our Class B common stock. One Series B Unit and one share of Class B common stock are together convertible into one share of Class A common stock. Certain entities in the D. E. Shaw group have elected to receive Class A common stock in lieu of receiving Series B Units. For more detailed information regarding our reorganization and holding company structure, see "The Reorganization and Our Holding Company Structure."

        The graphic below illustrates our holding company structure and anticipated ownership immediately after the consummation of the reorganization and this offering (assuming no exercise of the over-allotment option).

(1)
The members of First Wind Holdings, LLC, other than us, will consist of our Sponsors and certain of our employees and current investors.
(2)
Each share of Class A common stock and Class B common stock is entitled to one vote per share. The Class A common stockholders will have the right to receive all distributions made on account of our capital stock, except for the right of the Class B common stockholders to receive their $0.0001 per share par value pari passu upon liquidation, dissolution or winding up. The D. E. Shaw group will hold Series B Units, Class A common stock and Class B common stock.
(3)
Series A Units and Series B Units will have the same economic rights per unit.

Corporate Information

        We began developing wind energy projects in North America in 2002. We were founded by individuals who had successfully developed and operated wind energy projects in Italy and sought to apply their skills and experience in the rapidly growing markets of North America. Our principal executive offices are located at 85 Wells Avenue, Suite 305, Newton, Massachusetts 02459, and our telephone number is (617) 964-3340. We were incorporated in Delaware in May 2008. Our website is www.firstwind.com. We do not incorporate the information on our website into this prospectus and you should not consider any information on, or that can be accessed through, our website as part of this prospectus.

The Offering

Class A common stock offered by us	shares.
Class A common stock to be outstanding after this offering	shares.
Class B common stock to be outstanding after this offering

            shares. Shares of our Class B common stock will be issued in connection with, and in equal proportion to, issuances of Series B Units of First Wind Holdings, LLC. When a Series B Unit is exchanged for a share of our Class A common stock or forfeited, the corresponding share of our Class B common stock will automatically be redeemed by us. See "The Reorganization and Our Holding Company Structure."

Underwriters' over-allotment option	shares.
Use of proceeds

We expect to receive net proceeds from the sale of shares offered by us, after deducting estimated offering expenses and underwriting discounts and commissions, of approximately $     million, based on an assumed offering price of $     per share (the midpoint of the range set forth on the cover page of this prospectus). We intend to use our net proceeds from this offering to repay approximately $       million of outstanding indebtedness under one of our revolving credit facilities, to repay approximately $     million of outstanding indebtedness under one of our turbine supply loans and to fund a portion of our expected capital expenditures in 2008 and 2009.

Voting rights

Each share of our Class A common stock and Class B common stock will entitle its holder to one vote on all matters to be voted on by stockholders. Holders of our Class A common stock and Class B common stock will vote together as a single class on all matters presented to stockholders for their vote or approval, except as otherwise required by law. After the completion of the reorganization and this offering, our Sponsors will own    % of our outstanding Class A common stock and Class B common stock on a combined basis (        % if the underwriters exercise their option to purchase additional shares of Class A common stock in full) and will have effective control over the outcome of votes on all matters requiring approval by our stockholders.

Exchange of Series B Units

Pursuant to the amended and restated limited liability company agreement of First Wind Holdings, LLC, each fully-vested Series B Unit, together with a corresponding share of Class B common stock, will be exchangeable for a share of our Class A common stock as described under "The Reorganization and Our Holding Company Structure—Amended and Restated Limited Liability Company Agreement of First Wind Holdings, LLC."

Dividend policy	We do not anticipate that we will pay dividends in the foreseeable future. See "Dividend Policy."
Risk factors	For a discussion of factors you should consider in making an investment, see "Risk Factors."
Proposed Nasdaq Global Market symbol	"WNDY"

        The number of shares to be outstanding after this offering is based on        shares of Class A common stock outstanding as of                 , 2008 after giving effect to the reorganization. The number of shares to be outstanding after this offering excludes        additional shares of Class A common stock reserved for issuance under our long-term incentive plan.

        Unless we specifically state otherwise, the information in this prospectus assumes:

  •
  the implementation of the reorganization and our holding company structure as described in "The Reorganization and Our Holding Company Structure;"

  •
  the effectiveness of our certificate of incorporation and the adoption of our bylaws prior to the completion of this offering; and

  •
  no exercise of the underwriters' option to purchase additional shares.

Summary Financial and Operating Data

        The following tables present summary consolidated financial data as of and for the dates and periods indicated below. The summary consolidated statement of operations data for the years ended December 31, 2005, 2006 and 2007 and the summary consolidated balance sheet data as of December 31, 2006 and 2007 are derived from our audited consolidated financial statements included elsewhere in this prospectus. In their report dated July 29, 2008, which is also included in this prospectus, our independent registered public accounting firm stated that our consolidated financial statements as of and for the year ended December 31, 2007 were prepared assuming we would continue as a going concern; however, our recurring losses from operations, negative operating cash flows, accumulated deficit and need to obtain adequate funding to procure turbines and fund capital expenditures raise substantial doubt about our ability to continue as a going concern. The consolidated financial statements do not include any adjustments that may result from the outcome of this uncertainty. If we are unable to obtain additional debt or equity financing, we may have to curtail our development activities or be forced to sell assets, perhaps on unfavorable terms, which would have a material adverse effect on our business, financial condition and results of operations. The summary consolidated statement of operations data for the six months ended June 30, 2007 and 2008 and the summary consolidated balance sheet data as of June 30, 2008 are derived from our unaudited interim consolidated financial statements included elsewhere in this prospectus. The unaudited interim period financial information, in the opinion of management, includes all adjustments, which are normal and recurring in nature, necessary for the fair presentation of the periods shown.

        The summary unaudited pro forma consolidated financial data for the year ended December 31, 2007 and for the six months ended June 30, 2008 have been prepared to give pro forma effect to all of the reorganization transactions described in "The Reorganization and Our Holding Company Structure" and this offering as if they had been completed as of January 1, 2007 with respect to the unaudited consolidated pro forma statement of operations and as of June 30, 2008 with respect to the unaudited pro forma consolidated balance sheet data. These data are subject and give effect to the assumptions and adjustments described in the notes accompanying the unaudited pro forma financial statements included elsewhere in this prospectus. The summary unaudited pro forma financial data are presented for informational purposes only and should not be considered indicative of actual results of operations that would have been achieved had the reorganization transactions and this offering been consummated on the dates indicated, and do not purport to be indicative of statements of financial condition data or results of operations as of any future date or for any future period. Pro forma net income (loss) per share is based on the weighted average common shares outstanding.

        The summary consolidated financial data set forth below should be read in conjunction with the "Unaudited Pro Forma Financial Information," "Selected Historical Financial and Operating Data," "Management's Discussion and Analysis of Financial Condition and Results of Operation" and the

consolidated financial statements and related notes included elsewhere in this prospectus. Our historical results may not be indicative of the operating results to be expected in any future period.

							First Wind Holdings Inc.
				First Wind Holdings Inc.	First Wind Holdings, LLC
	First Wind Holdings, LLC
					Six Months ended June 30,
	Year ended December 31,
	2005	2006	2007	Pro Forma 2007	2007	2008	Pro Forma 2008
				(unaudited)	(unaudited)	(unaudited)	(unaudited)
	(in thousands, except unit/share data and other operating data)
Statement of Operations Data:
Total revenues	$72	$15,911	$12,346	$	$6,562	$(7,437)	$
Cost of revenues	—	3,284	17,975		8,837	9,113

Gross profit (loss)	72	12,627	(5,629)		(2,275)	(16,550)
Total expenditures	8,421	22,920	40,384		19,619	31,288

Loss from operations	(8,349)	(10,293)	(46,013)		(21,894)	(47,838)
Risk management activities related to non-operating projects	(6,784)	(13,131)	(21,141)		(2,156)	(34,635)
Other income	19	282	843		262	29
Interest expense, net of capitalized interest	(2,803)	(3,049)	(9,585)		(3,627)	(3,352)

Net loss before minority interest in operations of subsidiaries and cumulative effect of adoption of FIN 46R	(17,917)	(26,191)	(75,896)		(27,415)	(85,655)
Minority interest in operations of subsidiaries	—	176	7,825		1,106	16,681

Net loss before cumulative effect of adoption of FIN 46R	(17,917)	(26,015)	(68,071)		(26,309)	(69,115)
Cumulative effect of adoption of FIN 46R(1)	(703)	—	—	—	—	—	—

Net loss	$(18,620)	$(26,015)	$(68,071)	$	$(26,309)	$(69,115)	$

Basic and diluted net loss attributable to common units	$(0.38)	$(0.24)	$(0.36)	$—	$(0.14)	$(0.35)	$—

Basic and diluted weighted average number of common units	49,095,347	107,712,405	189,161,855		182,432,532	197,239,108
Pro forma net loss per share— basic and diluted(2)
Shares used in computing pro forma net loss per share—basic and diluted
Other Financial Data:
Net cash provided by (used in):
Operating activities	$(3,195)	$(31,799)	$(26,370)		$(12,134)	$(16,106)
Investing activities	(25,286)	(311,281)	(334,007)		(107,222)	(284,782)
Financing activities	30,244	346,500	358,107		119,371	307,710
Selected Operating Data (at year end):
Aggregate operating capacity	—	30 MW	92 MW
Aggregate prospective capacity	3,497 MW	3,222 MW	5,415 MW
Aggregate contracted turbines	30 MW	319 MW	1,316 MW

        The following table presents summary consolidated balance sheet data as of the dates indicated:

  •
  on an actual basis;

  •
  on a pro forma basis as of June 30, 2008 to give effect to all of the reorganization transactions described in "The Reorganization and Our Holding Company Structure;" and

  •
  on a pro forma as adjusted basis as of June 30, 2008 to give further effect to our sale of              shares of common stock in this offering at an assumed initial public offering price of $        per share, the midpoint of the range listed on the cover page of this prospectus, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

	First Wind Holdings, LLC				First Wind Holdings Inc.
	As of December 31,			As of June 30, 2008	Pro Forma As of June 30, 2008	Pro Forma As Adjusted June 30, 2008
	2005	2006	2007

				(unaudited)	(unaudited)
	(in thousands)
Balance Sheet Data:
Property, plant and equipment, net	$484	$81,452	$192,076	$188,040	$	$
Construction in progress	29,075	85,153	346,320	463,566
Total assets	37,998	372,500	770,666	1,031,125
Long-term debt, including debt with maturities less than one year	35,195	257,884	465,449	701,031
Members' capital/ stockholders' equity (deficit)	(24,672)	88,519	68,795	104,600

(1)
We adopted Financial Accounting Standards Board ("FASB") Interpretation No. 46(R), Consolidation of Variable Interest Entities, an interpretation of ARB No. 51 ("FIN 46(R)") effective December 31, 2005, and as a result of being the primary beneficiary of certain variable interest entities ("VIEs"), were required to consolidate them in accordance with generally accepted accounting principles. FIN 46(R) defines a VIE as an entity in which the equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. A VIE must be consolidated only by its primary beneficiary, which is defined as the party who, along with its affiliates and agents, absorbs a majority of the VIE's expected losses or receives a majority of the expected residual returns as a result of holding variable interests.

(2)
Pro forma basic and diluted net loss per share was computed by dividing the pro forma net loss attributable to our Class A common stockholders by the             shares of Class A common stock that we will issue and sell in this offering (assuming that the underwriters do not exercise their option to purchase an additional             shares of Class A common stock), plus            shares issued in connection with our initial capitalization, assuming that these            shares of Class A common stock were outstanding for the entirety of each of the historical periods presented on a pro forma basis. No pro forma effect was given to the future potential exchanges of the             Series B Units (and the corresponding number of shares of our Class B common stock) of our subsidiary, First Wind Holdings, LLC, that will be outstanding immediately after the consummation of this offering and the reorganization transactions for the corresponding number of shares of our Class A common stock because the issuance of shares of Class A common stock upon these exchanges would not be dilutive.

RISK FACTORS

        You should consider carefully each of the risks described below, together with all of the other information contained in this prospectus, before deciding to invest in our Class A common stock. If any of the following risks occur, our business, financial conditions or results of operations may be materially and adversely affected. In that event, the trading price of our Class A common stock could decline, and you could lose all or part of your investment.

Risks Related to Our Business and the Wind Energy Industry

The growth of our business depends upon our ability to convert our pipeline of projects under development into operating projects.

        We began our business in August 2002 and we have a limited operating history from which you can evaluate our business. Our prospects must be considered in light of the risks and uncertainties encountered by growing companies competing in rapidly evolving markets, such as the renewable energy market. We may not be successful in completing our pipeline of development projects as anticipated or at all. As of August 31, 2008, our portfolio of wind energy projects included approximately 5,564 MW of operating and prospective capacity, of which 92 MW were operating and 182 MW were under construction. We expect to start construction on a 203 MW project in 2008. Our goal is to have approximately 1,100 MW of operating capacity by the end of 2010 and we target the construction and commissioning of approximately 400 MW annually thereafter to achieve approximately 2,300 MW of operating capacity by the end of 2013. The development and construction of wind energy projects involves numerous risks and uncertainties. These risks and uncertainties may prevent some projects from progressing to construction, may cause us to fail to meet the targets of our development plan and prevent us from achieving our goal of having approximately 2,300 MW of operating capacity by 2013. In addition we may elect not to proceed with a project currently in our portfolio. Our current portfolio of 5,564 MW of operating and prospective capacity does not include projects representing more than 1,700 MW of prospective capacity that we have, since 2004, actively considered and elected not to pursue. Finally, those projects that are constructed may not meet our return expectations due to schedule delays, cost overruns or revenue shortfalls or they may not generate the MW of capacity that we anticipate or result in receipt of revenue in the originally anticipated time period or at all.

        The design, construction and operation of wind energy projects are highly regulated activities requiring various material governmental and regulatory approvals and permits. Procedures for the granting of operating and construction permits vary by jurisdiction and certain jurisdictions may deny requests for permits for a variety of reasons. Further, we may not be able to renew construction and operating permits when required. Failure to procure and maintain the necessary permits may prevent ongoing development, construction and continuing operation of our projects. In addition, in some circumstances we may commence construction prior to obtaining all required permits, which exposes us to the risk that we may subsequently be unable to secure all of the permits required to complete the project. If this were to occur, we could experience considerable losses as a result of our prior investment.

        Our ability to develop wind energy projects is also contingent upon, among other things, negotiation of PPAs or access to liquid independent systems operator ("ISO") markets, availability of transmission lines with adequate capacity, turbine procurement, availability of financing, weather and satisfactory completion of construction, all of which may be beyond our control. Although we have entered into PPAs with utilities in many of the areas in which we are developing wind energy projects, we may not be able to secure additional PPAs for future projects. In addition, if we fail to construct a wind energy project in a timely manner or do not deliver electricity in accordance with the applicable PPA, the PPA may be terminated or we could be required to pay liquidated damages. In the past, we have experienced delays in project development due to the late receipt of turbines and inclement weather. In the future, we may experience similar or other project delays or project cancellations resulting from factors beyond our control.

        Negative public or community response to wind energy projects may adversely affect our ability to construct our projects in certain areas. In addition, legal challenges may result in an injunction against construction or operation, impeding our ability to place projects in operation according to schedule, meet our development and construction targets or generate revenues. Some of our wind energy projects are the subject of administrative and legal challenges from groups opposed to wind energy projects in general or groups concerned with potential environmental impacts or perceived impacts on property values. We expect such opposition and challenges to continue as we progress with development and construction of our existing projects and to increase as the number of projects we have in development and under construction increases. An increase in opposition to the granting of permits or unfavorable outcomes of such challenges could materially and adversely affect our development plans. If we are unable to complete our development projects or are unable to obtain necessary permits or are unable to enter into PPAs, access transmission lines with available capacity, secure turbines or obtain financing necessary to complete our development projects, we may not be able to install the MW of operating capacity that we currently anticipate from our development projects. A failure to install the MW of capacity that we target in our anticipated timeframe could have a material adverse effect on our business, financial condition and results of operations.

We have generated substantial net losses and negative cash flow from operating activities since our inception and expect to continue to incur substantial losses as we develop and construct new wind energy projects.

        Our business has generated substantial net losses and negative cash flows from operating activities since our inception. As of June 30, 2008, we had accumulated losses of approximately $185.5 million since our inception. For the year ended December 31, 2007 and the six months ended June 30, 2008, we generated net losses of $68.1 million and $69.1 million, respectively, and our operating activities used cash of $26.4 million and $16.1 million at December 31, 2007 and June 30, 2008, respectively. In the near term, we expect that our net losses and cash used in operating activities will increase as compared to prior periods as we increase our development activities.

        We expect to continue to incur substantial losses as we develop and construct new wind energy projects, hire additional employees, expand our operations and incur the additional costs of operating as a public company. In addition, factors such as: increases in the costs of labor or materials; higher than anticipated financing costs for our wind energy projects; non-performance by third-party suppliers or subcontractors and major incidents and/or catastrophic events, such as fires, earthquakes or storms, may cause us to experience increased costs with respect to our wind energy projects. As a result, our net losses and accumulated deficit may also increase significantly. To date, our capital expenditures and working capital requirements have been funded by debt, tax equity financing and equity capital. We expect to fund our future capital requirements out of debt and tax equity financing and additional equity capital. If we are unable to raise additional capital, we may have to reduce or terminate our operations.

Our recurring losses from operations, negative operating cash flows, accumulated deficit and need to obtain adequate funding to procure wind turbines and fund capital expenditures raise substantial doubt as to our ability to continue as a going concern.

        In their report dated July 29, 2008, which is also included in this prospectus, our independent registered public accounting firm stated that our consolidated financial statements as of and for the year ended December 31, 2007 were prepared assuming we would continue as a going concern; however, our recurring losses from operations, negative operating cash flows, accumulated deficit and need to obtain adequate funding to procure turbines and fund capital expenditures raise substantial doubt about our ability to continue as a going concern. Although our consolidated financial statements have been prepared on a going concern basis (which contemplates the realization of assets and discharge of liabilities in the normal course of business for the foreseeable future), we may not be able to continue as a going concern if we are unable to raise additional debt or equity financing. Our consolidated financial statements do not give effect to any adjustments that would be necessary should we be unable to continue as a going concern and, therefore, be required to realize our assets and discharge our liabilities in other than the normal course of business and at amounts different from those reflected in our consolidated financial statements. If we are unable to obtain additional debt or equity financing, we may have to curtail our development activities or be forced to sell assets, perhaps on unfavorable terms, which would have a material adverse effect on our business, financial condition and results of operations. If such doubts persist, or if further doubts are raised, about our ability to continue as a going concern notwithstanding the completion of this offering, our stock price could drop and our ability to raise additional funds, to obtain credit on commercially reasonable terms or to remain in compliance with covenants that we have in place with current lenders may be adversely affected. If such were to be the case, our audit report for 2008 could contain a similar explanatory paragraph.

A sustained decline in market prices for electricity or RECs may materially adversely affect our revenues and the growth of our business.

        We may not be able to develop our pipeline of development projects economically if there is a sustained material decline in market prices for electricity. Electricity prices are affected by various factors and may decline for many reasons that are not within our control, including changes in the cost or availability of fuel, regulation and acts of governments and regulators, changes in supply of generation capacity, changes in power transmission or fuel transportation capacity, seasonality, weather conditions and changes in demand for electricity. In addition, other power generators may develop alternative technologies to produce power, including fuel cells; clean coal and coal gasification; micro turbines; photovoltaic (solar) cells or tidal current based generators, or improve upon traditional technologies and equipment, such as more efficient gas turbines or nuclear or coal power plants with simplified and safer designs, among others. Advances in these or other technologies could cause a sustained decline in market prices for electricity. If there is a sustained decline in the market prices of electricity, we may not develop and construct our pipeline of development projects and grow our business, which would have a material adverse effect on our revenues. Similarly, if there is a sustained material decline in REC prices, we may not be able to achieve expected revenues, which would have an adverse effect on the investment returns on our projects.

The growth of our business depends upon the extension of the expiration date of the PTC, which currently expires on December 31, 2009, and other federal and state governmental policies and standards that support renewable energy development.

        We depend heavily on government policies supporting renewable energy, including the PTC, that enhance the economic feasibility of developing wind energy projects. The PTC is currently scheduled to expire on December 31, 2009. The PTC currently provides a $21 federal tax credit/MWh for a renewable energy facility that uses wind, geothermal or closed-loop biomass fuel sources in each of the first ten years of its operation and applies to facilities that are placed in service before the end of 2009. These facilities will continue to benefit from the current PTC incentive until the end of the ten-year period from the date on which the wind turbines are placed in service. If the PTC is not extended or renewed, we would be unable to use tax equity financing structures, which could render certain of the projects in our development portfolio uneconomic, increase our financing costs and otherwise adversely affect our financing efforts, increase our equity requirements and adversely affect our growth.

        In addition to the PTC, we rely on other incentives that support the sale of energy generated from renewable sources, including state adopted RPS programs, which vary among states, but generally require power suppliers to provide a minimum percentage or base amount of electricity from specified renewable energy sources for a given period of time. RPS programs often operate in tandem with a credit trading system through which generators can buy or sell RECs that are issued by the state to generators of renewable energy to meet mandated renewable requirements.

        While federal and state governments have promoted renewable energy in the past, policies may be adversely modified or support of renewable energy development, particularly wind energy, may not continue. If governmental authorities fail to continue supporting, or reduce their support for, the development of renewable energy projects, particularly wind energy projects, it could materially adversely affect our ability to develop and construct our pipeline of development projects and grow our business.

One of our key turbine suppliers, Clipper Windpower, has a limited operating history, has experienced certain technical issues with its wind turbine technology and may continue to experience similar issues.

        Clipper Windpower, one of our two turbine suppliers, is a new entrant into the wind turbine market. Clipper Windpower's first prototype wind turbine, the 2.5 MW Liberty™, was placed in service in April 2005. We deployed the first eight commercially produced Liberty™ turbines at our Steel Winds I project, which commenced commercial operations on June 1, 2007. During the first year of commercial operations, the Liberty™ turbine drive trains were found to have a supplier-related deficiency, resulting in a prolonged shutdown of a number of turbines. In addition, in December 2007, following discovery of separation of bonding materials in the blades of several Liberty™ turbines at Steel Winds I, Clipper Windpower initiated a blade reinforcement program to increase blade design margins and ensure a 20-year design life.

        These technical issues significantly and adversely affected the performance of the Steel Winds I project during its first 11 months of operation. As of May 17, 2008, all Liberty™ drive trains at Steel Winds I had been replaced, all Steel Winds I blades had been reinforced and all turbines had been returned to full commercial service. In addition, between May 17, 2008 and August 31, 2008, the cumulative performance of the turbines at Steel Winds I has been consistent with Clipper Windpower's availability warranty applicable to Steel Winds I. However, the Liberty™ turbines may not perform in accordance with Clipper Windpower's specifications for their anticipated useful life or may require additional warranty repairs. For example, on September 24, 2008, Clipper Windpower publicly announced that minor defects in the blade skin resulting from a defective manufacturing process were detected in a limited number of Liberty™blades during routine inspections at a wind energy project not owned by us. Although we have not observed these defects in any of the Liberty™ blades at any of our wind energy projects to date, this defect may manifest itself at Cohocton I and Steel Winds I. Clipper Windpower has advised us that the blade supplier's defective manufacturing process has been remediated and a corrective solution will be implemented for blades experiencing skin defects. To the extent that skin defects are observed at Cohocton I or Steel Winds I, we may experience an adverse effect on revenues derived from those wind energy projects while remediation measures are implemented. In addition, the initial failure of performance may adversely affect our ability to arrange and close turbine supply loans, tax equity financing transactions or construction loans involving Liberty™ turbines. Moreover, Clipper Windpower may not be able to fund the obligations it may owe us or its other customers under its outstanding warranty agreements.

        In addition to the Clipper Windpower turbines we have deployed at our Steel Winds I project, we have entered into purchase contracts for approximately 395 Liberty™ turbines, which are scheduled to be delivered or commissioned between 2008 and 2013, and our growth is substantially dependent on the performance of the Liberty™ turbines we receive. Moreover, in order to meet its delivery obligations to us and other customers, Clipper Windpower must be successful in significantly increasing production over current levels, and we cannot predict what impact, if any, the Liberty™ performance issues described above will have on the growth of Clipper Windpower's production.

        A failure of Clipper Windpower to produce Liberty™ turbines that perform within design specifications will preclude us from completing projects incorporating Clipper Windpower technology. Due to the large number of Liberty™ turbines we intend to deploy at our development projects, any such failure could have a material adverse effect on our business, financial condition and results of operations.

We are materially dependent on tax equity financing arrangements.

        In 2007, we entered into two tax equity financing transactions in which we received an aggregate of $146.3 million from tax equity investors in return for investments in our projects, entitling the tax equity investors to substantially all of the applicable project's related operating cash flow from electricity sales and related hedging agreements, PTCs and taxable income or loss until they achieve their agreed rates of return, which we expect to occur in ten years. In January 2008, we executed an agreement for an additional $208.0 million tax equity financing related to a portfolio of our New York projects. Funding of this tax equity financing will occur in tranches upon commencement of commercial operations of each applicable project and the satisfaction of certain other conditions precedent, including commencement of commercial operations of each applicable project by the end of 2009. In August 2008, $19.7 million was funded with respect to our Steel Winds I project. Our counterparty in this tax equity financing is an indirect subsidiary of Lehman Brothers Holdings, Inc., which filed for bankruptcy on September 15, 2008. We are uncertain what impact the bankruptcy will have on the funding of the balance of this financing. We are currently in discussions with other tax equity investors to fund the balance of this financing if and to the extent our counterparty is unable to fund its remaining commitment when due. We may not, however, be able to find financing on similar terms or at all, and the failure to find replacement financing could have a material adverse effect on our business, financial condition and results of operations.

        Our ability to enter into tax equity arrangements in the future depends on the extension of the expiration date or renewal of the PTC, without which the market for tax equity financing would likely cease to exist. Moreover, there are a limited number of potential tax equity investors, they have limited funds and wind energy developers compete with other renewable energy developers and others for tax equity financing. In addition, current and developing conditions in financial and credit markets generally could result in the contraction of available tax equity financing. As the renewable energy industry expands, the cost of tax equity financing may increase and there may not be sufficient tax equity financing available to meet the total demand in any year. If we are unable to enter into tax equity financing agreements with attractive pricing terms or at all, we may not be able to use the tax benefits provided by PTCs and accelerated tax depreciation, which could have a material adverse effect on our business, financial condition and results of operations.

        In a typical tax equity financing, we expect to receive an up-front cash payment of approximately 50-60% of a project's costs in exchange for an equity interest in our subsidiary that owns the project. These equity interests entitle the investors to receive a substantial portion of the project's cash distributions from electricity sales and related hedging agreements, PTCs and taxable income or loss until such investors reach an agreed rate of return on their up-front cash payment, which we typically expect to occur in ten years. As a result, a tax equity financing substantially reduces the cash distributions from the applicable projects available to us for other uses, and the period during which the tax equity investors receive substantially all of the cash distributions from electricity sales and related hedging agreements may last longer than expected if our wind energy projects perform below our expectations.

        In addition, our tax equity financing agreements provide our tax equity investors with a number of approval rights with respect to the applicable project or projects, including approvals of annual budgets, indebtedness, incurrence of liens, sales of assets outside the ordinary course of business and litigation settlements. As a result of these restrictions, the manner in which we conduct our business may be limited. See "Management's Discussion and Analysis of Financial Condition and Results of Operations—Factors Affecting Our Results of Operations—Financing upon commencement of commercial operations—Tax equity financing."

We may not be able to finance the development of our business or the construction costs of building wind energy projects, without which we may never achieve profitability.

        We are in a capital intensive business and we do not have sufficient funds to finance the growth of our business or the construction costs of our development projects or to support our projected capital expenditures of approximately $1.4 billion in the aggregate for 2008 and 2009, respectively. Our projects in development and construction entail significant capital expenditures and construction costs, and recovery of the capital investment in a wind energy project generally occurs over a lengthy period of time. The capital investment required to develop and construct a wind energy project is primarily based on the costs of fixed assets required for the project. The prices of turbines and electrical and other equipment have increased in recent years and may continue to increase as the demand for such equipment increases more rapidly than supply, or if the prices of key components and raw materials used to build the equipment increase. As a result, we will require additional funds from further equity or debt financings, including tax equity financing transactions, to complete the development and construction of our existing projects, to fund our capital expenditures, to identify and carry out development of new projects and to pay the general and administrative costs of operating our business. Current and developing conditions of significant volatility and illiquidity in credit markets and capital markets generally may adversely affect our ability to obtain financing on acceptable terms or at all. If we are unable to raise additional funds when needed, we may be required to delay development and construction of our wind energy projects, reduce the scope of our projects, and/or abandon or sell some or all of our development projects, any of which would adversely affect our business, financial position and results of operations.

Our hedging strategy may not adequately manage our commodity price risk, may expose us to significant losses and may limit our ability to benefit from higher electricity prices.

        Our ownership and operation of wind energy projects exposes us to volatility in market prices of electricity and RECs. In an effort to stabilize our returns from electricity sales, we carefully review the electricity sale options for each of our development projects. As part of this review, we assess the appropriateness of entering into a fixed price PPA and/or a financial hedge. If we sell our electricity into a liquid ISO market, we enter into a financial hedge with institutional investors in order to stabilize our projected revenue stream. Under the terms of our existing financial hedges, we are not obligated to physically deliver or purchase electricity, but we receive payments for certain quantities of electricity based on a fixed price and are obligated to pay the market electricity price for the same quantities of electricity. Thus, if market prices of electricity increase, we are obligated to make payments under these financial hedges. For example, we entered into an oil swap to hedge a variable revenue component of our PPA for our Kaheawa Wind Power I project that is based on the estimated costs that our counterparty avoids in substituting our electrical production for the production it otherwise would have to generate by burning fossil fuels. This hedge agreement involves periodic notional quantity settlements in which we pay a monthly amount equal to the product of (a) the prevailing market price of WTI crude oil on NYMEX and (b) a notional quantity of oil; and we receive a monthly amount equal to the product of (x) a specified fixed price and (y) such notional quantity. Because WTI crude oil prices have increased substantially since we entered into our hedge, we have made payments of $5.1 million associated with this oil swap from inception of the swap through June 30, 2008 and had a mark-to-market liability of $32.8 million as of June 30, 2008.

        These financial hedges cover quantities of electricity that we estimate we can produce with a high degree of certainty. As a result, gains or losses under the financial hedges should be offset by decreases or increases in our revenues from spot sales of electricity in liquid ISO markets. However, the actual amount of electricity we generate from operations may be materially different from our estimates for a variety of reasons, including variable wind conditions and turbine availability. To the extent actual amounts produced fall short of the quantities covered in our financial hedges, we will not be hedged and we will be exposed to commodity price risk. In the event a project does not generate the amount of electricity covered by the related hedge, we could incur significant losses under the financial hedge if electricity prices rise substantially above the fixed prices provided for in the hedge. For example, as a result of delays in commencing operations of our Prattsburgh I project, we have incurred aggregate costs of approximately $0.3 million to extend the forward start date under the swap contracts we entered into with respect to that project. If a project generates more electricity than is covered by the relevant hedge, the excess production will not be hedged and the revenues we derive will be subject to market price fluctuations.

        We often seek to sell forward a portion of our RECs in an effort to hedge against future declines in REC prices. If our projects are unable to generate the amount of electricity required to earn the RECs sold forward or if we are unable for any reason to qualify our electricity for RECs in relevant states, we may incur significant losses.

        We have not applied hedge accounting treatment to our hedging activities under Statement of Financial Accounting Standard ("SFAS") No. 133; therefore, we are required to mark our hedges to market through earnings on a periodic basis, which may result in non-cash adjustments to and volatility in our earnings, in addition to potential cash settlements for any losses. For example, we have had to mark-to-market the value of our commodity swaps for Kaheawa Wind Power I, Steel Winds I, Cohocton I and Prattsburgh I under SFAS No. 133 on a periodic basis, which has resulted in our quarterly and annual financial results reflecting changes in the value of these instruments based on changes in the underlying commodity prices.

        We often are required to post cash collateral and issue letters of credit for our obligations under our hedging arrangements, which reduce the available borrowing capacity under the credit agreements under which these letters of credit are issued. We have been and may in the future be required to post additional cash collateral or issue additional letters of credit if electricity and oil prices continue to rise. For example, because of rising electricity prices, our letters of credit covering our obligations under our electricity swaps for Cohocton I and Prattsburgh I increased from $7.5 million on December 31, 2007 to $42.9 million on June 30, 2008.

        In addition, our financial hedges expose us to counterparty credit risk (i.e., the risk that our counterparties may fail to fulfill their payment and other obligations under the contractual terms of our hedges). Counterparty credit risk has increased, given the current and developing conditions in credit markets. We intend to manage counterparty credit risk by assessing the credit standing of our counterparties and entering into hedges only with major financial institutions with high credit ratings if possible, but these efforts may not be sufficient to limit our exposure and potential for loss.

        Our inability to effectively manage market risks and our hedging activities may have a material adverse effect on our business, financial condition or results of operations. In addition, our hedging activities may also limit our ability to realize the full benefit of increases in electricity prices and RECs.

The growth of our business is dependent on the availability of turbines and turbine financings.

        Wind energy projects require delivery and assembly of turbines. We may encounter supply and/or logistical issues in securing turbines due to the limited number of turbine suppliers and current high demand for turbines. To date, GE Energy and Clipper Windpower have been our only suppliers of turbines, and they have agreed to deliver and commission turbines with an aggregate generating capacity in excess of 1,300 MW through 2013. To meet our targeted operating capacity of approximately 2,300 MW by 2013, we must secure additional turbines with approximately 1,000 MW of generation capacity. In the future, we may not be able to purchase a sufficient quantity of turbines from our suppliers, and our suppliers may give priority to other customers. Our turbine suppliers may delay the performance of or be unable to meet contractual commitments or components and equipment may be unavailable, which would have a material adverse effect on our business, financial condition and results of operations.

        In addition, we must obtain third-party turbine supply loans or otherwise secure financing for our turbine purchases, which account for the majority of the total cost of a wind energy project. We expect to expend approximately $418.2 million and approximately $293.1 million on turbines in 2008 and 2009, respectively. In addition, we have commitments to spend approximately $630.1 million on turbines from 2010 to 2013. These commitments represent our single largest financial obligation. To date, we have initially financed these purchases largely through turbine supply loans. An inability to obtain such financing on attractive terms in the future may preclude us from obtaining additional turbines, severely limiting our growth, and would cause us to default under our turbine supply agreements. Moreover, a significant increase in the cost of obtaining such financing could have a material adverse effect on the investment returns we achieve from our projects.

        In addition, spare parts for wind turbines and key pieces of electrical equipment may be unavailable to us. The sources for two significant spare parts for wind turbines, gear boxes and blades, are located outside of North America. If we were to experience a serial failure of either spare part we would incur delays in waiting for shipment of these items to delivery ports in the U.S. In addition, we do not carry spare substation main transformers. These transformers are designed specifically for each wind energy project, and the current lead time to order this equipment is approximately one year. If we have to replace any of our transformers, we would be unable to sell electricity from the affected wind energy project for more than one year.

        Our inability to secure turbines or third-party turbine supply loans, an impairment or loss of our relationship with either GE Energy or Clipper Windpower or their failure to timely deliver turbines could have a material adverse effect on the growth of our business and/or financial condition and results of operations.

We have a substantial amount of indebtedness maturing in less than one year, which may adversely affect our cash flow and our ability to operate our business, remain in compliance with debt covenants and make payments on our indebtedness.

        As of June 30, 2008, we had outstanding indebtedness of approximately $701.0 million, which represented approximately             % of our total debt and equity capitalization of $             million (after giving effect to this offering), including:

  •
  $444.5 million of debt under turbine supply loans; and

  •
  $256.5 million of other debt used to fund development, construction and general and administrative expenses.

        Of this amount, $679.4 million of our outstanding indebtedness matures prior to June 30, 2009 and we may not be successful in our efforts to extend the maturity of our indebtedness or to otherwise successfully refinance current maturities. Currently, certain of our existing investors have guaranteed up to $350.0 million of our borrowings and we expect those guarantees to be released upon the closing of this offering. Because we will no longer have these guarantees of our indebtedness, we may face higher borrowing costs on future indebtedness or a material revision of the terms of our borrowings.

        Our substantial indebtedness could have important consequences to you. For example, it could:

  •
  make it more difficult for us to satisfy our obligations with respect to our indebtedness, and any failure to comply with the obligations of any of our debt instruments, including financial and other restrictive covenants, could result in an event of default under the agreements governing our indebtedness;

  •
  require us to dedicate a substantial portion of our cash flow to pay principal and interest on our debt, which will reduce the funds available for working capital, capital expenditures, acquisitions, paying our tax equity investors and other general corporate purposes;

  •
  limit our flexibility in planning for and reacting to changes in the wind energy business;

  •
  make us more vulnerable to adverse changes in general economic, industry and competitive conditions and adverse changes in government regulation;

  •
  limit our ability to borrow additional amounts for working capital, make capital expenditures and/or acquisitions, meet our debt service requirements, execute our growth strategy or continue developing and constructing projects; and

  •
  place us at a disadvantage compared to competitors who have less debt.

        Any of these consequences could materially and adversely affect our business, financial condition and results of operations. If we do not have sufficient revenues to service our debt, we may be required to refinance all or part of our existing debt, sell assets, borrow additional amounts or sell securities, which we may not be able to do on favorable terms, or at all. In addition, increases in interest rates and changes in debt covenants may reduce the amounts that we can borrow, reduce the net cash flow generated by our projects and increase the equity investment we may be required to make to complete construction of our projects. These increases may cause some of our projects to become infeasible.

If our subsidiaries default on their obligations under their recourse or limited recourse debt financings, we may be required to make certain payments to the relevant lenders or these lenders may foreclose on the collateral securing this debt, which could cause us to lose certain assets, including our wind energy projects.

        Our debt consists primarily of recourse and limited recourse debt. We also have non-recourse debt, which is repaid solely from the applicable project's revenues and is secured by the project's physical assets, major contracts, cash accounts and, in many cases, our ownership interest in the project subsidiary. Recourse debt refers to debt for which we have provided a guarantee. Limited recourse debt refers to debt for which we have provided a limited guarantee. If our subsidiaries default on their obligations under the relevant financing agreement, creditors of recourse debt will have direct recourse to us and creditors of limited recourse debt will have direct recourse to us to the extent of our limited recourse obligations. This may require us to use distributions received by our other subsidiaries as well as other sources of cash available to us to satisfy these obligations. In addition, if our subsidiaries default on their obligations under the relevant financing agreement and the creditors foreclose on the relevant collateral, we may lose our ownership interest in the relevant subsidiary or some or all of its assets. The loss of our ownership interest in one or more of our subsidiaries could have a material adverse effect on our business, results of operations and financial condition.

Our wind energy projects' use and enjoyment of real property rights obtained from third parties may be adversely affected by the rights of lienholders and leaseholders whose rights are superior to those of the grantors of these real property rights.

        Each of our wind energy projects is or will be located on land occupied pursuant to various easements and leases. Our rights pursuant to these easements and leases allow us to install wind turbines, related equipment and transmission lines for the projects and to operate the projects. The ownership interests in the land subject to these easements and leases may be subject to mortgages securing loans or other liens (such as tax liens) and other easement and lease rights of third parties (such as leases of oil, gas, coal or other mineral rights) that were created prior to our easements and leases. As a result, our rights under these easements or leases may be subject and subordinate to the rights of such third parties.

        A default by a landowner at one or more of our wind energy projects under a mortgage could result in foreclosure of the landowner's property and thereby terminate our easements and leases required to operate the projects. Similarly, it is possible that another lienholder, such as a government authority with a tax lien, could foreclose upon a parcel and take ownership and possession of the portion of the project located on that parcel. In addition, the rights of a third party pursuant to a superior lease could result in damage to or disturbance of the equipment at a project, or require relocation of project assets.

        If any of our wind energy projects were to suffer the loss of all or a portion of its wind turbines or related equipment as a result of a foreclosure by a mortgagee or other lienholder of a land parcel, or damage arising from the conduct of superior leaseholders, our operations and revenues could be adversely affected.

If operating costs exceed those projected for any wind energy project, the cash flow available from that project will be adversely affected, which may have an adverse impact on our results of operations and financial condition.

        Our wind energy projects are exposed to numerous operational risks, including the impact of force majeure events, turbine breakdowns, electricity network and other utility service failures and other unanticipated events. The cost of repairing or replacing damaged equipment may be considerable, and repeated or prolonged interruption may result in termination of contracts, litigation and substantial damages or penalties for regulatory or contractual non-compliance, reduced cash flows and increased financing costs. Moreover, these amounts may not be recoverable under insurance policies or contractual claims and, in relation to network failures, network service providers and market operators may also benefit from contractual limitations of liability, which would reduce any recovery of damages from them.

The growth of our business depends on locating and obtaining control of suitable operating sites.

        Wind energy projects require wind conditions that are found in limited geographic areas and particular sites. Further, wind energy projects must be interconnected to electricity transmission or distribution networks in order to deliver electricity. Once we have identified a suitable operating site, our ability to obtain requisite land control or other land rights (including access rights, setback and/or other easements) with respect to the site is subject to growing competition from other wind energy producers that have sufficient financial capacity to research, locate and obtain control of such sites and to obtain required electrical interconnection rights. Our competitors may impede our development efforts by acquiring control of all or a portion of a project site we desire to develop or obtaining a right to use land necessary to connect a project site to a transmission or distribution network. If a competitor obtains land rights critical to our project development efforts, we could incur losses as a result of stranded development costs. If we succeed in securing the property rights necessary to construct and interconnect our projects, such property rights must be insurable and otherwise satisfactory to our financing counterparties. Obtaining adequate property rights may delay development of a project, or may not be feasible. Any failure to obtain insurable property rights that are satisfactory to our financing counterparties would preclude our ability to obtain third-party financing and could prevent ongoing development and construction of the relevant projects.

We rely on a limited number of key customers.

        We depend on sales of electricity and RECs to certain key customers, and our operations are highly dependent upon such customers' fulfilling their contractual obligations under our PPAs and other material sales contracts. For example, 87% of our revenues were generated from sales of electricity under PPAs with two key customers in 2007. Our customers may not comply with their contractual payment obligations or may become subject to insolvency or liquidation proceedings during the term of the relevant contracts, and the credit support received from such customers may not be sufficient to cover our losses in the event of a failure to perform. An inability or failure by such customers to meet their contractual commitments or insolvency or liquidation of our customers could have a material adverse effect on our business, financial position and results of operations.

Our electricity may cease to qualify for Massachusetts RECs.

        A significant portion of our revenues is expected to be generated from our Northeast projects that have access to Massachusetts RECs. Massachusetts recently enacted a new energy law, which may adversely affect REC qualifications for projects outside the New England Independent Systems Operator ("ISO-NE"). Enabling regulations are currently being considered that will determine whether our existing Northeast operations will be "grandfathered" and continue to qualify for Massachusetts REC sales. If our electricity generated by projects located outside ISO-NE (including our projects under development in Maine and Canada) no longer qualifies for Massachusetts RECs, we will be forced to qualify our electricity in other states with less attractive REC prices. If our operations are not grandfathered and if our other efforts to connect our Northeast projects directly into ISO-NE fail, these changes could have a material adverse effect on our business, financial condition and results of operations.

Our development activities and operations are subject to environmental regulation and risks from environmental, safety and other hazards.

        We are subject to various safety, environmental and natural resource protection laws and regulations in each of the jurisdictions in which we operate. These laws and regulations require us to obtain and maintain permits and approvals, undergo environmental review processes and implement required environmental, health and safety programs and procedures to control risks associated with the siting, construction, operation and decommissioning of wind energy projects. We cannot predict whether all permits required for a given project will be granted, whether the conditions associated with such permits will be achievable or whether such permits will be the subject of significant opposition. The denial of a permit essential to a project or the imposition of conditions with which it is not practicable or feasible to comply could impair or prevent our ability to develop a project. Significant opposition and delay in the environmental review and permitting process also could impair or delay our ability to develop a project.

        If we fail to comply with our permits, we may be required to pay fines or curtail production at our facilities. Violations of environmental laws in certain jurisdictions, including with respect to certain violations of laws protecting migratory birds and endangered species, may also result in criminal penalties.

        We have incurred and will continue to incur capital and operating expenditures and other costs in the ordinary course of business in complying with safety and environmental laws and regulations in the jurisdictions in which we operate. In addition, we may incur costs outside of the ordinary course of business to compensate for any environmental or other harm caused by our facilities, which may have a material adverse effect on our business, financial condition and results of operations.

We generally rely on transmission lines and other transmission facilities that are owned and operated by third parties. Where we develop our own transmission lines, we are exposed to transmission line development risk, which may delay and increase the costs of our projects.

        We often depend on electric transmission lines owned and operated by third parties to deliver the electricity we sell. Some of our wind energy projects have limited access to interconnection and transmission capacity where there are many parties seeking access to the capacity that is available. We may not be able to secure access to the limited available interconnection or transmission capacity at reasonable prices or at all. Moreover, in the event of a failure in the transmission facilities, we may experience lost revenues. In addition, transmission limitations may cause us to curtail our production of electricity, impairing our ability to fully capitalize on the particular wind energy project's potential. Any such failure could have a material adverse effect on our business, financial condition or results of operations.

        In certain circumstances, we will develop long transmission lines from our projects to nearby electricity transmission or distribution networks when such lines do not already exist. In some cases, these lines may cover significant distances. In order to construct such lines, we must secure requisite approvals, permits and land rights, which may be difficult or impossible to acquire or may require significant expenditures to acquire. We may not be successful in these activities and our projects that rely on such transmission development may be delayed or increase in cost. In addition, we may be required by law or regulation to provide service to third parties at regulated rates, which could potentially constrain transmission of our power on these lines.

Our projects may not be ready for turbine installation at the time we receive turbines under our turbine supply agreements, and the turbine warranties we purchase from our turbine suppliers to protect against turbine non-performance have limited coverage and include time limits and caps on damages.

        To secure a reasonably constant supply of turbines, we have entered into long-term turbine supply agreements, under which we are obligated to pay for and accept turbines at various times irrespective of our need for such turbines at such times. We are not able to predict the precise timing of our need for turbines, and, accordingly, we may be forced to purchase and accept turbines under our turbine supply agreements at a time when we do not have a project site that is ready for installation, resulting in expenditures without a near-term opportunity to generate project revenues.

        When we purchase our turbines, we also enter into warranty agreements with the manufacturer. Damages payable by the manufacturer under these agreements are typically subject to an aggregate maximum cap that is a portion of the total purchase price of the turbines. Losses in excess of these caps will be our responsibility. Since our turbine warranties generally expire within a certain period of time after the turbine delivery date or the date such turbine is commissioned, we may lose all or a portion of the benefit of the warranties if we are unable to deploy turbines we have purchased upon delivery.

We may be unable to timely complete the construction of our wind energy projects, and our construction costs could increase to levels that could make a new wind energy project too expensive to complete or unprofitable to operate.

        We may experience delays in the completion of our wind energy projects and the total construction cost of these wind energy projects may exceed our initial budget. We may suffer significant construction delays or construction cost increases as a result of a variety of factors, including:

  •
  failure to receive turbines or other critical components and equipment from third parties on schedule and according to design specifications;

  •
  failure to complete interconnection to transmission networks;

  •
  failure to receive quality and timely performance of third-party services;

  •
  failure to secure and maintain required regulatory and environmental permits or approvals;

  •
  inclement weather conditions;

  •
  adverse environmental and geological conditions; and

  •
  force majeure or other events out of our control with respect to our wind energy projects.

        Any of these factors could give rise to construction delays and construction costs in excess of our budgets, which could prevent us from completing construction of a project, cause defaults under our financing transactions and impair our business, financial condition and results of operations.

The loss of one or more members of our senior management or key employees may adversely affect our ability to implement our strategy.

        We depend on our skilled and experienced management team and the loss of one or more key executives could have a negative impact on our operations. We also depend on our ability to retain and motivate key employees and attract qualified new employees in order to meet our business objectives. If we lose a member of the management team or a key employee, we may not be able to replace him or her. We maintain "key man" insurance on certain of these individuals, which may not insure us against all potential losses in the event of his or her death or disability. Integrating new employees into our management team could prove disruptive to our daily operations, require a disproportionate amount of resources and management attention and ultimately prove unsuccessful. An inability to attract and retain sufficient technical and managerial personnel could limit or delay our development efforts, which could have a material adverse effect on our business, financial condition and results of operations.

Technological changes in the energy industry could render existing wind energy projects and technologies uncompetitive or obsolete.

        The energy industry is rapidly evolving and is highly competitive. Technological advances may result in lower costs for sources of energy, and may render existing wind energy projects and technologies uncompetitive or obsolete. Our failure to adopt new technologies as they are developed could have a material adverse affect our business, financial condition and results of operations.

Wind energy project revenues are highly dependent on suitable wind and associated weather conditions.

        The energy and revenues generated at a wind energy project are highly dependent on climatic conditions, particularly wind conditions, which are variable and difficult to predict. Turbines will only operate within certain wind speed ranges that vary by turbine model and manufacturer, and there is no assurance that the wind resource at any given project site will fall within such specifications.

        We base our investment decisions with respect to each wind energy project on the findings of wind studies conducted on-site before starting construction. However, actual climatic conditions at a project site, particularly wind conditions, may not conform to the findings of these wind studies, and, therefore, our wind energy projects may not meet anticipated production levels, which could adversely affect our forecasted profitability.

        We currently have only three wind energy projects in operation, and we anticipate having only a limited number of wind energy projects in operation over the next two years. As a result, our operations may be subject to material interruption if any of our wind energy projects is damaged or otherwise adversely affected by one or more accidents, severe weather or other natural disasters. Earthquakes, hurricanes, tornados, lightning strikes, floods, severe storms, wildfires or other exceptional weather conditions or natural disasters could damage our wind energy projects and related facilities and decrease production levels. These events could have a material adverse effect on our revenues, particularly to the extent that they affect multiple wind energy projects and project sites.

Weather and atmospheric conditions and operational factors may reduce energy production below our projections.

        When we develop a wind energy project, we evaluate the quality of the wind resources at the selected site through a number of means, and we retain third-party experts to assist us in this evaluation. We use the wind data that we gather on-site and data collected through other sources to develop projections of the wind energy project's performance, revenue generation, operating profit, debt capacity, tax equity capacity and return on investment, which are fundamental elements of our business planning. Wind resource projections at the start of commercial operations can have a significant impact on the amount of third-party capital that we can raise, including the expected contributions by tax equity investors. For this reason, we project the net annual capacity factor for each project in our portfolio. Net capacity factor is one element used in measuring the productivity of a wind turbine, wind energy project or any other power production facility. It compares the turbine's production over a given period of time with the amount of power the turbine could have produced if it had run at full capacity for the same amount of time.

Net Capacity Factor	=	Amount of power produced over time (usually measured annually) Power that would have been produced if turbine operated at full capacity 100% of the time over the same period of time

        Our net capacity factor projections are subject to change and are not intended to predict the wind at any specific time over the turbine's 20-year useful life. Even if our predictions of a wind energy project's net capacity factor become validated over time, the energy projects may experience hours, days, months, and even years that are below our wind resource projections.

        Projections of net capacity factor depend on wind resource projections, which rely upon assumptions such as wind speeds, interference between turbines, effects of vegetation and land use and terrain effects. The amount of electricity generated by a wind energy project depends upon many factors in addition to the quality of the wind resource, including turbine performance, aerodynamic losses resulting from wear on the wind turbine, degradation of turbine components, icing and the number of times an individual turbine or entire wind energy project may need to be shut down for maintenance or to avoid damage. In addition, conditions on the electrical transmission network can affect the amount of energy we can deliver to the network. Wind energy projects in our portfolio may fail to meet our energy production expectations in any given time period.

        If our wind energy projections are not realized, we could face a number of material issues, including:

  •
  our energy sales may be significantly lower than we forecast;

  •
  our energy hedging arrangements may be adversely affected;

  •
  we may not produce sufficient energy to meet our forward REC sales and, as a result, we may have to buy RECs on the open market to cover our position;

  •
  we may earn fewer PTCs than projected, which would increase the period during which we must make certain distributions and allocations to our tax equity investors; and

  •
  our wind energy projects may not generate sufficient cash flow to make payments on principal and interest as they become due on our project related debt.

        If, as a result of inaccurate wind resource projections, the performance of one or more of our wind energy projects falls below our projected net capacity factor levels, our business, financial condition and results of operations could be materially adversely affected.

Current or future litigation or administrative proceedings could have a material adverse effect on our business, financial condition and results of operations.

        We have been and continue to be involved in legal proceedings, administrative proceedings, claims and other litigation that arise in the ordinary course of business. Various individuals and interest groups may sue to challenge the issuance of a permit for a wind energy project or seek to enjoin construction of a wind energy project. For example, proceedings have been instituted against us challenging the issuance of some of our permits. In addition, we recently were served with a civil subpoena by the New York Attorney General relating to an investigation of our activities in the State of New York. The costs related to this investigation, as well as our own internal investigation, could be significant. The investigations being conducted by the New York Attorney General and our outside counsel are at an early stage. Therefore, we are unable to anticipate when these investigations may conclude, or what impact the New York Attorney General's investigation may have on current or future development plans, although a material adverse result is possible. Unfavorable outcomes or developments relating to these or other proceedings or investigations, such as judgments for monetary damages and other remedies, including injunctions or revocation of permits, could have a material adverse effect on our financing plans, business, financial condition and results of operations, and we could settle claims that could adversely affect our financial position and results of operations. For more information on these proceedings, other litigation and the New York Attorney General's subpoena, see "Business—Legal Proceedings."

We are not able to insure against all potential risks and may become subject to higher insurance premiums.

        Our business is exposed to the risks inherent in the construction and operation of wind energy projects, such as breakdowns, manufacturing defects, natural disasters, terrorist attacks and sabotage. We are also exposed to environmental risks. We have entered into insurance policies to cover certain risks associated with our business. Our insurance policies do not cover losses as a result of force majeure, natural disasters, terrorist attacks and sabotage. In addition, our insurance policies are subject to annual review by our insurers, and these policies may not be renewed at all or on similar or favorable terms. If we were to incur a serious uninsured loss or a loss significantly exceeding the limits of our insurance policies, the results could have a material adverse effect on our business, financial condition and results of operations.

Material weaknesses identified in our internal control over financial reporting could result in a material misstatement in our financial statements as well as result in our inability to file periodic reports within the timeframes required by federal securities laws, which could have a material adverse effect on our business and stock price.

        We are required to design, implement and maintain effective controls over financial reporting. A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of a company's annual or interim financial statements will not be prevented or detected on a timely basis.

        In connection with the preparation of our consolidated financial statements as of and for the year ended December 31, 2007, we identified the following material weakness in our internal control over financial reporting:

        Our financial and accounting organization was not adequate to support our financial accounting and reporting needs. Specifically, we did not hire and retain a sufficient level of personnel with accounting knowledge and training in the application of generally accepted accounting principles required to prepare financial statements that are materially accurate or maintain effective internal control. The lack of a sufficient complement of personnel contributed to significant deficiencies specifically related to: (1) effective policies and procedures designed to ensure certain costs are capitalized in accordance with generally accepted accounting principles and captured in the appropriate accounting period; (2) an effective process to ensure the completeness of accounts payable and accrued expenses; and (3) an effective review and approval process, specifically related to journal entries.

        We have taken, or are in the process of taking, the following specific actions with respect to our identified control deficiencies:

  •
  We have taken steps to improve the sufficiency and competency of our financial and accounting organization through the addition of experienced personnel. We have hired a new chief financial officer and added personnel to our accounting and financial reporting functions.

  •
  We have designed and implemented a process that is expected to remediate the internal control deficiencies associated with the completeness of accounts and accrued expenses.

  •
  We have designed and implemented a review and approval process that, when combined with the additional accounting and financial reporting personnel, is expected to remediate the internal control deficiencies we identified.

  •
  We are reviewing and documenting our financial statement closing process to identify specific enhancements that may be made to further improve the overall effectiveness of our internal controls.

  •
  We are undertaking an organizational redesign to more clearly align work flow with financial statement assertions and further increase the size and capabilities of the financial and accounting organization.

However, the measures we have taken or any future measures we plan to or may take may not adequately remediate the material weakness. Failure to implement new or improved controls, or any difficulties encountered in the implementation of such controls, could result in a material misstatement in our annual or interim consolidated financial statements or otherwise cause investors to lose confidence in our reported financial information.

        We are required to document and test our internal control procedures in order to satisfy the requirements of Section 404 of the Sarbanes Oxley Act of 2002, which will require annual management assessments and a report by our independent registered public accounting firm on the effectiveness of our internal control over financial reporting. We must complete our Section 404 annual management report and include the report beginning with our 2009 Annual Report on Form 10-K. We may not be able conclude on an ongoing basis that we have effective internal control over financial reporting in accordance with Section 404 or our independent registered public accounting firm may issue an adverse opinion on the effectiveness of our internal control over financial reporting. If we are unable to conclude that we have effective internal control over financial reporting or our independent registered public accounting firm is unable to provide us with a report that concludes our internal control over financial reporting are effective, investors could lose confidence in our reported financial information, which could have a negative effect on the trading price of our stock.

        Failure to remediate any identified deficiencies in internal control could cause us to fail to meet our reporting obligations. The rules of the SEC require that we file periodic reports containing our financial statements within a specified time following the completion of quarterly and annual fiscal periods. Any failure by us to timely file our periodic reports with the SEC may result in a number of adverse consequences that could materially and adversely affect our business, including, without limitation, potential action by the SEC against us, possible defaults under our debt agreements, shareholder lawsuits, delisting of our stock and general damage to our reputation.

One of our operating projects and other future projects may be subject to regulation by the Federal Energy Regulatory Commission ("FERC") under the Federal Power Act ("FPA") or other regulations that regulate the sale of electricity, which may adversely affect our business.

        All of our current operating projects are "Qualifying Facilities" that are not subject to regulation as public utilities by FERC under the FPA. One of our operating projects is, however, subject to rate regulation by FERC under the FPA, and certain of our under-construction and development projects may be subject to such rate regulation in the future. Our project that is subject to rate regulation is required to obtain FERC acceptance of its rate schedules for wholesale sales of energy, capacity and ancillary services, and other projects that are subject to rate regulation will be subject to the same requirement. FERC's orders granting generating and power marketing companies market-based rate authority reserve the right to revoke or revise that authority if FERC subsequently determines that generating and power marketing companies can exercise market power in transmission or generation, create barriers to entry or engage in abusive affiliate transactions.

        Any market-based rate authority that we have or will obtain will be subject to certain market behavior rules. If we are deemed to have violated these rules, we will be subject to potential disgorgement of profits associated with the violation and/or suspension or revocation of our market-based rate authority, as well as potential criminal and civil penalties. If we were to lose market-based rate authority for a project, we would be required to obtain FERC's acceptance of a cost-based rate schedule and could become subject to, among other things, the burdensome accounting, record keeping and reporting requirements that are imposed on public utilities with cost-based rate schedules. This would have an adverse effect on the rates we charge for power from our facilities and our cost of regulatory compliance.

        Although the sale of electric energy has been to some extent deregulated, the industry is subject to increasing regulation and even the threat of re-regulation. Due to major regulatory restructuring initiatives at the federal and state levels, the U.S. electric industry has undergone substantial changes over the past several years. We cannot predict the future design of wholesale power markets or the ultimate effect ongoing regulatory changes will have on our business. Other proposals to re-regulate may be made and legislative or other attention to the electric power market restructuring process may delay or reverse the movement towards competitive markets. If the deregulation of the electric power markets is reversed, discontinued or delayed, our business prospects and financial results could be negatively affected.

Risks Related to Our Structure

We are a holding company and our only material asset after completion of the reorganization and this offering will be our interest in First Wind Holdings, LLC, and accordingly we are dependent upon distributions from First Wind Holdings, LLC to pay taxes and other expenses.

        We will be a holding company and will have no material assets other than our ownership of Series A Units of First Wind Holdings, LLC. We will have no independent means of generating revenue. First Wind Holdings, LLC will be treated as a partnership for U.S. federal income tax purposes and, as such, will not itself be subject to U.S. federal income tax. Instead, its taxable income will generally be allocated to its members, including us, pro rata according to the number of membership units each member owns. Accordingly, we will incur income taxes on our proportionate share of any net taxable income of First Wind Holdings, LLC and also will incur expenses related to our operations. We intend to cause First Wind Holdings, LLC to distribute cash to its members in an amount at least equal to that necessary to cover their tax liabilities, if any, with respect to the earnings of First Wind Holdings, LLC. To the extent that we need funds to pay our tax or other liabilities or to fund our operations, and First Wind Holdings, LLC is restricted from making distributions to us under applicable agreements, laws or regulations or does not have sufficient earnings to make these distributions, we may have to borrow funds to meet these obligations and operate our business and, thus, our liquidity and financial condition could be materially adversely affected.

We will be required to pay holders of Series B Units most of the tax benefit of any depreciation or amortization deductions we may claim as a result of the tax basis step up we receive in connection with the reorganization and future exchanges of Series B Units.

        Our reorganization is expected to increase our share of the tax basis in the tangible and intangible assets of First Wind Holdings, LLC. In addition, future exchanges of Series B Units (together with the corresponding number of shares of our Class B common stock) for shares of our Class A common stock are expected to result in additional increases in our tax basis. These increases in tax basis are expected to reduce the amount of tax that we would otherwise be required to pay in the future. We expect we will be required to pay a portion of the cash savings we actually realize from such increase to holders of the Series B Units, which include our Sponsors and certain members of management pursuant to a tax receivable agreement. See "The Reorganization and Our Holding Company Structure—Tax Receivable Agreement."

        We intend to enter into a tax receivable agreement with each of the current members of First Wind Holdings, LLC and any future holder of Series B Units, pursuant to which we will pay them            % of the amount of the cash savings, if any, in U.S. federal, state and local income tax that we realize as a result of these increases in tax basis. The actual increase in tax basis, as well as the amount and timing of any payments under this agreement, will vary depending upon a number of factors, including the timing of exchanges, the price of our Class A common stock at the time of the exchanges, the extent to which such exchanges are taxable, the amount and timing of our income and the tax rates then applicable. We expect that, as a result of the size and increases in our share of the tax basis in the tangible and intangible assets of First Wind Holdings, LLC attributable to our interest therein, the payments that we may make to these members likely will be substantial.

        If the IRS successfully challenges the tax basis increases described above, we will not be reimbursed for any payments made under the tax receivable agreement. As a result, in certain circumstances, we could make payments under the tax receivable agreement in excess of our cash tax savings.

If we are deemed an investment company under the Investment Company Act, our business would be subject to applicable restrictions under that Act, which could make it impracticable for us to continue our business as contemplated.

        We believe our company is not an investment company under Section 3(b)(1) of the Investment Company Act because we are primarily engaged in a non-investment company business. We intend to conduct our operations so that we will not be deemed an investment company. However, if we are deemed an investment company, restrictions imposed by the Investment Company Act, including limitations on our capital structure and our ability to transact with affiliates, could make it impractical for us to continue operating our business as contemplated.

Risks Related to this Offering and Our Class A Common Stock

We will continue to be controlled by our Sponsors after the completion of this offering, which will limit your ability to influence corporate activities and may adversely affect the market price of our Class A common stock.

        Upon completion of the offering, our Sponsors will own or control outstanding common stock representing, in the aggregate, an approximately            % voting interest in us, or approximately            % if the underwriters exercise in full their option to purchase additional shares. As a result of this ownership, our Sponsors will have effective control over the outcome of votes on all matters requiring approval by our stockholders, including the election of directors, the adoption of amendments to our certificate of incorporation and bylaws and approval of a sale of the company and other significant corporate transactions. Our Sponsors can also take actions that have the effect of delaying or preventing a change in control of us or discouraging others from making tender offers for our shares, which could prevent stockholders from receiving a premium for their shares. These actions may be taken even if other stockholders oppose them. Concurrently with the closing of this offering, our Sponsors will enter into a shareholders' agreement pursuant to which they will vote all of the shares of Class A common stock and Class B common stock held by them together on certain matters submitted to a vote of our common shareholders.

The interests of our Sponsors may conflict with the interests of our other stockholders.

        The interests of our Sponsors, or entities controlled by them, may not coincide with the interests of the holders of our Class A common stock. For example, our Sponsors could cause us to make acquisitions or engage in other transactions that increase the amount of our indebtedness or the number of outstanding shares of Class A common stock or sell revenue-generating assets. Additionally, our Sponsors are in the business of trading securities of, and/or investing in, energy companies, including wind energy producers, and related products, including derivatives, commodities and power, and may, from time to time, compete directly or indirectly with us or prevent us from taking advantage of corporate opportunities. Our Sponsors may also pursue acquisition opportunities that may be complementary to our business, and as a result, those acquisition opportunities may not be available to us.

Conflicts of interest may arise because some of our directors are representatives of our controlling stockholders.

        Messrs. Alsikafi, Aube, Eilers and Martin, who are representatives of our Sponsors, serve on our board of directors. As discussed above, our Sponsors and entities controlled by them may hold equity interests in entities that directly or indirectly compete with us, and companies in which they currently invest may begin competing with us. As a result of these relationships, when conflicts between the interests of our Sponsors, on the one hand, and the interests of our other stockholders, on the other hand, arise, these directors may not be disinterested. Although our directors and officers have a duty of loyalty to us under Delaware law and our certificate of incorporation, transactions that we enter into in which a director or officer has a conflict of interest are generally permissible so long as (1) the material facts relating to the director's or officer's relationship or interest as to the transaction are disclosed to our board of directors and a majority of our disinterested directors, or a committee consisting solely of disinterested directors, approves the transaction, (2) the material facts relating to the director's or officer's relationship or interest as to the transaction are disclosed to our stockholders and a majority of our disinterested stockholders approves the transaction or (3) the transaction is otherwise fair to us. Under our certificate of incorporation, representatives of our Sponsors are not required to offer to us any transaction opportunity of which they become aware and could take any such opportunity for themselves or offer it to other companies in which they have an investment, unless such opportunity is expressly offered to them solely in their capacity as a director of ours.

We have limited the liability of and have agreed to indemnify our Sponsors, their affiliates and their subsidiaries, as well as our directors and officers, which may result in these parties assuming greater risks.

        The liability of our Sponsors, their affiliates and their subsidiaries, as well as of our directors and officers, is limited, and we have agreed to indemnify each of these parties to the fullest extent permitted by law. This may lead such parties to assume greater risks when making investment-related decisions than they otherwise would.

        Under our certificate of incorporation and bylaws, the liability of our directors, officers, and employees is limited. Similarly, First Wind Holdings, LLC's amended and restated limited liability company agreement contains provisions limiting its managing member's, members', officers', and their respective affiliates', including our Sponsors' liability to First Wind Holdings, LLC and its unit holders. Because First Wind Holdings, LLC is a limited liability company, the exculpation and indemnification provisions in its amended and restated limited liability company agreement are not subject to the limitations set forth in the Delaware General Corporation Law (the "DGCL") with respect to the indemnification that may be provided by a Delaware corporation to its directors and officers. In addition, we have contractually agreed to indemnify our directors, officers, employees and their respective affiliates, including our Sponsors, to the fullest extent permitted by law. These protections may result in the indemnified parties', including our Sponsors, tolerating greater risks when making investment-related decisions than otherwise would be the case, for example when determining whether to use leverage in connection with investments. The indemnification arrangements may also give rise to legal claims for indemnification that are adverse to us and holders of our common stock.

We will be a "controlled company" within the meaning of Nasdaq rules and, as a result, may qualify for, and rely on, applicable exemptions from certain corporate governance requirements.

        Following the completion of this offering we will be a "controlled company" under the rules of Nasdaq. Under these rules, a company of which more than 50% of the voting power is held by a group is a "controlled company" and may elect not to comply with certain Nasdaq corporate governance requirements, including (1) the requirement that a majority of the board of directors consist of independent directors, (2) the requirement that the nominating committee be composed entirely of independent directors, (3) the requirement that the compensation committee be composed entirely of independent directors and (4) the requirement for an annual performance evaluation of the nominating and corporate governance and compensation committees. We intend to rely on this exemption to the extent it is applicable, and therefore we may not have a majority of independent directors or nominating and compensation committees consisting entirely of independent directors. Accordingly, you may not have the same protections afforded to stockholders of companies that are not deemed "controlled companies."

The market price of our Class A common stock could decline due to the large number of shares of our Class A common stock eligible for future sale upon the exchange of Series B Units.

        The market price of our Class A common stock could decline as a result of sales of a large number of shares of our Class A common stock eligible for future sale upon the exchange of Series B Units (together with the corresponding number of shares of our Class B common stock), or the perception that such sales could occur. These sales, or the possibility that these sales may occur, also may make it more difficult for us to raise additional capital by selling equity securities in the future, at a time and price that we deem appropriate.

        Upon completion of this offering, approximately            Series B Units of First Wind Holdings, LLC will be outstanding. Subject to certain limitations, each Series B Unit, together with a corresponding share of Class B common stock, will be exchangeable for one share of our Class A common stock as described under "The Reorganization and Our Holding Company Structure—Amended and Restated Limited Liability Company Agreement of First Wind Holdings, LLC." We will enter into a registration rights agreement with our current investors pursuant to which we will grant such investors registration rights with respect to shares of Class A common stock received upon exchange of Series B Units (together with the corresponding number of shares of our Class B common stock).

Requirements associated with being a public company will increase our costs significantly, as well as divert significant company resources and management attention.

        Prior to this offering, we have not been subject to the reporting requirements of the Exchange Act or the other rules and regulations of the SEC or any stock exchange. We are working with our legal, independent accounting and financial advisors to identify those areas in which changes should be made to our financial and management control systems to manage our growth and fulfill our obligations as a public company. These areas include corporate governance, corporate control, internal audit, disclosure controls and procedures, financial reporting and accounting systems. We have made, and will continue to make, changes in these and other areas. However, the expenses that will be required in order to prepare adequately for being a public company could be material. Compliance with the various reporting and other requirements applicable to public companies will also require considerable time and attention of management.

        In addition, being a public company could make it more difficult or more costly for us to obtain certain types of insurance, including directors' and officers' liability insurance, and we may be forced to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage.

Our certificate of incorporation, bylaws and Delaware law contain provisions that could discourage another company from acquiring us, may prevent attempts by our stockholders to replace or remove our current management and could negatively affect our stock price.

        Some provisions of our certificate of incorporation, bylaws and Delaware law may have the effect of delaying, discouraging or preventing a merger or acquisition that our stockholders may consider favorable, including transactions in which stockholders may receive a premium for their shares. In addition, these provisions may frustrate or prevent any attempts by our stockholders to replace or remove our current management by making it more difficult for stockholders to replace or remove our board of directors. Our certificate of incorporation and bylaws:

  •
  authorize the issuance of "blank check" preferred stock that could be issued by our board of directors to thwart a takeover attempt without further stockholder approval;

  •
  classify the board of directors into staggered three-year terms, which may lengthen the time required to gain control of our board of directors;

  •
  prohibit cumulative voting in the election of directors, which would otherwise allow holders of less than a majority of stock to elect some directors; and

  •
  require super-majority (80%) voting to effect amendments to provisions of our certificate of incorporation or bylaws regarding board composition and classes of directors, renouncement of business opportunities and other amendments to our certificate of incorporation or bylaws described above.

        In addition, in our certificate of incorporation, we have elected not to be subject to section 203 of the DGCL, which would otherwise prohibit transactions with a stockholder who owns 15% or more of our stock. As a result, we may be more susceptible to takeover offers that have not been approved by our board. These provisions could limit the price that investors are willing to pay in the future for shares of our Class A common stock. These provisions may also discourage a potential acquisition proposal or tender offer, even if the acquisition proposal or tender offer is at a premium over the then-current market price for our Class A common stock.

Our Class A common stock has not been publicly traded prior to this offering, and we expect that the price of our Class A common stock may fluctuate substantially.

        There has not been a public market for our Class A common stock prior to this offering. A trading market for our Class A common stock may not develop or be liquid. If you purchase shares of our Class A common stock in this offering, you will pay a price that was not established in the public trading markets. The initial public offering price was determined by negotiations between the underwriters and us. You may not be able to resell your shares above the initial public offering price and may suffer a loss of some or all of your investment.

        Broad market and industry factors may adversely affect the market price of our Class A common stock, regardless of our actual operating performance. Other factors that could cause fluctuations in our stock price may include, among other things:

  •
  uncertainty associated with the timing of project development and completion;

  •
  extension or expiration of the PTC and other changes in government policy;

  •
  actual or anticipated variations in quarterly operating results;

  •
  volatility in market prices for electricity and RECs;

  •
  weather conditions that may affect our production;

  •
  changes in financial estimates by us or by any securities analysts who may cover our stock or our failure to meet the estimates made by securities analysts;

  •
  changes in the market valuations of other companies operating in our industry;

  •
  announcements by us or our competitors of significant acquisitions, strategic partnerships or divestitures;

  •
  additions or departures of key personnel; and

  •
  sales of our Class A common stock, including sales of our Class A common stock by our directors and officers or by affiliates of our Sponsors or our other principal stockholders.

Factors over which we have little or no control may cause our operating results to vary widely from period to period, which may cause our stock price to decline.

        Our operating results may fluctuate from period-to-period depending on several factors, including varying weather conditions; changes in regulated or market electricity prices; electricity demand, which follows broad seasonal demand patterns; changes in market prices for RECs; marking to market of our hedging arrangements and unanticipated development or construction delays. Thus, a period-to-period comparison of our operating results may not reflect long-term trends in our business and may not prove to be a relevant indicator of future earnings. These factors may harm our business, financial condition and results of operations and may cause our stock price to decline.

We currently do not intend to pay dividends on our Class A common stock for the foreseeable future. As a result, your only opportunity to achieve a return on your investment is if the price of our Class A common stock appreciates.

        We currently do not expect to declare or pay dividends on our Class A common stock for the foreseeable future. Our debt agreements currently limit our ability to pay dividends on our Class A common stock, and we may also enter into other agreements in the future that prohibit or restrict our ability to declare or pay dividends on our Class A common stock. As a result, your only opportunity to achieve a return on your investment will be if the market price of our Class A common stock appreciates and you sell your shares at a profit.

You may experience dilution of your ownership interests due to the future issuance of additional shares of our Class A common stock.

        We are in a capital intensive business and we do not have sufficient funds to finance the growth of our business or the construction costs of our development projects or to support our projected capital expenditures. As a result, we will require additional funds from further equity or debt financings, including tax equity financing transactions or sales of preferred shares or convertible debt to complete the development of new projects and pay the general and administrative costs of our business. We may in the future issue our previously authorized and unissued securities, resulting in the dilution of the ownership interests of purchasers of Class A common stock offered hereby. We are currently authorized to issue             shares of common stock and            shares of preferred stock with preferences and rights as determined by our board of directors. The potential issuance of such additional shares of common stock or preferred stock or convertible debt may create downward pressure on the trading price of our Class A common stock. We may also issue additional shares of our Class A common stock or other securities that are convertible into or exercisable for Class A common stock in future public offerings or private placements of our securities for capital raising purposes or for other business purposes, potentially at an offering price or conversion price that is below the offering price for Class A common stock in this offering.

You will suffer immediate and substantial dilution in the book value per share of your Class A common stock as a result of this offering.

        The initial public offering price of our Class A common stock is considerably more than the pro forma net tangible book value per share of our outstanding Class A common stock, as adjusted to reflect completion of this offering. This reduction in the book value of your equity is known as dilution. This dilution occurs in large part because our earlier investors paid substantially less than the initial public offering price when they purchased their shares. Investors purchasing Class A common stock in this offering will incur immediate dilution of $            in pro forma net tangible book value per share of Class A common stock, as adjusted to reflect completion of this offering, based on the initial public offering price of $            per share.

        The risks described herein are not the only risks we face. Additional risks and uncertainties not currently known to us, or that are currently deemed to be insignificant, also may materially adversely affect our business, financial condition and results of operations.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

        Various statements in this prospectus, including those that express a belief, expectation or intention, as well as those that are not statements of historical fact, are forward-looking statements. The forward-looking statements may include projections and estimates concerning the timing and success of specific projects, revenues, income and capital spending. We generally identify forward-looking statements with the words "believe," "intend," "expect," "seek," "may," "should," "anticipate," "could," "estimate," "plan," "predict," "project" or their negatives, and other similar expressions. All statements we make relating to our estimated and projected earnings, margins, costs, expenditures, cash flows, growth rates and financial results or to our expectations regarding future industry trends are forward-looking statements.

        These forward-looking statements are subject to risks and uncertainties that may change at any time, and, therefore, our actual results may differ materially from those that we expected. The forward-looking statements contained in this prospectus are largely based on our expectations, which reflect many estimates and assumptions made by our management. These estimates and assumptions reflect our best judgment based on currently known market conditions and other factors. Although we believe such estimates and assumptions are reasonable, we caution that it is very difficult to predict the impact of known factors and it is impossible for us to anticipate all factors that could affect our actual results. In addition, management's assumptions about future events may prove to be inaccurate. Management cautions all readers that the forward-looking statements contained in this prospectus are not guarantees of future performance, and we cannot assure any reader that such statements will be realized or the forward looking events and circumstances will occur. Actual results may differ materially from those anticipated or implied in the forward-looking statements due to the factors listed in the "Risk Factors" section and elsewhere in this prospectus. All forward-looking statements are based upon information available to us on the date of this prospectus. We undertake no obligation to update or revise any forward-looking statements as a result of new information, future events or otherwise, except as otherwise required by law. These cautionary statements qualify all forward-looking statements attributable to us, or persons acting on our behalf. The risks, contingencies and uncertainties associated with our forward-looking statements relate to, among other matters, the following:

  •
  our ability to complete our wind energy projects;

  •
  fluctuations in supply, demand, prices and other conditions for electricity, other commodities and RECs;

  •
  public response to and changes in the local, state and federal regulatory framework affecting renewable energy projects, including the potential expiration and extension of the PTC;

  •
  the ability of our counterparties to satisfy their financial commitments and RECs;

  •
  the limited operating history of and technical issues experienced by one or our key turbine suppliers, Clipper Windpower;

  •
  the availability of financing, including tax equity financing, for our wind energy projects;

  •
  our ability to continue as a going concern;

  •
  our ability to qualify the electricity from certain Northeast projects for Massachusetts RECs;

  •
  risks associated with our hedging strategies;

  •
  the availability of equipment required for the construction of our wind energy projects, particularly wind turbines;

  •
  our substantial indebtedness described in this prospectus;

  •
  competition from other energy developers;

  •
  development constraints, including limited geographic availability for suitable sites, timing of permits and availability of interconnection;

  •
  potential environmental liabilities and the cost of compliance with applicable environmental laws and regulations;

  •
  our electrical production projections for our wind energy projects;

  •
  our ability to operate our business efficiently, manage capital expenditures and costs (including general and administrative expenses) effectively and generate earnings and cash flow;

  •
  our ability to retain and attract senior management and key employees;

  •
  our ability to keep pace with and take advantage of new technologies;

  •
  weather conditions that may affect our electricity production;

  •
  the effects of litigation, including administrative and other proceedings or investigations relating to our wind energy projects under development and those in operation;

  •
  conditions in energy markets as well as financial markets generally, which will be affected by interest rates, foreign currency fluctuations and general economic conditions;

  •
  strains on our resources due to the expansion of our business;

  •
  non-payment by customers and enforcement of certain contractual provisions;

  •
  the effective life and cost of maintenance of our wind turbines and other equipment; and

  •
  other factors discussed under "Risk Factors."

MARKET AND INDUSTRY DATA

        This prospectus includes market and industry data that we have developed from independent consultant reports, publicly available information, various industry publications, other published industry sources and our internal data and estimates. Our internal data, estimates and forecasts are based upon information obtained from trade and business organizations and other contacts in the markets in which we operate and our management's understanding of industry conditions.

USE OF PROCEEDS

        We estimate that the net proceeds to us from the sale of Class A common stock in this offering will be approximately $            , based on an offering price of $            per share, the midpoint of the range set forth on the cover of this prospectus, and after deducting the underwriting discount and estimated offering expenses.

        We intend to use our net proceeds from this offering to repay approximately $             million of outstanding indebtedness under our First Wind Holdings, LLC revolving credit facility, to repay approximately $             million of outstanding indebtedness under our First Wind Acquisition, LLC turbine supply loan and the remaining $             million to fund a portion of our expected capital expenditures in 2008 and 2009.

        As of June 30, 2008, $223.1 million was outstanding under the First Wind Holdings, LLC revolving credit facility. We used the net proceeds of the revolver loan to finance the development, construction, ownership and operation of the Steel Winds I, Cohocton I and Prattsburgh I projects in New York. As of June 30, 2008, the interest rate for borrowings under the revolver loan was 3.60%. The revolver loan matures on October 15, 2008. We are currently negotiating an extension of the maturity of our revolving credit facility.

        As of June 30, 2008, $267.2 million was outstanding under the First Wind Acquisition, LLC turbine supply loan. We used the net proceeds of the turbine supply loan to acquire GE Energy turbines. As of June 30, 2008, the interest rate for borrowings under the turbine supply loan was 4.85%. The outstanding balance under the turbine supply loan matures on April 15, 2009.

        All of the indebtedness being repaid using the net proceeds from this offering has been guaranteed by certain of our existing investors. We expect that these guarantees will terminate upon such repayment. See "Certain Relationships and Related Party Transactions—Related Party Loans and Advances."

        A $1.00 increase or decrease in the assumed initial public offering price of $            would increase or decrease net proceeds to us from this offering by approximately $             million after deducting underwriting discounts and commissions and estimated offering expenses.

DIVIDEND POLICY

        We do not expect to declare or pay any cash or other dividends in the foreseeable future on our Class A common stock, as we intend to reinvest cash flow generated by operations in our business. Class B common stock will not be entitled to any dividend payments. Our debt agreements effectively limit our ability to pay dividends on our Class A common stock, and we may also enter into credit agreements or other arrangements in the future that prohibit or restrict our ability to declare or pay dividends on our Class A common stock.

CAPITALIZATION

        The following table sets forth the consolidated cash and cash equivalents and capitalization of First Wind Holdings, LLC as of June 30, 2008 on an actual basis and of First Wind Holdings Inc. on a pro forma and a pro forma as adjusted basis after giving effect to:

  •
  on an actual basis;

  •
  on a pro forma basis as of June 30, 2008 to give effect to all of the reorganization transactions described in "The Reorganization and Our Holding Company Structure;" and

  •
  on a pro forma as adjusted basis as of June 30, 2008 to give further effect to our sale of            shares of common stock in this offering at an assumed initial public offering price of $            per share, the midpoint of the range listed on the cover page of this prospectus, after deducting estimated underwriting discounts and commissions and estimated offering expense payable by us.

        You should read this table together with the information set forth in "Unaudited Pro Forma Financial Information," "Selected Historical Financial and Operating Data," "Management's Discussion and Analysis of Financial Condition and Results of Operations," "The Reorganization and Our Holding Company Structure," "Description of Capital Stock" and the consolidated financial statements included elsewhere in this prospectus.

	As of June 30, 2008
	First Wind Holdings, LLC Actual	First Wind Holdings Inc. Pro Forma	First Wind Holdings Inc. Pro Forma As Adjusted(2)
	(unaudited)
	(in thousands, except share amounts)
Long-term debt, including debt with maturities less than one year(1)	$701,031	$	$

Members' capital/stockholders' equity:
Members' capital	290,137			—
Class A common stock, $0.001 par value, no shares authorized, issued and outstanding, actual; shares authorized and shares issued and outstanding, pro forma; shares authorized and shares issued and outstanding, pro forma as adjusted	—
Class B common stock, $0.0001 par value, no shares authorized, issued and outstanding, actual; shares authorized and shares issued and outstanding pro forma; shares authorized and shares issued and outstanding, pro forma as adjusted	—
Additional paid-in capital	—
Accumulated deficit	(185,537)

Total members' capital/stockholders' equity	104,600

Total capitalization	$805,631	$	$

(1)
Approximately $679.4 million of our outstanding indebtedness had a maturity of less than one year as of June 30, 2008.

(2)
A $1.00 increase (decrease) in the assumed initial public offering price of $            per share would increase (decrease) each of the pro forma as adjusted cash and cash equivalents and stockholders' equity by $            million, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us. The pro forma as adjusted information discussed above is illustrative only and following completion of this offering will be adjusted based on the actual offering price and other terms of this offering determined at pricing.

DILUTION

        At June 30, 2008 after giving effect to the reorganization, the net tangible book value per share of our Class A common stock was $            . Net tangible book value per share is determined by dividing our tangible net worth (tangible assets less total liabilities) by the total number of outstanding shares of Class A common stock. After giving effect to the sale of the shares in this offering and based on an assumed offering price of $            per share, the midpoint of the range shown on the cover page of this prospectus, assuming the receipt of the estimated net proceeds, after deducting the estimated discounts and offering expenses and assuming all Series B Units that will be outstanding immediately after the reorganization are, together with the corresponding number of shares of our Class B common stock, exchanged for the corresponding number of shares of our Class A common stock, our net tangible book value at June 30, 2008 would have been approximately $            per share. This represents an immediate and substantial increase in the net tangible book value of $            per share to existing stockholders and an immediate dilution of $            per share to new investors purchasing Class A common stock in this offering, resulting from the difference between the offering price and the net tangible book value after this offering. The following table illustrates the per share dilution to new investors purchasing Class A common stock in this offering:

Assumed initial public offering price per share		$
Net tangible book value per share at June 30, 2008	$
Increase in net tangible book value per share attributable to new investors	$

As adjusted net tangible book value per share after this offering		$

Dilution per share to new investors		$

        The following table sets forth at June 30, 2008 after giving effect to the reorganization, the total number of shares of Class A common stock purchased from us, and the total consideration and average price per share paid by existing equity holders and by new investors purchasing Class A common stock in this offering, assuming all Series B Units that will be outstanding immediately after the consummation of the reorganization are, together with the corresponding number of shares of our Class B common stock, exchanged for the corresponding number of shares of our Class A common stock, at an assumed initial public offering price of $            per share, the midpoint of the range set forth on the cover page of this prospectus.

	Shares Issued		Total Consideration
					Average Consideration Per Share
	Number	Percent	Amount	Percent
Existing stockholders

New investors

Total		100%		100%

        If the underwriters' option to purchase additional shares is exercised in full, the number of shares held by existing stockholders after this offering would decrease to            , or        %, of the total number of shares of Class A common stock outstanding immediately following this offering, and the number of shares held by new investors would increase to            or approximately        % of the total number of shares of Class A common stock outstanding immediately following this offering.

        A $1.00 increase (decrease) in the assumed initial public offering price of $            per share would increase (decrease) total consideration paid by new investors in this offering and by all investors by $             million, and would increase (decrease) the average price per share paid by new investors by $            , assuming the number of shares of Class A common stock offered by us, as set forth on the front cover page of this prospectus, remains the same.

UNAUDITED PRO FORMA FINANCIAL INFORMATION

        The following unaudited consolidated pro forma statements of operations for the year ended December 31, 2007 and the six months ended June 30, 2008 and the unaudited pro forma consolidated balance sheet as of June 30, 2008 present our consolidated results of operations and financial position to give pro forma effect to the reorganization transactions described in "The Reorganization and our Holding Company Structure" and the sale of shares in this offering (excluding shares issuable upon exercise of the underwriters' option to purchase additional shares, if any) and the application of the net proceeds from this offering as if all such transactions had been completed as of January 1, 2007 with respect to the unaudited consolidated pro forma statement of operations and as of June 30, 2008 with respect to the unaudited pro forma consolidated balance sheet data. The unaudited pro forma consolidated financial statements reflect pro forma adjustments that are described in the accompanying notes and are based on available information and certain assumptions we believe are reasonable, but are subject to change. We have made, in our opinion, all adjustments that are necessary to present fairly the pro forma financial data.

        The unaudited pro forma financial data are presented for informational purposes only and should not be considered indicative of actual results of operations that would have been achieved had the reorganization transactions and this offering been consummated on the dates indicated, and do not purport to be indicative of statements of financial condition data or results of operations as of any future date or any future period.

FIRST WIND HOLDINGS INC.
Unaudited Pro Forma Consolidated Balance Sheet
As of June 30, 2008
(in thousands, except share amounts)

	First Wind Holdings, LLC Historical	Reorganization Adjustments		First Wind Holdings Inc.(1) Pro Forma	Offering Adjustments		First Wind Holdings Inc.(1) Pro Forma as Adjusted
	(unaudited)
Assets
Current assets:
Cash and cash equivalents	$10,349	$		$	$		$
Restricted cash	17,661
Accounts receivable	2,663
Prepaid expenses and other current assets	8,492
Deferred financing costs, net of accumulated amortization of $5,212 as of June 30, 2008	4,774

Total current assets	43,939
Property, plant and equipment, net	188,040
Construction in progress	463,566
Turbine deposits	315,365
Other non-current assets	20,215		(2)

Total assets	$1,031,125	$		$	$		$

Liabilities and Stockholders' Equity
Current liabilities:
Accrued capital expenditures	$41,992	$		$	$		$
Accounts payable and accrued expenses	24,240
Derivative liabilities	13,264
Deferred tax liability	—		(3)
Other current liabilities	—		(3)
Debt with maturities less than one year	679,361					(4)

Total current liabilities	758,857
Long-term debt, net of current portion	21,670
Long-term derivative liabilities	81,981
Deferred revenue	2,085
Asset retirement obligations	2,587

Total liabilities	867,180
Commitments and contingencies
Minority interest	59,345
Members' capital/stockholders' equity:
Members' capital	290,137		(2)
Class A common stock, $0.001 par
value, no shares authorized, issued and outstanding, actual; shares authorized and shares issued and outstanding, as adjusted	—		(2)			(4)
Class B common stock, $0.0001 par			(3)
value, no shares authorized, issued and outstanding, actual; shares authorized and shares issued and outstanding, as adjusted	—		(2)
Additional paid in-capital	—		(2)
Accumulated deficit	(185,537)

Total members' capital/stockholders' equity	104,600

Total liabilities and members' capital/stockholders' equity	$1,031,125	$		$	$		$

(1)
As a newly formed entity, First Wind Holdings Inc. will have no assets or results of operations until the completion of this offering.

(2)
Represents adjustments to reflect minority interest resulting from the existing members' ownership interest of approximately        % of the Series B Units of First Wind Holdings, LLC. As described in "The Reorganization and Our Holding Company Structure," following this offering and the reorganization that we are undertaking in connection therewith, our only material asset will be our ownership of approximately    % of the membership units of First Wind Holdings, LLC and our only business will be to act as the sole managing member of First Wind Holdings, LLC. As such, we will operate and control all of its business and affairs and will consolidate its financial results into our financial statements. The ownership interests of the other members of First Wind Holdings, LLC will be accounted for as a minority interest in our consolidated financial statements after this offering.
(3)
Our reorganization and the new holding company structure are expected to increase our share of the tax basis in the tangible and intangible assets of First Wind Holdings, LLC. The step-up in tax basis is initially deductible for tax purposes over a 15-year period. We will enter into a tax receivable agreement with certain holders of Series B Units after giving effect to the reorganization and any future holder of Series B Units that will require us to pay such holders    % of the amount of cash savings, if any, in U.S. federal, state and local income tax that we actually realize (or are deemed to realize in the case of an early termination payment by us, or a change in control, as discussed below) as a result of the increases in tax basis and of certain other tax benefits related to entering into the tax receivable agreement, including tax benefits attributable to payments under the tax receivable agreement. The adjustments assume that there are no material changes in the relevant tax law.
(4)
We expect to receive net proceeds from this offering of $             million based on an aggregate underwriting discount of $             million and estimated offering expenses of $             million. We intend to use our net proceeds from this offering to repay approximately $             million of outstanding indebtedness under one of our revolving credit facilities, to repay approximately $         million of outstanding indebtedness under one of our turbine supply loans and to fund a portion of our expected capital expenditures in 2008 and 2009.

FIRST WIND HOLDINGS INC.
Unaudited Pro Forma Consolidated Statement of Operations
Year ended December 31, 2007
(in thousands, except share and per share amounts)

	First Wind Holdings, LLC Historical	Reorganization Adjustments		First Wind Holdings Inc.(1) Pro Forma	Offering Adjustments		First Wind Holdings Inc.(1) Pro Forma as Adjusted
Statement of Operations Data:
Revenues:
Revenues	$23,817	$		$	$		$
Risk management activities related to operating projects	(11,471)

Total revenues	12,346

Cost of revenues:
Wind energy project operating expenses	9,175
Depreciation and amortization of operating assets	8,800

Total cost of revenues	17,975

Gross loss	(5,629)

Project development expenditures	25,861
General and administrative	13,308
Depreciation and amortization	1,215

Total expenditures	40,384

Loss from operations	(46,013)
Risk management activities related to non-operating projects	(21,141)
Other income	843
Interest expense, net of capitalized interest	(9,585)					(2)

Net loss before minority interest in operations of subsidiaries	(75,896)
Minority interest in operations of subsidiaries	7,825		(3)

Net loss before income taxes	(68,071)
Income tax expense	—		(4)

Net loss	$(68,071)	$		$	$		$

Pro forma net loss per share—basic and diluted(5)				$			$

Shares used in computing pro forma net loss per share—basic and diluted(5)(6)(7)

(1)
As a newly formed entity, First Wind Holdings Inc. will have no assets or results of operations until the completion of this offering.
(2)
We expect to receive net proceeds from this offering of $             million based on an aggregate underwriting discount of $             million and estimated offering expenses of $             million. We intend to use our net proceeds from this offering to repay approximately $             million of outstanding indebtedness under one of our revolving credit facilities, to repay approximately $         million of outstanding indebtedness under one of our turbine supply loans and to fund a portion of our expected capital expenditures in 2008 and 2009.
(3)
As described in "The Reorganization and Our Holding Company Structure," following this offering, and the reorganization that we are undertaking in connection therewith, our only material asset will be our ownership of approximately    % of the

  membership units of First Wind Holdings, LLC and our only business will be to act as the sole managing member of First Wind Holdings, LLC. As such, we will operate and control all of its business and affairs and will consolidate its financial results into our financial statements. The ownership interests of the other members of First Wind Holdings, LLC will be accounted for as a minority interest in our consolidated financial statements after this offering. Represents adjustments to reflect minority interest resulting from the existing members' ownership interest of approximately         % of the Series B Units of First Wind Holdings, LLC.

(4)
First Wind Holdings, LLC is currently taxed as a partnership for federal income tax purposes. Therefore, we are not subject to entity-level federal income taxation, and our taxes with respect to First Wind Holdings, LLC are payable by our equity holders at rates applicable to them. Following this offering, and the reorganization that we are undertaking in connection therewith, earnings recorded by us will be subject to federal income taxation. Reflects provision for income taxes based on an assumed effective tax rate of     %.
(5)
Basic and diluted net income per share was computed by dividing the pro forma net income attributable to our Class A common stockholders by the             shares of Class A common stock that we will issue and sell in this offering (assuming that the underwriters do not exercise their option to purchase an additional             shares of Class A common stock to cover over-allotments), plus            shares issued in connection with our initial capitalization, assuming that these             shares of Class A common stock were outstanding for the entirety of each of the historical periods presented on a pro forma basis. No pro forma effect was given to the future potential exchanges of the            Series B Units, together with the corresponding number of shares of our Class B common stock, of our subsidiary, First Wind Holdings, LLC, that will be outstanding immediately after the consummation of this offering and the reorganization transactions for the corresponding number of shares of our Class A common stock because the issuance of shares of Class A common stock upon these exchanges would not be dilutive.

  A $1.00 increase (decrease) in the assumed initial public offering price of $        per share would increase (decrease) each of the pro forma as adjusted cash and cash equivalents and stockholders' equity by $         million, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us. The pro forma as adjusted information discussed above is illustrative only and following completion of this offering will be adjusted based on the actual offering price and other terms of this offering determined at pricing.

(6)
We made dividend distributions of $23,692 during 2007 and $75 during 2008 to minority members of First Wind Holdings, LLC. We have assumed an increase in the number of shares that, when multiplied by the offering price, would be sufficient to replace the capital in excess of the earnings withdrawn. This pro forma adjustment resulted in an additional                        shares added to the calculation of "Shares used in computing pro forma net loss per share—basic and diluted".

(7)
The shares used in computing pro forma net loss per share include only the number of shares for which the proceeds are being reflected in the pro forma adjustments above. The table below summarizes the corresponding number of shares, assuming an offering price of $                        , issued related to each pro forma adjustment:

Number of shares
Pro forma adjustment(a)—debt reduction of $
Pro forma adjustment(b)—minority interest of $
Pro forma adjustment(c)—income tax expense of $
Pro forma adjustment(d)—dividend paid of $32,283
Total pro forma shares

    (a)
    See footnote (2).
    (b)
    See footnote (3).
    (c)
    See footnote (4).
    (d)
    See footnote (6).

FIRST WIND HOLDINGS INC.
Unaudited Pro Forma Consolidated Statement of Operations
Six months ended June 30, 2008
(in thousands, except share and per share amounts)

	First Wind Holdings, LLC Historical	Reorganization Adjustments		First Wind Holdings Inc.(1) Pro Forma	Offering Adjustments		First Wind Holdings Inc.(1) Pro Forma as Adjusted
	(unaudited)
Statement of Operations Data:
Revenues:
Revenues	$13,863	$		$	$		$
Risk management activities related to operating projects	(21,300)

Total revenues	(7,437)

Cost of revenues:
Wind energy project operating expenses	4,501
Depreciation and amortization of operating assets	4,612

Total cost of revenues	9,113

Gross loss	(16,550)

Project development expenditures	15,685
General and administrative	14,542
Depreciation and amortization	1,061

Total expenditures	31,288

Loss from operations	(47,838)
Risk management activities related to non-operating projects	(34,635)
Other income	29
Interest expense, net of capitalized interest	(3,352)					(2)

Net loss before minority interest in operations of subsidiaries	(85,796)
Minority interest in operations of subsidiaries	16,681		(3)

Net loss before income taxes	(69,115)
Income tax expense	—		(4)

Net loss	$(69,115)	$		$	$		$

Pro forma net loss per share—basic and diluted(5)				$			$

Shares used in computing pro forma net loss per share—basic and diluted(5)(7)

(1)
As a newly formed entity, First Wind Holdings Inc. will have no assets or results of operations until the completion of this offering.
(2)
We expect to receive net proceeds from this offering of $             million based on an aggregate underwriting discount of $             million and estimated offering expenses of $             million. We intend to use our net proceeds from this offering to repay approximately $             million of outstanding indebtedness under one of our revolving credit facilities, to repay approximately $         million of outstanding indebtedness under one of our turbine supply loans and to fund a portion of our expected capital expenditures in 2008 and 2009.
(3)
As described in "The Reorganization and Our Holding Company Structure," following this offering, and the reorganization that we are undertaking in connection therewith, our only material asset will be our ownership of approximately    % of the membership units of First Wind Holdings, LLC and our only business will be to act as the sole managing member of First Wind Holdings, LLC. As such, we will operate and control all of its business and affairs and will consolidate its financial results into our financial statements. The ownership interests of the other members of First Wind Holdings, LLC will be accounted for as a minority interest in our consolidated financial statements after this offering. Represents adjustments to reflect minority interest resulting from the existing members' ownership interest of approximately        % of the Series B Units of First Wind Holdings, LLC.

(4)
First Wind Holdings, LLC is currently taxed as a partnership for federal income tax purposes. Therefore, we are not subject to entity-level federal income taxation, and our taxes with respect to First Wind Holdings, LLC are payable by our equity holders at rates applicable to them. Following this offering, and the reorganization that we are undertaking in connection therewith, earnings recorded by us will be subject to federal income taxation. Reflects provision for income taxes based on an assumed effective tax rate of     %.
(5)
Basic and diluted net income per share was computed by dividing the pro forma net income attributable to our Class A common stockholders by the             shares of Class A common stock that we will issue and sell in this offering (assuming that the underwriters do not exercise their option to purchase an additional             shares of Class A common stock to cover over-allotments), plus            shares issued in connection with our initial capitalization, assuming that these             shares of Class A common stock were outstanding for the entirety of each of the historical periods presented on a pro forma basis. No pro forma effect was given to the future potential exchanges of the            Series B Units, together with the corresponding number of shares of our Class B common stock, of our subsidiary, First Wind Holdings, LLC, that will be outstanding immediately after the consummation of this offering and the reorganization transactions for the corresponding number of shares of our Class A common stock because the issuance of shares of Class A common stock upon these exchanges would not be dilutive.

  A $1.00 increase (decrease) in the assumed initial public offering price of $        per share would increase (decrease) each of the pro forma as adjusted cash and cash equivalents and stockholders' equity by $         million, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us. The pro forma as adjusted information discussed above is illustrative only and following completion of this offering will be adjusted based on the actual offering price and other terms of this offering determined at pricing.

(6)
We made dividend distributions of $23,692 during 2007 and $75 during 2008 to minority members of First Wind Holdings, LLC. We have assumed an increase in the number of shares that, when multiplied by the offering price, would be sufficient to replace the capital in excess of the earnings withdrawn. This pro forma adjustment resulted in an additional                        shares added to the calculation of "Shares used in computing pro forma net loss per share—basic and diluted".

(7)
The shares used in computing pro forma net loss per share include only the number of shares for which the proceeds are being reflected in the pro forma adjustments above. The table below summarizes the corresponding number of shares, assuming an offering price of $                        , issued related to each pro forma adjustment:

Number of shares
Pro forma adjustment(a)—debt reduction of $
Pro forma adjustment(b)—minority interest of $
Pro forma adjustment(c)—income tax expense of $
Pro forma adjustment(d)—dividend paid of $32,283
Total pro forma shares

    (a)
    See footnote (2).
    (b)
    See footnote (3).
    (c)
    See footnote (4).
    (d)
    See footnote (6).

SELECTED HISTORICAL FINANCIAL AND OPERATING DATA

        You should read the following selected consolidated financial data together with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our consolidated financial statements and notes thereto appearing elsewhere in this prospectus. The selected consolidated statement of operations data for the years ended December 31, 2005, 2006 and 2007 and the selected consolidated balance sheet data as of December 31, 2006 and 2007 are derived from our audited consolidated financial statements included elsewhere in this prospectus. In their report dated July 29, 2008, which is also included in this prospectus, our independent registered public accounting firm stated that our consolidated financial statements as of and for the year ended December 31, 2007 were prepared assuming we would continue as a going concern; however, our recurring losses from operations, negative operating cash flows, accumulated deficit and need to obtain adequate funding to procure turbines and fund capital expenditures raise substantial doubt about our ability to continue as a going concern. Our consolidated financial statements do not include any adjustments that may result from the outcome of this uncertainty. If we are unable to obtain additional debt or equity financing, we may have to curtail our development activities or be forced to sell assets, perhaps on unfavorable terms, which would have a material adverse effect on our business, financial condition and results of operations. The selected consolidated statement of operations data for the fiscal year ended December 31, 2004 and the selected consolidated balance sheet data as of December 31, 2004 are derived from our audited consolidated financial statements not included in this prospectus. The selected consolidated statement of operations data for the fiscal year ended December 31, 2003 and the selected consolidated balance sheet data as of December 31, 2003 are derived from our unaudited consolidated financial statements not included in this prospectus. The selected consolidated statement of operations data for the six months ended June 30, 2007 and 2008 and the selected consolidated balance sheet data as of June 30, 2008 are derived from our unaudited interim consolidated financial statements included elsewhere in this prospectus. The unaudited interim period financial information, in the opinion of management, includes all adjustments, which are normal and recurring in nature, necessary for the fair presentation of the periods shown. Our historical results may not be indicative of the operating results to be expected in any future periods.

	Year ended December 31,					Six Months ended June 30,
	2003	2004	2005	2006	2007	2007	2008
	(unaudited)					(unaudited)
	(in thousands, except unit data and operating data)
Statement of Operations Data:
Revenues:
Revenues	$—	$—	$72	$7,063	$23,817	$8,397	$13,863
Risk management activities related to operating projects	—	—	—	8,848	(11,471)	(1,835)	(21,300)

Total revenues	—	—	72	15,911	12,346	6,562	(7,437)

Cost of revenues:
Wind energy project operating expenses	—	—	—	1,339	9,175	4,675	4,501
Depreciation and amortization of operating assets	—	—	—	1,945	8,800	4,162	4,612

Total cost of revenues	—	—	—	3,284	17,975	8,837	9,113

Gross profit (loss)	—	—	72	12,627	(5,629)	(2,275)	(16,550)

Project development expenditures	1,881	4,369	6,706	16,028	25,861	13,418	15,685
General and administrative	—	—	1,557	6,598	13,308	5,898	14,542
Depreciation and amortization	—	—	158	294	1,215	303	1,061

Total expenditures	1,881	4,369	8,421	22,920	40,384	19,619	31,288

Loss from operations	(1,881)	(4,369)	(8,349)	(10,293)	(46,013)	(21,894)	(47,838)
Risk management activities related to non-operating projects	—	—	(6,784)	(13,131)	(21,141)	(2,156)	(34,635)
Other income	—	11	19	282	843	262	29
Interest expense, net of capitalized interest	(123)	(340)	(2,803)	(3,049)	(9,585)	(3,627)	(3,352)

Net loss before minority interest in operations of subsidiaries and cumulative effect of adoption of FIN 46R	(2,004)	(4,698)	(17,917)	(26,191)	(75,896)	(27,415)	(85,796)
Minority interest in operations of subsidiaries	—	—	—	176	7,825	1,106	16,681

Net loss before cumulative effect of adoption of FIN 46R	(2,004)	(4,698)	(17,917)	(26,015)	(68,071)	(26,309)	(69,115)
Cumulative effect of adoption of FIN 46R(1)	—	—	(703)	—	—	—	—

Net loss	$(2,004)	$(4,698)	$(18,620)	$(26,015)	$(68,071)	$(26,309)	$(69,115)

Basic and diluted net loss attributable per common unit(2)	$(0.05)	$(0.10)	$(0.38)	$(0.24)	$(0.36)	$(0.14)	$(0.35)

Basic and diluted weighted average number of common units	42,774,193	45,567,426	49,095,347	107,712,405	189,161,855	182,432,532	197,239,108
Other Financial Data:
Net cash provided by (used in):
Operating activities	$(75)	$(283)	$(3,195)	$(31,799)	$(26,370)	$(12,134)	$(16,106)
Investing activities	75	(124)	(25,286)	(311,281)	(334,007)	(107,222)	(284,782)
Financing activities	—	980	30,244	346,500	358,107	119,371	307,710
Selected Operating Data (at year end):
Aggregate operating capacity	—	—	—	30 MW	92 MW
Aggregate prospective capacity	940 MW	1,818 MW	3,497 MW	3,222 MW	5,415 MW
Aggregate contracted turbines	—	—	30 MW	319 MW	1,316 MW

	As of December 31,
						As of June 30, 2008
	2003	2004	2005	2006	2007
	(unaudited)					(unaudited)
	(in thousands)
Balance Sheet Data:
Property, plant and equipment, net	$62	$141	$484	$81,452	$192,076	$188,040
Construction in progress	—	—	29,075	85,153	346,320	463,566
Total assets	167	763	37,998	372,500	770,666	1,031,125
Long-term debt, including debt with maturities less than one year	—	—	35,195	257,884	465,449	701,031
Members' capital (deficit)	(2,851)	(6,602)	(24,672)	88,519	68,795	104,600

(1)
We adopted FASB Interpretation No. 46(R), Consolidation of Variable Interest Entities, an interpretation of FIN 46(R) effective December 31, 2006, and as a result of being the primary beneficiary of certain VIEs, were required to consolidate them in accordance with GAAP. FIN 46(R) defines a VIE as an entity in which the equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. A VIE must be consolidated only by its primary beneficiary, which is defined as the party who, along with its affiliates and agents, absorbs a majority of the VIE's expected losses or receives a majority of the expected residual returns as a result of holding variable interests.

(2)
The basic and diluted net loss attributable per common unit for each of the five-year periods ended December 31, 2007 and the six month periods ended June 30, 2007 and 2008 has been presented for informational and historical purposes only. Upon completion of this offering, as a result of the reorganization events that have taken place in 2008 and other reorganization events that will take place immediately prior to completion of the offering as described in "The Reorganization and Our Holding Company Structure," the shares used in computing net earnings or loss per share will bear no relationship to these historical common units.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS

        The following discussion is intended to assist in understanding our results of operations and our present financial condition. The historical financial data discussed below reflect the historical results of operations and financial condition of our operating company and do not give effect to our reorganization. See "The Reorganization and Our Holding Company Structure" and "Unaudited Pro Forma Financial Information," included elsewhere in this prospectus, for a description of our reorganization and its effect on our historical results of operations. Our consolidated financial statements and the accompanying notes included elsewhere in this prospectus contain additional information that should be referred to when reviewing this material. Statements in this discussion may be forward-looking. These forward-looking statements involve risks and uncertainties, including those discussed below, which could cause actual results to differ from those expressed.

Overview

        We are an independent North American wind energy company focused exclusively on the development, ownership and operation of wind energy projects. As of August 31, 2008, our portfolio of wind energy projects included approximately 5,564 MW of operating and prospective capacity, of which 92 MW were operating and 182 MW were under construction. We expect to start construction on a 203 MW project in 2008 and, as a result, to be simultaneously constructing three wind energy projects, representing 385 MW. Our goal is to have approximately 1,100 MW of operating capacity by the end of 2010 and we target the construction and commissioning of approximately 400 MW annually thereafter to achieve approximately 2,300 MW of operating capacity by the end of 2013. We have entered into purchase contracts for turbines with an aggregate generating capacity in excess of 1,300 MW, which are scheduled to be delivered or commissioned between 2008 and 2013. We expect this supply will be sufficient to meet all of our anticipated turbine needs in 2008 and 2009 and approximately 80% of our anticipated turbine needs in 2010. Our ability to complete the projects in our development pipeline and achieve our targeted capacity is subject to a number of risks and uncertainties as described in the "Risk Factors" section of this prospectus.

Factors Affecting Our Results of Operations

        The following are the principal factors that we believe have had a significant influence on our financial condition and results of operations for the periods presented:

Expansion of our business

        Since 2002, we have experienced substantial growth and we expect to continue significantly increasing our installed capacity over time. As we grow, we expect to require significant additional amounts of debt, tax equity financing and equity capital. To date, we have funded our development and construction expenditures through a combination of turbine supply loans, construction loans, term loans, tax equity financing and equity capital. As of June 30, 2008, we had $701.0 million of outstanding indebtedness, approximately $679.4 million of which matures prior to June 30, 2009. In addition, we had purchase obligations, principally turbine purchase commitments, of $1.2 billion at June 30, 2008, $435.3 million of which is payable before June 30, 2009. As a result of our recurring losses from operations, negative operating cash flows, accumulated deficit and need to obtain adequate funding to procure turbines and fund capital expenditures, the report of our independent registered public accounting firm as of and for the year ended December 31, 2007 contains an explanatory paragraph raising substantial doubt as to our ability to continue as a going concern. For further discussion of our indebtedness and purchase commitments, see "—Liquidity and Capital Resources."

Overview of financing

        Our wind energy projects are financed with a combination of debt, tax equity financing and equity capital. At the initial stage of a project's development, we use a combination of equity capital and turbine supply loans to cover development expenses and turbine costs. Turbine supply loans are employed to finance approximately 60-90% of the cost of a project's turbines. Once a project moves to the construction phase, we use a combination of equity capital and construction loans to finance the construction of the project. Proceeds from the construction loans are typically used to fund construction and installation costs as well as to retire the turbine supply loans. Finally, once a project is complete and commercial operations begin, we permanently finance the project through a combination of term loans and tax equity financing transactions, the proceeds of which are used to retire the construction loans and provide for a return of a portion of equity capital. Although the percentage of each of these three forms of permanent financing varies regionally and by project, tax equity financing typically represents a majority of a project's permanent financing.

Turbine supply loans

        The majority of the total cost of a wind energy project is attributable to turbine purchases. Our turbine purchases have been and will continue to be our principal capital expenditure. During 2006 and 2007, we entered into purchase contracts for turbines with an aggregate cost of $298.0 million and $1.5 billion, respectively.

        In recent years, the combined effect of a limited number of turbine suppliers, the weakening dollar, rising commodity costs and increasing demand for turbines has led to escalating turbine prices. To mitigate supply-related uncertainty, we seek to secure and finance our anticipated turbine needs well in advance of our targeted installation dates. We have entered into purchase contracts with GE Energy and Clipper Windpower for turbines with an aggregate generating capacity in excess of 1,300 MW, which are scheduled to be delivered or commissioned between 2008 and 2013. We expect this supply will be sufficient to meet all of our anticipated turbine needs in 2008 and 2009 and approximately 80% of our anticipated turbine needs in 2010. We have also secured turbines for a portion of our anticipated development and construction needs for 2011, 2012 and 2013. See "Risk Factors—Risks Related to Our Business and the Wind Energy Industry—One of our key turbine suppliers, Clipper Windpower, has a limited operating history, has experienced certain technical issues with its wind turbine technology and may continue to experience similar issues."

        Generally, turbine suppliers require up-front payments upon execution of a turbine supply agreement and significant progress payments well in advance of turbine delivery. We finance our turbine supply agreements through a combination of turbine supply loans and equity capital. Our equity capital contributions to each project vary from 10-40% depending on the terms available from turbine supply loan lenders. As of June 30, 2008, we had approximately $444.5 million in turbine supply loans outstanding, and the balance of our existing turbine commitments was approximately $1.2 billion. We expect to continue to incur turbine indebtedness in the future as we grow. For additional information regarding our turbine loans, see "—Liquidity and Capital Resources" below.

Development financing

        We have historically funded the development expenditures of our projects, primarily consisting of permitting, community outreach and meteorological expenses, through equity capital contributions or debt guaranteed by certain of our current investors. In the future, we expect to fund the development of our wind energy projects with a combination of cash flows from operations, the proceeds of this offering and future debt and/or equity offerings.

Construction loans

        After we have developed a wind energy project to the point where we are prepared to commence construction, we typically enter into a limited recourse construction loan. Proceeds from construction loans are typically used to retire turbine indebtedness and to pay construction costs, including costs to construct roads, substations, transmission lines and the balance of plant. Construction loans are generally secured by the project's assets. In certain instances we enter into a construction loan for a single project, while in other instances we are able to finance multiple projects through a single credit facility. We also use equity capital contributions to fund a portion of each project's construction costs.

Financing upon commencement of commercial operations

        Once construction of a wind energy project is completed and commercial operations commence we seek to finance the project on a long-term basis through a combination of term loans and tax equity financing, as described in more detail below.

         Term loans.    Term loans provide long-term debt financing and are repaid with project cash flows. In conjunction with our term loans, our projects often retain separate credit facilities to provide letters of credit. Our subsidiaries that raise term loan financing generally secure these term loans through pledges of membership interests in the project companies.

         Tax equity financing.    We generally seek to secure tax equity financing to provide the majority of each project's permanent capital needs. In a typical tax equity financing, we expect to receive an up-front cash payment of approximately 50-60% of a project's cost in exchange for an equity interest in our subsidiary that owns the project. These equity interests entitle the tax equity investors to receive a portion of the project's cash distributions from electricity sales and related hedging agreements, PTCs and taxable income or loss until such investors reach an agreed rate of return on their up-front cash payment, which we typically expect to occur in ten years. The availability of tax equity financing depends on federal tax attributes that encourage renewable energy development. These attributes primarily include (i) renewable energy PTCs, which are federal income tax credits related to the quantity of renewable energy produced and sold during a taxable year and (ii) accelerated depreciation of renewable energy assets as calculated under the Modified Accelerated Cost Recovery System of the Internal Revenue Code ("MACRS"). We do not generate sufficient taxable income to use all of the PTCs or the accelerated depreciation available to us under these programs. We seek to maximize project profitability, improve project returns and reduce equity capital requirements by monetizing the value of these incentives through tax equity financing transactions.

        The PTC incentive currently provides a $21 federal tax credit per MWh for a renewable energy facility that uses wind, geothermal or "closed-loop" bioenergy fuel sources in each of the first ten years of its operation, and applies to facilities that are placed in service before the end of 2009. These facilities will continue to benefit from the current PTC incentive until the end of the ten-year period from the date on which the facilities are placed in service. Our current tax equity financing model is substantially dependent on the PTC incentive and to the extent it is not extended our anticipated growth will be adversely affected. See "Risk Factors—Risks Related to Our Business and the Wind Energy Industry—The growth of our business depends upon the extension of the expiration date of the PTC, which currently expires on December 31, 2009, and other federal and state governmental policies and standards that support renewable energy development."

        The Tax Reform Act of 1986 established MACRS as the method to calculate depreciation for federal income tax purposes. Under MACRS, wind power assets are provided a depreciable life of five years, which is substantially shorter than the 15- to 20-year depreciable lives associated with traditional power generation facilities. Accelerated depreciation results in tax losses in the early stages of a wind energy project's life. Typically, 90% of a wind energy project's assets qualify for five-year accelerated depreciation under MACRS.

        The up-front cash payment made by our tax equity investors is determined by discounting the projected future value of the cash distributions from electricity sales and related hedging agreements, PTCs and taxable income or loss that the tax equity investors are entitled to receive until such investors reach an agreed investment return on the up-front cash payment, which we typically expect to occur in ten years. The after-tax discount rate used for this calculation is an agreed-upon targeted investment return for the tax investor. As described in more detail in the table below, prior to achieving the targeted investment return, our tax equity investors receive substantially all of the project's cash distributions from electricity sales and related hedging agreements, PTCs and taxable income or loss. Following achievement of the targeted investment return, the allocation of the project's cash distributions from electricity sales and related hedging agreements, PTCs and taxable income or loss "flips" or reverses from our tax equity investors to us so that we receive substantially all of the project's cash distributions from electricity sales and related hedging agreements, PTCs and taxable income or loss from that point forward. If the project outperforms expectations, the flip will occur sooner and if a project underperforms, it will take longer for the flip to occur.

        To date, our projects' tax equity investors have been large financial institutions with significant taxable income. After giving effect to a tax equity financing, we retain day-to-day operational and management control of the applicable project. However, our tax equity financing agreements provide our tax equity investors with a number of approval rights, including approvals of annual budgets, indebtedness, incurrence of liens, sales of assets outside the ordinary course of business and litigation settlements. Tax equity investors do not receive a lien on the project's assets.

        Although the economic terms of each tax equity financing vary substantially, the following table provides an illustration of an allocation to tax equity investors of cash distributions, PTCs and taxable income or loss that may characterize a tax equity financing. The column titled "Cash Distributions" reflects the apportionment of cash distributions from electricity sales and related hedging agreements; the column titled "PTCs" reflects the allocation of PTCs for U.S. federal income tax purposes; and the column titled "Taxable Income or Loss" reflects the allocation of taxable income or loss for U.S. federal income tax purposes.

	Cash Distributions		PTCs(1)		Taxable Income or Loss
	Project Owner	Tax Equity Investors	Project Owner	Tax Equity Investors	Project Owner	Tax Equity Investors
Year 1 to Flip Date(2)	30%	70%	1%	99%	1%	99%
Thereafter	95%	5%	95%	5%	95%	5%

(1)
PTCs lapse after ten years of commercial operations and the assets are generally fully depreciated five years after commercial operations commence.
(2)
Actual flip dates, as discussed above, vary and depend on the date the tax equity investors earn the agreed upon targeted investment return.

        During the year ended December 31, 2007, we completed two tax equity financing transactions, receiving approximately $146.3 million in aggregate up-front payments in exchange for equity interests in our subsidiaries that own our Kaheawa Wind Power I and Mars Hill projects. As discussed above, these equity interests entitle our tax equity investors to substantially all of the cash distributions from electricity sales and related hedging agreements, PTCs and taxable income or loss generated by our Kaheawa Wind Power I and Mars Hill projects until the tax equity investors achieve their targeted investment returns. Upon the tax equity investors' achieving their targeted investment returns, we have the option to acquire the equity interests, at the then fair value, from the tax equity investors. For the year ended December 31, 2007, we made distributions of $23.7 million to our tax equity investors and a minority member of the subsidiary that owns our Kaheawa Wind Power I project. See "Certain Relationships and Related Party Transactions."

        In January 2008, we executed an agreement for an additional $208.0 million tax equity financing related to a portfolio of our New York projects (Steel Winds I, Cohocton I and Prattsburgh I). Funding of this tax equity financing will occur in tranches upon commencement of commercial operations of each applicable project and the satisfaction of certain other conditions precedent. In August 2008, $19.7 million was funded with respect to our Steel Winds I project. We used these proceeds for working capital and to fund operations. Our counterparty in this tax equity financing is an indirect subsidiary of Lehman Brothers Holdings, Inc., which filed for bankruptcy on September 15, 2008. We are uncertain what impact the bankruptcy will have on the funding of the balance of this financing. We are currently in discussions with other tax equity investors to fund the balance of this financing if and to the extent our counterparty is unable to fund its remaining commitment when due, but such financing may not be available.

        Following the "flip" date for each tax equity financing transaction, we have the option to purchase our tax equity investors' equity interests at the then-current fair market value or, if greater, the investors' capital account balances.

        Under each of these transactions, we retained day-to-day management control of our subsidiaries and, therefore, will continue to consolidate our subsidiaries that own Kaheawa Wind Power I, Mars Hill and the New York projects into our consolidated financial results. These transactions have been accounted for as equity financings using a balance sheet methodology of accounting. See "—Critical Accounting Policies and Estimates—Tax Equity Transactions" for more information regarding our accounting for tax equity financing transactions.

Material Trends and Uncertainties

        As of August 31, 2008, our portfolio of wind energy projects included approximately 5,564 MW of operating and prospective capacity, of which 92 MW were operating and 182 MW were under construction. Our goal is to have approximately 1,100 MW of operating capacity by the end of 2010 and we target the construction and commissioning of approximately 400 MW thereafter to achieve approximately 2,300 MW by the end of 2013. The growth of our business will depend upon our ability to convert our pipeline of projects under development into operating projects. The development and construction of wind energy projects involves numerous risks and uncertainties. See "Risk Factors—Risks Related to Our Business and the Wind Energy Industry—The growth of our business depends on our ability to convert our pipeline of projects under development into operating projects." In the near term, we expect that our net losses and cash used in operating activities will increase compared to prior periods as we increase our development activities.

        The market prices of electricity and RECs materially affect the economic feasibility of our development projects and our results of operations. In the past twelve months, we have observed an upward trend in the price of electricity in the markets in which we operate based in part on the rising costs of fossil fuels. We have not observed any clear trend in the market price for RECs or capacity in the markets in which we operate as a result of the limited history and liquidity in these markets. If there is a sustained material decline in market prices for electricity, we may not be able to develop our pipeline of development projects economically.

        To limit the impact of market price variability on our revenues, we enter into financial hedges that are intended to cover quantities of electricity that we estimate we can produce with a high degree of certainty. However, the actual amount of electricity we generate from operations may be materially different from estimates for a variety of reasons, including variable wind conditions and turbine availability. In the event that a project does not generate the amount of electricity covered by the related hedge, we could incur significant losses under the financial hedge if electricity prices rise substantially above the fixed prices provided for in the hedge. See "Risk Factors—Risks Related to Our Business and the Wind Energy Industry—Our hedging strategy may not adequately manage our commodity price risk, may expose us to significant losses and may limit our ability to benefit from higher electricity prices." The impact of our hedges may result in significant volatility in our quarterly and annual financial results as we are required to mark our hedges to market through earnings on a periodic basis.

        During the six months ended June 30, 2008, we have experienced increased costs relating to key aspects of our development, financing and operational activities. These increases could have a negative impact on our future business, financial condition and results of operations, and include:

  •
  the price of wind turbines and transportation costs due to, among other things, rising fuel costs;

  •
  the cost of construction due to increased labor and subcontracting costs and increases in the prices of certain construction equipment that we rely on for turbine erection;

  •
  the interest rates, target yields and fees we may have to pay in connection with the debt and tax equity financing structures that we use; and

  •
  the prices we must pay to landowners for access to land with attractive wind resources.

        We believe that the costs for some or all of these items are likely to continue to increase in future periods and, therefore, could negatively impact our results of operations. In addition, we will continue to experience significant variability in our earnings due to increased project development activities, the commissioning of wind energy projects, volatility in commodity prices that affects the fair value of our financial hedges and the overall increased cost of expanding our business and public company compliance.

        We depend heavily on government policies supporting renewable energy, including the PTC, that enhance the economic feasibility of developing wind energy projects. The PTC is currently scheduled to expire on December 31, 2009. If the PTC is not extended or renewed, we would be unable to obtain tax equity financing, which could render certain of the projects in our portfolio uneconomic, increase our financing costs or otherwise adversely affect our financing efforts, increase our equity requirements and adversely affect our growth.

Components of Revenues and Expenses

        Set forth below is a description of the components of our revenues and expenses.

Revenues

        We generate revenues from the sale of electricity and capacity from our operating wind energy projects as well as from the sale of RECs attributable to such operations.

         Electricity.    We typically sell the power generated by our wind energy projects either pursuant to PPAs with local utilities or power companies or directly into the local power grid at market prices. To date, we have entered into four PPAs, with terms ranging from three to 20 years with fixed prices, market prices or a combination of fixed and market prices. We seek to hedge a significant portion of the market component of our power sales revenue. See "—Hedging and risk management activities" for a description of our hedging activities. For the year ended December 31, 2007, we generated 90% of our revenues from electricity sales and approximately 33% of our electricity sales were based on market prices. For the six months ended June 30, 2008, we generated 80% of our revenues from electricity sales and approximately 29% of our electricity sales were based on market prices.

         Capacity payments.    In some states in which we have operating projects, payments are made to energy generators, including wind energy projects, as a market incentive to promote the development and continued operation of capacity sufficient to meet regional land and reserve requirements. Market systems have been established to ensure that generators receive these payments based on their availability to generate electricity. Payments are generally allocated to wind energy projects based on the prior year's capacity for the peak hours during winter and summer qualifying periods. Capacity payments are not currently a significant source of revenue to us and are not broken out separately in our statement of operations. We believe significant opportunities for capturing the value of such payments may develop in the markets in which we operate.

         Renewable energy certificates.    Currently, 32 states and the District of Columbia have adopted RPS programs, 27 of which, along with the District of Columbia, require renewable generation to supply a varying range of total power production, typically from 10% to 20% escalating over time. The mandatory RPS programs in 21 of these states and the District of Columbia operate in tandem with a credit trading system in which generators buy and sell RECs for renewable power they generate in excess of state-mandated requirements or purchase RECs to cover any shortfall in their renewable power generation below state-mandated requirements. REC prices are driven by various market forces. Generally speaking, the higher or more stringent a state's RPS program, the more valuable the state's RECs. We generated 10% and 20% of our revenues from REC sales for the year ended December 31, 2007 and for the six months ended June 30, 2008, respectively.

Hedging and risk management activities

        Our ownership and operation of wind energy projects expose us to volatility in electricity prices. If we sell a project's electricity into a liquid ISO market, we seek to protect ourselves against variability in spot electricity prices by entering into a long-term (typically ten-year) financial hedge with a creditworthy financial institution ("swap counterparty") with respect to a specified amount ("notional quantity") of electricity projected to be generated at the project to secure the project's returns and stabilize our projected revenue stream. Under the terms of our existing financial hedges, we are not obligated to physically deliver or purchase electricity but, rather, we pay the swap counterparty a monthly amount equal to the product of (a) the prevailing market price for the project's electricity that we sell in that month and (b) the notional quantity; and the swap counterparty pays us a monthly amount equal to the product of (x) a specified fixed price and (y) the notional quantity.

         Hedging.    Our financial hedges cover quantities of electricity that we estimate we can produce with a high degree of certainty. As a result, gains or losses under the financial hedges should be offset by decreases or increases in our revenues from spot sales of electricity in liquid ISO markets. However, the actual amount of electricity we generate from operations may be materially different from our estimates for a variety of reasons, including variable wind conditions and turbine performance and availability. If a project does not generate the amount of electricity covered by its related hedge, we could incur significant losses under the financial hedge if electricity prices rise substantially above the fixed prices provided for in the hedge. If a project generates more electricity than is covered by its relevant hedge, the excess production will not be hedged and the revenues we derive will be subject to fluctuations in market prices.

        Once wind energy projects commence commercial operations, fair value changes and cash settlements related to our financial hedges are recorded in the consolidated statements of operations as risk management activities related to operating projects, a component of revenues. Prior to a wind energy project's commencing commercial operations, fair value changes and cash settlements related to these financial hedges are recorded in earnings in the consolidated statements of operations as risk management activities related to non-operating projects. Because we are required to mark-to-market the value of our hedges for financial reporting purposes, our quarterly and annual financial results will reflect changes in the value of these investments based on changes in the underlying commodity prices.

        We have not applied hedge accounting treatment to our hedging activities under SFAS No. 133; therefore, we are required to mark-to-market through earnings our swap contracts, which resulted in losses on these swap contracts for the years ended December 31, 2005, 2006, and 2007. These net losses were a result of increases in the underlying forward electricity and oil prices that the commodity swap contracts are intended to hedge. As commodity prices increase, we realize commensurate increases in the price for which we sell our variable rate electricity.

         Risk management activities.    In the year ended December 31, 2007, we recorded a loss of $11.5 million for risk management activities related to operating projects, including $10.0 million related to an oil swap we entered into to hedge variable revenue of our Kaheawa Wind Power I project. Payments under the hedge agreement are based on the estimated costs that our counterparty avoids in substituting our electrical production for the production it otherwise would have to generate by burning fossil fuels. This hedge agreement involves periodic notional quantity settlements in which we pay a monthly amount equal to the product of (a) the prevailing market price of WTI crude oil on NYMEX and (b) a notional quantity of oil; and we receive a monthly amount equal to the product of (x) a specified fixed price and (y) such notional quantity. Because WTI crude oil prices have increased substantially since we obtained the hedge agreement, we have made payments of $5.1 million associated with this oil swap from inception of the swap through June 30, 2008 and have a mark-to-market liability of $32.8 million as of June 30, 2008.

        We have reported the following fair value adjustments in our consolidated statements of operations related to our commodity price swaps for the years ended December 31, 2005, 2006 and 2007 and the six months ended June 30, 2007 and 2008:

	Year ended December 31,			Six Months ended June 30,
	2005	2006	2007	2007	2008
				(unaudited)
	(in thousands)
Gain (loss)
Revenues:
Risk management activities related to operating projects	$—	$9,770	$(9,801)	$(1,330)	$(18,759)
Expenses:
Risk management activities related to non-operating projects	(6,784)	(13,131)	(21,141)	(2,156)	(34,635)

Total loss attributable to commodity swap fair value adjustments	$(6,784)	$(3,361)	$(30,942)	$(3,486)	$(53,394)

        We seek to sell forward a portion of our RECs in an effort to hedge against future declines in REC prices. If our projects are unable to generate the amount of electricity necessary to earn the RECs sold forward or if we are unable for any reason to qualify our electricity for RECs in the relevant states, we may incur significant losses.

        For additional information regarding our hedging activities, please see "—Critical Accounting Policies and Estimates—Derivative Financial Instruments and Risk Management Activities."

Cost of revenues

         Wind energy project operating expenses.    We incur costs associated with operating our wind energy projects and turbine maintenance expenses for either parts or service not covered under our warranties. We expect these expenses to rise as additional projects become operational and as our warranties expire. Wind energy project operating expenses consist of such costs as contracted operations and maintenance fees, turbine and related equipment warranty fees, land rent, insurance, professional fees and permit compliance.

         Depreciation and amortization of operating assets.    Cost of revenues also includes depreciation and amortization of operating assets.

Operating expenses

         Project development expenditures.    We incur project development costs for expenses such as initial permitting, land rights, preliminary engineering work, analysis of project wind resource, analysis of project economics and legal work. Permitting activities constitute a substantial component of our project development expenditures. We expense all project development costs until management deems a project probable of being technically, commercially and financially viable. This determination generally occurs in tandem with management's determination that a project should be classified as an advanced development project. See "Business—How We Classify Our Projects."

         General and administrative.    General and administrative expenses include the cost of finance, accounting and corporate administrative staff, corporate facilities costs, corporate development and marketing costs and legal and other professional fees.

Other expenses

         Interest expense, net of capitalized interest.    Interest expense consists primarily of payments of interest on our loans, and amortization of related debt issuance costs, to finance working capital and project development expenditures. Payments of interest on our loans, and amortization of related debt issuance costs, to finance the construction of wind energy projects and the acquisition of turbines and related equipment are capitalized until the projects are in service or when construction ceases or is terminated.

Minority interest in operations of subsidiaries

        Minority interest in operations of subsidiaries in the consolidated statement of operations reflects periodic changes in the value of the tax equity investors' investments. See "—Factors Affecting Our Results of Operations—Financing upon commencement of commercial operations—Tax equity financing."

Internal Controls

        We are required to design, implement and maintain effective controls over financial reporting. A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of a company's annual or interim financial statements will not be prevented or detected on a timely basis.

        In connection with the preparation of our consolidated financial statements as of and for the year ended December 31, 2007, we identified the following material weakness in our internal control over financial reporting:

        Our financial and accounting organization was not adequate to support our financial accounting and reporting needs. Specifically, we did not hire and retain a sufficient level of personnel with accounting knowledge and training in the application of generally accepted accounting principles required to prepare financial statements that are materially accurate or maintain effective internal control. The lack of a sufficient complement of personnel contributed to significant deficiencies specifically related to: (1) effective policies and procedures designed to ensure certain costs are capitalized in accordance with generally accepted accounting principles and captured in the appropriate accounting period; (2) an effective process to ensure the completeness of accounts payable and accrued expenses; and (3) an effective review and approval process, specifically related to journal entries. We have taken, or are in the process of taking, the following specific actions with respect to our identified control deficiencies:

  •
  We have taken steps to improve the sufficiency and competency of our financial and accounting organization through the addition of experienced personnel. We have hired a new chief financial officer and added personnel to our accounting and financial reporting functions.

  •
  We have designed and implemented a process that is expected to remediate the internal control deficiencies associated with the completeness of accounts and accrued expenses.

  •
  We have designed and implemented a review and approval process that, when combined with the additional accounting and financial reporting personnel, is expected to remediate the internal control deficiencies we identified.

  •
  We are reviewing and documenting our financial statement closing process to identify specific enhancements that may be made to further improve the overall effectiveness of our internal controls.
  •
  We are undertaking an organizational redesign to more clearly align work flow with financial statement assertions and further increase the size and capabilities of the financial and accounting organization.

        We expect to remediate the material weaknesses described above by December 31, 2008. In addition, we have begun the process of documenting our internal controls in connection with the requirements of Section 404 of the Sarbanes Oxley Act of 2002. However, the measures we have taken or any future measures that we plan to or may take may not adequately remediate the material weakness. Failure to implement new or improved controls, or any difficulties encountered in the implementation of such controls, could result in a material misstatement in our annual or interim consolidated financial statements or otherwise cause investors to lose confidence in our reported financial information.

Critical Accounting Policies and Estimates

        Our discussion and analysis of our financial condition and results of operations are based on our consolidated financial statements, which have been prepared in accordance with generally accepted accounting principles. In applying these critical accounting policies, our management uses its judgment to determine the appropriate assumptions to be used in making certain estimates. These estimates are based on management's historical experience, the terms of existing contracts, management's observance of trends in the wind energy industry, information provided by our customers and information available to management from other outside sources, as appropriate. These estimates are subject to an inherent degree of uncertainty.

        Estimates, assumptions and judgments are used by us for such items as the depreciable lives of property, plant and equipment, amortization periods for identifiable intangible assets, valuation of long term swap contracts, asset retirement obligations and assumptions for share-based payments, testing long-lived intangible assets for impairment and to determine their fair value if impaired. These estimates, assumptions and judgments are derived and continually evaluated based on available information, historical experience and various other assumptions believed to be reasonable under the circumstances. This experience derives from management's industry experience. To the extent these estimates are materially incorrect and need to be revised, our reported operating results may be materially adversely affected.

        Our critical accounting policies include:

         Revenue Recognition.    We earn revenue from two primary sources: (1) the sale of electricity and (2) the sale of RECs. We recognize revenues from the sale of electricity under long-term power purchase agreements based upon the output delivered at rates specified under the contracts. We recognize revenues from the sale of RECs based upon the certificates delivered at rates specified under the contracts. We defer recognition of revenue in instances when not all criteria to recognize revenue have been met.

        We evaluate our long-term power purchase agreements to determine whether they are leases pursuant to Emerging Issues Task Force Issue No. 01-8, Determining Whether an Arrangement is a Lease and SFAS No. 13, Accounting for Leases. At the inception of the lease or subsequent modification, we determine whether the lease is an operating or capital lease based upon its terms and characteristics. We have determined that our long-term power purchase agreements for Kaheawa Wind Power I and Mars Hill are operating leases that have significant contingent rental payments that are dependent on future operating characteristics of the respective wind energy projects, such as wind availability. We recognize contingent rental income as a component of our electricity sales when it becomes probable of receipt.

         Property, Plant and Equipment.    Property, plant and equipment are stated at cost, less accumulated depreciation. Renewals and betterments that increase the useful lives of the assets are capitalized. Repairs and maintenance expenditures that increase the efficiency of the assets are expensed as incurred. Wind energy project equipment and related assets are depreciated over their estimated useful life on a straight-line basis over 20 years. Other non-wind-energy-project-related property, plant and equipment are depreciated over their estimated useful lives on a straight-line basis ranging from three to seven years.

        Construction-in-progress payments, insurance, interest and other costs related to construction activities are capitalized. Construction in progress is reclassified to other balances within property, plant and equipment as each turbine commences commercial operations. Depreciation of these amounts begins on the date each turbine commences commercial operations.

        Many of our construction and equipment procurement agreements contain damage clauses relating to construction delays and contractually specified performance targets. These clauses cover a portion of the lost margin or revenues from the wind energy project's failure to operate when targeted or to perform as guaranteed. Payments received pursuant to these clauses are recorded as a reduction of construction-in-progress.

         Project Development Costs.    We capitalize project development costs as construction in progress once management deems a project probable of being technically, commercially and financially viable. This determination generally occurs in tandem with management's determination that a project should be classified as an advanced development project. See "Business—How We Classify Our Projects."

         Impairment of Long-Lived Assets.    Long-lived assets primarily include property, plant and equipment. In accordance with SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets, we periodically review long-lived assets for impairment whenever events or changes in business circumstances indicate that the carrying amount of the assets may not be fully recoverable or that the useful lives are no longer appropriate. Each impairment test is based on a comparison of the undiscounted cash flows to the recorded value of the asset. If there is indication of impairment, the asset is written down to its estimated fair value based on a discounted cash flow analysis. Determining the fair value of long-lived assets entails the exercise of judgment by management and different judgments could yield different results.

         Derivative Financial Instruments and Risk Management Activities.    In the normal course of business, we employ financial instruments to manage our exposure to fluctuations in interest rates and commodity prices. We apply the provisions of SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities, as amended, which requires that all derivative instruments be recorded in the consolidated balance sheets at their respective fair values. When specific hedge accounting criteria are not met, SFAS No. 133 requires that all changes in a derivative's fair value be recognized currently in earnings.

        Special accounting for qualifying hedges allows a derivative's gains and losses to offset related results on the hedged item in the income statement and requires that a company must formally document, designate and assess the effectiveness of transactions that receive hedge accounting. We have not formally documented or designated our interest and commodity swaps as hedges, and therefore do not apply hedge accounting to these instruments. In accordance with provisions of SFAS No. 133, these instruments have been marked-to-market through earnings. The estimated fair values of derivative instruments are calculated based on market rates. These values represent the estimated amounts we would receive or pay to terminate agreements, taking into consideration current market rates and the current creditworthiness of the counterparty.

        We use interest rate swap agreements to convert our anticipated cash payments under our variable rate financing to a fixed rate basis. These agreements involve the receipt of variable payments in exchange for fixed payments over the term of the agreements without the exchange of the underlying principal amounts.

        We use commodity swap agreements to manage our exposure to commodity price volatility inherent in our power sales contracts or when selling electricity into an open market. Under the terms of our existing financial hedges, we are not obligated to physically deliver or purchase electricity. Instead, we pay the swap counterparty a monthly amount equal to the product of (a) the prevailing market price for the project's electricity that we sell in that month and (b) the notional quantity; and the swap counterparty pays us a monthly amount equal to the product of (x) a specified price and (y) the notional quantity.

        Prior to a wind energy project's commencing commercial operations, fair value changes and cash settlements related to commodity derivative instruments are recorded in earnings in the consolidated statements of operations as risk management activities related to non-operating projects. Once wind energy projects commence commercial operations, fair value changes and cash settlements related to commodity swaps are recorded in the consolidated statements of operations as a component of revenue.

         Tax Equity Transactions.    We account for minority interests in projects where we have entered into our tax equity financings using a balance sheet methodology. Under this methodology, the amount reported as minority interest in our consolidated balance sheet represents the amount the institutional tax equity investors would receive, at each balance sheet date, if the net assets of the projects subject to the financing were liquidated at the values reflected on our balance sheet. We recognize periodic changes in minority interest in the consolidated balance sheets in the consolidated statements of operations as minority interest in operations of subsidiaries.

         Fair Value Measurements.    On January 1, 2008, we adopted the provisions of SFAS No. 157, Fair Value Measurements, for certain financial assets and financial liabilities that are measured at fair value on a recurring basis. In February 2008, we adopted FASB Staff Position ("FSP") No. 157-2, Partial Deferral of the Effective Date of Statement 157, which deferred the effective date of SFAS No. 157 for all nonfinancial assets and nonfinancial liabilities measured at fair value on a nonrecurring basis to fiscal years beginning after November 15, 2008. SFAS No. 157 provides a consistent definition of fair value, with a focus on exit price from the perspective of a market participant.

        We hold interest rate and commodity price swap agreements that are carried at fair value. We determine fair value of interest rate and commodity swap agreements based upon quoted prices when available or through the use of alternative approaches when market quotes are not readily accessible or available.

        Valuation techniques for fair value are based upon observable and unobservable inputs. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect our best estimate, considering all relevant information. These valuation techniques involve some level of management estimation and judgment. The valuation process to determine fair value also includes making appropriate adjustments to the valuation model outputs to consider risk factors. The fair value hierarchy of our inputs used to measure the fair value of our assets and liabilities consists of three levels:

  •
  Level 1—Quoted prices for identical instruments in active markets.

  •
  Level 2—Quoted prices for similar instruments in active markets; quoted prices for identical or similar instruments in markets that are not active; and model-derived valuations in which all significant inputs and significant value drivers are observable in active markets.

  •
  Level 3—Valuations derived from valuation techniques in which one or more significant inputs or significant value drivers are unobservable.

        If inputs used to measure an asset or liability fall within different levels of the hierarchy, the categorization is based on the lowest level input that is significant to the fair value measurement of the asset or liability. Our assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment, and considers factors specific to the asset or liability.

        In accordance with the fair value hierarchy described above, the following table shows the fair value of our financial assets and liabilities that are required to be measured at fair value as of June 30, 2008:

	June 30, 2008
	Fair Value Measurements Using
				Liabilities at Fair Value
	Level 1	Level 2	Level 3
	(Unaudited)
Liabilities:
Interest rate derivatives	$—	$764	$—	$764
Commodity price swap derivatives	—	32,818	61,663	94,481

	$—	$33,582	$61,663	$95,245

Recent Accounting Pronouncements

        In December 2007, the FASB issued SFAS No. 141(R), Business Combinations and SFAS No. 160, Noncontrolling Interests in Consolidated Financial Statements—an amendment of Accounting Research Bulletin No. 51. These statements require most identifiable assets, liabilities, noncontrolling interests and goodwill acquired in a business combination to be recorded at "full fair value" and require noncontrolling interests (previously referred to as minority interests) to be reported as a component of equity, which changes the accounting for transactions with noncontrolling interest holders. Both statements are effective for us for the fiscal year beginning January 1, 2009. Early adoption is not permitted. SFAS 141(R) will be applied to business combinations occurring after the effective date. We are in the process of evaluating the impact, if any, that this statement will have on our consolidated results of operations and financial position.

        In March 2008, the FASB issued SFAS No. 161, Disclosures about Derivative Instruments and Hedging Activities. This statement is intended to improve financial reporting about derivative instruments and hedging activities by requiring enhanced disclosures to enable investors to better understand their effects on an entity's financial position, financial performance and cash flows. SFAS No. 161 is effective for financial statements issued for fiscal years and interim periods beginning after

November 15, 2008, with early application encouraged. We are currently evaluating the impact, if any, that this statement will have on our disclosures related to hedging activities.

        In April 2008, the FASB issued FASB Staff Position No. FAS 142-3, Determination of the Useful Life of Intangible Assets. This FSP amends the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset under SFAS No. 142, Goodwill and Other Intangible Assets. The intent of this FSP is to improve the consistency between the useful life of a recognized intangible asset under SFAS No. 142 and the period of expected cash flows used to measure the fair value of the asset under SFAS No. 141(R) and other U.S. generally accepted accounting principles. We are in the process of evaluating the impact, if any, that this statement will have on our consolidated results of operations and financial position.

Effects of Inflation

        Inflation in the U.S. has been relatively low in recent years and did not have a material impact on our results of operations for the years ended December 31, 2005, 2006 or 2007. However, since mid-2007 commodity prices, particularly oil and gas prices, have risen substantially, resulting in increased material and transportation costs. For example, the cost of steel required to construct our wind energy projects and the cost to transport turbines and other materials to our project sites have risen significantly. If commodity prices remain at current levels or continue to rise, inflation may have a material impact on our results of operations.

Stock-Based and Other Compensation

        Effective January 1, 2006, we adopted SFAS No. 123(R), Share-Based Payment, which establishes the accounting for employee stock based awards. Under the provisions of SFAS No. 123(R), stock based compensation is measured at the grant date, based on the calculated fair value of the award, and is recognized as an expense over the requisite employee service period (generally the vesting period of the grant). We recognize share based compensation expenses associated with our Series B Units on a straight-line basis over the requisite service period using the fair value method. The fair value of each Series B Unit is estimated on the date of grant using a probability weighted expected return model. Under a probability weighted expected return model, the value of an enterprise equity instrument is estimated based upon an analysis of future values assuming various possible future liquidity events. Equity instrument value is based upon the probability weighted present value of expected cash flows, considering each of the possible future events, as well as the rights and preferences of each share class.

Effects of the Reorganization

        On May 9, 2008, we were incorporated as a Delaware corporation. After the completion of the reorganization and this offering, our outstanding capital will consist of Class A common stock and Class B common stock. Our Class A common stock will be held by the investors in this offering as well as entities in the D. E. Shaw group. Our Class B common stock will be held by our Sponsors, certain of our employees and other existing investors. Our Class B common stock (together with the corresponding number of Series B Units) is, subject to certain limitations, convertible into Class A common stock at the election of the holders thereof and votes together with the Class A common stock as a single class. After the completion of the reorganization and this offering our Sponsors will own    % of our outstanding common stock on a combined basis (        % if the underwriters exercise their option to purchase additional shares of Class A common stock in full) and will have effective control over the outcome of votes on all matters requiring approval by our stockholders.

        We were formed in contemplation of this offering and upon its completion all of our business and operations will continue to be conducted through First Wind Holdings, LLC, which owns all of our operating subsidiaries. We will be the sole managing member of First Wind Holdings, LLC. In connection with the reorganization we are completing immediately prior to this offering, all of the outstanding equity of First Wind Holdings, LLC will be either exchanged for our Class A common stock or reclassified into Series B Units of First Wind Holdings, LLC. Our Sponsors, certain of our employees and other existing investors will own all of First Wind Holdings, LLC's Series B Units, which have no voting rights, except with regard to certain amendments of First Wind Holdings, LLC's limited liability company agreement that adversely affect the rights of holders of Series B Units. Each holder of Series B Units in First Wind Holdings, LLC will receive an equal number of shares of our Class B common stock, which (together with the corresponding number of Series B Units) is convertible into Class A common stock. Certain entities in the D. E. Shaw group have elected to receive Class A common stock in lieu of receiving Series B Units. For more detailed information regarding our reorganization and holding company structure, see "The Reorganization and Our Holding Company Structure."

        Following the reorganization and this offering, our only material asset will be our ownership of approximately        % of the membership units of First Wind Holdings, LLC and our only business will be to act as the sole managing member of First Wind Holdings, LLC. As such, we will operate and control all of its business and affairs and will consolidate its financial results into our financial statements. The ownership interests of holders of Series B Units of First Wind Holdings, LLC will be accounted for as a minority interest in our consolidated financial statements after this offering.

        Our reorganization and the new holding company structure are expected to increase our share of the tax basis in the tangible and intangible assets of First Wind Holdings, LLC. In addition, future exchanges of Series B Units, together with a corresponding number of shares of Class B common stock, for shares of our Class A common stock are expected to result in additional increases in our tax basis. These increases in tax basis, which would not have been available but for the reorganization, are expected to reduce the amount of tax that we would otherwise be required to pay in the future. We may be required to pay a portion of the cash savings we actually realize from such increase to the holders of the Series B Units, which include our Sponsors and certain members of management, pursuant to a tax receivable agreement. See "—Tax Receivable Agreement."

        First Wind Holdings, LLC is currently taxed as a partnership for federal income tax purposes. Therefore, we are not subject to entity-level federal income taxation, and our taxes with respect to First Wind Holdings, LLC are payable by our equity holders at rates applicable to them. Following the reorganization and this offering, earnings recorded by us will be subject to federal income taxation. For a more complete description of our reorganization and other related party transactions see "Certain Relationships and Related Party Transactions."

Public Company Expenses

        We believe that our general and administrative expenses will increase in connection with the completion of this offering. This increase will consist of legal and accounting fees and additional expenses associated with compliance with the Sarbanes-Oxley Act of 2002 and other regulations. We anticipate that our ongoing general and administrative expenses will also increase as a result of being a publicly traded company. This increase will be due primarily to the cost of accounting support services, filing annual and quarterly reports with the SEC, investor relations, directors' fees, directors' and officers' insurance, and registrar and transfer agent fees. As a result, we believe that our general and administrative expenses for future periods will increase significantly. Our consolidated financial statements following the completion of this offering will reflect the impact of these increased expenses and affect the comparability of our financial statements with periods prior to the completion of this offering.

Results of Operations

Six Months Ended June 30, 2007 and 2008

	Six Months ended June 30,
	2007	2008	% Change
	(unaudited) (in thousands)
Revenues:
Revenues	$8,397	$13,863	65%
Risk management activities related to operating projects	(1,835)	(21,300)	1,061

Total revenues	6,562	(7,437)	213

Cost of revenues:
Wind energy project operating expenses	4,675	4,501	4
Depreciation and amortization of operating assets	4,162	4,612	11

Total cost of revenues	8,837	9,113	3

Gross loss	(2,275)	(16,550)	627

Project development expenditures	13,418	15,685	17
General and administrative	5,898	14,542	147
Depreciation and amortization	303	1,061	250

Total expenditures	19,619	31,288	59

Loss from operations	(21,894)	(47,838)	118
Risk management activities related to non-operating projects	(2,156)	(34,635)	1,506
Other income	262	29	89
Interest expense, net of capitalized interest	(3,627)	(3,352)	8

Net loss before minority interest in operations of subsidiaries	(27,415)	(85,796)	211
Minority interest in operations of subsidiaries	1,106	16,681	1,408

Net loss	(26,309)	(69,115)	163

Revenues

         Revenues.    Revenues for the six months ended June 30, 2008 were $13.9 million, compared with $8.4 million for the six months ended June 30, 2007. Our change in revenues is discussed in detail below:

         Electricity sales.    Electricity sales for the six months ended June 30, 2008 were $11.1 million, compared with $8.4 million for the six months ended June 30, 2007. This increase was principally attributable to: (1) Mars Hill's commencing commercial operations on March 27, 2007; and (2) Steel Winds I's commencing commercial operations on June 1, 2007.

         Renewable energy certificates and other revenues.    Total capacity payments and sales of RECs for the six months ended June 30, 2008 were $2.8 million, compared with $45 thousand for the six months ended June 30, 2007. This increase was attributable to: (1) Mars Hill's commencing commercial operations on March 27, 2007; and (2) Steel Winds I's commencing commercial operations on June 1, 2007.

         Risk management activities related to operating projects.    Risk management activities related to operating projects resulted in a loss of $21.3 million for the six months ended June 30, 2008, compared with a loss of $1.8 million for the six months ended June 30, 2007. The $19.5 million increase for the six months ended June 30, 2008 compared to the same period in 2007 relates to the $18.8 million of mark-to-market losses on two commodity swap contracts that were executed in August 2007 and $2.5 million of cash settlements losses on the same commodity swaps.

        The following table sets forth a breakdown of our risk management activities related to operating projects for the periods indicated:

	Six Months ended June 30,
	2007	2008
	(unaudited) (in thousands)
Net cash settlements	$(505)	$(2,541)
Fair value changes	(1,330)	(18,759)

Total	$(1,835)	$(21,300)

Cost of revenues

         Wind energy project operating expenses.    Wind energy project operating expenses for the six months ended June 30, 2008 were $4.5 million, compared with $4.7 million for the six months ended June 30, 2007. The $0.2 million decrease for the six months ended June 30, 2008 compared to the same period in 2007 was attributable to the decrease in site maintenance expenses of $0.3 million incurred at Mars Hill offset by an increase in substation maintenance costs and equipment rentals totaling $0.1 million.

         Depreciation and amortization of operating assets.    Depreciation and amortization of operating assets for the six months ended June 30, 2008 was $4.6 million, compared with $4.2 million for the six months ended June 30, 2007. This increase was principally attributable to: (1) Mars Hill's commencing commercial operations on March 27, 2007; and (2) Steel Winds I's commencing commercial operations on June 1, 2007.

Expenditures

         Project development expenditures.    Project development expenditures for the six months ended June 30, 2008 were $15.7 million, compared with $13.4 million for the six months ended June 30, 2007. The $2.3 million increase for the six months ended June 30, 2008 compared to the same period in 2007 was attributable to an increase in expenses for land lease agreements totaling $3.9 million offset by decreased legal, engineering, and consulting costs totaling $1.6 million.

         General and administrative expenses.    General and administrative expenses for the six months ended June 30, 2008 were $14.5 million, compared with $5.9 million for the six months ended June 30, 2007. The increase of $8.6 million for the six months ended June 30, 2008 compared to the same periods in 2007 was principally attributable to: (1) an increase in legal and consulting expenditures of $1.6 million; (2) the expansion of our business, which resulted in an increase of $6.9 million for the six months ended June 30, 2008 in salaries and benefits related to increased headcount; (3) a $0.2 million increase for the six months ended June 30, 2008 in corporate facilities costs; and (4) a $0.4 million increase for the six months ended June 30, 2008 in promotion and advertising.

         Depreciation and amortization.    Depreciation and amortization for the six months ended June 30, 2008 was $1.1 million, compared with $0.3 million for the six months ended June 30, 2007. This increase was primarily attributable to: (1) an increase in capital expenditures related to anemometers to perform wind resource analysis at our development projects; (2) corporate assets such as vehicles, office equipment and furniture; and (3) depreciation of construction equipment.

         Risk management activities related to non-operating projects.    Risk management activities related to non-operating projects for the six months ended June 30, 2008 was a loss of $34.6 million, compared with a loss of $2.2 million for the six months ended June 30, 2007. Risk management activities related to non-operating projects represent the mark-to-market adjustments related to commodity swaps prior to the relevant projects' commencing commercial operations. The losses for the six months ended June 30, 2008 compared to the same period in 2007 were primarily attributable to the effect of increasing electricity prices for Zone C of NYISO and ISO-NE on our electricity hedge for the six months ended June 30, 2008.

Other expenses

         Other income.    Other income for the six months ended June 30, 2008 was $0 million, compared with $0.3 million for the six months ended June 30, 2007. Other income consisted primarily of interest income earned on cash held in overnight sweep checking accounts and restricted cash money market accounts.

         Interest expense, net of capitalized interest.    Interest expense for the six months ended June 30, 2008 was $3.4 million, compared with $3.6 million for the six months ended June 30, 2007. The increase for the six months ended June 30, 2008 compared to the same periods in 2007 was primarily attributable to an increase in interest on borrowings principally under our revolving loan and certain term loans, partially offset by lower interest expense on non-recourse project debt at Mars Hill which was repaid in March 2007. We incurred gross interest expense of $20.2 million for the six months ended June 30, 2008, compared with $11.3 million for the six months ended June 30, 2007. We capitalized $16.8 million related to the construction of our wind energy projects during the six months ended June 30, 2008, compared with $7.7 million during the six months ended June 30, 2007.

Minority interest in operations of subsidiaries

        Minority interest in operations of subsidiaries for the six months ended June 30, 2008 was $16.7 million, compared with $1.1 million for the six months ended June 30, 2007. We account for minority interests in projects where we have entered into tax equity financings using a balance sheet methodology. Under this methodology, the amount reported as minority interest in our consolidated balance sheet represents the amount the institutional investors would receive at each balance sheet date if the net assets of the projects subject to the financing were liquidated at the values reflected on our balance sheet. This increase was primarily attributable to the recognition of periodic changes in minority interest in the consolidated balance sheets using a balance sheet methodology of accounting for tax equity financing transactions consummated in March and August 2007.

        Minority interest in operations of subsidiaries for the six months ended June 30, 2008 and 2007 represent periodic changes in a minority member's equity in the subsidiaries that own our Kaheawa Wind Power I wind energy project and our Mars Hill wind energy project.

Years Ended December 31, 2006 and 2007

	Year ended December 31,
	2006	2007	% Change
	(in thousands)
Revenues:
Revenues	$7,063	$23,817	237%
Risk management activities related to operating projects	8,848	(11,471)	230

Total revenues	15,911	12,346	22

Cost of revenues:
Wind energy project operating expenses	1,339	9,175	585
Depreciation and amortization of operating assets	1,945	8,800	352

Total cost of revenues	3,284	17,975	447

Gross profit (loss)	12,627	(5,629)	145

Project development expenditures	16,028	25,861	61
General and administrative	6,598	13,308	102
Depreciation and amortization	294	1,215	313

Total expenditures	22,920	40,384	76

Loss from operations	(10,293)	(46,013)	347
Risk management activities related to non-operating projects	(13,131)	(21,141)	61
Other income	282	843	199
Interest expense, net of capitalized interest	(3,049)	(9,585)	214

Net loss before minority interest in operations of subsidiaries	(26,191)	(75,896)	190
Minority interest in operations of subsidiaries	176	7,825	4,346

Net loss	$(26,015)	$(68,071)	162%

Revenue

         Revenues.    Revenues for the year ended December 31, 2007 were $23.8 million, compared with $7.1 million for the year ended December 31, 2006. Our change in revenues is discussed in detail below:

         Electricity sales.    Electricity sales for the year ended December 31, 2007 were $21.5 million, compared with $6.6 million for the year ended December 31, 2006. This increase was principally attributable to: (1) Kaheawa Wind Power I's being operational for twelve months in 2007 compared to approximately six months in 2006; (2) Mars Hill's commencing commercial operations on March 27, 2007; and (3) Steel Winds I's commencing commercial operations on June 1, 2007.

         Renewable energy certificates and other revenues.    RECs and other revenues for the year ended December 31, 2007 were $2.3 million, compared with $0.5 million for the year ended December 31, 2006. This increase was attributable to: (1) Mars Hill's commencing commercial operations on March 27, 2007; and (2) Steel Winds I's commencing commercial operations on June 1, 2007. Other revenues for the year ended December 31, 2006 represented revenues earned on providing administrative services to a related party that was developing wind energy projects. We discontinued providing these services in 2006 and do not anticipate earning similar revenues in the future.

         Risk management activities related to operating projects.    Risk management activities related to operating projects resulted in a loss of $11.5 million for the year ended December 31, 2007, compared with a gain of $8.8 million for the year ended December 31, 2006. This decrease was principally attributable to movements in underlying commodity prices.

        The following table sets forth a breakdown of our risk management activities related to operating projects for the years indicated:

	Years ended December 31,
	2006	2007
	(in thousands)
Net cash settlements	$(922)	$(1,670)
Fair value changes	9,770	(9,801)

Total	$8,848	$(11,471)

Cost of revenues

         Wind energy project operating expenses.    Wind energy project operating expenses for the year ended December 31, 2007 were $9.2 million, compared with $1.3 million for the year ended December 31, 2006. This increase was principally attributable to: (1) Kaheawa Wind Power I's being operational for twelve months in 2007 compared to approximately six months in 2006; (2) Mars Hill's commencing commercial operations on March 27, 2007; and (3) Steel Winds I's commencing commercial operations on June 1, 2007.

         Depreciation and amortization of operating assets.    Depreciation and amortization of operating assets for the year ended December 31, 2007 was $8.8 million, compared with $1.9 million for the year ended December 31, 2006. This increase was principally attributable to: (1) Kaheawa Wind Power I's being operational for twelve months in 2007 compared to approximately six months in 2006; (2) Mars Hill's commencing commercial operations on March 27, 2007; and (3) Steel Wind I's commencing commercial operations on June 1, 2007.

Expenditures

         Project development expenditures.    Project development expenditures for the year ended December 31, 2007 were $25.9 million, compared with $16.0 million for the year ended December 31, 2006. Development personnel expenditures increased from $1.1 million in 2006 to $5.8 million in 2007 as a result of a two-fold increase in employee headcount to support our rapid growth. Increases in the cost of the procurement of land leases of $3.0 million and other professional fees of $2.7 million incurred to advance the development of our Cohocton I, Prattsburgh I, Stetson I, Milford I and Sheffield wind energy projects also contributed significantly to the change from 2006 to 2007.

         General and administrative expenses.    General and administrative expenses for the year ended December 31, 2007 were $13.3 million, compared with $6.6 million for the year ended December 31, 2006. This increase was principally attributable to an expansion of our business operations to support the growth of our company, including: increased salaries and benefits of $3.7 million as a result of a doubling of our employee headcount, travel expenses of $1.5 million and corporate facilities costs of $0.9 million.

         Depreciation and amortization.    Depreciation and amortization for the year ended December 31, 2007 was $1.2 million, compared with $0.3 million for the year ended December 31, 2006. This increase was primarily attributable to an increase in capital expenditures related to anemometers to perform wind resource analysis at our development projects; corporate assets such as vehicles, office equipment and furniture; and depreciation of construction equipment.

         Risk management activities related to non-operating projects.    Risk management activities related to non-operating projects for the year ended December 31, 2007 were a loss of $21.1 million, compared with a loss of $13.1 million for the year ended December 31, 2006. Risk management activities related to non-operating projects represent the mark-to-market adjustments related to commodity swaps prior to the relevant project's commencing commercial operations. The losses were attributable to two commodity swaps in 2007, compared with a single commodity swap in 2006.

Other expenses

         Other income.    Other income for the year ended December 31, 2007 was $0.8 million, compared with $0.3 million for the year ended December 31, 2006. Other income consists primarily of interest income earned on cash held in overnight sweep checking accounts and restricted cash money market accounts.

         Interest expense, net of capitalized interest.    Interest expense for the year ended December 31, 2007 was $9.6 million, compared with $3.0 million for the year ended December 31, 2006. This increase in 2007 was primarily attributable to interest expense on non-recourse project debt at Kaheawa Wind Power I and Mars Hill, which commenced commercial operations June 2006 and March 2007, respectively, and interest on borrowings related to project development and general and administrative expenses. We incurred gross interest expense of $27.3 million and $14.4 million for the years ended December 31, 2007 and 2006, respectively, and capitalized $17.7 million and $11.3 million related to the construction of our wind energy projects during the years ended December 31, 2007 and 2006, respectively. Interest expense for the year ended December 31, 2007 included $2.1 million of deferred financing costs that were written off as a result of the repayment of the term financing related to Kaheawa Wind Power I.

Minority interest in operations of subsidiaries

        Minority interest in operations of subsidiaries for the year ended December 31, 2007 was $7.8 million, compared with $0.2 million for the year ended December 31, 2006. We account for minority interests in projects where we have entered into tax equity financings using a balance sheet methodology. Under this methodology, the amount reported as minority interest in our consolidated balance sheet represents the amount the institutional investors would receive at each balance sheet date if the net assets of the projects subject to the financing were liquidated at the values reflected on our balance sheet. This increase was primarily attributable to the recognition of periodic changes in minority interest in the consolidated balance sheets using a balance sheet methodology of accounting for tax equity transactions consummated in March and August 2007.

Years Ended December 31, 2005 and 2006

	Year ended December 31,
	2005	2006	% Change
	(in thousands)
Revenues:
Revenues	$72	$7,063	9,710%
Risk management activities related to operating projects	—	8,848	—

Total revenues	72	15,911	21,999

Cost of revenues:
Wind energy project operating expenses	—	1,339	—
Depreciation and amortization of operating assets	—	1,945	—

Total cost of revenues	—	3,284	—

Gross profit	72	12,627	17,438

Project development expenditures	6,706	16,028	139
General and administrative	1,557	6,598	324
Depreciation and amortization	158	294	86

Total expenditures	8,421	22,920	172

Loss from operations	(8,349)	(10,293)	23
Risk management activities related to non-operating projects	(6,784)	(13,131)	94
Other income	19	282	1,384
Interest expense, net of capitalized interest	(2,803)	(3,049)	9

Net loss before minority interest in operations of subsidiaries	(17,917)	(26,191)	46
Minority interest in operations of subsidiaries	—	176	—

Net loss before cumulative effect of adoption of FIN 46R	$(17,917)	$(26,015)	45%

Revenues

         Revenues.    Revenues for the year ended December 31, 2006 were $7.1 million, compared with $0.1 million for the year ended December 31, 2005. Our change in revenues is discussed in detail below:

         Electricity sales.    Electricity sales for the year ended December 31, 2006 were $6.6 million, compared with $0 for the year ended December 31, 2005. This increase was attributable to Kaheawa Wind Power I's commencing commercial operations on June 22, 2006.

         Renewable energy certificates and other revenues.    We did not have any REC sales for the years ended December 31, 2006 and 2005. Other revenues for the year ended December 31, 2006 were $0.5 million, as compared with $0.1 million for the year ended December 31, 2005. Other revenues represent revenues earned on providing administrative services to a related party that was developing wind energy projects. We discontinued providing these services in 2006 and do not anticipate earning similar revenues in the future.

         Risk management activities related to operating projects.    Risk management activities related to operating projects resulted in a gain of $8.8 million for the year ended December 31, 2006, compared with $0 for the year ended December 31, 2005. This gain was attributable to a mark-to-market gain of $9.8 million and net cash settlement loss of $0.9 million on the Kaheawa Wind Power I oil hedge.

Cost of Revenues

         Wind energy project operating expenses.    Wind energy project operating expenses for the year ended December 31, 2006 were $1.3 million, as compared with $0 for the year ended December 31, 2005. This increase was attributable to Kaheawa Wind Power I's commencing commercial operations on June 22, 2006.

         Depreciation and amortization of operating assets.    Depreciation and amortization of operating assets for the year ended December 31, 2006 was $1.9 million, as compared with $0 for the year ended December 31, 2005. This increase was attributable to Kaheawa Wind Power I's commencing commercial operations on June 22, 2006.

Expenditures

         Project development expenditures.    Project development expenditures for the year ended December 31, 2006 were $16.0 million, compared with $6.7 million for the year ended December 31, 2005. This increase was primarily attributable to $4.2 million of development expenses in order to advance the development of early and intermediate projects in Hawaii and New York. Increases in legal expenses of $2.1 million and professional fees of $2.4 million related to advancing the wind energy projects also contributed significantly to the change from 2005 to 2006.

         General and administrative.    General and administrative expenses for the year ended December 31, 2006 were $6.6 million, compared with $1.6 million for the year ended December 31, 2005. This increase was principally attributable to an expansion of our business operations to support our growth, including increased salaries and benefits of $2.8 million, travel expenses of $1.6 million, and professional fees of $0.6 million.

         Depreciation and amortization.    Depreciation and amortization for the year ended December 31, 2006 was $0.3 million, compared with $0.2 million for the year ended December 31, 2005. This increase was primarily attributable to an increase in capital expenditures related to anemometers to perform wind resource analysis at our development projects and corporate assets, such as vehicles, office equipment and furniture.

         Risk management activities related to non-operating projects.    Risk management activities related to non-operating projects for the year ended December 31, 2006 were a loss of $13.1 million, compared to a loss of $6.8 million for the year ended December 31, 2005. This increase was attributable to increasing oil prices, which resulted in mark-to-market losses on the Kaheawa Wind Power I oil hedge.

Other Expenses

         Other income.    Other income for the year ended December 31, 2006 was $0.3 million, compared with $0 for the year ended December 31, 2005. Other income consisted primarily of interest income earned on cash held in overnight sweep checking accounts and restricted cash money market accounts.

         Interest expense, net of capitalized interest.    Interest expense for the year ended December 31, 2006 was $3.0 million, compared with $2.8 million for the year ended December 31, 2005. This increase was principally attributable to interest expense on non-recourse debt related to Kaheawa Wind Power I and the project's commencing commercial operations in June 2006. This increase was offset by a greater utilization of borrowed funds to finance project development expenditures and general and administrative expenses in 2005 compared with 2006. We incurred gross interest expense of $14.3 million and $3.5 million for the years ended December 31, 2006 and 2005, respectively, and capitalized $11.3 million and $0.7 million related to the construction of our wind energy projects during the years ended December 31, 2006 and 2005, respectively.

Minority interest in operations of subsidiaries

        Minority interest in operations of subsidiaries for the year ended December 31, 2006 was $0.2 million, compared with $0 for the year ended December 31, 2005. This increase was primarily attributable to the recognition of periodic changes of a minority member's equity in the subsidiary that owns our Kaheawa Wind Power I project.

Liquidity and Capital Resources

        Wind energy project development is a capital intensive process. The majority of the total cost of a wind energy project is attributable to turbine purchases. Generally, turbine suppliers require up-front payments upon execution of a turbine supply agreement and significant progress payments well in advance of turbine delivery. Our turbine purchases have been and will continue to be our principal capital expenditure. During 2006 and 2007, we entered into purchase contracts for turbines with an aggregate cost of $298.0 million and $1.5 billion, respectively. We also incur material expenses for land acquisition, feasibility studies, construction and other development costs.

        As of June 30, 2008, we had accumulated losses since inception of $185.5 million, $701.0 million of long-term indebtedness (including current maturities) and $1.2 billion of contractual obligations (primarily related to turbine purchases and exclusive of debt obligations). These losses and obligations are largely attributable to our turbine purchases and ongoing development activities. As of such date and as a result of our development activities, we had total assets of $1,031.1 million. We expect to continue to incur significant capital expenditures and significant losses for the foreseeable future as we develop and construct new wind energy projects, purchase additional turbines, hire additional employees, expand our operations and incur additional costs of operating as a public company.

        We have a successful track record of obtaining the capital necessary to execute our development plan through a combination of debt, tax equity financing and cash equity, all of which are described in "—Factors Affecting Our Results of Operations—Overview of financing." As of June 30, 2008, we had received $274.1 million in cash equity capital contributions, which includes $21.7 million of loans from members converted to equity on May 3, 2008, and $146.3 million in proceeds from tax equity financing transactions and had $701.0 million of long-term indebtedness (including current maturities and of which $350.0 million is guaranteed by certain of our existing investors). In connection with this offering, we expect that the guarantees provided by our existing investors will be released through the repayment and/or refinancing of the related indebtedness.

        We expect our development plan will require approximately $2.0 billion in total capital resources for the remaining six months of 2008 and 2009, consisting of:

  •
  approximately $600 million to fund turbine purchase obligations;

  •
  approximately $700 million to fund construction costs, development expenditures and working capital requirements; and
  •
  approximately $700 million to repay or refinance indebtedness maturing during this period.

We expect to meet these capital requirements from the following sources:

  •
  approximately $700 million from the extension of the maturity or refinancing of existing indebtedness;

  •
  approximately $            million from borrowings under new or existing debt facilities;

  •
  approximately $            million from new or existing tax equity financing transactions; and

  •
  approximately $           million of additional equity, consisting of $23.6 million of capital contributions received from our existing investors subsequent to June 30, 2008 and $           million from the net proceeds of this offering.

        The forward-looking information presented above with respect to the estimated sources and uses of capital for our development plan through 2009 is based on numerous estimates and assumptions made by our management. While we believe that these estimates and assumptions are reasonable in light of management's current beliefs concerning future events, because our new financing sources are not currently committed, such estimates and assumptions are inherently uncertain and are subject to significant business, economic, regulatory and competitive risks and uncertainties that could cause actual sources and uses of capital resources to differ materially from the amounts set forth above. See "Cautionary Statement Regarding Forward-Looking Statements."

        Assuming we are able to successfully execute our debt and tax equity financing plan as described above, we believe that the capital contributions received to date from our existing investors, together with the net proceeds of this offering, should provide sufficient equity capital to support our current development plan through 2009. While we expect that we will be able to enter into new debt and new tax equity financings as described above, there can be no assurance that such financings will be available or, that if such financings are available, that they will be available on terms acceptable to us. Our future capital raising efforts are subject to a number of risks and uncertainties described in this prospectus, including in "Risk Factors." Moreover, additional funds may be necessary sooner than we currently anticipate in the event of changes to our development schedule, increases in development costs, unanticipated prepayments to suppliers or to meet other unanticipated expenses. In addition, we may choose to modify our development plan in order to capture additional opportunities that become available to us. If and to the extent we are unable to refinance or extend the maturity of our existing indebtedness, procure additional indebtedness or close additional tax equity financings or if our development otherwise changes materially, we may be required to raise additional capital through public or private issuances of equity or convertible securities. If we are unable to raise additional capital, we may be required to delay development and construction of our wind energy projects, reduce the scope of our projects, or abandon or sell some or all of our development projects, all of which would adversely affect our business, financial condition and results of operations.

        In their report dated July 29, 2008, our independent registered public accounting firm stated that our consolidated financial statements have been prepared assuming we would continue as a going concern; however, our recurring losses from operations, negative operating cash flows, accumulated deficit and need to obtain adequate funding to procure turbines and fund capital expenditures raise substantial doubt about our ability to continue as a going concern. Our consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Uses of Funds

        Our requirement for liquidity and capital resources, other than for general corporate and administrative expenses and working capital needs, can generally be categorized as follows:

  •
  wind turbine purchases;

  •
  other capital expenditures;

  •
  debt service requirements; and

  •
  wind energy project operating expenses.

         Wind Turbine Purchases.    Because turbine demand has exceeded overall market supply in recent years, we secure our supply of turbines well in advance of construction by pre-ordering turbines to match a planned level of construction across our portfolio. We have entered into purchase contracts with GE Energy and Clipper Windpower for turbines with an aggregate generating capacity in excess of 1,300 MW, which are scheduled to be delivered or commissioned between 2008 and 2013. We expect this supply to be sufficient to meet all of our anticipated turbine needs in 2008 and 2009 and approximately 80% of our anticipated needs in 2010. We are currently in advanced negotiations with GE Energy and Clipper Windpower to secure our turbine needs for 2010 and part of 2011, and we intend to negotiate with GE Energy, Clipper Windpower and other turbine suppliers to secure our additional turbine needs. See "Risk Factors—Risks Related to Our Business and the Wind Energy Business" and "Business—Turbine procurement and allocation."

        Generally, turbine suppliers require up-front payments upon execution of a turbine supply agreement and significant progress payments well in advance of turbine delivery. We finance our turbine supply agreements through a combination of turbine supply loans and equity capital. As of June 30, 2008, we had approximately $444.5 million in turbine supply loans outstanding, and the balance of our existing turbine commitments was approximately $1.2 billion. We expect to continue to incur turbine indebtedness in the future as we grow.

         Other Capital Expenditures.    Our capital expenditures principally relate to investments in property and equipment relating to the development of our wind energy projects. Currently, we anticipate making capital expenditures in the aggregate of approximately $1.4 billion for the remainder of 2008 and 2009. Our capital expenditure estimates are based on our current plans to develop and construct our portfolio of projects. These estimates are subject to change depending upon a number of factors, including, among other things, our ability to convert our pipeline of projects under construction and development into operating projects.

         Debt Service Requirements.    As of June 30, 2008, we had total indebtedness outstanding of $701.0 million, approximately $679.4 million of which requires repayment prior to June 30, 2009. See "—Capital Resources—Debt".

         Derivative Instruments and Hedging.    We often are required to post cash collateral and issue letters of credit for our obligations under our hedging arrangements, which reduce the available borrowing capacity under the credit agreements under which these letters or credit are issued. We have been and may in the future be required to post additional cash collateral or issue additional letters of credit if electricity and oil prices continue to rise. For example, because of rising electricity prices, our letters of credit covering our obligations under our electricity swaps for Cohocton I and Prattsburgh I increased from $7.5 million on December 31, 2007 to $42.9 million on June 30, 2008.

        At June 30, 2008 we had $17.7 million of restricted cash, of which $17.2 million represented cash collateral on certain derivative contracts. Subsequent to June 30, 2008, the full amount of this cash collateral was released to us as a result of declining oil prices.

         Wind Energy Project Operating Expenses.    As of June 30, 2008, we have three operational wind energy projects that generate sufficient cash flows to self-fund their operations. Since we generally seek to enter into tax equity financing transactions that entitle the tax equity investors to substantially all of the project's cash distributions from electricity sales and related hedging activities up to the "flip date", we do not anticipate cash flows from operating projects to be a significant source of financing for the near future.

         Contractual Obligations.    As of December 31, 2007, we had the following contractual obligations:

	Payments due by Period
	Remaining Total	Less than 1 year	2-3 years	4-5 years	Thereafter
	(in thousands)
Purchase obligations(1)	$1,471,595	$514,641	$517,252	$331,587	$108,115
Debt(2)	465,449	222,028	227,691	3,397	12,333
Estimated interest payments on long-term debt obligations(3)	55,105	15,534	4,056	4,402	31,113
Operating leases	12,312	1,006	1,996	1,955	7,355

Total(4)	$2,004,461	$753,209	$750,995	$341,341	$158,916

(1)
Purchase obligations consist principally of turbine purchase commitments, including warranty and operations and maintenance agreements and construction contract commitments.
(2)
Subsequent to December 31, 2007, we amended the terms of our indebtedness to extend the maturity of $219.6 million of such amounts to April 2009. For more information regarding our debt as of December 31, 2007, see "Description of Principal Indebtedness" and Note 6 to our audited consolidated financial statements.
(3)
Estimated interest payments assume no additional borrowings or repayments subsequent to December 31, 2007. Interest rates are based on one and three-month LIBOR and assume a compounding period and a forward rate curve that is consistent with the LIBOR rate applicable to each debt facility. Maturity dates include those in effect as of December 31, 2007, and do not include any amendments executed subsequent to December 31, 2007.
(4)
Distributions to our tax equity investors under our tax equity financing arrangements and to holders of Series B Units pursuant to our tax receivable agreement are unquantifiable future commitments and are, therefore, excluded from our contractual obligations. For additional information, see "Management's Discussion and Analysis of Financial Condition and Results of Operations—Factors Affecting Our Results of Operations" and "The Reorganization and Our Holding Company Structure—Tax Receivable Agreement."

Sources of Funds

        The principal sources of liquidity for our future operating and capital expenditures are expected to be derived from existing and new debt financings, existing and new capital contributions, existing cash and cash flow from operations.

Capital Resources

        Our wind energy projects are financed with a combination of debt, tax equity financing and cash equity, all of which are described under "—Factors Affecting Our Results of Operations—Overview of financing" above.

         Debt.    The following table summarizes our outstanding debt as of June 30, 2008 (unaudited):

Debt facilities:	Maximum Facility(1)	Total Outstanding	Current Maturity	Remaining Facility Amount(1)	Outstanding Member Guarantees(2)	Interest Rate at June 30, 2008	Final Maturity(1)
	(in thousands)
Turbine supply loans:
First Wind Acquisition, LLC	$267,200	$267,200	$267,200	$—	$20,000	4.85%	2009
First Wind Acquisition III, LLC	95,500	95,500	95,500	—	—	5.85	2009
First Wind Acquisition IV, LLC	83,000	81,762	81,762	—	—	5.35	2008
Revolver loans:
First Wind Acquisition, LLC	60,000	—	—	60,000	—	—	2009
First Wind Holdings, LLC	270,000	223,119	223,119	46,881	223,119	3.60	2008
Term loans:
First Wind Acquisition, LLC	7,200	7,200	7,200	—	—	4.85	2009
Maine Wind Partners, LLC	24,750	19,852	3,808	—	—	4.27 - 6.27	2022
Construction equipment financing	6,531	6,112	698	—	—	8.00	2013
Vehicle loans	N/A	286	74	—	—	1.90 - 11.59	2008 - 2013

Total		$701,031	$679,361	$106,881	$243,119

(1)
Reflects amendments to certain of such facilities executed subsequent to June 30, 2008.
(2)
As of June 30, 2008, certain of our current investors had provided guarantees of up to $350.0 million in support of our indebtedness to our lenders. Those guarantees are comprised as follows: (i) up to $270.0 million under the First Wind Holdings Loan, (ii) $20.0 million under one of our turbine supply loans and (iii) up to $60.0 million under our letter of credit facility. As of June 30, 2008, the outstanding amount of obligations guaranteed by these investors was $223.1 million under one of our revolving credit facilities and $20.0 million under one of our turbine supply loans.

        Borrowings under each of our turbine supply and construction loans are typically secured by a lien on the assets of the wind energy project to which the loans relate, including the development assets, turbine deposits, turbine contracts and construction contracts of the project, and, in the case of our First Wind Holdings, LLC loan facility, by a pledge of the units and guarantees of certain members of First Wind Holdings, LLC. Borrowings under our term loans are typically secured by a pledge of membership interests of our project subsidiaries. Our loan agreements generally contain covenants, including, among others, limitations on the use of proceeds and restrictions on indebtedness, liens, asset sales, dividends and distributions, investments, transactions with affiliates, transfers of ownership interests and certain changes in business. These covenants limit our subsidiaries' ability to pay dividends or make loans or advances to us. We were in compliance with the covenants in each of our loan agreements as of June 30, 2008. For more information on our principal loan agreements, see "Description of Principal Indebtedness" and Note 6 to our consolidated financial statements included in this prospectus.

        All of our third-party debt to date has been arranged by one lender, HSH Nordbank AG, New York Branch ("HSH"). On May 19, 2008, we amended the First Wind Holdings, LLC revolver loan to increase it to $270.0 million. As of June 30, 2008 $223.1 million was outstanding under this revolver loan. In April 2008, we closed an $83.0 million Clipper Windpower turbine supply loan. This facility matures in October 2008, and extends to 2010 with capacity increasing to $177.0 million upon syndication. As of June 30, 2008 there was $81.8 million outstanding under this facility. In April 2008, we amended the First Wind Acquisition, LLC facility to extend the maturity of the total $334.4 million facility, comprised of turbine supply, revolver and term loans, to April 15, 2009. We are currently negotiating with HSH for the extension of the First Wind Holdings, LLC revolver loan of $223.1 million that matures during 2008. We are also negotiating with HSH and other lenders for additional financing to fund the acquisition of turbines and development and construction of our projects.

         Tax Equity Financing.    During the year ended December 31, 2007, we completed two tax equity financing transactions, receiving approximately $146.3 million in aggregate up-front payments in exchange for equity interests in our subsidiaries that own our Kaheawa Wind Power I and Mars Hill projects. These equity interests entitle our tax equity investors to substantially all of the cash distributions generated from electricity sales and related hedging arrangements, PTCs and taxable income or loss generated by our Kaheawa Wind Power I and Mars Hill projects until the investors achieve their targeted investment return. In January 2008, we executed an agreement for an additional $208.0 million tax equity financing related to a portfolio of our New York projects (Steel Winds I, Cohocton I and Prattsburgh I). Funding of this tax equity financing will occur in tranches upon commencement of commercial operations of each applicable project and the satisfaction of certain other conditions precedent, including commencement of commercial operations of each applicable project by the end of 2009. In August 2008, $19.7 million was funded with respect to our Steel Winds I project. Our counterparty in this tax equity financing is an indirect subsidiary of Lehman Brothers Holdings, Inc., which filed for bankruptcy on September 15, 2008. We are uncertain what impact the bankruptcy will have on the funding of the balance of this financing. We are currently in discussions with other tax equity investors to fund the balance of this financing if and to the extent our counterparty is unable to fund its remaining commitment when due, but such financing may not be available. In connection with our completed tax equity financing transactions, we have guaranteed our project subsidiaries' indemnity obligations for breaches of representations and warranties made by those project companies in the applicable financing agreements.

         Equity Capital and Member Guarantees.    As of June 30, 2008, the members of First Wind Holdings, LLC have made cash contributions of $274.1 million, which includes $21.7 million of member loans, and certain of our members have provided $350.0 million of guarantees. In addition, certain members of First Wind Holdings, LLC provided additional capital commitments of $141.0 million, of which $87.4 million has been funded through June 30, 2008, and provided additional guarantees to lenders of $50.0 million. Subsequent to June 30, 2008, certain members of First Wind Holdings, LLC made capital contributions of $23.6 million.

Cash Flow

        The following table summarizes our sources and uses of funds for the periods discussed:

	Year ended December 31,			Six months ended June 30,
	2005	2006	2007	2007	2008
				(unaudited)
	(in thousands)
Cash flows used in operations	$(3,195)	$(31,799)	$(26,370)	$(12,134)	$(16,106)
Cash flows used in investing activities	(25,286)	(311,281)	(334,007)	(107,222)	(284,782)
Cash flows provided by financing activities	30,244	346,500	358,107	119,371	307,710
Net increase (decrease) in cash and cash equivalents	1,763	3,420	(2,270)	15	6,822

Six Months Ended June 30, 2007 and 2008

         Operating Activities.    Net cash used in operating activities during the six months ended June 30, 2008 was $16.1 million, compared with $12.1 million during the six months ended June 30, 2007. The net loss adjusted for all non-cash income and expenses was $21.1 million in the six months ended June 30, 2008, compared to $18.4 million in the six months ended June 30, 2007. In the six months ended June 30, 2008, increases in accounts payable and accrued expenses provided $10.6 million partially offset by increases in prepaid expenses and other assets, which used $6.8 million.

         Investing Activities.    Net cash used in investing activities during the six months ended June 30, 2008 was $284.8 million, compared with $107.2 million during the six months ended June 30, 2007. This increase was the result of higher capital expenditures and deposits for turbines in the first quarter of 2008 compared to the same period in 2007. The increase in capital expenditures for the six months ended June 30, 2008 was principally attributable to construction expenditures related to Cohocton I and Stetson I. In addition, we used $17.0 million during the six months ended June 30, 2008 for cash collateral on certain derivative contracts, compared to $0.8 million during the six months ended June 30, 2007.

         Financing Activities.    Net cash provided by financing activities during the six months ended June 30, 2008 was $307.7 million, compared with $119.4 million during the six months ended June 30, 2007. This increase was principally attributable to a $173.1 million increase in proceeds from debt, net of repayments, offset by $11.6 million of distributions to members. Proceeds from capital contributions of $87.4 million during the six months ended June 30, 2008 increased $74.1 million, compared to $13.3 million during the same period in 2007. Proceeds from the sale of subsidiary company interests in the amount of $43.6 million were received in March of 2007.

Years Ended December 31, 2006 and 2007

         Operating Activities.    Net cash used in operating activities during the year ended December 31, 2007 was $26.4 million, compared with $31.8 million during the year ended December 31, 2006. The net loss adjusted for all non-cash income and expense was $28.3 million in 2007 compared to $19.3 million in 2006. From 2006 to 2007, increases in accounts payable and accrued expenses provided $6.2 million partially offset by increases in accounts receivable and other assets that used $4.3 million.

         Investing Activities.    Net cash used in investing activities during the year ended December 31, 2007 was $334.0 million, compared with $311.3 million during the December 31, 2006. This increase was principally due to an increase of $34.8 million in capital expenditures, including turbines deposits and land acquisition, net of a $12.0 million decrease in restricted cash.

         Financing Activities.    Net cash provided by financing activities during the year ended December 31, 2007 was $358.1 million, compared with $346.5 million during the year ended December 31, 2006. This increase was principally attributable to $146.3 million of proceeds from the sale of subsidiary company interests and an increase in proceeds from loans from related parties of $18.6 million. These increases were offset by a $143.3 million decrease in proceeds from capital contributions and a $15.1 decrease in proceeds from the issuance of debt, net of repayments. During 2006, we repurchased $32.2 million of limited liability company units in First Wind Holdings, LLC. During 2007, we paid $2.3 million for transaction costs related to the sale of subsidiary company interests and we paid $4.8 million in financing costs, which was $1.1 million more than in 2006. Also during 2007, we made distributions of $23.7 million to minority members of subsidiaries. See "Certain Relationships and Related Party Transactions."

Years Ended December 31, 2005 and 2006

         Operating Activities.    Net cash used in operating activities during the year ended December 31, 2006 was $31.8 million, compared with $3.2 million during the year ended December 31, 2005. The net loss adjusted for all non-cash income and expense was $19.3 million in 2006 compared to $9.3 million in 2005. From 2005 to 2006, increases in accounts receivable and other assets used approximately $3.4 million that was partially offset by an increase in accounts payable and accrued expenses of about

$2.6 million. In 2006, we used $11.6 million of cash to pay a liability due to a related party. Please see "—Off Balance Sheet Arrangements."

         Investing Activities.    Net cash used in investing activities during the year ended December 31, 2006 was $311.3 million, compared with $25.3 million during the year ended December 31, 2005. This increase was principally due to an increase in capital expenditures of $109.2 million, an increase in turbine deposits of $170.8 million, and a $6.1 million increase in restricted cash.

         Financing Activities.    Net cash provided by financing activities during the year ended December 31, 2006 was $346.5 million, compared with $30.2 million during the year ended December 31, 2005. This increase was principally attributable to an increase in net borrowings of $187.5 million, an increase in proceeds from capital contributions of $156.1 million and a repayment of an advance of $3.1 million from a related party. This increase was offset by a repurchase of company units of $32.2 million and a $1.4 million increase in deferred financing costs in 2006 compared to 2005.

Off Balance Sheet Arrangements

         Letters of Credit.    Our customers, vendors and regulatory agencies often require us to post letters of credit in order to guarantee performance under relevant contracts and agreements. We are also required to post letters of credit to secure our obligations under various swap agreements and leases and may, from time to time, decide to post letters of credit in lieu of cash deposits in reserve accounts under certain financing arrangements. The amount that can be drawn under some of these letters of credit may be increased from time to time subject to the satisfaction of certain conditions.

        The following table summarizes the total amount of letters of credit we have issued to customers, vendors, regulatory agencies and lessors as of December 31, 2007:

Commodity swap agreements	$15,340
Construction contracts	7,822
Power purchase agreements and REC contracts	5,922
Regulatory agencies	2,464
Leases	174

Total	$31,722

        Currently, we have not had a draw presented against any letter of credit issued or provided on our behalf and do not currently believe it to be likely that any claims will be made under a letter of credit in the foreseeable future. As of June 30, 2008, the total amount of letters of credit we have issued to customers, vendors, regulatory agencies and lessors was $102.9 million.

Quantitative and Qualitative Disclosure about Market Risk

         Interest Rate Risk.    We are exposed to fluctuations in interest rates, as substantially all of our outstanding debt obligations carry variable interest rates, principally indexed to LIBOR. In order to mitigate this risk, we employ financial instruments to manage our exposure to fluctuations in interest rates, including using interest rate swap agreements to effectively convert our anticipated cash payments under our variable-rate financings to a fixed-rate basis. These agreements involve the receipt of variable payments in exchange for fixed payments over the term of the agreements without the exchange of the underlying principal amounts.

        As of June 30, 2008, we had total debt of $701.0 million, of which $6.1 million represents fixed-rate debt and is, therefore, not subject to interest rate fluctuation risk. However, the balance of $694.9 million is currently at floating rates, which exposes us to changes in interest rates. We have entered into several interest rate swap agreements to mitigate such risk. Pursuant to these swap agreements, we exchange floating-rate interest payments, based on one or three month LIBOR, for fixed-rate interest payments as described under "—Revenues—Hedging and risk management activities." Any increase or decrease in interest rates affects the fair value of our debt. As such, we are exposed to changes in interest rates with respect to the majority of our debt obligations. The detrimental effect on earnings of a hypothetical 100 basis point increase in interest rates would be approximately $5.0 million.

         Commodity Price Risk.    Our ownership and operation of wind energy projects exposes us to volatility in market prices of electricity and RECs. In an effort to stabilize our returns from electricity sales, we carefully review the electricity sale options for each of our development projects. As part of this review, we assess the appropriateness of entering into a fixed price PPA and/or a financial hedge. If we sell our electricity into a liquid ISO market, we enter into a financial hedge with institutional investors in order to stabilize our projected revenue stream. Under the terms of our existing financial hedges, we are not obligated to physically deliver or purchase electricity, but we receive payments for certain quantities of electricity based on a fixed price and are obligated to pay the market electricity price for the same quantities of electricity. Thus, if market prices of electricity increase, we are obligated to make payments under these financial hedges.

        These financial hedges cover quantities of electricity that we estimate we can produce with a high degree of certainty. As a result, gains or losses under the financial hedges should be offset by decreases or increases in our revenues from spot sales of electricity in liquid ISO markets. However, the actual amount of electricity we generate from operations may be materially different from our estimates for a variety of reasons, including variable wind conditions and turbine availability. To the extent actual amounts produced fall short of the quantities covered in our financial hedges, we will not be hedged and we will be exposed to commodity price risk. In the event a project does not generate the amount of electricity covered by the related hedge, we could incur significant losses under the financial hedge if electricity prices rise substantially above the fixed prices provided for in the hedge. If a project generates more electricity than is covered by the relevant hedge, the excess production will not be hedged and the revenues we derive will be subject to market price fluctuations.

        We have not applied hedge accounting treatment to our hedging activities under SFAS No. 133, therefore we are required to mark our hedges to market through earnings on a periodic basis, which may result in non-cash adjustments to and volatility in our earnings, in addition to potential cash settlements for any losses. For example, we have had to mark-to-market the value of our commodity swaps for Kaheawa Wind Power I, Steel Winds I, Cohocton I and Prattsburgh I under SFAS No. 133 on a periodic basis, which has resulted in our quarterly and annual financial results reflecting changes in the value of these instruments as reflected in our consolidated financial statements based on changes in the underlying commodity prices.

        Commodity price risks result from exposures to changes in spot prices, forward prices, volatility in commodities and correlations between various commodities, such as electricity, natural gas and oil. While some of the hedges we use to manage risk represent instruments for which prices are available from external sources, some are not actively traded and are valued using other pricing sources and modeling techniques to determine expected future market prices. We use our best estimates to determine the fair value of our financial hedges. These estimates consider various factors, including exchange price quotations, time value, volatility factors and credit exposure. However, it is likely that future market prices could vary from those used in recording mark-to-market derivative instrument valuation, and such variations could be material.

        We measure the sensitivity of the fair value of our financial hedges to potential changes in commodity prices using a mark-to-market analysis that attempts to predict risk of loss based on current commodity prices, price volatility and credit exposure. Applying one and two standard deviation sensitivity measures to the fair value of our commodity swap liabilities as of June 30, 2008 of $94.5 million, our losses could extend to $155.4 million and $185.1 million, respectively.

         Concentration of Credit Risk.    Our credit risk is currently concentrated with a limited number of major customers. If any of these counterparties fails to make payments under its agreements with us, such failure could have a material adverse effect on our financial condition.

        The following table summarizes the percentage of total revenues generated by our customers for the years indicated:

	Years ended December 31,
	2006	2007
Maui Electric Company	92%	59%
New Brunswick Generation Company	—	28
Other	8	13

Total	100%	100%

INDUSTRY

Overview

        EIA estimates that 92% of U.S. electric generation in 2007 was produced from non-renewable resources, including 72% from traditional fossil fuels (49% from coal and 23% from oil and gas) and 20% from nuclear sources, with only 8% produced from renewable sources. According to EIA, only 2% of U.S. electricity generated in 2007 was produced from non-hydro electrical renewable sources, including wind energy, biomass, geothermal and solar energy, and only 0.8% was produced from wind energy. The North American Electric Reliability Corporation ("NERC") projects that, in the period through 2016, while peak capacity demand will increase by 18%, capacity supply will increase by only 13%, in part due to the increasing difficulties in building new or expanding existing generation projects in the U.S., especially fossil fuel projects. Based on these projections, by 2016, demand for power in the U.S. would exceed available supply.

Renewable Energy

        While traditional fossil fuels represent the dominant source of power production in the U.S., increasing available power through fossil fuel generation has become more difficult in recent years. Growing environmental concerns over global warming and greenhouse gas emissions have made it difficult to build new or expand existing fossil fuel projects and rising fossil fuel prices and political instability in major producing regions have made fossil fuel generation more expensive. As a result, to meet the expected increase in demand for electricity in the U.S., governments, businesses and consumers increasingly support the development of renewable energy sources, including wind, biomass, geothermal and solar energy. As a result, excluding hydropower generation, renewable energy capacity in the U.S. grew at a CAGR of 11.4% between 2002 and 2007, as is illustrated in the table below.

U.S. Historic Generation Capacity by Fuel Type
(in GW)

	Actual					Estimate	CAGR
Fuel Type	2002	2003	2004	2005	2006	2007	2002-2007
Fossil fuels	758.8	808.7	825.5	840.0	845.7	857.5	2.5%
Nuclear	104.9	105.4	105.6	105.6	105.6	105.6	0.1%
Hydropower	77.0	77.0	77.1	77.4	77.4	77.4	0.1%
Non-hydro renewable sources(1)	18.7	20.4	21.1	23.5	26.5	32.2	11.4%
Other(2)	20.1	20.1	20.4	20.6	20.5	20.5	0.4%

Total	979.5	1,031.6	1,049.7	1,067.1	1,075.7	1,093.2	2.2%

Source: Annual EIA historical tables with 2007 estimates, released October 26, 2007.

(1)
Non-hydro renewable sources include wind, wood, black liquor, other wood waste, municipal solid waste, landfill gas, sludge waste, agriculture by-products, other biomass, geothermal, solar thermal and photovoltaic energy.
(2)
Other includes pumped storage and distributed generation.

Growing Demand for Wind Energy

        Wind energy is among the most cost-competitive renewable generating technologies available, based on data from the United Nations Development Programme, World Energy Council. According to EIA, from 2002 through 2007, wind energy generation capacity grew at a CAGR of 29%, making wind energy the fastest growing source of new electricity supply in the U.S. According to the Global Wind Energy Council, between 2005 and 2007, the U.S. experienced the largest annual increases in cumulative installed wind capacity in the world. According to the American Wind Energy Association

("AWEA"), the U.S.' cumulative installed wind capacity increased 45% from 11,574 MW as of December 31, 2006 to 16,818 MW as of December 31, 2007. AWEA calculates that the 5,244 MW of new installed wind capacity in 2007 accounts for approximately 30% of all new power producing capacity installed in the U.S. in 2007. During the fourth quarter of 2007 alone, AWEA estimates installed wind capacity in the U.S. increased by 2,930 MW, exceeding the total amount of wind capacity installed in the U.S. during all of 2006. EER forecasts that more than $66 billion will be invested in additional wind energy capacity in the U.S. through 2013.

        According to EER, installed wind capacity in the U.S. is expected to increase at a CAGR of 26.6% between 2007 and 2013, reaching approximately 69,145 MW in 2013. Despite the significant anticipated growth of wind energy capacity in the U.S., wind energy represented only 0.8% of total U.S. electricity production in 2007 and is expected to account for only 1.8% of total U.S. electricity production in 2012, based on data from EIA. This represents a small portion compared to the current percentage of electricity produced by wind energy in Denmark, Spain and Germany, of approximately 17%, 9% and 6%, respectively, based on data from the Danish Energy Authority and the Global Wind Energy Council. In May 2008, the U.S. Department of Energy (the "DOE") released a report examining the feasibility of harnessing wind power to provide up to 20% of the nation's total electricity needs by 2030, which would entail increasing wind electric generation from its current production of 16,800 MW to 304,000 MW by 2030. We believe that increasing demand for energy resources, a constrained supply of electricity, growing support for renewable energy sources and the advantages of wind energy over many other renewable energy sources should result in significant growth opportunities for wind energy in the U.S.

Installed Wind Capacity
(MW)

Source:    Historical data: AWEA Historical cumulative wind power capacity, dated 2006, and press release, dated January 2008. Projected data: EER Market Forecasts US/Canada Wind Energy Markets 2007-2013.

Wind Energy Fundamentals

        A wind turbine converts the force of the wind into a turning force acting on the turbine's blades. The turning force acts in a similar way to a turbine in any other form of generator, creating electromagnetic forces that induce an electric current. This low-voltage alternating current is then stepped-up to a voltage that is compatible with the local electric grid.

        The amount of energy that the wind transfers to the turbine depends on the blades' surface area and the wind speed. The amount of energy captured by a turbine increases as a square-function of an increase in the size of the blades; doubling the surface area of the blades will quadruple the wind energy captured. The speed of the wind has an even greater effect: as wind speed doubles, the available energy increases by a factor of eight. Stronger winds are also able to drive larger turbine blades; blade size must be chosen to capture the most wind energy the highest proportion of the time, in order to maximize the efficiency of the transfer of energy from wind to electricity.

        Net capacity factor is one element in measuring the productivity of a wind turbine, wind energy project or any other power production facility. It compares the turbine's production over a given period of time with the amount of power the turbine could have produced if it had run at full capacity for the same amount of time.

Net Capacity Factor	=	Amount of power produced over time (usually measured annually) Power that would have been produced if turbine operated at full capacity 100% of the time over the same period of time

        A conventional utility power plant has a constant fuel source, assuming no supply constraints, and will typically have a higher capacity factor than is achieved by wind energy projects. A capacity factor of 40% to 80% is typical for conventional power plants, whereas, according to the U.S. Department of Energy, during 2007 the net capacity factors for wind energy projects built between 2004 and 2006 averaged approximately 33%-35%. This results from the fact that a wind energy project is "fueled" by the wind, which blows steadily at times and not at all at other times. In addition, although modern utility-scale wind turbines typically operate 65% to 90% of the time, they often run at less than full capacity.

Drivers of U.S. Wind Energy

        We believe the following factors have driven, and will continue to drive, the growth of wind energy in the U.S.:

         Rising energy prices.    Increased demand for energy coupled with a finite supply of fossil fuels and capacity and distribution constraints are expected to result in continued increases and volatility in electricity prices. The average prices of oil, gas and coal have grown at CAGRs of 18%, 14% and 5%, respectively, from 2002 to 2007, based on data from EIA. In July 2008, oil reached $145/per barrel, an increase of 51% from December 31, 2007. These rising commodity costs have led to increased retail electricity prices in the U.S. Because there are no fuel costs associated with wind energy, rising energy prices have caused wind energy to become cost competitive with traditional energy sources.

        Set forth below are tables showing historical prices of crude oil and natural gas and historical indexed retail electricity prices in California, Hawaii, New England and New York.

Historical Prices of Crude Oil and Natural Gas

Source: Bloomberg, June 30, 2008.

 Indexed Retail Electricity Prices

Source: Energy Information Administration.

Note:    Average annual retail electricity price
California: 100% = $121.90/MWh
Hawaii: 100% = $133.90/MWh
New England (excluding New York): 100% = $101.29/MWh
New York: 100% = $111.60/MWh

         Growing environmental concerns.    The growing concern over global warming caused by greenhouse gas emissions has also contributed to the growth of the wind energy industry. According to the Intergovernmental Panel on Climate Change Fourth Assessment Report, experts have noted that eleven of the last twelve years (1995-2006) rank among the warmest since 1850. As one of the largest emitters of greenhouse gases in the world (illustrated below), the U.S. has experienced growing awareness of climate change and other effects of carbon pollution, which has resulted in increased demand for emissions-free energy generation. The U.S. Congress is considering several bipartisan-sponsored legislative proposals that would establish new mandatory regulatory requirements and reduction targets for greenhouse gases, including greenhouse gas emission "cap and trade" bills, which we believe, if adopted, would be beneficial to the wind energy industry. As an emissions-free energy source, wind energy is an attractive energy alternative that is capable of addressing these growing environmental concerns.

Annual Emissions in 2006
(megatons of carbon dioxide)

Source: Netherlands Environmental Assessment Agency, 2006.

         Increasing obstacles for the construction of conventional power plants.    Growing environmental concerns have made it increasingly difficult to build new or expand existing fossil fuel projects. For example, according to data gathered by Sourcewatch, a collaborative encyclopedia website, only 35 of the approximately 150 coal plants proposed in the U.S. between 2000 and 2006 were built or under construction by the end of 2007. Nuclear energy projects have also faced significantly increasing capital costs and steep environmental hurdles, including complications relating to the disposal of spent nuclear fuel. Wind energy, in contrast, does not create solid waste by-products, emit greenhouse gases or deplete non-renewable resources, and thus is an attractive alternative to conventional power plants.

         Dependence on foreign energy sources.    According to EIA, 28% of energy consumed in the U.S. in 2007 was provided by foreign imports. In addition, many of the regions rich in energy supply are politically unstable, raising public concern regarding the dependence of the U.S. on foreign energy imports and related threats to U.S. national security. The potential for future growth in the U.S. wind energy industry is supported by the large amount of land available for turbine installations and the availability of significant wind resources. According to the DOE's recent report "20% Wind Energy by 2030," wind energy industry experts estimate the nation has more than 8,000 GW of available land-based wind resources that can be captured economically. Increased public awareness of the dependence of the U.S. on foreign energy sources has generated popular momentum to diversify the energy supply within the U.S. We believe that wind energy, which supplied only 0.8% of the total electrical production in the U.S. in 2007, is a viable domestic energy alternative to decrease the dependence of the U.S. on foreign energy sources and satisfy a portion of the expected increased demand for electricity in the U.S.

         Continued improvements in wind technologies.    Wind turbine technology has evolved significantly over the last 20 years and technological advances are expected to continue in the future. According to

AWEA, the cost of electricity generation from utility-scale wind systems has dropped more than 80% over the last 20 years as a result of technological advances, which have included:

  •
  advances in wind turbine blade aerodynamics and development of variable speed generators to improve conversion of wind power to electricity over a range of wind speeds, resulting in higher capacity factors and increased capacity per turbine;

  •
  advances in remote operation and monitoring systems;

  •
  improved wind monitoring and forecasting tools, allowing for more accurate prediction of wind power output and availability and for better system management and reliability; and

  •
  advances in turbine maintenance, resulting in increased turbine lives.

        These technological improvements have decreased the cost of wind generation and increased the scalability of wind energy projects, allowing more MW of generation to be produced from fewer turbines. We expect cost reductions and efficiency improvements to continue to be achieved as new technological improvements become available. We believe that the continued improvements we expect to see in wind technologies will contribute to further growth in wind energy.

         Federal and state governmental incentives.    Increasing concerns about global warming, environmental degradation, rising fuel prices and the dependence of the U.S. on foreign energy sources have resulted in bipartisan support for governmental policies and regulations at the federal and state level designed to promote the development and adoption of wind energy and other renewable energy sources. In the U.S., these policies include, among others: (i) PTCs, which are federal income tax credits related to the quantity of renewable energy produced and sold during a taxable year, (ii) state adopted RPS programs and associated RECs and (iii) accelerated depreciation of renewable energy assets as calculated under MACRS. Expansion of existing legislation and new legislative measures, including greenhouse gas emissions legislation, are also being considered that would further support renewable energy initiatives.

  •
  PTCs.  The PTC incentive provides a $21 federal tax credit per MWh for a renewable energy facility in each of the first ten years of its operation and currently applies to facilities that are placed in service before the end of 2009. The $21 per MWh rate is adjusted annually for inflation. Such facilities will continue to benefit from the current PTC incentive until the end of the ten-year period from the date on which the wind turbines are placed in service. The original PTC was enacted in 1992 and applied to eligible facilities that were placed in service before 1999. Since 1992, the PTC has been extended and has been continuously available for wind energy projects except for 16 non-consecutive months, which were retroactively covered by subsequent legislation. Producers without sufficient taxable income to use the benefits of their PTCs may monetize their value by entering into tax equity financing arrangements with investors.

  •
  State RPS programs and associated RECs.  An RPS program is a state-sponsored program designed to increase the amount of renewable power produced by mandating that a certain minimum percentage of electricity sales or installed capacity come from renewable resources. These generation requirements typically phase in over a 10 to 20-year period. Currently, 32 states and the District of Columbia have adopted RPS programs, 27 of which, along with the District of Columbia, require renewable generation to supply a varying range of total power production, typically from 10% to 20%, escalating over time.

        The mandatory RPS programs in 21 of these states and the District of Columbia operate in tandem with a credit trading system in which generators buy and sell RECs for renewable power they generate in excess of state-mandated requirements or purchase RECs to cover any shortfall in their renewable power generation below state-mandated requirements. Generators typically receive one state qualified REC for each MWh of renewable energy produced and are free to sell their RECs in the open market. REC prices are driven by various market forces. Generally speaking, the higher or more stringent a state's RPS program, the more valuable the state's RECs. The number of states with RPS programs has doubled since 2004 according to the Lawrence Berkeley National Laboratory. In 2007 alone, four states adopted new RPS programs and 11 states expanded their existing RPS programs. The map below highlights the states that currently have RPS programs in effect or in which the adoption of RPS programs has been proposed and the target percentage of electricity to be produced by renewable sources including other renewable energy sources, such as solar, pursuant to each state's RPS program.

Renewable Portfolio Standards

Source: FERC, as of July 2008.

Note:    This map is intended to illustrate the basic proposed or enacted goals of each state's RPS program, which may be revised from time to time. It does not include important information regarding each state's RPS program, including relevant enforcement mechanisms and penalties, if any.

  •
  Accelerated depreciation.  The Tax Reform Act of 1986 established MACRS, which divides all assets into classes and assigns a mandated number of years over which the cost of assets in the class depreciates for tax purposes. Under MACRS, wind energy projects are currently provided a depreciation life of five years, which is substantially shorter than the 15 to 20-year depreciation lives of non-renewable facilities. Like PTCs, the accelerated depreciation available to wind energy projects may be sold to investors.

  •
  Proposed federal greenhouse gas emissions legislation.  The U.S. Congress is currently considering several bipartisan-sponsored legislative proposals that would establish new mandatory regulatory requirements and reduction targets for greenhouse gases, including greenhouse gas emission "cap-and-trade" bills. Cap-and-trade legislation would set caps on the emissions of greenhouse-gas-emitting entities and allow trading in emissions allowances, with the aim of meeting specific targets of emissions reduction in the future. One bill, known as the Lieberman-

    Warner Climate Security Act, would require a 71% reduction from 2005 levels in emissions of greenhouse gases from sources within the United States by 2050. The Lieberman-Warner bill proposes a cap-and-trade scheme of regulation of greenhouse gas emissions that bans emissions above a defined reducing annual cap. Covered parties would be authorized to emit greenhouse emissions through the acquisition and subsequent surrender of emission allowances that may be traded or acquired on the open market. Because wind energy producers do not emit greenhouse gases, any greenhouse gas emissions legislation that is enacted may give wind energy producers a competitive advantage against traditional fossil fuel energy producers, which would be subject to the compliance costs of a cap-and-trade scheme.

         Advantages of wind energy industry over other energy sources.    The environmental challenges facing traditional fossil fuel and nuclear energy projects, rising energy prices, increasing capital costs and the dependence of the U.S. on foreign energy sources have led to increased demand for renewable energy solutions. According to EIA, wind energy is one of the fastest growing renewable energy sources in the U.S. We believe wind energy's growth is attributable to its cost efficiency (as illustrated below), scalability, resource availability and proven technology. In addition, wind energy projects do not have any meaningful fuel costs compared with most other methods of energy production, and are therefore not subject to the logistical challenges of procuring fuel and raw materials and the raw material cost volatility associated with such other methods of energy production.

Average Generation Cost by Fuel Type
($/MWh)

Source:    International Energy Agency, Contribution of Renewables to Energy Security, April 2005. The average generation cost by fuel type represents the midpoint of the range of generation for each fuel by type for 2005.

Our Regions

        Power and REC prices vary across regions and states. The price of electricity varies based on supply and demand dynamics, generation technology mix, costs of commodities and other inputs required to produce electricity and relevant environmental laws and regulations. REC prices vary based on the relative strength of adopted RPS programs and supply and demand dynamics.

        As illustrated below, we are actively developing wind energy projects to sell electricity in seven of the ten states with the highest electricity prices.

State Power Prices
($/MWh)

Source: EIA, 2007 average retail power prices by state.

        We believe that wind energy projects provide a wide range of potential investment returns. Since inception, we have strategically focused on developing a diversified portfolio of wind energy projects that we believe will generate investment returns at the higher end of this range. We seek to achieve these returns by targeting regions with high electricity prices, state-sponsored RPS programs that mandate demand for renewable generation, favorable REC prices and desirable wind characteristics. Currently, we develop, own and operate wind energy projects in the northeastern and western regions of the continental U.S. and in Hawaii. We do not focus our efforts in areas that have comparatively low electricity prices or have comparatively low support for renewable energy generation, even if these areas have comparatively favorable wind characteristics. For example, there are some states in the Midwest with robust wind resources but relatively low power prices, limited loads and limited RPS requirements. We have no current intention to pursue opportunities in these markets. As illustrated below, the retail electricity prices in the states in which we focus are significantly higher, and the reserve margins in these states are significantly lower, than the national averages. A summary of the markets in which we operate is set forth below.

Characteristics of Our Energy Markets

State	2007 Average Retail Electricity Price ($/MWh)	RPS Energy Target	Recent REC Price		Separate Capacity Market	Actual 2006 Reserve Margin
California	$127.65	20% by 2010; 33% by 2020	—		No	10.0	%(3)
Hawaii	$212.94	8% by 2005; 10% by 2010; 15% by 2015; 20% by 2020	—		No	—
Maine	$132.61	30% by 2000 (10% by 2017 for new renewable energy sources)	$0.15	(1)	Yes	10.9	%(3)
Massachusetts	$152.30	4% by 2009; +1% annual increase	$45.50	(2)	Yes	10.9	%(3)
New York	$153.51	24% by 2013	—		Yes	19.3	%(3)
National Average	$91.40

Source:    Average Retail Electricity Prices from EIA; RPS Energy targets from FERC; REC prices from Evolution Markets Inc, July 2008; 2006 reserve margins from NERC.

(1)
ME REC price as reported by Evolution Markets Inc. for July 2008.
(2)
MA REC price as reported by Evolution Markets Inc. for July 2008.
(3)
NERC, 2007 Long-Term Reliability Assessment, supplemental data provided by NERC.

Northeast

        The Northeast is one of the most attractive wind energy markets in the continental U.S. due to the region's high electricity prices and decreasing energy reserve margins, as well as, according to NERC, the region's limited utility-scale development opportunities and transmission limitations that constrain future increases of capacity in the region, each according to NERC. In this region, FERC has approved ISOs in New York ("NYISO") and New England ("ISO-NE") to administer wholesale electric energy markets in their respective regions. The ISOs also control access to and the operation of the transmission grid used for wholesale power sales within their respective regions. In addition, capacity markets have developed in the region to promote the development and continued operation of capacity sufficient to meet regional load and reserve requirements. These markets have been established to ensure that generators receive capacity payments based on their availability to generate electricity.

         Pricing characteristics.    According to ISO-NE and NYISO, in the Northeast, natural gas and duel fuel oil/gas generation provide approximately 41% and 54% of each system operator's respective generation capacity. Natural gas prices in the U.S. have increased from $4.789/MMBtu to $7.483/MMBtu over the five-year period ended December 31, 2007, representing a CAGR of 25%, based on data from Bloomberg. Prices have increased significantly since December 31, 2007 and, as of June 30, 2008, natural gas prices in the U.S. were $13.35/MMBtu, based on data from Bloomberg. In addition, given the density of the population in the Northeast, it is difficult to locate utility-scale development opportunities in the region. Reserve margins have declined in the markets served by ISO-NE in recent years, and the NERC projects that reserve margins will continue to decline in these markets as peak demand grows at an expected annual rate of 1.9% through 2013. Reserve margins have similarly declined in the markets served by NYISO, and the NERC projects that reserve margins will continue to decline in these markets as peak demand grows at an expected annual rate of 1.2% through 2013. Decreasing reserve margins may lead to higher prices and will require new capacity as there are minimal opportunities to import capacity into ISO-NE and NYISO markets due to transmission constraints.

        Set forth below are the average retail prices for electricity in the Northeast from 2002 through 2007 and the historical and expected reserve margins in New England and New York from 2002 through 2012.

Source:	Energy Information Administration, Annual Electric Power Industry Report.	Source: Note:	NERC, 2007 Long-Term Reliability Assessment. Demarcation represents boundary of actual and forecasted data.

         Regional renewable initiatives.    A number of states in the Northeast have adopted progressive renewable energy legislation and established RPS programs and associated RECs, which have increased growth opportunities and demand for wind development. For example, Massachusetts' RPS program mandates that renewable energy use must be increased at a rate of 0.5% per year, reaching 4% of total electrical generation within the state by 2009, subsequently increasing by 1% every year thereafter to 25% by 2030. The Massachusetts program establishes a series of alternative compliance payments that began at $50 per MWh in 2003 and are adjusted for inflation. New York's RPS program is intended to address increasing concerns about New York's dependence on fossil-fuel generation and its environmental impact. The policy calls for an increase in renewable energy used in the state from approximately 19% in 2004 to 25% by 2013. The latest EIA net generation records show that 2.8% and 19.4% of Massachusetts' and New York's energy production, respectively, is produced by renewable sources. Because renewable energy capacity is currently substantially short of the ultimate goals outlined in programs such as those of Massachusetts and New York, according to the Lawrence Berkeley National Laboratory, significant additional renewable energy capacity must be developed within the region, particularly in the New England states, to meet RPS program requirements.

         Regional cap-and-trade program.    According to the DOE, ten states in the Northeast and Mid-Atlantic have initiated the Regional Greenhouse Gas Initiative ("RGGI") to reduce greenhouse gas emissions from power plants in participating states. The participating states have agreed to implement a regional cap-and-trade program with a market-based emissions trading system. Under the proposed program, regional auctions will be held for carbon dioxide allowances that the participating states will offer for sale. The first auction is scheduled for September 25, 2008, with a second auction scheduled for December 17, 2008. The first two trades under RGGI have already taken place, and, estimated at $5 to $10 per ton, these trades signal the development of a market in the region.

         Wind energy projects.    As of August 31, 2008, we had 20 projects in the Northeast in various stages of development with aggregate prospective capacity of 1,225 MW. These projects are located in Maine, New York, Vermont and New Hampshire. For a summary description of our wind energy projects in the Northeast, please read "Business—Overview—Northeast."

West

        California currently faces constrained electricity supply, as generation capacity has not kept pace with rising demand due to difficulties in building new generation plants and restrictions on eligible generation technologies. This imbalance, together with one of the most progressive RPS programs in the nation, makes California an attractive end market for wind energy companies. Given the lack of currently available renewable energy sources delivering electricity into California, we believe there are significant near-term opportunities for well-positioned wind energy assets.

         Pricing characteristics.    New energy generation in California has not kept pace with demand, according to the California Energy Commission ("CEC"). Like the Northeast, California primarily relies on natural gas-fired generation plants, with natural gas supplying 41.5% of consumed power as of 2006, according to CEC. CEC reports almost 22% of the electricity used in the state is imported from sources in 11 western states, Canada and Mexico. The 2007 California Integrated Energy Policy report notes that, as the state's demand for electricity increases, Southern California in particular continues to be vulnerable to supply shortages.

        Set forth below are the average retail prices for electricity in California from 2002 through 2007 and the historical and expected reserve margins in California from 2002 through 2013.

Source:	Energy Information Administration, Annual Electric Power Industry Report.	Source: Note:	NERC, 2007 Long-Term Reliability Assessment. Demarcation represents boundary of actual and forecasted data.

         Regional renewable initiatives.    CEC reports California has led the nation in efforts to improve air quality and has developed an energy policy designed not only to ensure that energy supplies keep pace with growing demand but also to reduce its greenhouse gas emissions. California's RPS program currently requires 11% of retail utility power sales to be generated by renewable sources, a requirement which can be satisfied with power imported from other western states, including Utah, Wyoming, Nevada and Oregon. California's renewable generation requirement will increase to 20% by December 31, 2010 with a further proposed (but not yet enacted) increase to 33% by 2020. As of December 31, 2007, California's three primary utilities were all forecasted to fall short of their 2010 requirements for renewable generation and are now aggressively seeking opportunities to increase their access to renewable energy sources according to CEC. Penalties under California's RPS program for an RPS procurement deficit are $50/MWh, up to $25 million per year. The achievement of state greenhouse gas policy objectives will depend to a large degree on the interconnection and integration of renewable resources into the State's transmission grid.

        California's September 2006 Global Warming Solutions Act seeks to lower California's greenhouse gas emissions to 1990 levels by 2020, caps greenhouse gas emissions from major industries and imposes significant penalties for non-compliance. California also enacted a law in 2006 prohibiting utilities from making long-term commitments for electricity generated by plants that do not comply with the greenhouse gas emission performance standards established by the California Energy Commission. The law applies to out-of-state power purchases as well as in-state power purchases and is expected to have an impact on California's ability to purchase power from coal-fired power plants.

         Wind energy projects.    As of August 31, 2008, we had 14 projects in various stages of development in the western U.S., with aggregate prospective capacity of 3,958 MW. These projects are located in California, Utah, Washington, Oregon, New Mexico and Wyoming. For a summary description of our wind energy projects in the West, please read "Business—Overview—West."

Hawaii

        Hawaii has the highest electricity prices in the U.S. according to EIA. This is due to its geographic isolation and lack of indigenous fossil fuel natural resources. Hawaii generates 78% of its electricity from oil, which must be imported into the state and whose price per barrel surpassed $145 in July 2008. Hawaii has excellent wind resources and Hawaii's environmental and other governmental agencies are focused on capitalizing on these resources in an environmentally responsible manner for the state's economic benefit and to lessen dependence on imported oil. The Hawaii electricity industry is regulated by the state's public utilities commission ("PUC"), and has two primary utilities, Hawaiian Electric Company ("HECO"), and Kauai Island Utility Cooperative ("KIUC").

         Pricing characteristics.    Hawaii depends on imported fossil fuels to meet electricity demand. According to EIA, Hawaii receives approximately 78% of its power from fuel oil generation and 13% of its power from coal, with the balance provided by several renewable sources, including hydroelectricity, geothermal, landfill gas, wind, solar and other biomass. Because oil is the predominant source for electricity in Hawaii, oil prices are the primary determinant of electricity prices. Hawaii imposes an oil import tax, which is among the highest in the U.S., and the cost of oil in Hawaii is further compounded by the costs of transporting oil to and between its islands. The volatility and escalation of global oil prices directly correlate to volatile and increasing electricity prices in Hawaii.

        Set forth below are the average retail prices for electricity in Hawaii from 2002 through 2007 and the historical average crude oil prices from 2002 to June 2008.

Source:	EIA, Annual Electric Power Industry Report.	Source:	Bloomberg.

         Regional renewable initiatives.    In 2004, the Hawaii legislature amended its RPS program to require electric utilities to procure 8% of electricity sales from renewable sources by the end of 2005, 10% by the end of 2010, 15% by the end of 2015 and 20% by the end of 2020. In addition, although no legislation has been proposed or adopted, the Governor of Hawaii announced, in January 2008, plans to achieve 70% of electricity sales from renewable sources by 2030. In addition, the Hawaii legislature mandated that Hawaii's greenhouse gas emissions must be reduced to 1990 levels by 2020. At the beginning of 2008, the state launched the Hawaii Clean Energy Initiative, which has as a stated goal the transformation of Hawaii's sources of energy from primarily fossil fuels to a mix of renewable energy. The Hawaii Clean Energy Initiative is based on a memorandum of understanding between the state government and the U.S. Department of Energy and establishes Hawaii as a testing ground for various renewable sources, including solar, geothermal and wind.

         Wind energy projects.    As of August 31, 2008, we had five projects in various stages of development in Hawaii, with aggregate prospective capacity of 381 MW. These projects are located in Maui, Oahu and Molokai. For a summary description of our wind energy projects in Hawaii, please read "Business—Overview—Hawaii."

BUSINESS

Overview

        We are an independent North American wind energy company focused exclusively on the development, ownership and operation of wind energy projects. As of August 31, 2008, our portfolio of wind energy projects included approximately 5,564 MW of operating and prospective capacity, of which 92 MW were operating and 182 MW were under construction. We expect to start construction on a 203 MW project in 2008 and, as a result, to be simultaneously constructing three wind energy projects, representing 385 MW of capacity. Our goal is to have approximately 1,100 MW of operating capacity by the end of 2010 and we target the construction and commissioning of approximately 400 MW annually thereafter to achieve approximately 2,300 MW of operating capacity by the end of 2013. We have entered into purchase contracts for turbines with an aggregate generating capacity in excess of 1,300 MW, which are scheduled to be delivered or commissioned between 2008 and 2013. We expect this supply will be sufficient to meet all of our anticipated turbine needs in 2008 and 2009 and approximately 80% of our anticipated turbine needs in 2010. Our ability to complete the projects in our development pipeline and achieve our targeted capacity is subject to a number of risks and uncertainties as described in the "Risk Factors" section of this prospectus.

        We believe that wind energy projects provide a wide range of potential investment returns. We have strategically focused on developing a diversified portfolio of wind energy projects that we believe will generate investment returns at the higher end of this range. We seek to achieve these returns by targeting regions with high electricity prices, state-sponsored RPS programs that mandate demand for renewable generation, favorable REC prices and desirable wind characteristics. Currently, we focus on developing wind energy projects in the northeastern and western regions of the continental U.S. and in Hawaii.

        Our strategy since inception in 2002 has been to build a company with the ability to develop, own and operate a portfolio of wind energy projects in favorable markets. Our team of more than 140 employees has broad experience in wind project development, transmission line development, meteorology, engineering, permitting, construction, finance, law, asset management, maintenance and operations. We have established land control, stakeholder relationships, meteorological programs, community initiatives and developed transmission solutions in the markets in which we focus and expect to continue to do so in the future. We believe these efforts have provided and will continue to provide us with a competitive advantage.

        We continue to engage in "prospecting" activities, which involve a broad, high-level review of potential sites that may be suitable for wind energy development. Our prospecting activities include a desktop and in-field analysis of site viability for wind energy projects and completion of a high-level, or fatal flaw, analysis designed to identify issues that could result in a wind energy project's failure to satisfy our investment objectives. We have built our existing pipeline through these prospecting activities and will continue to do so in the future with projects that we believe meet our investment return standards. We classify our projects into the following four categories based on their stage of development: operating/under-construction, advanced, intermediate and early. We have defined these categories to enhance the visibility of our annual production capacity and for internal planning purposes, including projecting our future needs for turbines and personnel. For information regarding the characteristics of projects included in each of these categories, see "Business—How We Classify Our Projects." A summary of our projects, as of August 31, 2008, is set forth below:

	Northeast		West		Hawaii
								Total Anticipated Capacity(1) (MW)
Stage of Development	Number of Projects	Capacity(1) (MW)	Number of Projects	Capacity(1) (MW)	Number of Projects	Capacity(1) (MW)	Total Number of Projects
Operating/Under-construction(2)	4	244	—	—	1	30	5	274
Advanced(3)	7	287	2	403	1	30	10	720
Intermediate	4	217	3	425	1	21	8	663
Early	5	477	9	3,130	2	300	16	3,907

Total	20	1,225	14	3,958	5	381	39	5,564

(1)
Our ability to complete our projects and achieve anticipated capacities and anticipated dates of commercial operations is subject to a number of risks and uncertainties as described in the "Risk Factors" section of this prospectus.
(2)
62 MW currently operating in the Northeast and 30 MW currently operating in Hawaii.
(3)
We expect a 203 MW advanced project in the West to be in construction by the end of 2008.

        Based on our current portfolio of projects, representing 5,564 MW of operating and prospective capacity, the chart set forth below illustrates how we could achieve our targeted installed capacity for 2008 through 2013 using our current projects as they were categorized as of August 31, 2008.(1)

(1)
Our ability to complete our projects and achieve our target of constructing and commissioning approximately 400 MW of projects per year is subject to a number of risks and uncertainties as described in the "Risk Factors" section of this prospectus.

        We operate primarily in the following regions of the U.S., which have characteristics that we believe are conducive to generating high investment returns.

         Northeast.    We believe the Northeast is one of the most attractive wind energy markets in the continental U.S. due to the region's high electricity prices and decreasing electricity reserve margins, as well as the region's limited utility-scale development opportunities and transmission limitations that constrain future increases of capacity in the region. A number of states in the region have adopted progressive renewable energy legislation and established RPS programs and associated RECs, which have increased growth opportunities and demand for wind development. Ten states in the Northeast and Mid-Atlantic have initiated the RGGI to reduce greenhouse gas emissions from power plants in participating states. In addition, geographic concentration of liquid ISO markets in the Northeast make it possible for many projects within the region to deliver power into, and qualify RECs in, a number of different markets within the region. For more detailed information regarding the Northeast market, see "Industry—Our Regions—Northeast." In the Northeast, we have focused on developing wind energy projects in locations that provide optimal production and siting characteristics while securing transmission access to markets with high electricity and REC prices. We have completed the largest utility-scale wind energy project in New England (our 42 MW Mars Hill project) and constructed a wind energy project on a brownfield site in New York (our 20 MW Steel Winds I project). We have two projects under construction and have developed a substantial pipeline of projects in the region over the last six years. As of August 31, 2008, we had 20 projects in various stages of development in the Northeast with aggregate operating and prospective capacity of 1,225 MW.

Stage of Development	Location	Number of Projects(1)	Capacity(1) (MW)	Anticipated Date of Commercial Operations(1)
Operating/Under-construction(2)	New York, Maine	4	244	2007 - 2008
Advanced	Canada, Maine, Vermont, New York	7	287	2009 - 2010
Intermediate	Canada, New York	4	217	2010 - 2012	+
Early	New York, Maine, Vermont, Canada	5	477	2011 - 2012	+

	Total:	20	1,225

(1)
Our ability to complete our projects and achieve anticipated capacities and anticipated dates of commercial operations is subject to a number of risks and uncertainties as described in the "Risk Factors" section of this prospectus.
(2)
62 MW currently operating.

         West.    California currently faces constrained electricity supply as generation capacity has not kept pace with rising demand due to difficulties in building new generation plants and restrictions on eligible generation technologies. This imbalance, together with one of the most progressive RPS programs in the nation, makes California an attractive end market for wind energy companies. Given the difficulty in building new renewable energy projects within California in recent years, we believe there are significant near-term opportunities for well-positioned wind energy assets to be located outside California. Like the Northeast, California relies significantly on gas-fired generation plants. For more detailed information regarding the West, see "Industry—Our Regions—West." To capitalize on opportunities presented in the West, we entered into a long-term PPA with SCPPA, to supply power to the cities of Los Angeles, Burbank and Pasadena from a 203 MW wind energy project that we are developing and on which we expect to begin construction this year in Utah (our 203 MW Milford I project), and we are in the process of securing adjacent land and are developing infrastructure facilities for an additional 800 MW of prospective capacity deliverable into southern California and other markets. In addition to California, other western states have either adopted or are considering RPS programs and associated RECs. As of August 31, 2008, we had 14 projects in various stages of development in the West with aggregate prospective capacity of 3,958 MW.

Stage of Development	Location	Number of Projects(1)	Capacity(1) (MW)	Anticipated Dates of Commercial Operations(1)
Operating/Under-construction	—	—	—	—
Advanced	Utah	2	403	2009 - 2010
Intermediate	Utah, Washington	3	425	2011 - 2012	+
Early	Oregon, California, New Mexico, Wyoming, Utah	9	3,130	2011 - 2015	+

	Total:	14	3,958

(1)
Our ability to complete our projects and achieve anticipated capacities and anticipated dates of commercial operations is subject to a number of risks and uncertainties as described in the "Risk Factors" section of this prospectus.

         Hawaii.    Hawaii has the highest electricity prices in the U.S. due to its geographic isolation and lack of indigenous fossil fuel resources. Hawaii generates 78% of its electricity from oil, which must be imported to the state. In addition to high electricity prices, Hawaii has excellent wind resources, and Hawaii's environmental and other government agencies are focused on capitalizing on these wind resources in an environmentally responsible manner for the state's economic benefit. Hawaii also has a robust RPS program that generates demand for additional wind and other renewable energy capacity. For more detailed information regarding the Hawaii market, see "Industry—Our Regions—Hawaii." We have successfully completed the development of the largest utility-scale wind energy project in Hawaii (our 30 MW Kaheawa Wind Power I project). As of August 31, 2008, we had five projects in various stages of development in Hawaii with aggregate operating and prospective capacity of 381 MW.

Stage of Development	Location	Number of Projects(1)	Capacity(1) (MW)	Anticipated Date of Commercial Operation(1)
Operating/Under-construction	Maui	1	30	2006
Advanced	Oahu	1	30	2009
Intermediate	Maui	1	21	2010+
Early	Molokai	2	300	2011 - 2014+

	Total:	5	381

(1)
Our ability to complete our projects and achieve anticipated capacities and anticipated dates of commercial operations is subject to a number of risks and uncertainties as described in the "Risk Factors" section of this prospectus.

Competitive strengths

        We believe the following strengths will enable us to capitalize on what we believe to be significant opportunities for growth:

         Significant portfolio of wind energy projects in North America.    As of August 31, 2008, our portfolio of wind energy projects included approximately 5,564 MW of operating and prospective capacity, of which 92 MW were operating and 182 MW were under construction. We expect to start construction on a 203 MW project in 2008 and, as a result, to be simultaneously constructing three wind energy projects, representing 385 MW of capacity. We categorize our projects into the following four categories: operating/under-construction (274 MW), advanced (720 MW), intermediate (663 MW) and early (3,907 MW).

         Proven record in developing complex wind energy projects.    Our disciplined regional focus has led us to parts of the country with few to no existing wind energy projects. As such, there is relatively little precedent in some of the regions in which we are developing projects and our projects are typically more challenging to complete. However, we have gained the regional expertise to develop wind energy projects in locations with complex environmental permitting processes and regulatory regimes and we have developed our own transmission lines in locations where there was no existing direct access to transmission capacity. We have established relationships with suppliers, contractors, customers, financial markets and communities, all of which we believe will facilitate our ability to complete our pipeline and grow our business. Since 2002, among other things, we have accomplished the following:

  •
  developed, constructed and are operating the largest utility-scale wind energy project in Hawaii, which we believe has the first habitat conservation plan for a wind energy project and has a portion of its revenues stabilized by an oil swap (Kaheawa Wind Power I);

  •
  developed, constructed and are operating the largest utility-scale wind energy project in New England (Mars Hill);

  •
  constructed and are operating a wind energy project on a brownfield site (Steel Winds I);

  •
  obtained the first utility-scale wind energy project permit in Vermont since 1996 (Sheffield);

  •
  entered into what we believe is the first tax equity financing of a wind energy project using Clipper Windpower turbines (several New York projects); and

  •
  entered into what we believe is the first third-party pre-paid PPA with a public utility (SCPPA) for a wind energy project (Milford I).

         Established in favorable markets.    We seek to generate high investment returns on invested capital by developing, owning and operating wind energy projects in areas with desirable wind characteristics that have access to markets characterized by high electricity prices; state-sponsored RPS programs that mandate demand for renewable generation and favorable REC prices. Currently, we focus on the favorable markets of the northeastern and western regions of the continental U.S. and in Hawaii, where we have developed a significant portfolio of wind energy projects and formed strong relationships with suppliers, contractors, customers and communities. We believe that our understanding of the permitting process, our relationships with local regulators, community leaders and other stakeholders and our ability to develop transmission solutions adapted to the unique characteristics of each project facilitate our success in these favorable markets. Having been active in the North American market since 2002, we believe we are well-positioned to take advantage of the expected growth in demand for wind energy generation in these markets.

         Positioned to capitalize on significant growth in the U.S. wind energy industry.    Wind energy generation capacity grew at a CAGR of 29.1% from 2002 through 2007, according to EIA, and EER forecasts that U.S. installed wind capacity in the U.S. will grow at a CAGR of 26.6% from 2007 through 2013. High electricity prices, environmental concerns and legislation promoting renewable energy, such as PTCs and state-sponsored RPS programs and associated RECs, have created a favorable environment for renewable energy in the U.S. At the state level, 32 states and the District of Columbia have implemented RPS programs, 27 of which mandate the use of renewable energy and 21 of which have associated RECs. In addition, the U.S. Congress is considering several bipartisan-sponsored legislative proposals that would establish new mandatory regulatory requirements and reduction targets for greenhouse gases, including several greenhouse gas emissions "cap-and-trade" bills, which we believe, if adopted, would be beneficial to the wind energy industry. We believe we are positioned to take advantage of the expected growth in U.S. wind energy generation.

         Secured turbines with generating capacity in excess of 1,300 MW.    Turbine procurement is critical to the successful execution of our business strategy. Turbines represent the majority of project costs and the current supply of turbines is constrained. We have well-established relationships with two major turbine suppliers: GE Energy and Clipper Windpower. We have entered into purchase contracts for turbines with an aggregate generating capacity in excess of 1,300 MW, which are scheduled to be delivered or commissioned between 2008 and 2013. We expect this supply will be sufficient to meet all of our turbine needs in 2008 and 2009 and approximately 80% of our anticipated turbine needs in 2010.

         Experienced management team with significant ownership.    The members of our senior management team have significant expertise across a diverse skill set in areas that are important to our business, including: wind project development, transmission line development, meteorology, engineering, permitting, construction, finance, law, asset management, maintenance and operations. In addition, members of our senior management team have a meaningful equity stake in our company, aligning their interests with our goal of growing the value of our business. Upon completion of this offering, our senior management team will collectively own equity interests representing approximately        % of our common stock on a fully diluted basis.

Strategy

        Our strategy is to capitalize on the anticipated growth of wind energy in the U.S. by developing, owning and operating a portfolio of wind energy projects in select U.S. markets where we believe we will be able to achieve investment returns at the high end of the range of possible returns. The following are key elements of our strategy:

         Successfully execute and capitalize on our pipeline of existing development projects.    We have identified and are developing a geographically diverse set of wind energy projects in markets that we believe meet our investment return requirements. We expect to start construction on a 203 MW project in 2008 and, as a result, to be simultaneously constructing three wind energy projects, representing 385 MW of capacity. Our goal is to have approximately 1,100 MW of operating capacity by the end of 2010 and we target the construction and commissioning of approximately 400 MW annually thereafter to achieve approximately 2,300 MW of operating capacity by the end of 2013. Our current pipeline of 5,290 MW of advanced, intermediate and early capacity is 13 times our 400 MW annual development goal.

        Expansions of current operating/under-construction or advanced projects account for 1,063 MW, or 19%, of our total portfolio of wind energy projects. We believe these projects have lower execution risks and offer higher returns than other projects because of established relationships with utilities and communities; and infrastructure, permitting, transmission and/or operating synergies. For example, in Maine we are pursuing a regional expansion strategy focused around our Stetson I project currently under construction, which includes two other projects (Stetson II and Rollins) totaling approximately 85 MW of capacity. We are also planning four expansions of our Milford I project in Utah that would allow us to supply electricity to southern California and to other markets in the West, including locally in Utah, from a facility with an aggregate capacity of 1,000 MW.

         Expand our pipeline of development projects.    We have assembled a team of employees located in our existing markets who actively search for additional opportunities for wind development, including expansions of existing projects and selective acquisitions. Our team will continue to devote substantial resources to prospecting activities and continue to expand our pipeline with additional projects that we believe meet our investment return standards. As part of our development process, we meet on a periodic basis to assess each of our projects to determine its suitability for future development and additional commitment of resources. Our current portfolio of 5,564 MW of operating and prospective capacity does not include potential wind energy sites identified through our prospecting activities or projects representing more than 1,700 MW of prospective capacity that we have, since 2004, actively considered and elected not to pursue.

         Continue to exploit development opportunities through creative transmission solutions.    We have assembled the core internal expertise necessary to develop, build and own significant transmission assets in order to access and develop wind energy projects in markets that we would otherwise be unable to pursue. For example, we have developed and have commenced construction of a 200 MW-rated 38-mile 115 kV line in Washington and Penobscot Counties, Maine as part of our 57 MW Stetson I project, establishing sufficient excess capacity to accommodate future projects in the area. In Milford, Utah, we expect to build an approximately 90-mile 1,000 MW-rated 345 kV line, which will have sufficient excess capacity for our current and future expansion projects in Milford. We are pursuing similar strategies in each of our target markets and expanding our internal resources accordingly.

         Actively manage commodity price exposure and continue to optimize the financing of our projects.    We have implemented and expect to continue to enter into fixed price PPAs and/or financial hedges with respect to a significant portion of the electricity we produce in an effort to manage electricity price variability and to stabilize project returns. We seek to maximize the value of the RECs we generate by selling our electricity into favorable markets. To the extent we believe returns are attractive, we selectively sell forward our RECs. We believe we are well-positioned to capitalize on evolving capacity markets as well as the benefits associated with potential carbon legislation. As a result, we have developed a portfolio in which we have hedged a significant portion of our current revenue stream while preserving our ability to capture the benefits of potential developments in REC, capacity and carbon markets.

        We believe that stabilizing our revenues benefits us, our lenders and tax equity investors and enhances our ability to obtain financing on attractive terms. We use debt and tax equity financing strategically in an effort to reduce our equity capital needs and maximize our investment returns. For example, we monetize the PTCs and accelerated tax depreciation benefits generated by operating projects by entering into tax equity financing agreements. See "Management's Discussion and Analysis of Financial Condition and Results of Operations—Factors Affecting Our Results of Operations—Financing upon commencement of commercial operations—Tax equity financing."

         Maintain full development and operational control.    We control the development, construction and operation of all of our wind energy projects, and we expect to continue to do so in the future. We believe retaining control over the projects we develop enhances our credibility, allows us to make rapid decisions and strengthens our relationships with landowners, local communities and regulators, independent system operators, utilities and other power and REC buyers, as well as with our contractors and turbine suppliers.

         Substantial local presence and community stakeholder involvement in the markets in which we are active.    We open local offices to work cooperatively with the communities in which our wind energy projects are located in order to better understand their unique issues and concerns. We believe that having local offices and coordinating with our communities allows us to better assess our projects' feasibility and economic viability than developing our projects remotely. These offices also enable us to become long-term partners with these communities.

Company History

        We began developing wind energy projects in North America in 2002, initially focusing in the Northeast U.S. and subsequently expanding into the West and Hawaii. We were founded by individuals who had successfully developed and operated more than 600 MW of wind energy projects in Italy and sought to apply their skills and experience in the rapidly growing markets of North America. We have always focused on market fundamentals to set our strategy and business plan. We believe we have a significant competitive advantage because we have been active in our markets for many years. Our headquarters are located in Newton, Massachusetts and as of August 31, 2008 we also had corporate offices located in San Diego, California; San Francisco, California; Murrieta, California; Maui, Hawaii and Portland, Maine.

Our Development Process

        Our development process and activities generally proceed as illustrated below:

Some of these tasks are pursued concurrently and as progress is made towards completion, the project advances through our project classification system as described in "—How We Classify Our Projects."

        In addition, we must secure financing or self-fund our turbine purchases and construction costs. We also enter into tax equity financing transactions to monetize our PTCs and accelerated tax depreciation benefits and to refinance any outstanding project financings. We carefully review and monitor investment returns during all phases of the development process to ensure that our projects continue to meet our investment return standards. This allows us to allocate capital among projects in an efficient manner to optimize our overall investment returns. For additional information regarding our financing activities, see "Management's Discussion and Analysis of Financial Condition and Results of Operation—Factors Affecting Our Results of Operations—Overview of Financings."

Prospecting and site selection

        "Prospecting" is a comprehensive, high-level review in which we complete initial assessments of potential sites to locate new project opportunities. Prospecting represents our earliest stage of project development and addresses our core objectives: identification of sites that we believe may be suitable for development, and rudimentary analysis of site viability for wind energy projects and completion of a fatal flaw analysis. Our in-house meteorology, real estate and transmission teams conduct initial "desktop" or computer-based reviews of public information, including public wind reports, land records and power transmission maps and our proprietary data, to identify significant impediments that could result in a project's failure to satisfy our investment objectives. We also make initial assessments of potential sites based on a number of criteria, including topography; wind resource suitability; constructability; access to transmission networks; site size; land ownership; and environmental, zoning and other local and state laws and regulations, including state-sponsored RPS programs. We make these assessments taking into account our business strategy, commercial standards and targeted returns. We also consider the capital cost, size and expansion opportunities of the proposed site and our view of the relevant electricity and REC markets.

        An important part of the prospecting process is an initial environmental screening or environmental "fatal flaw" analysis, usually conducted on the basis of publicly available information and sometimes supplemented with a site visit by a qualified professional, to identify already documented or readily apparent environmentally sensitive areas, including unique wildlife habitats, wetlands, culturally significant resources and proximity to wildlife reserves, national parks and scenic areas that are generally not suitable for commercial development. This may also include a preliminary assessment of a project's potential to pose a hazard to aviation safety. Once a site passes this initial review, we begin more detailed site-specific environmental assessments in connection with our permitting efforts, and establish constraints for turbine siting and civil and site engineering. These typically include detailed mapping of wetlands and cultural resources, studies to determine use of the site by migratory or sensitive wildlife and mapping of adjacent residential and other development, all aimed at ensuring that we may safely operate a potential project without detrimental impact on the local environment.

        Our prospecting effort is regionally focused and is characterized by close working relationships with local permitting authorities, communities and other significant stakeholders. We believe that by entering into dialogue with these groups early, we are better able to incorporate local concerns into our site assessment, leading to effective permit applications and expedited completion of our projects. Prospecting is managed by a regional development manager, who leads a team of specialized employees focused on our project efforts. As an early entrant in the northeast U.S. and Hawaii, we believe our experience and pre-existing knowledge improves our prospecting ability in these markets. We believe our ability to understand and interpret site-specific prospecting information has been and will continue to be a key factor in our success in identifying desirable project sites.

Land procurement

        Land procurement begins as part of the prospecting and site selection process in which we use publicly available data or prior experience to determine if there are any known impediments to securing the land. From there, we conduct initial meetings with local landowners, government officials, community representatives and residents to gauge community support. If these meetings are favorable, we generally negotiate and enter into market-based land leases with landowners to secure rights to erect meteorological towers and build on the site. These contracts generally have an initial term of 20 to 30 years with an option to extend for an additional 20-year period. These contracts generally require minimum annual lease payments and additional payments based upon a percentage of gross revenues, as defined in the contracts. In some instances, we enter into easements with landowners to obtain access to the project site and/or to obtain rights to construct, operate and maintain collection systems and transmission lines on third-party property pursuant to which we generally make a one-time payment to the landowner for such rights. Land procurement may involve negotiations with single or multiple landowners. The final step in this process is to obtain insurable title to the land in order to secure our construction financing.

Wind resource assessment

        Because an adequate wind resource is a prerequisite for developing an attractive wind energy project, a wind resource assessment begins at the earliest stage of the development process. Our initial assessment of the available wind resource, developed during our prospecting activities, is based on a "desktop" review of publicly available wind maps that we augment, where available, with our own proprietary data. If the results of this assessment are positive, we install meteorological towers to obtain site specific wind data and wind resource estimates. Our in-house meteorological team also prepares computer models to predict wind levels in support of our meteorological activity. We have our own regional meteorological tower field teams that install, maintain and decommission our meteorological towers.

Commodity sales and management

        To ensure that a project meets our investment return objectives and to protect against electricity price volatility, we carefully review our electricity sale options for each of our development projects. As part of this review, we assess the appropriateness of entering into a fixed-price PPA and/or a financial hedge tied to electricity prices to secure project returns and stabilize project revenue streams. For example, in Hawaii we entered into a long-term PPA with MECO that included a hybrid electricity pricing structure that was part fixed and part market-based. We then entered into an oil swap to hedge against volatility in the price of oil and to stabilize the revenues from this variable component. In California, we entered into what we believe to be the first third-party pre-paid PPA with a public utility for a wind energy project, which allowed us to secure our revenue stream and fund construction of the project. The power sale process begins with our identifying potential counterparties, marketing and bidding and, finally, negotiating and executing the PPAs. When we can sell our electricity in liquid power markets we analyze hedging opportunities available to us later in the development process. For example, we have entered into ten-year power swap agreements in connection with the Cohocton I, Prattsburgh I and Stetson I projects.

Turbine procurement and allocation

        Because turbine demand has exceeded overall market supply in recent years, we secure our supply of turbines well in advance of construction by pre-ordering turbines to match a planned level of construction across our portfolio. We have well-established relationships with our primary turbine suppliers, GE Energy and Clipper Windpower. We also maintain ongoing dialogue with other suppliers. In addition to our 92 MW of turbines in operation, we have entered into purchase contracts for turbines with an aggregate generating capacity in excess of 1,300 MW, which are scheduled to be delivered or commissioned between 2008 and 2013. We expect this supply to be sufficient to meet all of our anticipated turbine needs in 2008 and 2009 and approximately 80% of our anticipated needs in 2010.

(MW)	2006	2007	2008	2009	2010	2011	2012	2013	Total
Allocation of Secured GE Energy Turbines	30	42	57	216	55				400
Allocation of Secured Clipper Windpower Turbines		20	125	215	272	100	125	150	1,007

Allocation of Total MW of Secured Turbines	30	62	182	431	327	100	125	150	1,407
Targeted Installations	30	62	182	431	400	400	400	400
% Secured	100%	100%	100%	100%	82%	25%	31%	38%
Cumulative Turbines Secured			274	705	1,032	1,132	1,257	1,407

        We have secured turbine commitments from GE Energy through the end of 2009 and Clipper Windpower through 2013, and we are currently in advanced discussions with GE Energy and Clipper Windpower to secure our turbine needs for 2010 and part of 2011, and we intend to negotiate with GE Energy, Clipper Windpower and other turbine suppliers to secure our additional turbine needs. For more information regarding risks related to our turbine suppliers, see "Risk Factors—Risks Related to Our Business and the Wind Energy Industry."

        When we purchase our turbines, we also enter into warranty agreements with the manufacturer. Warranties give us certain protections against costs associated with turbine non-performance, typically for two to five years from the earlier of the date the turbines are commissioned and the date the turbines are delivered. These warranties typically include a "power curve" warranty, which requires the manufacturer to pay liquidated damages if turbine output falls below a specified level at certain wind speeds and an "availability warranty," which ensures the reliability of the turbines for electrical production. We also typically receive a sound level warranty. All liquidated damages payable under these warranties are subject to an aggregate maximum cap. Finally, we receive a standard warranty with respect to the workmanship of the turbine equipment.

Transmission and interconnection

        The availability of transmission infrastructure is critical to a project's feasibility and is initially ascertained from public sources during our prospecting activities. If existing transmission infrastructure is available, we attempt to secure our access upon selecting a potential site for development by discussing availability with applicable utilities and filing an application with the appropriate ISO or local electric utility to interconnect with the network. If transmission infrastructure does not exist or is not available, we study the feasibility of developing and constructing our own transmission line. We have developed and will commence construction of a 200 MW rated 38-mile 115 kV line in Washington County, Maine as part of our 57 MW Stetson I project, establishing sufficient excess capacity to accommodate future projects in the area. Also, in Milford, Utah, we expect to build an approximately 90-mile 1,000 MW rated 345 kV line, which will have sufficient excess capacity for our current and future projects in Milford. We are pursuing similar strategies in the other parts of the West and Hawaii.

Permitting

        Once we have selected a site, we begin the approval and permitting process with relevant local, state and federal government agencies. This process includes identifying required permits; holding preliminary informational meetings with agencies and stakeholder groups; determining the necessary studies to complete permit applications and conducting such studies; preparing environmental permitting and disclosure reports; holding public hearings; responding to information requests and seeking project approval. Preliminary and pre-final design engineering of the wind energy projects is also completed during this phase, often in an iterative fashion with environmental studies such that adverse impacts are avoided or minimized. Because the permitting process is costly and time consuming, we carefully review all aspects of the project, including our projected investment returns, before committing significant resources to these efforts. To date, we have received all material permits for all five of our operating/under-construction projects as well as one of our advanced projects.

         Local.    Permitting at the local level (i.e., the municipal or county level) often consists of obtaining a special use or conditional use permit under the provisions of the applicable land use ordinance or code. Obtaining a permit usually depends on the applicant's demonstrating that the project will conform to development standards specified under the ordinance to ensure that the project is compatible with existing land uses and protective of natural and human environments. We make a concerted effort to build trust with the community and may enlist local representatives to answer questions and address concerns. We also create project-specific websites to provide the community with readily accessible information.

         State.    We often encounter state level permitting requirements in addition to those imposed locally. These requirements may include comprehensive environmental reviews or may be limited to a specific regulatory program, or may involve both. State level comprehensive reviews typically take from 6 to 24 months from the date of filing to approval. Additional approvals may be required for specific aspects of the project, such as stream or wetland crossings, stormwater management and highway department authorizations for oversized loads and state road closings.

         Federal.    Projects may also trigger required approvals at the federal level. For example, Determinations of No Hazard to Air Navigation must be obtained from the Federal Aviation Administration based on an approved marking and lighting plan. A Clean Water Act Section 404 permit ("Section 404 Permit"), is required from the U.S. Army Corps of Engineers ("Army Corps") for the discharge of dredged or fill material to waters of the U.S., including certain wetlands and waterways (e.g., for access road crossings). Additionally, a permit under Section 10 of the Rivers and Harbors Act of 1899, ("Section 10 Permit"), is required from the Army Corps for the construction of any structure in any navigable water of the U.S. or that would affect the course, location, condition or capacity of any navigable water of the U.S. In certain cases it may be advisable to obtain a Section 10 incidental take permit from the U.S. Fish and Wildlife Service if there is a potential for risk to endangered or threatened species. A comprehensive environmental review may be triggered under the National Environmental Policy Act for projects that involve a federal action such as issuance of a federal permit, or granting of a lease for lands administered by the Bureau of Land Management.

        For additional information regarding required regulatory and environmental reviews, permits and laws, see "Business—Regulatory Matters" and "Business—Environmental Regulation" below.

Engineering procurement and construction oversight

        We actively manage the design and construction of our wind energy projects. Construction consists of turbine installations, substation construction, interconnection work, balance of plant construction and occasionally construction of long transmission line. We generally outsource turbine installation to our turbine suppliers and the remaining construction to outside contractors with whom we enter into contracts to provide all necessary management, supervision, labor, materials, tools, engineering, mobilization, testing and demobilization required to complete construction of the project. Under these contracts, the contractor prepares the site for construction with clearing and grading activities; places the turbine foundations; erects the turbines; installs step-up transformers at the base of each turbine; constructs overhead or underground cables that collect the energy produced at each turbine for delivery to the on-site substation; constructs the on-site substation, as applicable, or modifies an existing substation; builds roadways in and around the project and in some cases, constructs operating and maintenance buildings or, to the extent they are required, transmission or interconnection facilities. Construction of a typical site takes approximately 9-15 months, with adverse weather conditions causing the largest variation in estimated completion dates. We actively supervise and oversee all aspects of construction.

Commissioning, maintenance and operations

        Commissioning occurs immediately prior to the completion of a wind energy project. Commissioning involves testing of the turbine equipment's full integration and operability by the turbine supplier. Once commissioning is completed, the turbine supplier typically operates and maintains the turbine under a two to five-year operating agreement that runs concurrently with the related warranty agreement. Typically, the operating agreement provides for lower availability guarantees in the first several months of operation as any issues associated with the initial operation of newly-installed turbines are addressed. While the turbine manufacturer is on-site operating and maintaining the turbines, we oversee the operational control of the entire project, including the balance of plant. We seek to optimize the operating performance of the site by, among other things, working with the manufacturer to appropriately schedule maintenance activities. Following the expiration of the supplier operating agreements, we undertake the operation and maintenance of the turbines directly. As part of our preparation to take maintenance responsibilities and to consolidate operational and maintenance activities, we plan to construct a Northeast Regional Operations Center that will serve as a central facility for large-scale overhaul, maintenance and spare parts storage for all of our Northeast projects and as a central operations center where our projects can be remotely monitored and operated.

How We Classify Our Projects

        We classify our wind energy projects into the following four categories based on their stage of development:

  •
  operating/under-construction;

  •
  advanced;

  •
  intermediate; and

  •
  early.

We have established these categories to enhance the visibility of our annual production capacity and for internal planning purposes, including projecting our future needs for turbines, capital and personnel.

        We periodically meet to assess each of our projects to determine their suitability for development, electing to commit resources to those projects in which management has the highest level of confidence. As a result of these assessments, we may determine not to proceed with a project as a result of one or more factors, with such decisions primarily occurring at the early or intermediate stage. Our current portfolio of 5,564 MW of operating and prospective capacity does not include potential wind energy sites identified through our prospecting activities or projects representing more than 1,700 MW of prospective capacity that we have, since 2004, actively considered and elected not to pursue. The development and construction of wind energy projects involves numerous risks and uncertainties that may prevent projects in our current pipeline from reaching completion. See "Risk Factors—Risks Related to Our Business and the Wind Energy Industry."

Operating/Under-construction

        Projects included in this category are either operating or under construction. We currently have five operating/under-construction projects, representing 274 MW of capacity, of which 92 MW are operating and 182 MW are under construction.

Advanced projects

        Projects included in this category have finalized or are in the process of finalizing all key phases of development. We currently have ten advanced development projects, representing 720 MW of prospective capacity. We expect to start construction on a 203 MW project during 2008 and we expect the balance to start construction within 0-18 months. Designation of a project as advanced development reflects our high degree of confidence that such wind energy project will ultimately reach the operating phase. This high level of confidence is the result of the projects' reaching all, or substantially all, of the following milestones:

  •
  Land:  land for the project site has been secured or, if on federal or state land, applied for, and/or commercial terms for leases and easements have been agreed to and title commitments are being obtained;

  •
  Wind:  wind meteorological data have been collected and are subject to final stage analysis and a third-party confirmation is underway that is needed to secure construction financing or such data are subject to third-party confirmation;

  •
  Revenues:  PPAs have been executed or are in final negotiations or hedging positions are being evaluated where power is being sold into liquid ISO markets;

  •
  Turbines:  turbines have been ordered and scheduled for delivery in accordance with the project design and construction timeline;

  •
  Transmission:  final determinations are being made as to the capacity, facilities requirements, modifications to the transmission system, costs and amount of time required to interconnect the projects to the system, or transmission access and the interconnection process are underway;

  •
  Economics:  the cost of building the project has been confirmed or is highly reliable and a detailed economic analysis has been completed to confirm that the project meets targeted investment return requirements; and

  •
  Permits:  all necessary permit applications have been received or filed or, if not yet filed, the project is in a jurisdiction where we have received such permits before and we have a high degree of confidence that such permits will be received based on past experience, extensive environmental scoping and our failure to identify any significant issues in our fatal flaw analysis.

Completion of the permitting process generally determines the precise start date for construction. To date, we have received all material permits for all five of our operating/under-construction projects as well as one of our advanced development projects.

Intermediate projects

        We currently have eight intermediate development projects, representing 663 MW of prospective capacity, including six projects, representing 438 MW, that are expansions of operating, under-construction or advanced development projects. We believe that expansion projects have lower execution risks and offer opportunities for higher returns than many other projects because they often benefit from established relationships with utilities and communities, and infrastructure, permitting, transmission and/or operating synergies. Our classification of a project as an intermediate project is based on our experience developing wind energy projects. Projects included in the intermediate category have met all, or substantially all, of the following milestones:

  •
  Land:  critical land for the project site has been secured through leases or options to lease;

  •
  Wind:  preliminary wind resource estimates have been developed based on available data from meteorological towers, internal screenings and proprietary data;

  •
  Revenues:  marketing and/or bidding for potential PPAs for projects not located in liquid power markets has occurred;

  •
  Turbines:  contracted turbines are available to be allocated to projects;

  •
  Transmission:  transmission and interconnection requirements have been defined through utility studies, allowing for interconnection negotiations to begin;

  •
  Economics:  an economic analysis with refined assumptions based on preliminary wind resource estimates and preliminary capital cost estimates has been completed to confirm that the project meets targeted investment return requirements; and

  •
  Permits:  the critical permitting path has been identified, we have established initial contact with project stakeholders, are conducting environmental and pre-construction, multi-seasonal studies necessary for the permitting process and have failed to identify any significant issues in our fatal flaw analysis.

Early projects

        We currently have 16 early projects, representing 3,907 MW of prospective capacity. These projects represent the results of the prospecting work our development in-house meteorological, real estate and transmission teams conduct to locate and initially assess potential projects. Projects included in this category have met all, or substantially all, of the following milestones:

  •
  Land:  no known impediments to securing land have been identified, and in many instances, a critical mass of land has been secured for the project site;

  •
  Wind:  desktop review of wind resources has been completed;

  •
  Revenues:  potential counterparties to PPAs have been identified for projects not located in liquid power markets;

  •
  Turbines:  turbine agreements are being negotiated and in some instances, unallocated turbines are available for allocation to projects;

  •
  Transmission:  a potential transmission path to deliver electricity to the market has been identified or we have submitted a request to define the interconnection requirements to a utility or other third party;

  •
  Engineering:  basic engineering designs and construction feasibility analysis have been initiated and discussions with key project stakeholders are underway;

  •
  Economics:  initial economic analysis has been completed to confirm that the project meets targeted investment return requirements and management has deemed the project feasible; and

  •
  Permits:  initial permitting scope is being performed.

Our Portfolio of Wind Energy Projects

        The following chart summarizes our current portfolio of wind energy projects as of August 31, 2008:

Name	MW		Market Region	Location	Actual/Projected Date of Commercial Operations(1)
Operating
Kaheawa Wind Power I	30		Hawaii	HI	June 2006
Mars Hill	42		Northeast	ME	March 2007
Steel Winds I	20		Northeast	NY	June 2007

Operating Capacity Subtotal	92

Under-construction
Cohocton I	125		Northeast	NY	December 2008
Stetson I	57		Northeast	ME	December 2008

Prospective Capacity Subtotal	182

Advanced
Prattsburgh I	54		Northeast	NY	2009
Sheffield	40		Northeast	VT	2009
Stetson II	25	*	Northeast	ME	2009
Rollins	60		Northeast	ME	2009
Oakfield	49		Northeast	ME	2010
Longfellow	40		Northeast	ME	2010
Grand Manan I	19		Northeast	Canada	2009
Milford I	203		West	UT	2009
Milford II	200	*	West	UT	2010
Kahuku	30		Hawaii	HI	2009

Prospective Capacity Subtotal	720

Intermediate
Grand Manan II	100	*	Northeast	Canada	2012+
Kaheawa Wind Power II	21	*	Hawaii	HI	2010+
Latah Wind	150		West	WA	2011+
Milford III	200	*	West	UT	2012+
Palouse Wind	75		West	WA	2011+
New York I**	50	*	Northeast	NY	2010
New York II**(2)	30	*	Northeast	NY	2010+
New York III**	37	*	Northeast	NY	2011+

Prospective Capacity Subtotal	663

Name	MW		Market Region	Location	Actual/Projected Date of Commercial Operations(1)
Early
Down East	150		Northeast	ME	2011+
Cascade	80		West	OR	2012+
Clover Ridge	160		Northeast	NY	2011+
Desert Sage Wind I	700		West	NM	2012+
Desert Sage Wind II	1,200		West	NM	2013 - 2014+
Garvie Mountain	37		Northeast	Canada	2011+
Grand View Winds	150		West	CA	2011+
Hawaii Expansion**	250		Hawaii	HI	2012 - 2014+
Ikaika Wind Power I	50		Hawaii	HI	2011+
Indigo Winds	50		West	CA	2011+
Maine I**	80		Northeast	ME	2012 - 2014+
Milford IV	200	*	West	UT	2014+
Milford V	200	*	West	UT	2015+
Mojave Winds	150		West	CA	2012+
Windham	50		Northeast	VT	2012+
Wyoming Wind	400		West	WY	2011 - 2014+

Prospective Capacity Subtotal	3,907

Total Operating and Prospective Capacity of Portfolio	5,564

*
Indicates the project is an expansion of a current operating/under-construction or advanced project. 225 MW of our 720 MW of advanced projects, 438 MW of our 663 MW of intermediate projects and 400 MW of our 3,907 MW of early projects represent expansions of current operating/under-construction or advanced projects.
**
Name withheld for competitive reasons.
(1)
The commercial operations dates of operating projects are actual; the commercial operations dates of under-construction and advanced projects are projected and the commercial operations dates of intermediate and early projects are estimated ranges. Actual dates of commercial operations may vary from these figures as it is difficult to project commercial operations dates due to uncertainties of the development process. Our ability to complete our projects and achieve anticipated capacities and anticipated dates of commercial operations is subject to a number of risks and uncertainties as described in the "Risk Factors" section of this prospectus.
(2)
We have the right to participate in up to 33 1/3% of the equity of this project.

Operating/Under-Construction Projects

        We currently have five wind energy projects that are operating/under construction, representing a combined 274 MW of operating and prospective capacity.

				Revenues
Name	Location (ISO)	MW	Turbine Model	PPA/ Hedge	RECs	Capacity Market	Commercial Operations
Kaheawa Wind Power I	Maui, HI (MECO)	30	GE	✓			June 2006
Mars Hill	ME (ISO-NE)	42	GE	✓	✓	✓	March 2007
Steel Winds	NY (NYISO)	20	Clipper	✓	✓	✓	June 2007
Cohocton I	NY (NYISO)	125	Clipper	✓	✓	✓	Projected December 2008
Stetson I	ME (ISO-NE)	57	GE	✓	✓	✓	Projected December 2008

Total		274

Kaheawa Wind Power I

        Kaheawa Wind Power I is a 30 MW operating wind energy project situated on 200 acres of the West Maui Mountains in Maui, Hawaii. We completed this project in June 2006. We anticipate this project will have an approximate 45% to 47% net capacity factor over 25 years. Assuming a 46% net capacity factor, the annual electrical production would be 121 GWh, minus annual curtailment of 4 GWh, for net electricity sales of 117 GWh. For the 12 months ended December 31, 2007, actual generation was 126 GWh, despite higher than expected curtailment of 12 GWh.

        We believe Kaheawa Wind Power I represents a number of firsts for the wind power industry: the first utility-scale operating wind energy project in Maui; the first as-available renewable resource on Maui; and the first habitat conservation plan for a wind energy project in the U.S.

         Development history.    In June 2004, we purchased all rights to the Kaheawa Wind Power I project with a local partner who currently owns 49% of its common equity. Our ownership of Kaheawa Wind Power I is subject to our tax equity financing. Prior to that time, the project had been pursued by four other companies for nearly a decade. We believe our ability to successfully complete this project despite earlier failed attempts by others demonstrates our ability to cooperatively work with MECO and to conscientiously work with local, state and federal governmental agencies while developing the support of the local community.

         Land.    Kaheawa Wind Power I is situated on land owned by the State of Hawaii. We executed a 20-year lease with the State of Hawaii with an initial term that commenced on February 1, 2005, and we have an option to extend the lease for an additional 20 years. Our rental payments under this lease while the project is operating will consist of a guaranteed minimum payment or, if greater, a fixed percentage of the project's gross revenues. After the tenth year, fair market value of the rent will be reassessed by the State of Hawaii Department of Land and Natural Resources, but such reassessment is subject to a cap.

         Plant and interconnection overview.    Kaheawa Wind Power I was constructed on extreme terrain on the West Maui Mountains at elevations ranging from 1,700 to 3,200 feet above sea level. M. A. Mortenson Company erected the turbines and GE Energy commissioned the turbines. Kaheawa Wind Power I employs 20 GE Energy wind turbine generators. Each turbine generates power that is collected by underground cables, transmitted to an on-site substation and interconnected to MECO's transmission system, which transects the Kaheawa Wind Power I site.

         Revenue.    Wind energy generated at Kaheawa Wind Power I is sold to MECO pursuant to a PPA executed in December 2004 and approved by the State of Hawaii PUC. Under the PPA, wind energy produced by Kaheawa Wind Power I is purchased by MECO under a hybrid pricing structure for 20 years following completion of construction, until June 2026. The hybrid pricing structure includes both fixed and variable components. The variable component per MWh is based on the costs that MECO avoids by substituting our electrical production for the production it otherwise would have had to generate by burning fossil fuels. To stabilize revenues from this variable component, we entered into a seven-year, nine-month oil swap agreement effective as of April 1, 2006 with HSH Nordbank to hedge the commodity price variability. This hedge agreement involves periodic notional quantity settlements in which we pay a monthly amount equal to the product of (a) the prevailing market price of WTI crude oil on NYMEX and (b) a notional quantity of oil; and we receive a monthly amount equal to the product of (x) a specified fixed price and (y) such notional quantity. Because WTI crude oil prices have increased substantially since we obtained the hedge agreement, we have made payments of $5.1 million associated with this oil swap from inception of the swap through June 30, 2008 and had a mark-to-market liability of $32.8 million as of June 30, 2008. See "Management's Discussion and Analysis of Financial Condition and Results of Operation—Revenues—Hedging and risk management activities."

        Under the PPA, MECO may require us to temporarily curtail or reduce deliveries of energy during light loading conditions, which may occur during low-demand nighttime hours, and when necessary to preserve the stability and safety of MECO's power system.

         Financing.    The approximately $65.0 million construction cost of Kaheawa Wind Power I was financed by a construction loan facility that was converted to a term loan and subsequently repaid with the proceeds of a tax equity financing. In addition to the tax equity financing, we amended and restated the term loan facility to provide us with a letter of credit facility allowing us to post letters of credit totaling $2.4 million for the benefit of the Hawaii Department of Land and Natural Resources to comply with certain environmental conditions under our 20-year Habitat Conservation Plan as described below, which includes $1.5 million for the benefit of the Hawaii Department of Land and Natural Resources as security for decommissioning the project per the terms of the project's land lease. Such amended and restated term loan facility also allows us to finance up to $15.0 million of termination payments that would be incurred as a result of a termination of the oil swap agreement.

         Permitting and compliance.    We believe the project is in material compliance with the terms of its permits.

         Other.    In January 2006 we entered into a 20-year Habitat Conservation Plan with the Hawaii Department of Land and Natural Resources. We believe this is the first conservation plan entered into with respect to a wind energy project in the U.S. The plan is designed to minimize the incidental injury or death of four federally listed species that may occur when these species fly in the vicinity of the project. We employ two full-time biologists and two part-time technicians on-site to assist us in compliance with the plan.

Mars Hill

        Mars Hill is a 42 MW operating wind energy project located in Mars Hill, Maine. We completed this project in March 2007. We anticipate this project will have an approximate 38% to 40% net capacity factor over twenty-five years. Assuming a 39% net capacity factor, the average annual electrical production would be 143 GWh. For the approximately nine-month period from March 27, 2007 to December 31, 2007, expected production was 103 GWh and actual production was 102 GWh.

         Development history.    Mars Hill represents New England's largest utility-scale operating wind energy project. We developed this project independently, starting with site and wind studies and permitting in early 2003 and we were responsible for all aspects of development through construction and completion in March 2007. The area around Mars Hill is characterized by significant activity and varied land use, including an adjacent ski resort, numerous communication towers and snowmobile and all-terrain vehicle use. We believe that our success with Mars Hill demonstrates our ability to work with local communities and other stakeholders in a collaborative manner to develop projects. We served as the construction manager for the project and contracted the duties of building foundations and erecting turbines to Reed & Reed, Inc., contracting the roads to Sargent Corporation and commissioning the turbines to GE Energy.

         Land.    We lease the land on which Mars Hill is situated from seven private landowners under minimum 20-year lease agreements. Under these agreements, we have the option to extend the leases for an additional 20 years. We pay market-based rents on each of the leases.

         Plant and interconnection overview.    Mars Hill employs 28 GE Energy wind turbines. Each turbine generates power that is collected by underground cables, transmitted to an on-site substation at the base of the mountain and further transmitted and interconnected four miles away at a switching station owned and operated by the Maine Public Service Company. New Brunswick Power Generation Corporation ("New Brunswick") transmits Mars Hill's electric production into and out of Canada to ISO-NE allowing a portion of the project's output to qualify for RECs in the northeastern U.S.

         Revenue.    Wind energy generated at Mars Hill is sold to New Brunswick pursuant to the terms of an energy management services agreement executed in July 2006. Under the energy management services agreement, as available wind energy produced by Mars Hill is purchased by New Brunswick until December 31, 2011 at fixed prices for 2008, 2009, 2010 and 2011. We have the flexibility to deliver our power into other markets and therefore qualify for RECs in many northeastern states.

         Financing.    The approximately $94.0 million construction cost of Mars Hill was financed by a construction loan that was subsequently replaced by a tax equity financing and term loan. The project also has a $10.0 million letter of credit facility to provide collateral support under the energy management services agreement.

         Permitting and compliance.    We believe the project is in material compliance with the terms of its permits.

Steel Winds I

        Steel Winds I is a 20 MW operating wind energy project situated approximately 150 feet from the shores of Lake Erie on a portion of a 1,600 acre site on Lake Erie in Lackawanna, New York. The larger site on which the project is located was formerly operated as a steel mill. We lease the site from a party that is subject to significant environmental remediation requirements as a result of the historic steel mill operations on the project's site, as more fully described below in "Other." We completed this project in June 2007. During the first year of commercial operations, Steel Winds I experienced technical difficulties with the Clipper Windpower turbines. As of May 17, 2008, all eight of the turbines at Steel Winds I had been remediated, and between May 17, 2008 and August 31, 2008, the cumulative performance of the turbines at Steel Winds I has been consistent with Clipper Windpower's availability warranty applicable to Steel Winds I. See "—Suppliers" for more information. We anticipate this project will have an approximate 31% to 33% net capacity factor over the next 24 years. Assuming a 32% net capacity factor, the average annual electrical production is projected to be 56 GWh.

         Development history.    Steel Winds I was initially developed by an independent developer. In June 2007, we assumed control of the project, including final project design, permitting, land rights and construction and currently own 100% of the project, subject to a carried interest and earn-out we granted to the prior developer. Steel Winds I represents the first ever wind energy project built on a brownfield site, and successful development of the site required us to address a number of complex environmental concerns. The pre-existing infrastructure associated with the prior steel mill operations, including the substation, operations buildings and roadways, enhanced the economic feasibility of this wind energy project. In addition, the eight Clipper Windpower turbines in operation at Steel Winds I represent the first commercially produced Liberty™ turbines.

         Land.    Steel Winds I is located on land owned by Tecumseh Redevelopment Inc., a subsidiary of Mittal Steel USA. We sublease the project site under a sublease agreement effective as of June 1, 2007. The initial term of the sublease is 25 years and we may at our option extend the sublease for two additional 12-year periods. We have prepaid rent until 2011 under the sublease and thereafter will pay annual market-based rents.

         Plant and interconnection overview.    Steel Winds I employs eight Liberty™ wind turbines. See "—Suppliers" for more information on Clipper Windpower. Each turbine generates power that is collected by overhead lines, transmitted to the pre-existing on-site substation that was previously used as part of the steel mill's operations and interconnected at the substation to Niagara Mohawk Power Corporation's transmission system. Tennessee Valley Infrastructure Group constructed Steel Winds I and erected the turbines and Clipper Windpower commissioned the turbines.

         Revenue.    Wind energy generated at Steel Winds I is sold to Constellation New Energy pursuant to a three-year PPA executed in July 2006. Under the PPA, wind energy produced by Steel Winds I must be purchased by Constellation New Energy at a market rate based on Zone A of NYISO power prices until December 31, 2009. To hedge power price variability and enhance our financing options, we entered into a 9.5 year financial swap agreement with Morgan Stanley. Under the PPA, RECs earned by electrical production at Steel Winds I are sold to Constellation New Energy at a fixed rate and we receive capacity payments.

         Financing.    The approximately $35.0 million construction cost of Steel Winds I was financed by equity investments made by us. We executed an agreement for a $208.0 million tax equity financing related to a portfolio of projects that includes our Steel Winds I, Cohocton I and Prattsburgh I projects. Funding will occur in tranches upon commencement of commercial operations of each applicable project and the satisfaction of certain other conditions precedent, including commencement of commercial operations of each applicable project by the end of 2009. In August 2008, $19.7 million was funded with respect to Steel Winds I. We used these proceeds for working capital and to fund operations. Our counterparty in this tax equity financing is an indirect subsidiary of Lehman Brothers Holdings, Inc., which filed for bankruptcy on September 15, 2008. We are uncertain what impact the bankruptcy will have on the funding of the balance of this financing. We are currently in discussions with other tax equity investors to fund the balance of this financing if and to the extent our counterparty is unable to fund its remaining commitment when due, but such financing may not be available.

         Permitting and compliance.    Steel Winds I is operating under several permits, and we believe the project is in material compliance with the terms of its permits.

         Other.    In 2007, the independent developer that was developing Steel Winds I entered into a Brownfield Site Cleanup Agreement with NYSDEC, pursuant to which he agreed to undertake certain environmental investigatory and remediation activities on the portion of the former steel mill site on which the Steel Winds I project is located. In December 2007, NYSDEC issued a Certificate of Completion to us confirming that we had completed the requirements of the agreement and achieved a cleanup level consistent with commercial and industrial use of the site. The issuance of the Certificate of Completion provides us with protection against liability to the State of New York for contamination at or emanating from the site, subject to certain conditions. The site is subject to certain ongoing environmental monitoring and maintenance conditions.

Cohocton I

        Cohocton I is a 125 MW wind energy project under construction on approximately 5,700 acres of land in the Town of Cohocton, Steuben County, New York. We expect Cohocton I to become operational in December 2008. We anticipate this project will have an approximate 27% to 29% net capacity factor over 25 years.

         Development history.    We began development of Cohocton I in 2003 with another independent wind developer and in 2004 we acquired the other developer's interest in the project. We began construction on Cohocton I in August of 2007 with a projected completion date in the fourth quarter of 2008. Upon completion, Cohocton I will be the second largest wind energy project in New York.

         Land.    We have rights to occupy the land on which Cohocton I is situated through a combination of leases with over 30 private landowners and leases and permits from four governmental agencies. The initial terms of our leases range from 24 to 27 years, and we have an option to extend such leases for an additional 20 years. We pay market-based rents on these leases.

         Plant and interconnection overview.    Cohocton I will employ 50 Clipper Windpower Liberty™ I wind turbines that will be interconnected to the New York State Electric and Gas Corporation's 230 kV Meyer/Hillside transmission line. We finalized an interconnection agreement covering Cohocton I with the New York State Electric and Gas Corporation for filing with FERC. The interconnection agreement lasts 25 years from the date of its execution with automatic one-year renewals thereafter. In connection with construction of Cohocton I we entered into a construction contract with M. A. Mortenson Company for the balance of plant construction, including turbine erection, and a construction contract with MSE Engineering for the construction of substations and a transmission line.

         Revenue.    Wind energy generated at Cohocton I will be sold directly into the New York power grid at market rates. To hedge power price variability and enhance our financing options, we entered into a ten-year power swap with Credit Suisse Energy LLC. In March 2007, we entered into two agreements with the New York State Energy Research and Development Authority ("NYSERDA"), that resulted in NYSERDA's purchasing a portion of the RECs generated from Cohocton I. The contracts are effective upon commencement of commercial operations and extend for ten years thereafter. We expect to receive capacity payments at Cohocton I.

         Financing.    The approximately $266.0 million construction cost of Cohocton I is currently being financed by a combination of equity investments made by us and construction and turbine supply loans. We executed an agreement for a $208.0 million tax equity financing related to a portfolio of projects that includes our Steel Winds I, Cohocton I and Prattsburgh I projects. Funding will occur in tranches upon commencement of commercial operations of each applicable project and the satisfaction of certain other conditions precedent, including commencement of commercial operations of each applicable project by the end of 2009. In August 2008, $19.7 million was funded with respect to Steel Winds I. We used these proceeds for working capital and to fund operations. Our counterparty in this tax equity financing is an indirect subsidiary of Lehman Brothers Holdings, Inc., which filed for bankruptcy on September 15, 2008. We are uncertain what impact the bankruptcy will have on the funding of the balance of this financing. We are currently in discussions with other tax equity investors to fund the balance of this financing if and to the extent our counterparty is unable to fund its remaining commitment when due, but such financing may not be available.

         Permitting and compliance.    In August 2007, the planning board of the town of Cohocton, New York issued the project a special use permit and site plan approval under the Town of Cohocton's Windmill Local Law. The validity of the issuance of this permit has been challenged. See "—Legal Proceedings."

Stetson I

        Stetson I is a 57 MW wind energy project under construction on approximately 4,800 acres in Washington County, Maine located approximately 62 miles from our Mars Hill project. We expect Stetson I to become operational in December 2008. We anticipate this project will have an approximate 32% to 34% net capacity factor over 25 years.

         Development history.    We developed Stetson I in early 2005 and were responsible for all aspects of development. Construction of Stetson I commenced in January 2008. As part of this project, we are constructing a 38-mile transmission line that will connect Stetson I to Bangor Hydro's Keene Road substation. This line will also be used by several projects that we have under development.

         Land.    We lease the land on which Stetson I is situated from one private landowner. The lease term is 27 years and we will have an option to extend it for an additional 20 years. We pay market-based rents on this lease. We have obtained the right to occupy more than 130 parcels of land on which the 38-mile transmission line we are building will be located through a combination of easements and fee purchases. The payments we make to the owners of the parcels are also market-based.

         Plant and interconnection overview.    Stetson I will employ 38 GE Energy wind turbines. We are constructing a 38-mile 115kV overhead transmission line to interconnect with the Bangor Hydro transmission system pursuant to an interconnection agreement. The transmission line serving Stetson I will also serve other projects in this area, including Stetson II. As part of the project we will construct a new 115kV substation. In connection with construction of Stetson I we entered into a balance of plant construction contract with Reed & Reed, Inc., we have executed an agreement for the purchase and installation of the substation and have entered into a contract for the construction of the generator lead line.

         Revenue.    Wind energy generated at Stetson I is not subject to a PPA and will be sold into the ISO-NE power grid at market rates. We entered into a 10-year energy swap with Constellation Energy Commodities, Inc. to hedge power price variability and enhance our financing options. Stetson is located in and will be interconnected to ISO-NE, thus qualifying its electrical production for Massachusetts, Connecticut and Rhode Island RECs. We will sell the RECs generated by production at Stetson I on a forward basis separately from the power. We expect to receive capacity payments at Stetson I.

         Financing.    The approximately $161.0 million construction cost of Stetson I is currently being financed by equity investments made by us and turbine supply and construction loans.

        Permitting and compliance. The project site is within the jurisdiction of the Maine Land Use Regulation Commission ("LURC"). In March 2007, we filed an application for rezoning and preliminary plan approval with the LURC; approval was granted in November 2007. An application for final plan approval was filed immediately following preliminary approval (also in November 2007); approval was granted on January 2, 2008. Construction on the portions of the project governed by the LURC permit commenced on January 3, 2008. The 38-mile transmission line falls partly within LURC jurisdiction and partly within the organized townships subject to regulation by the Maine Department of Environmental Protection ("DEP"). By agreement between the two agencies, the entire length of the line is being permitted under the Maine DEP's Site Location of Development Law (which applies to projects that disturb more than 20 acres), and the Natural Resources Protection Act (for impacts to wetlands and other natural resources). The DEP approved the construction of the 38-mile transmission line on March 18, 2008. Construction of access roads and the transmission line across wetlands and waterways requires permitting by the Army Corps under the Section 10 and Section 404 program, which we received in May 2008.

Advanced Projects

        We currently have ten advanced projects representing a combined 720 MW of prospective capacity.

					Identified Revenues
												Anticipated Commercial Operating Date
Name	Location (ISO)	MW	Turbine Model	Wind Data Collected	PPA/ Hedge	RECs	Capacity Market	Land	Transmission	Permits	Turbines
NORTHEAST
Prattsburgh I	NY (NYISO)	54	GE	✓	✓	✓	✓	✓	✓	✓	✓	2009
Sheffield	VT (ISO-NE)	40	Clipper	✓	✓	✓	✓	✓	✓	✓	✓	2009
Stetson II	ME (ISO-NE)	25	GE	✓	✓	✓	✓	✓	✓	✓	✓	2009
Rollins	ME (ISO-NE)	60	GE	✓	✓	✓	✓	✓	✓	✓	✓	2009
Oakfield	ME (ISO-NE)	49	GE		✓	✓	✓	✓	✓	✓	✓	2010
Longfellow	ME (ISO-NE)	40	Clipper	✓	✓	✓	✓	✓	✓	✓	✓	2010
Grand Manan I	Canada (ISO-NE)	19	GE	✓	✓	✓		✓	✓		✓	2009
WEST
Milford I	UT (CA-ISO)	203	Clipper and GE	✓	✓	(1)	(1)	✓	✓	✓	✓	2009
Milford II	UT (CA-ISO)	200	Clipper	✓	✓	(1)	(1)		✓	✓	✓	2010
HAWAII
Kahuku	HI (HECO)	30	Clipper	✓				✓	(2)	✓	✓	2009

Total		720

(1)
RECs and capacity revenues included in PPA.
(2)
Transmission will be included in PPA.

Our Northeast Regional Strategy

        Our regional strategy in the Northeast is to replicate and build on our success at Mars Hill, Steel Winds I, Stetson I and Cohocton I. We currently have seven advanced projects in the Northeast. Four of these projects are in Maine, one is in New York, one is directly across the Maine/Canadian border and one is in Vermont. We believe that the knowledge we gained in pursuing Mars Hill and Stetson I in Maine and the relationships we have built in Maine will facilitate our development of additional projects in the state. In addition, given our advanced projects' geographical proximity to each other and to Stetson I, which is currently under construction, we have achieved certain economies of scale by using some of the same resources for design and engineering. For our Maine advanced projects we intend to sell our electricity in the liquid ISO markets in New England and hedge electricity prices through 10-year financial hedges. For all of our Northeast advanced projects we intend to qualify our power for RECs in northeastern states and sell the RECs on a forward basis.

         Prattsburgh I.    Prattsburgh I is a 54 MW wind energy project located on approximately 2,185 acres in the towns of Prattsburgh, Steuben County, New York and Italy, Yates County, New York. We anticipate this project will have an approximate 27% to 29% net capacity factor over 25 years. We own part of the land on which Prattsburgh I is situated, lease the turbine sites from 16 private landowners and have easement agreements with a majority of the landowners along the route of the underground collection line. Prattsburgh I will employ 36 GE Energy wind turbines that will be interconnected to the New York State Electric and Gas Corporation's 115 kV transmission line in the town of Italy, New York. We entered into an interconnection agreement covering Prattsburgh I with New York State Electric and Gas Corporation in July 2004. The interconnection agreement is effective from the project's commercial operations date until June 2024. In connection with construction of Prattsburgh I we expect to enter into a construction contract with M.A. Mortenson Company for the balance of plant construction and turbine erection and a construction contract with MSE Engineering for the substation design and construction. Our power sales and hedging activities are identical to Cohocton I. Similar to Cohocton I, in March 2007 we entered into an agreement with the NYSERDA that results in NYSERDA's purchase of a portion of the RECs generated from Prattsburgh I. The contracts are effective upon commencement of commercial operations and extend for ten years thereafter. We expect to receive capacity payments at Prattsburgh I. The Steuben County Industrial Development Agency ("SCIDA") was designated as the lead agent for the State Environmental Quality Review ("SEQR") for Prattsburgh I. In July 2007, SCIDA issued positive findings under SEQR concluding that the project was approvable and had made adequate provision for minimizing and mitigating impacts to environmental and cultural resources. In addition, we received a special use permit from the town of Italy, New York for the construction of the Prattsburgh substation. Approval from the Army Corps under Section 404 of the Clean Water Act for minor impacts to wetlands was received on March 17, 2008. We expect to commence construction at Prattsburgh I in 2009. We currently have turbines under contract that we have allocated to Prattsburgh I.

         Sheffield.    Sheffield is a 40 MW project situated in Sheffield, Vermont. Upon completion, Sheffield will be the largest commercial wind energy project in Vermont. We anticipate this project will have an approximate 30% to 32% net capacity factor over 25 years. We are negotiating fixed-price PPAs with Vermont utilities. Sheffield will connect directly into ISO-NE via a transmission line that transects the project site. In August 2007, we achieved a key milestone when we received a Certificate of Public Good ("CPG") permit from the Vermont Public Service Board, which represents the first permit given to a wind energy project in Vermont since 1996. In July 2007, we filed an application for authorization for 0.7 acre of wetland impacts under the Army Corps' Section 404 State Programmatic General Permit ("GP"). We received this permit in July 2008. A local community group opposing the wind energy project has challenged the Vermont Public Service Board's decision to issue the CPG by filing an appeal with the Supreme Court of the State of Vermont alleging that the Vermont Public Service Board failed to properly consider the impacts of the project. There is no automatic stay associated with the appeal and the group challenging the permit has not requested a temporary restraining order or preliminary injunction to stop activities associated with the project. We have accordingly continued development of the project. Subject to a favorable outcome of litigation relating to the CPG permit, we expect to commence construction at Sheffield in late 2008 or early 2009. We currently have turbines under contract that we have allocated to Sheffield.

         Stetson II.    Stetson II is an approximately 25 MW expansion of Stetson I located just north of Stetson I in Washington County, Maine. We intend to leverage the existing infrastructure, substation and interconnection equipment, wind data and permitting experience from Stetson I in developing Stetson II. We anticipate this project will have an approximate 26% to 28% net capacity factor over 25 years. We are in the process of finalizing a lease with the land on which Stetson II is situated from the same lessor as Stetson I and Rollins under a lease agreement with commercial terms similar to the leases we executed for those project sites. The Stetson I interconnection agreement with ISO-NE also accommodates the power expected to be generated by Stetson II. We are in the process of preparing plans and conducting surveys in advance of applying for a rezoning and preliminary plan approval with the Maine LURC. We expect to commence construction at Stetson II in 2009. We currently have turbines under contract allocated to Stetson II.

         Rollins.    Rollins is an approximate 60 MW project situated in Penobscot County, Maine. We anticipate this project will have an approximate 30% to 32% net capacity factor over 25 years. Rollins is located in close proximity to Stetson I. We lease some of the land on which Rollins is located from private landowners under lease agreements with 25-27-year terms and options to extend the leases for 20 years and we are in the process of finalizing a lease on the remainder of the project site from the same lessor as Stetson I under a lease agreement with commercial terms similar to the leases we executed for Stetson I. In connection with Stetson I, we entered into an interconnection agreement with ISO-NE. We plan to use 60 MW of this contracted capacity for electricity generated by Rollins. Rollins will also deliver power into ISO-NE via the same substation used by Stetson I. The Maine Department of Environmental Protection is the permitting authority for Rollins and we believe our prior success in obtaining permits for Mars Hill from this regulatory agency allows us to better understand the needs of the authorities, thereby increasing the probability of receiving a permit for this project. We expect to commence construction at Rollins in 2009. We currently have turbines under contract allocated to Rollins.

         Oakfield.    Oakfield is a 49 MW project situated in Oakfield, Maine, approximately 30 miles southwest of Mars Hill. We anticipate this project will have an approximate 37% to 39% net capacity factor over 25 years. Land on which Oakfield will be situated is leased from private landowners under lease agreements with 27-year terms and options to extend the leases for 20 years. While Oakfield can currently connect directly into Northern Maine ISA, we may elect to connect directly into ISO-NE to the extent additional transmission being constructed in that area becomes available to us. We expect to replicate the Mars Hill revenue structure at Oakfield by selling power to New Brunswick Power and requiring forward transmission into ISO-NE, qualifying the power for RECs in several northeastern states. As with the other advanced projects located in Maine's organized townships, the Maine Department of Environmental Protection is the permitting agency with regulatory authority over Oakfield. We expect to commence construction at Oakfield in 2010. We currently have turbines under contract allocated to Oakfield.

         Longfellow.    Longfellow is a 40 MW project located in Rumford, Maine. Based on the preliminary wind assessment obtained through extrapolation of wind data gathered on sites nearby, we anticipate this project will have an approximate 29% to 31% net capacity factor over 25 years. We lease the project land from private landowners under lease agreements with 27-year terms and options to extend the leases for 20 years. Electricity generated by Longfellow will be delivered into ISO-NE via the Rumford Substation. The Maine Department of Environmental Protection is the permitting agency with regulatory authority over Longfellow. We expect to commence construction at Longfellow in 2010. We currently have turbines under contract allocated to Longfellow.

         Grand Manan I.    Grand Manan I is a 19 MW project located on an island off the coast of New Brunswick, Canada just over the U.S./Canada border. We purchased the development assets relating to this project and the parcel where the substation will be located from another developer in February 2008. We anticipate this project will have an approximate 38% to 40% net capacity factor over 25 years. We intend to enter into PPAs with fixed prices. We lease the land on which Grand Manan I is located from one private landowner under a lease agreement with an initial term of 20 years from the commencement of commercial operations, with an option to extend the lease for an additional 20 years. We expect to put in place the revenue structure similar to that achieved in Mars Hill by selling the power to New Brunswick with required forward transmission into ISO-NE, qualifying the power for RECs in northeastern states. Because the project is located in Canada, it is not eligible for U.S. PTCs and accelerated depreciation. An environmental review was completed and approved in 2005. We expect to commence construction in 2009. We are currently exploring expansion opportunities at Grand Manan II. Please see Grand Manan II under "Intermediate Projects" for more information on the 100 MW expansion project we are currently pursuing. We currently have turbines under contract allocated to Grand Manan I.

Our West Regional Strategy

        Our advanced projects in the western U.S. are focused on serving the growing demand for renewable energy in California. Since California's RPS program can be satisfied from other states, our current projects are in Utah with long-term transmission access into California markets.

         Milford I and II.    Milford I and II are 203 MW and 200 MW projects, respectively, located in Beaver and Millard Counties, Utah, approximately 200 miles South of Salt Lake City, Utah. We anticipate this project will have an approximate 25% to 27% net capacity factor over 25 years. Milford I and II are located on both privately owned and state-owned lands. Milford I is primarily located on land owned by one landowner and our lease of the property on which Milford I is located has an initial term of 40 years from the first turbine's commencing commercial operations and we have an option to extend such term for two additional ten-year periods. We have entered into or plan to enter into similar leases with private landowners for the remainder of Milford I and Milford II and we are in the process of obtaining the rights to occupy the parcels on which our approximately 90-mile transmission line will be located. We expect to begin construction on Milford I in late 2008 and on Milford II in 2010.

        Wind energy generated at Milford I will be sold to SCPPA pursuant to a 20-year PPA executed in March 2007. Under the contract, SCPPA will pay, upon Milford I achieving commercial operations, up to $269.5 million for a portion of the annual expected generation and will make ongoing payments for the remainder of the electricity, plus additional payments for RECs and reimbursement of certain operating expenses. SCPPA has an option to purchase Milford I after ten years of commercial operations. We are currently negotiating tax equity financing for Milford I. We will transmit the energy to the Intermountain Power Plant in Delta ("IPP"), UT through a new 345 kV, 1000 MW capacity, approximately 90-mile transmission line developed, constructed, owned and operated by us. SCPPA will take ownership of the power at IPP and handle delivery to Los Angeles, Burbank and Pasadena over its 488-mile, 500kV STS line, which can only be accessed at the IPP. We have entered into discussions with SCPPA regarding the purchase of power from Milford II. We currently have turbines under contract allocated to Milford I and II.

        In May 2007 and August 2008, we secured conditional use permits from Beaver County, Utah and Millard County, Utah, respectively. We are in the process of seeking a certificate of public convenience and necessity for the construction of our approximately 90-mile transmission line with the Utah Public

Service Commission. The Bureau of Land Management ("BLM") is in the process of conducting a National Environmental Policy Act ("NEPA") environmental assessment for the project. We anticipate receiving a finding of "no significant impact" and securing a grant of right-of-way to commence construction on BLM-administered lands on the project and our approximately 90-mile transmission line in the third quarter of 2008. We are currently exploring 600 MW of expansion opportunities at Milford III, Milford IV and Milford V.

Our Hawaii Regional Strategy

        Our regional strategy in Hawaii is to work closely with all projects' stakeholders, including utilities, communities, local authorities and environmental organizations. We expect to leverage our successful experience in Hawaii to date to expand our presence in Hawaii.

         Kahuku.    Kahuku is a 30 MW project located on land we purchased on the North Shore of Oahu, Hawaii. Based on the preliminary wind assessment obtained through extrapolation of wind data gathered on sites nearby, we anticipate this project will have an approximate 34% to 36% net capacity factor over 25 years. We are currently negotiating a long-term PPA with the Hawaii Electric Company.

        We received the conditional use permit from the City and County of Honolulu Department of Planning and Permitting in January 2008, which is the main land use approval for the project. We are conducting surveys to determine the need for a Section 404 Permit. Avian surveys are also in progress in consultation with state and federal agencies in order to ensure adequate protection of wildlife and to determine the potential need for mitigation, including a possible Habitat Conservation Plan. Building permits are required to construct the facility and we are in the process of final engineering and design work to support permit submission in the third quarter of 2008 for receipt of permits in late 2008 or early 2009. We expect construction to commence in 2009. We currently have turbines under contract allocated to Kahuku.

Intermediate Projects

        We currently have 8 intermediate projects, representing 663 MW of prospective capacity, including six projects, representing 438 MW, that are expansions of operating, under-construction or advanced development projects. Projects included in this category have met several significant milestones, including securing a critical land mass for the project. See "—How We Classify Our Projects—Intermediate projects."

	Region
	Northeast	West	Hawaii	Total
Number of Projects	4	3	1	8
Total Capacity (MW)	217	425	21	663
Number of Expansion Projects	4	1	1	6
Expansion Capacity (MW)	217	200	21	438
Expansion as % of Total Capacity	100%	47%	100%	66%

Early Projects

        We currently have 16 early projects, representing 3,577 MW of prospective capacity. Projects included in this category have met the initial milestones of the development process. See "—How We Classify Our Projects—Early projects."

	Region
	Northeast	West	Hawaii	Total
Number of Projects	5	9	2	16
Total Capacity (MW)	477	3,130	300	3,907
Number of Expansion Projects	—	2	—	2
Expansion Capacity (MW)	—	400	—	400
Expansion as % of Total Capacity	—	12%	—	10%

Competition

        We compete with owners of electrical generation assets, including owners of fossil fuel generation assets, but we believe our primary competitors are developers and operators focused on renewable energy generation. Renewable energy sources, including wind, biomass, geothermal and solar, may benefit from various incentives such as PTCs, RPS programs and associated RECs and accelerated tax depreciation, which are not available to energy generated from fossil fuels. More specifically, we believe our primary competitors are developers and operators of wind energy projects due to the wide range of technical and economic differences between the various forms of renewable energy.

        In the wind energy sector, competition occurs primarily during the development and construction phases of a wind energy project rather than during a wind energy project's operational phase. As discussed in our "Risk Factors" section, wind energy projects require wind conditions that are found in limited geographic areas and particular sites and wind energy projects must be interconnected to electricity transmission or distribution networks in order to deliver electricity. We compete with other developers for control of desirable wind energy project sites and for the land and the ability to connect our wind energy projects to transmission or distribution networks. In addition, due to the limited number of turbine suppliers and current high demand for turbines, we compete with other wind energy developers for turbines and spare parts. We may also compete for materials and equipment as well as access to third-party expertise required to construct our wind energy projects. Due to the fledgling nature of the wind energy industry in the U.S., we also compete with other wind energy developers for personnel with requisite industry knowledge and experience.

        The power from certain of our wind energy projects located near liquid power markets can be sold at wholesale market prices, in which case we are price takers selling an undifferentiated commodity product, electricity. Depending on the regulatory framework and market dynamics of a region, we may also face competition in bidding for long-term power purchase agreements. If our power is expected to be sold pursuant to a PPA, we may compete with other wind energy companies, as well other renewable energy generators and electricity producers in general, when we bid on PPAs.

        The competitive landscape of the wind energy industry is populated by a range of developers, including large integrated independent power producers and established European producers, many of whom have greater financial resources than we do. According to EER, several trends have developed with regard to these producers, most notably industry consolidation as wind energy developers attempt to achieve synergies through both scale and increased geographic scope. Our pipeline spans several regions across the country, including the northeastern and western regions of the continental U.S. and Hawaii; however, we have not yet achieved the scale that many of the larger wind energy producers currently possess.

Suppliers

        Turbines are the primary wind energy project operating equipment. Turbine costs represent the majority of our wind energy project investment costs. There are a limited number of turbine suppliers and current demand for turbines is high relative to current production capacity. Our turbine supply strategy is largely based on establishing framework agreements and developing relationships with leading turbine suppliers to secure our supply needs. To date, we have purchased turbines from GE Energy and Clipper Windpower. GE Energy and Clipper Windpower have supplied us with turbines with aggregate generating capacity of 72 MW and 20 MW, respectively, through December 31, 2007 and have committed to deliver to us turbines with aggregate generating capacity of 328 MW and 987 MW, respectively, from 2008 through 2013. We are currently evaluating our additional turbine needs and are in advanced negotiations with GE Energy and Clipper Windpower to secure our turbine needs for 2010 and part of 2011, and we intend to negotiate with GE Energy, Clipper Windpower and other turbine suppliers to satisfy the requirements of our development pipeline.

        For more information, see "Risk Factors—Risks Related to Our Business and the Wind Energy Industry—One of our key turbine suppliers, Clipper Windpower, has a limited operating history, has experienced certain technical issues with its wind turbine technology and may continue to experience similar issues."

        Other important suppliers include the engineering and construction companies, such as M. A. Mortenson and Reed & Reed, with whom we contract prior to construction of our projects to perform civil engineering and electrical work for our projects as well as the required infrastructure. We believe there are a sufficient number of capable engineering and construction companies available in our markets to meet our needs.

Customers

        We sell our electrical production and associated RECs to local utilities under multi-year PPAs or in local liquid ISO markets. For the year ended December 31, 2007, the electrical production we sold to MECO and New Brunswick accounted for 66% and 30%, respectively, of our electricity sales. BP Energy Company and Constellation NewEnergy accounted for 83% and 11%, respectively, of our REC sales by volume.

Hedging Activity

        We enter into derivative contracts to hedge future electricity prices to mitigate a portion of the risk of market price fluctuations we will encounter by selling power at variable or market prices. As of August 31, 2008, we have entered into three approximately ten-year financial swaps, which will collectively hedge approximately 60% of our expected generation at Cohocton I, Prattsburgh I and Steel Winds I and a ten-year financial swap that will hedge approximately 80% of our expected generation at Stetson I and we intend to enter into additional financial swaps to hedge a similar percentage of expected generation for our other advanced, intermediate and early projects that will sell power in liquid ISO markets as they near commercial operations. We have also entered into a seven-year oil swap to hedge future oil prices to mitigate a portion of the risk of market-price fluctuations associated with our power generation at Kaheawa Wind Power I, the pricing of which is tied to the costs that MECO avoids by substituting our electrical production for the production it otherwise would have to generate by burning fossil fuels. For additional information regarding our hedging activities, please read "Management's Discussion and Analysis of Financial Condition and Results of Operations—Quantitative and Qualitative Disclosure about Market Risk."

Legal Proceedings

        From time to time, we are subject to legal proceedings and claims that arise in the ordinary course of business. Like other electrical power producers, our operations are subject to extensive and rapidly changing federal and state environmental, health and safety and other laws and regulations.

        We believe the following proceedings, if determined adversely, could have a material adverse effect on our business, financial position and results of operations.

        Three Article 78 special proceedings appealing the issuance of the special use permits that were issued for the construction and operation of our Cohocton I project were instituted in the Supreme Court of the State of New York, Steuben County on August 31, 2007 by local individuals against the Town of Cohocton Planning Board, the project companies owning Cohocton I, First Wind Energy, LLC (formerly UPC Wind Management, LLC), an affiliate of the project companies owning Cohocton I, and several landowners. In connection with these proceedings, we entered into an agreement pursuant to which we agreed to cover our fellow defendants' costs. An Article 78 special proceeding is an expedited procedure whereby approvals from state and local bodies or officials can be challenged for alleged errors made in the course of issuing such approval. Each Article 78 proceeding alleged the same 12 causes of action, all of which related to alleged procedural inadequacies or violations of law. In addition, two of the proceedings alleged violations of noise regulations. In each of these proceedings, the petition sought to invalidate either a portion of or our entire special use permit for Cohocton I and to enjoin construction of Cohocton I. On September 26, 2008, the court entered an order dismissing the petitioners' claims in their entirety. The petitioners have 30 days from the entering of the order to notice an appeal of the court's dismissal order. If the petitioners appeal, the appellate court reverses, and the petitioners ultimately are successful in invalidating all or part of the special use permits, we would be required to re-apply for special use permits to allow us to construct and operate the project, which would result in construction delays and a delay in the commencement of commercial operations of Cohocton I.

        On October 29, 2007, Ridge Protectors, Inc. ("RPI") appealed the Vermont Public Service Board's decision to issue a Certificate of Public Good (the "CPG") to us for our Sheffield project to the Vermont Supreme Court. RPI's brief argues that the Vermont Public Service Board failed to adequately consider certain factors relating to the economic benefits of the project, the aesthetic impacts of the project and whether or not the project violated the regional development plan when it granted the CPG to us. If the proceeding is successful in invalidating all or part of the CPG, we would be required to re-apply for the CPG to allow us to construct and operate the project, which would result in construction delays and a delay in the commencement of commercial operations of Sheffield. The RPI has not sought to enjoin the construction of Sheffield while these proceedings are pending and we continue to move forward with our development of Sheffield. Oral arguments were heard on May 15-16, 2008 and we are currently awaiting the Vermont Supreme Court's decision on this matter.

        On April 21, 2008, the Town Board of Prattsburgh voted in favor of holding a public hearing for the purpose of considering commencing the condemnation process with respect to six easements needed to complete construction of the electrical interconnection system for our Prattsburgh I project. The public hearing was held on May 22, 2008, and on June 24, 2008, the Town Board of Prattsburgh issued its Determination and Findings approving the proposed condemnations. The Town Board of Prattsburgh subsequently commenced proceedings to seek court orders condemning the easements and authorizing the Town Board to file the acquisition maps for such easements. At a hearing on August 19, 2008, the court concluded that the Town Board of Prattsburgh could prepare an order authorizing the entry of an acquisition map for the easements, but that the filing of that order would be stayed pending the resolution of an Order to Show Cause that was filed on July 17, 2008 in the Supreme Court of the State of New York, Steuben County. The Order to Show Cause, which was filed by local individuals and a local opposition group against the Town Board of Prattsburgh and us, seeks to annul the Town Board's April 21, 2008 and June 24, 2008 resolutions relating to the eminent domain proceedings. The Order to Show Cause alleges that the Town Supervisor (a Town Board member) had a conflict of interest when voting to authorize condemnation proceedings. On September 5, 2008, oral arguments were heard on the Order to Show Cause and the court reserved decision on the matter.

        In addition, in July 2008, four of the landowners from whom the Town Board of Prattsburgh has sought to condemn easements commenced an appeal directly in the New York State Supreme Court, Appellate Division, challenging the Town Board of Prattsburgh's condemnation proceedings, and in particular its June 24, 2008 Determination and Findings. On July 28, 2008, the clerk of the Appellate Division issued a Scheduling Order scheduling the matter for the court's January term. We and the Town Board of Prattsburgh have filed motions with the Appellate Division asking the court to give the matter expedited treatment and hear it before the court's January term. On September 10, 2008, the Appellate Division granted our motion for expedited treatment scheduling the matter for the court's December term. We and the Town Board of Prattsburgh have both filed answers with the Appellate Division, denying the allegations and arguing that the Town Board of Prattsburgh's Determination and Findings should be upheld.

        On July 15, 2008, we were served with a civil subpoena by the New York State Attorney General relating to an investigation into our activities in the State of New York. The subpoena we received contains broad requests for documents and information relating to: (i) whether we improperly sought or obtained land-use agreements with citizens and public officials, (ii) whether improper benefits were given to public officials to influence their actions and (iii) whether we and our competitors entered into anti-competitive agreements or practices.

        We intend to fully cooperate with the requests of the New York State Attorney General and towards this end, we have engaged outside counsel to assist us in connection with this matter and to conduct our own internal investigation. The costs incurred in connection with these investigations to date have not been material, but the costs related to these investigations, including our own internal investigation, could be significant. We are unable to anticipate when the investigations being conducted by the New York Attorney General and our outside counsel may conclude, or what impact the New York Attorney General's investigation may have on current or future development plans, although a material adverse result is possible.

Employees

        As of August 31, 2008, we had 144 full-time employees. None of our employees is represented by a labor union or is covered by any collective bargaining agreement. We believe that our relations with our employees are satisfactory.

Insurance Matters

        As is common in the wind industry, we do not insure fully against all risk associated with our business either because such insurance is not available or because we have determined that the premiums associated with certain insurance coverages are cost prohibitive. We maintain construction, operation and transportation insurance; casualty insurance, including windstorm, flood and earthquake coverage; business interruption insurance; primary and excess liability insurance and customary worker's compensation and automobile insurance, all on terms as generally carried by companies engaged in similar businesses and owning similar properties in the U.S. and that are financed in a manner similar to our projects, but we do not maintain terrorism insurance. We maintain "all risk" property insurance coverage in amounts based on the full replacement value of our projects (subject to certain deductibles and sub-limits for flood and earthquake coverage) and business interruption insurance that varies from project to project based on the revenue generation potential of each project. Subject to applicable deductibles, our business interruption and property insurance covers, among other things, breakdowns for 12 months and casualty losses, respectively, for our transformers. A loss not fully covered by insurance could have a material adverse effect on our financial position, results of operations or cash flows.

Regulatory Matters

        We are subject to extensive regulation by various federal and state government agencies. The federal government regulates the wholesale sale and transmission of electric power in interstate commerce and regulates certain environmental matters. States and local governments regulate the construction of electricity generating and transmission facilities, the intrastate distribution of electricity, retail electricity sales and, in certain cases, environmental matters. For ease of future reference, we have set forth below the names of the major agencies along with the defined term we use for them in this section:

Name of agency	Defined term
Federal Agencies
Federal Energy Regulatory Commission	FERC
United States Environmental Protection Agency	EPA
Federal Aviation Administration	FAA
U.S. Army Corps of Engineers	Army Corps
Regional and State Agencies
Northeast
New York State Department of Environmental Conservation	NYSDEC
New York State Public Service Commission	NYPSC
New York Independent Systems Operator	NYISO
New England Independent Systems Operator	ISO-NE
West
California ISO	CA-ISO
Hawaii
Hawaii Public Utility Commission	PUC

Federal Energy Regulatory Commission

        The federal government regulates the electric wholesale and transmission business in interstate commerce through FERC, which draws its jurisdiction from the Federal Power Act of 1935 ("FPA"), as amended, and from other federal legislation such as the Public Utility Regulatory Policies Act of 1978, the Energy Policy Act of 1992 and the Energy Policy Act of 2005 ("EPACT 2005"), which, among other things, repealed and replaced the Public Utility Holding Company Act of 1935 with the Public Utility Holding Company Act of 2005 ("PUHCA 2005").

        The electricity industry in the U.S. is decentralized and is comprised of the following sectors: (i) a generation sector, consisting of regulated electricity companies, wholesale electricity suppliers and governmental entities; (ii) a high-voltage transmission sector, consisting of the regulated electricity companies and the governmental entities owning the transmission network and regional transmission organizations, independent system operators and the companies controlling and scheduling the use of the transmission network; (iii) a distribution sector, consisting of regulated electricity companies and governmental entities that transport the energy from the high-voltage network to end users and (iv) electricity companies and, in some limited markets, competitive suppliers, which sell electricity to retail consumers.

        Pursuant to its authority under the FPA, FERC regulates as "public utilities" those entities that own or operate facilities used for the wholesale sale of electric energy in interstate commerce. Thus, the owners of wind energy projects that make wholesale sales of electric energy are considered FERC-jurisdictional public utilities. Marketers of electric energy that do not own any generating facilities are also considered public utilities subject to FERC's jurisdiction under the FPA. Among other things, public utilities are subject to rate and financial regulation by FERC, and FERC has the authority to review and approve certain mergers and acquisitions involving public utilities.

        Exempt wholesale generators ("EWGs") are generation owning public utilities (including producers of renewable energy, such as wind projects) that are engaged exclusively in the business of owning and/or operating generating facilities and selling electric energy at wholesale. An EWG cannot own or operate transmission facilities (other than the limited facilities necessary to connect its generating facility to the grid) or make retail sales of electric energy. The owner of a renewable energy facility that has been certified as an EWG in accordance with FERC's regulations is subject to the FPA and to FERC's ratemaking jurisdiction, but FERC typically grants EWGs the authority to charge market-based rates as long as the EWG can demonstrate that it does not have, or has adequately mitigated, market power and cannot otherwise erect barriers to market entry. FERC generally grants an EWG waivers from many of the requirements that are otherwise imposed on public utilities under the FPA.

        Certain small power production facilities may qualify as "Qualifying Facilities" ("QFs") under PUHCA 2005. A wind powered generating facility with a generating capacity of 80 MW or less (or the aggregation of all such facilities owned or operated by the same person or its affiliates within one mile of the facility) is deemed to be a QF. Certain QFs, including renewable energy facilities with a generating capacity of 30 MW or less, are exempt from certain provisions of the FPA, including the accounting and reporting requirements, and mergers and acquisitions oversight, facility disposition regulations and several other provisions of the FPA. Additionally, renewable energy facilities with a generating capacity of 30 MW or less are exempt from FERC's ratemaking authority under the FPA. Among other things, EPACT of 2005 provides for the elimination of the obligation imposed on certain utilities to purchase power from QFs at an avoided cost rate under certain conditions. However, the purchase obligation is only eliminated if FERC first finds that a QF has non-discriminatory access to wholesale energy markets having certain characteristics, including non-discriminatory transmission and interconnection services provided by a regional transmission entity in certain circumstances. All QFs have the right to require an electric utility to interconnect it to the utility's electric system, and to purchase firm power service, back-up power and supplementary power from that interconnected electric utility at reasonable and non-discriminatory rates. Finally, a QF is exempt from the laws of the states, which otherwise regulate the ownership, rates and terms of sales, corporate governance and financing of electric utilities. QF status is available only for facilities located in the U.S. and certain of its protectorates.

        FERC also implements the requirements of PUHCA 2005, which imposes certain obligations on "holding companies" that have direct and indirect interests in companies that own or operate facilities used for the generation of electricity for sale, including wind energy projects. As a general matter, PUHCA 2005 imposes an obligation on such holding companies and certain of their affiliates to maintain and make available to FERC various books, accounts, memoranda and other records relating to costs incurred by any affiliated electric utility company. Holding companies that own only EWGs, QFs or foreign utility companies are exempt from most of the PUHCA 2005 requirements.

        On August 8, 2005, Congress enacted EPACT 2005. Among other matters, EPACT 2005 amends the FPA, to add an anti-manipulation provision that makes it unlawful for any entity to engage in prohibited behavior in contravention of rules and regulations to be prescribed by FERC and provides FERC with additional civil penalty authority. On January 19, 2006, FERC issued Order No. 670, a rule implementing the anti-manipulation provision of EPACT 2005, and subsequently denied rehearing. The rules make it unlawful to: (1) in connection with the purchase or sale of electric energy subject to the jurisdiction of FERC, or the purchase or sale of transmission services subject to the jurisdiction of FERC, for any entity, directly or indirectly, to use or employ any device, scheme or artifice to defraud; (2) to make any untrue statement of material fact or omit to make any such statement necessary to make the statements made not misleading; or (3) to engage in any act or practice that operates as a fraud or deceit upon any person. The new anti-manipulation rule does not apply to activities that relate only to intrastate or other non-jurisdictional sales or gathering, but does apply to activities of gas pipelines and storage companies that provide interstate services, as well as otherwise non-jurisdictional entities to the extent the activities are conducted "in connection with" energy sales, purchases or transportation subject to FERC jurisdiction.

        EPACT 2005 also amends the FPA to give FERC authority to impose civil penalties for violations of these statutes up to $1,000,000 per day per violation for violations occurring after August 8, 2005. In connection with this enhanced civil penalty authority, FERC issued a policy statement on enforcement to provide guidance regarding the enforcement of the statutes, orders, rules and regulations it administers, including factors to be considered in determining the appropriate enforcement action to be taken. The anti-manipulation rule and enhanced civil penalty authority reflect an expansion of FERC's FPA enforcement authority.

Regulatory and state agencies

        State regulatory agencies have jurisdiction over the rates and terms of electricity service to retail customers. In some states, the regulatory agency determines whether a customer may terminate its utility service in order to meet its needs with self-generated power, or power from a non-utility third party, and whether the customer must pay a special charge for the right to "go off the grid" partially or completely.

        As noted above, an EWG is not permitted to make retail sales. States may or may not permit QFs to engage in retail sales; however, QFs are exempt by FERC regulations from the most burdensome utility-type regulation by the relevant state regulatory authorities.

        In certain states, approval of the construction of new electricity generating facilities, including renewable energy facilities such as wind energy projects, has been centralized and is obtained from a state agency, with only limited ministerial approvals required from state and local governments. However, in many states the permit process for power plants (including wind energy projects) has not been centralized and instead remains principally subject to land-use and similar regulations of county and city governments. State level authorizations may involve a more extensive approval process, possibly including an environmental impact evaluation and opposition by interested parties or utilities.

         ISO New England and New York ISO.    ISO-NE is a regional transmission organization ("RTO"), serving Connecticut, Maine, Massachusetts, New Hampshire, Rhode Island and Vermont. ISO-NE operates the region's interstate high-voltage transmission lines and wholesale electricity marketplace, through which bulk electric power has been bought, sold and traded since 1999. NYISO performs the same role in New York. ISO-NE and NYISO each manage the planning and interconnection of new transmission and generation in their respective regions. ISO-NE and NYISO are independent, not-for-profit corporations.

         New York Public Service Commission.    The NYPSC, currently exercises limited jurisdiction over the owners of generating facilities in New York State. For example, the NYPSC exercises jurisdiction with respect to transfers of control over companies owning generating assets in New York State. In addition, the NYPSC must approve any debt issued by a generating owner that is secured by assets located in New York State. Under New York State law and EPACT 2005, NYPSC has authority to impose reliability standards that exceed those imposed by other state authorities.

         California Independent System Operator.    CA-ISO is responsible for most regional transmission and power market activities in California. In other states, the markets are based purely on bilateral transactions, with local regulated utilities responsible for balancing the hourly market. Since the California energy crisis, characterized by price spikes, rolling blackouts and utility bankruptcies, California utilities have built generation to satisfy their own electricity demand, and rely on rate-based recovery to increase their supply and grow their revenues. A recently implemented resource adequacy requirement creates payments to generators for providing capacity, which ensures system reliability and provides variable payments for providing energy.

         Hawaii Public Utility Commission.    The Hawaii PUC regulates public utility companies operating in the state and establishes rates, tariffs, charges and fees. The PUC has been active in promoting energy efficiency and renewable energy projects. In 2005, Hawaii was one of six states that partnered with the EPA to explore approaches for reducing the cost of consumer electric and gas bills through policies and practices focused on energy efficiency and renewable energy sources. In March 2007, the PUC established a Public Benefits Fund to promote the development of programs that increase energy efficiency and to decrease the state's reliance on fossil fuels. Under the program, each of the Hawaii electric companies transfers responsibility for its own energy efficiency programs to the Fund administrator with the goal of increasing the cost-effectiveness of all such programs.

Environmental Regulation

        In the course of developing, constructing and operating our projects, we install meteorological towers and wind turbines, and construct and install gathering lines, transmission lines and related facilities, including access roads and substations. We also must maintain these structures and facilities after they are constructed. These activities involve the disturbance of land and require numerous federal, state and local environmental permits, authorizations and reviews.

        At the federal level, we may be required to obtain permits under Section 404 of the Clean Water Act from the Army Corps for the discharge of dredged or fill material into waters of the U.S., including wetlands and streams, in connection with the construction of access roads, transmission lines and other facilities associated with our projects. We also may be required to obtain permits under Section 10 of the Rivers and Harbors Act of 1899 for these same activities, to the extent they involve placement of structures in navigable waters or other work that would affect the course, location, condition, or capacity of any navigable water of the U.S. In addition, we may be required to obtain permits under Section 402 of the Clean Water Act from the EPA (or the relevant state environmental agency in states where the permit program has been delegated to the state) for discharges of pollutants into waters of the U.S. (typically, stormwater runoff associated with construction activities). Because of the height of our wind turbines, we may be required to obtain Determinations of No Hazard to Air Navigation from the Federal Aviation Administration. In addition, in circumstances where our meteorological towers, transmission lines, or other facilities are located on federal land, we are required to obtain rights-of-way from the BLM or other federal land management agencies.

        Our projects are subject to environmental review under the federal NEPA. NEPA requires federal agencies to evaluate the environmental impact of all "major federal actions" significantly affecting the quality of the human environment. The granting of a federal permit for a major development project or the interconnection of a significant private project into a federal project generally is considered a "major federal action" that requires review under NEPA. Therefore, many of our projects require review and evaluation under NEPA. As part of this evaluation, the federal agency considers a broad array of environmental impacts, including impacts on air quality, water quality, wildlife (including threatened and endangered species), historical and archeological resources, geology, socioeconomics and aesthetics. NEPA also requires the consideration of alternatives to the project. The NEPA review process, especially the preparation of a full Environmental Impact Statement ("EIS"), can be time-consuming and expensive. The purpose of the NEPA review process is to inform federal agencies' decision making on whether federal approval should be granted for a project and to provide the public an opportunity to comment on the environmental impacts of a proposed project. While NEPA requires only that an environmental evaluation be conducted and does not mandate a result, a federal agency could decide to deny a permit based on its environmental review under NEPA.

        Federal agencies granting permits for our projects also must consider impacts to endangered and threatened species and their habitat under the Endangered Species Act ("ESA"). We also must comply with and are subject to liability under the ESA, which prohibits and imposes stringent penalties for the harming of endangered or threatened species and their habitat. Our projects also are subject to compliance with the Migratory Bird Treaty Act and the Bald and Golden Eagle Protection Act, which protect migratory birds and bald and golden eagles. The operation of wind turbines may result in injury or fatalities to birds and bats and opponents to wind energy projects frequently challenge projects on this basis. We believe that we have minimized these impacts to the extent practicable. Federal and state agencies may require and we may conduct avian risk studies prior to the issuance of permits for our projects. Agencies may require ongoing monitoring or mitigation activities as a condition to the approval of a project. Federal agencies also must consider a project's impacts on historic or archeological resources under the National Historic Preservation Act, and we may be required to conduct archeological surveys of project sites and to avoid or preserve historical areas or artifacts.

        As part of our construction, operation and maintenance activities, we may use or store petroleum products such as diesel fuel, lubricating oils and hydraulic fluid. We are subject to applicable requirements regarding the storage, use and disposal of these substances, including relevant spill prevention, control and countermeasure requirements. Spills or releases may occur in the course of our operations, and we could incur substantial cleanup costs and liabilities as a result of such spills or releases, including those relating to claims for damage to property and persons. Additionally, our projects may be located on properties that had become contaminated from prior operations, and we could be held liable for the remediation of such historical contamination. The Comprehensive Environmental Response, Compensation, and Liability Act ("CERCLA"), also known as the Superfund law, and comparable state laws impose joint and several liability, without regard to fault or legality of conduct, on classes of persons who are considered to be responsible for the release of a hazardous substance into the environment.

        In addition to federal requirements, because our projects are located in or are being developed in numerous states, we are subject to a variety of state environmental review and permitting requirements. Many states in which our projects are located or are being developed have state laws similar to NEPA (described above) that require state agencies to evaluate the environmental impact of state permitting actions. States with such procedures include California, Hawaii, New York and Washington. Thus, our projects may be subject to comprehensive state environmental reviews even if they are not subject to the federal NEPA. In some cases, the state environmental review may be more stringent than the federal review. Our projects also may require state-law based permits in addition to federal permits. State agencies evaluate similar issues as federal agencies, including the project's impact on wildlife, historic sites, aesthetics, agricultural operations and scenic areas. Some states have a separate permitting and review process for energy facilities, including wind energy facilities. States may impose different or additional monitoring or mitigation requirements than federal agencies.

        Our projects also are subject to local environmental and regulatory requirements, including land use, zoning, building and transportation requirements. Opponents of wind energy projects frequently try to rely on local land use requirements in opposing the projects and object to the projects' impact on the visual landscape. Local or state agencies also may require us to develop decommissioning plans and establish financial assurances for decommissioning.

        We may incur significant costs and liabilities as a result of environmental, health and safety requirements applicable to our activities. Compliance with these requirements may increase the cost of the development, construction and operation of our projects and may prevent or delay the commencement or continuance of a given project. Failure to comply with environmental laws and regulations may result in the assessment of administrative, civil and criminal penalties, imposition of investigatory, cleanup and site restoration costs and liens, the denial or revocation of permits or other authorizations and issuance of injunctions to limit or cease operations. In addition, claims for damages to persons or property may result from environmental and other impacts of our activities.

        The process for performing environmental impact studies and reviews for federal, state and local permits for our projects involves a significant investment of time and monetary resources. We cannot control the various permit approval processes. We cannot predict whether all permits required for a given project will be granted or whether such permits will be the subject of significant opposition. The denial of a permit essential to a project or the imposition of conditions with which it is not practicable or feasible to comply could impair our ability to develop, or prevent us from developing, a project. Significant opposition and delay in the environmental review and permitting process could also impair or delay our ability to develop a project. Additionally, the passage of more stringent environmental laws could impair our ability to develop wind energy projects and have an adverse effect on our results of operations and our financial condition.

        We believe we have obtained all required permits and conducted all required environmental reviews and studies for our existing operating projects, and have obtained the necessary permits to allow commencement of construction for projects currently under construction. We believe our operating projects are in substantial compliance with all existing environmental laws, regulations and permits and that our continued compliance with existing requirements will not have a material adverse effect on our financial condition and results of operations. We do not anticipate material capital expenditures for environmental controls for our operating projects for the current or succeeding fiscal years.

        In connection with our Kaheawa Wind Power I project, we are required to implement a 20-year habitat conservation plan. The plan is designed to mitigate the incidental injury or death of four federally listed species that may occur when these species fly in the vicinity of the project. We employ two full-time biologists and two part-time technicians on site to assist us in compliance with the plan. The cost of implementing the plan is estimated to be approximately $1 million over the life of the plan. We were required to secure letters of credit totaling $2.4 million for the benefit of the Hawaii Department of Land and Natural Resources to comply with certain environmental conditions under the plan.

        Our Steel Winds I project is located on a former steel mill property that is considered to be a brownfield site. In 2007, the independent developer that was developing Steel Winds I entered into a Brownfield Site Cleanup Agreement with NYSDEC, pursuant to which he agreed to undertake certain environmental investigatory and remediation activities on the portion of the site on which the project is located. In December 2007, NYSDEC issued a Certificate of Completion to us confirming that we had completed the requirements of the agreement and achieved a cleanup level consistent with commercial and industrial use of the site. The issuance of the Certificate of Completion provides us with protection from cleanup liability to the State of New York, but not against liability from third-party claims. We are required to implement certain ongoing environmental monitoring and maintenance requirements at the site as part of our liability protection.

Properties

        In addition to the properties we own or lease on which we construct and operate our wind energy projects, we also lease offices in several locations. Our headquarters are located in Newton, Massachusetts. We lease our 13,735 square foot headquarters in Newton from NS Wells Acquisition, LLC and our lease expires May 12, 2012. As of August 31, 2008, we also had offices in San Diego, San Francisco and Murrieta, California; Maui, Hawaii; Portland, Maine; Cohocton, Prattsburgh and Attica, New York; Milford City, Utah; Montpelier, Vermont and The Dalles and Portland, Oregon.

Seasonality

        Each of our projects will have a unique daily and seasonal variation in its wind resource, which will in turn affect the revenue profile of that project during the course of the year. For example, our projects in the Northeast tend to be sited in winter peaking, storm driven wind resources with a majority of electricity (and therefore REC production) occurring from October through April. In the Southwest, the wind resource is more often summer peaking and driven by thermal conditions that result from heat generated by sunlight. In Hawaii, we experience trade winds throughout the year. These daily and seasonal variations are carefully studied by our meteorological professionals in order to develop an accurate annual output profile so that cash flows and hedges can be planned for financings. By combining more than one project into a single financing, we can mitigate a portion of the daily and seasonal variability that occurs at individual project sites.

        In regions in which there are liquid power markets, the price of electricity may vary by season, depending on weather conditions that often affect system load conditions, as in the case of extreme heat or cold leading to increased use of heating, ventilation and air conditioning systems. We are able to mitigate some of the seasonal variation in pricing by hedging a portion of our output in floating-for-fixed energy swaps.

Intellectual Property

        Other than trade and service marks for our company name and our trademark "Clean energy. Made here.", we do not have any material intellectual property rights.

MANAGEMENT

Executive Officers and Directors

        The following discussion sets forth, after giving effect to our corporate reorganization, the names, ages, positions and descriptions of the business experience of our executive officers and directors.

Name	Age	Position(s) Held
Paul Gaynor	43	Chief Executive Officer, President and Director
Michael Alvarez	52	Executive Vice President and Chief Operating Officer
Michael Metzner	46	Executive Vice President and Chief Financial Officer
Kurt Adams	42	Executive Vice President and Chief Development Officer
Evelyn Lim	37	Senior Vice President and General Counsel
Timothy Rosenzweig	40	Senior Vice President, Finance
Zaid Alsikafi	33	Director
Richard Aube	39	Director
Patrick Eilers	42	Director
Peter Gish	46	Director
Stephen Key	65	Director, Chairman of the Audit Committee
Bryan Martin	40	Director, Chairman of the Compensation Committee
Jimmy Mogg	59	Director and Chairman of the Board and the Nominating and Corporate Governance Committee

        Paul Gaynor has served as our Chief Executive Officer and President since 2004. Mr. Gaynor has also served as a member of our board of directors since 2008. Mr. Gaynor has more than 20 years of experience in the energy field, encompassing leadership and finance roles in the energy, power and pipeline sectors. Prior to joining us in 2004, Mr. Gaynor served as chief financial officer of Noble Power Assets, LLC, a private equity backed power plant acquisition company, from May 2003 to April 2004. Between September 2002 and April 2003, he held concurrent positions with the Singapore Power Group: (i) senior vice president and chief development officer of the Singapore Power Group and (ii) chief operating officer of Singapore Power International, an unregulated international subsidiary. In August 2000, he joined the Singapore Power Group as senior vice president and chief financial officer, where he was responsible for all financial matters of the company. Mr. Gaynor worked for GE Capital and GE Power Systems for nearly 10 years in a variety of positions. Mr. Gaynor has a B.S. from Worcester Polytechnic Institute and an M.B.A. from the University of Chicago.

        Michael Alvarez has served as our Executive Vice President and Chief Operating Officer since 2006. Prior to joining us, Mr. Alvarez served as the vice president of strategic planning of Edison International from 2005 to 2006. Prior to that, he served as executive vice president, chief financial officer and general counsel of Nexant, Inc., a privately held San Francisco based company that provides software and advisory services to the global energy industry, from 2000 to 2006. Before Nexant, Mr. Alvarez was employed by PSG International in London, where he managed the development of the $2.3 billion, 1,700-kilometer TransCaspian natural gas pipeline. Mr. Alvarez has a B.A. and a J.D. from the University of Virginia.

        Michael Metzner has served as our Executive Vice President and Chief Financial Officer since 2008. Previously, Mr. Metzner was senior vice president and treasurer at Exelon Corporation where he was responsible for corporate finance, enterprise risk management, investments and investor relations. Mr. Metzner was with Exelon in various roles from 1999 to 2008. Prior to Exelon, Mr. Metzner was with Atlantic Richfield Company (ARCO) in Los Angeles for ten years in international business development and a variety of finance roles. Mr. Metzner has a B.S. from the State University of New York, College at Brockport and an M.B.A. from the University of Chicago.

        Kurt Adams served as our Senior Vice President, Transmission from May 2008, when he joined us, to October 2008 and has served as our Executive Vice President and Chief Development Officer since October 2008. Prior to joining us, Mr. Adams served as the chairman of the Maine Public Utilities Commission from 2005 to May 2008, where he served as Maine's primary regulator of transmission infrastructure. While chairman, Mr. Adams served as a member of the New England Conference of Public Utilities Commissions, the National Association of Regulatory Utility Commissions ("NARUC"), the NARUC Electricity Committee, the NARUC Competitive Procurement Committee and as Maine's representative on the New England State Committee on Electricity. Prior to serving as the chairman of the Maine PUC, Mr. Adams was Governor John Baldacci's chief legal counsel from 2003 to 2005. Mr. Adams was a partner in the law firm of Bernstein, Shur, Sawyer & Nelson in Portland, Maine. Mr. Adams has a B.A. in government from Skidmore College, an M.A. in International Affairs from George Washington University and a J.D. from the University of Maine Law School.

        Evelyn Lim has served as our Senior Vice President and General Counsel since 2006. Ms. Lim joined us after serving as a partner in the finance group of McDermott, Will & Emery LLP in Los Angeles and London from September 2005 to September 2006. Prior to that, she was an associate with Milbank, Tweed, Hadley & McCloy LLP in New York and Los Angeles from 1997 to 2005. Ms. Lim has a B.S. from Cornell University and a J.D. from Fordham University.

        Timothy Rosenzweig served as our Chief Financial Officer from 2002 to 2008 and has served as our Senior Vice President of Finance since 2002. Prior to joining us, Mr. Rosenzweig was a vice president at GE Capital's Capital Market Services group in Hong Kong, Singapore and Stamford, Connecticut from 1995 to 2001. Prior to joining GE Capital, Mr. Rosenzweig served as an analyst for Lehman Brothers' Utilities and Project Finance Group in New York and Hong Kong from 1992 to 1995. From 2001 to 2002, Mr. Rosenzweig was employed as a vice president at a Nomura backed private equity fund in New York. Mr. Rosenzweig has a B.S. in civil engineering from Johns Hopkins University and an M.B.A. from Columbia University.

        Zaid Alsikafi has been a member of our board of directors since 2008. Mr. Alsikafi is a director at Madison Dearborn Partners, LLC, and has held this position since 2007. From 2003 to 2007, Mr. Alsikafi served as vice president at Madison Dearborn Partners, LLC. Prior to re-joining Madison Dearborn Partners, LLC in 2003, Mr. Alsikafi was with Goldman, Sachs & Co. in the financial institutions group from 1997 to 1999 and with Madison Dearborn Partners, LLC as an associate from 1999 to 2001. Mr. Alsikafi currently serves on the board of directors of Boise Inc., Boise Cascade, LLC, Univision Communications Inc. and US Power Generating Company. Mr. Alsikafi has a B.S. from the University of Pennsylvania and an M.B.A. from Harvard University.

        Richard Aube has been a member of our board of directors and has served on our Audit Committee since 2008. Mr. Aube has served as a managing director of D. E. Shaw & Co., L.P. and co-head of the D. E. Shaw group's U.S. growth and buyout private equity unit since joining D. E. Shaw & Co., L.P. in 2005. Prior to joining D. E. Shaw & Co., L.P., Mr. Aube served as a principal and a partner at J.P. Morgan Partners, LLC from 2000 to 2005, where he focused on private equity opportunities in the energy, chemical, general industrial and retail sectors. Prior to that time he served as a partner at the Beacon Group, LLC and as co-manager of Beacon Group Energy Investors II, LP, and worked as an investment banker in the natural resources group at Morgan Stanley & Co. Inc. While at J.P. Morgan Partners, Mr. Aube served on the boards of directors of Bill Barrett Corporation; KRATON Polymers, LLC; Latigo Petroleum, Inc.; and PQ Corporation, and on the investment committee of Lime Rock Partners. Mr. Aube currently serves on the boards of directors of Aspen Marketing Services, Inc.; and Green Rock Energy, L.L.C. Mr. Aube earned his A.B. from Dartmouth College.

        Patrick Eilers has been a member of our board of directors and has served on our Compensation Committee since 2008. Mr. Eilers is a managing director at Madison Dearborn Partners, LLC, where he is responsible for the firm's energy and power practice and he has held this position since 2007. From 2003 and 2007, Mr. Eilers served as a director of Madison Dearborn Partners, LLC, and from 1999 to 2003 he was a vice president. Prior to joining Madison Dearborn Partners, LLC, Mr. Eilers served as a director of Jordan Industries, Inc. from 1995 to 1997 and as an Associate of IAI Venture Capital, Inc. from 1990 to 1994. Mr. Eilers played professional football with the Chicago Bears, Washington Redskins and Minnesota Vikings from 1990 to 1995. Mr. Eilers currently serves on the Board of Directors of Magellan GP, LLC, Magellan Midstream Holdings GP, LLC and US Power Generating Company. Mr. Eilers has a B.S. in Mechanical Engineering and Biology from the University of Notre Dame and an M.B.A. from Northwestern University.

        Peter Gish has served as a member of our board of directors since 2008. Mr. Gish has served as a partner, co-founder and board member of UPC Renewables since 2007, a company dedicated to developing wind and solar projects in Europe and Asia and has served as managing director of UPC North Africa Wind Partners since July 2003. From 1997 to 2005, Mr. Gish served as corporate and project counsel and managing director for UPC International Partnership CV II, an entity that successfully developed wind projects in Italy with capacity in excess of 600 MW. He has also served as on the steering committee of the National Wind Coordinating Committee since 2004 and as a lecturer in finance and public policy at the University of Massachusetts, Graduate School of Management. Mr. Gish has a Bachelors Degree in Religion from Dartmouth College, a J.D. from Boston College Law School, and a Masters Degree in Jurisprudence from Oxford University.

        Stephen Key has served as a member of our board of directors and Chairman of our Audit Committee since July 2008. Mr. Key is sole proprietor of Key Consulting, LLC, a management and financial consulting business he started in 2003. From 1995 to 2001, Mr. Key was the executive vice president and chief financial officer of Textron Inc. and from 1992 to 1995 he served as the executive vice president and chief financial officer of ConAgra, Inc. From 1968 to 1991, Mr. Key worked at Ernst & Young, serving in various capacities, including as the managing partner of Ernst & Young's New York office from 1988 to 1991. His professional affiliations include: member, board of directors, member of compensation and governance committees, and chairman of the audit committee of Greenhill & Co., Inc.; and member, board of directors and chairman of the audit committee of 1-800 CONTACTS. Mr. Key earned an A.B. in Economics and Mathematics from Dartmouth College in 1966 and an M.B.A. from Cornell University in 1968.

        Bryan Martin has served as a member of our board of directors and Chairman of our Compensation Committee since 2008. Mr. Martin also serves as the Chairman of our Compliance Subcommittee. Mr. Martin has served as a managing director of D. E. Shaw & Co., L.P., and co-head of the D. E. Shaw group's U.S. growth and buyout private equity unit since joining D. E. Shaw & Co., L.P. in 2005. Prior to joining D. E. Shaw & Co., L.P., Mr. Martin served as a principal and a partner at J.P. Morgan Partners, LLC from 2000 to 2005, focusing on the firm's leveraged buyout investments in, among other sectors, the energy, retail and industrial growth sectors. Before that, he was a partner at the Beacon Group, LLC and co-manager of Beacon Group Energy Investors II, LP. Mr. Martin began his career as an equity analyst at Fidelity Investments, ultimately co-managing that firm's Select Energy Fund and working on its Specialty Retail Fund. Mr. Martin has served on a wide variety of public and private boards of directors, including Carrizo Oil & Gas, Inc.; Crosstown Traders, Inc.; General Maritime; Noble Environmental Power, LLC; Shell Technology Investment Partners C.V.; and Vetco International Ltd., and on the investment committee of Lime Rock Partners. He currently serves on the boards of directors of Aspen Marketing Services, Inc.; Franklin Holdings (Bermuda), Ltd.; Green Rock Energy, L.L.C. and on the board of managers of Snikiddy, LLC. Mr. Martin received a B.A. in history from Yale University and an M.B.A. from Northwestern University.

        Jimmy Mogg has served as a member of our board of directors and Chairman of our board of directors since July 2008. Mr. Mogg also serves as the Chairman of our Nominating and Governance Committee. During 2006, Mr. Mogg served as advisor to the chairman of Duke Energy Corporation;

from 2004 to 2006 he served as group vice president and chief development officer of Duke Energy Corporation; and from 2000 to 2004 he served as chairman, president and chief executive officer of Duke Energy Field Services. Also, from 2000 to 2005 Mr. Mogg was vice chairman/chairman of TEPPCO Partners and from 2005 to 2007 he was chairman of DCP Midstream Partners. Prior to this time, Mr. Mogg served in various executive and senior management positions at Duke Energy and Pan Energy. Since May 2007, Mr. Mogg has served on the board of directors, the compensation committee and the nominating and corporate governance committee of Bill Barrett Corporation and the board of directors, compensation committee and corporate governance committee of Oneok, Inc. Mr. Mogg has a B.S. in Mathematics from Southwestern Oklahoma State University and completed the A.M.P. at Harvard Business School.

        There are no family relationships between our directors and executive officers.

Board Composition

        Our certificate of incorporation will provide that our board of directors will consist of such number of directors as determined from time to time by a resolution adopted by a majority of the total number of directors then in office. Initially, we expect that our board of directors will consist of ten members, two of whom will qualify as "independent" according to the rules and regulations of the SEC and Nasdaq. Prior to the completion of this offering, an additional representative of each of the D. E. Shaw group and Madison Dearborn is expected to be elected to our board. In addition, we expect to add a third independent director within one year after the effective date of the registration statement. Any additional directorships resulting from an increase in the number of directors may only be filled by the directors then in office. The term of office for each director will be until his or her successor is elected and qualified or until his or her earlier death, resignation or removal. Stockholders will elect directors each year at our annual meeting. We expect our Sponsors to enter into a shareholders' agreement in which they will agree to elect certain persons as directors.

        Following the consummation of this offering, we will be deemed to be a "controlled company" under the rules of Nasdaq because more than 50% of our voting power is held by our Sponsors, who are entering into a shareholders' agreement in connection with the closing of this offering. We intend to rely upon the "controlled company" exception to the board of directors and committee independence requirements under Rule 4350(c)(5) of Nasdaq. See "The Reorganization and Our Holding Company Structure—Shareholders' Agreement." Pursuant to this exception, we will be exempt from the rules that would otherwise require that our board of directors consist of a majority of independent directors and that our Compensation Committee and Nominating and Corporate Governance Committee be composed entirely of independent directors. The "controlled company" exception does not modify the independence requirements for the Audit Committee, and we intend to comply with the requirements of the Sarbanes-Oxley Act and Nasdaq rules, which require that our Audit Committee consist exclusively of independent directors, within one year of our initial public offering.

Board Committees

        We currently have an Audit Committee, a Compensation Committee and a Nominating and Corporate Governance Committee. Our board of directors will adopt a written charter for each of its committees prior to the completion of this offering, which will be available on our website. The composition, duties and responsibilities of these committees are set forth below. Committee members will hold office for a term of one year. In the future, our board may establish other committees, as it deems appropriate, to assist with its responsibilities.

         Audit Committee.    The Audit Committee will be responsible for: (1) selecting and compensating the independent auditors; (2) approving the overall scope of the audit; (3) assisting the board in monitoring the integrity of our financial statements, the independent auditors' qualifications and independence, the performance of the independent auditors and our internal audit function and our compliance with legal and regulatory requirements; (4) annually reviewing an independent auditors' report describing the auditing firms' internal quality control procedures and any material issues raised by the most recent internal quality control review, or peer review, of the auditing firm; (5) discussing the annual audited financial and quarterly financial statements with management and the independent auditor; (6) discussing earnings press releases, as well as financial information and earnings guidance provided to analysts and rating agencies from time to time; (7) discussing policies with respect to risk assessment and risk management; (8) meeting separately, periodically, with management, internal auditors and the independent auditor; (9) reviewing with the independent auditor any audit problems or difficulties and management's response; (10) setting clear hiring policies for employees or former employees of the independent auditors; (11) handling such other matters that are specifically delegated to the Audit Committee by the board of directors from time to time; and (12) reporting regularly to the full board of directors.

        Our Audit Committee consists of Messrs. Key (Chairman), Mogg and Aube, and will consist of such directors until such time as we add a third independent director to our board, who will replace Mr. Aube on the Audit Committtee. Our board of directors has determined that Mr. Key and Mr. Mogg will be independent directors according to the rules and regulations of the SEC and the Nasdaq, and Mr. Key will qualify as an "audit committee financial expert" as such term is defined in Item 407(d)(5)(ii) of Regulation S-K.

         Compensation Committee.    The Compensation Committee will be responsible for establishing and overseeing our compensation policies, plans and programs. Our Compensation Committee consists of Messrs. Martin (Chairman), Mogg, and Eilers. For additional information relating to this committee, please read "Executive Compensation—Our Compensation Committee."

         Nominating and Corporate Governance Committee.    Our Nominating and Corporate Governance Committee will assist our board of directors in identifying individuals qualified to become members of management and members of our board of directors consistent with criteria established by our board and to develop our corporate governance principles. This committee's responsibilities include: (1) evaluating the composition, size and governance of our board of directors and its committees and making recommendations regarding future planning and the appointment of directors to our committees; (2) establishing a policy for considering stockholder nominees for election to our board of directors; (3) evaluating and recommending candidates for election to our board of directors; (4) overseeing the performance and self-evaluation process of our board of directors and developing continuing education programs for our directors; (5) reviewing our corporate governance principles and providing recommendations to the board regarding possible changes; (6) evaluating and recommending management candidates; and (7) reviewing and monitoring compliance with our code of ethics and our insider trading policy. Our Nominating and Corporate Governance Committee consists of Messrs. Mogg (Chairman), Key, Martin and Eilers. In addition, our Nominating and Corporate Governance Committee has established a standing Compliance Subcommittee, which Mr. Martin Chairs.

Compensation Committee Interlocks and Insider Participation

        No member of our Compensation Committee is an officer or employee of us, nor is any member a former officer or employee of ours. There are no interlocking relationships between any of our executive officers and the Compensation Committee, on the one hand, and the executive officers and the compensation committees of any other companies, on the other hand.

Code of Ethics

        We plan to adopt a code of ethics that will apply to our principal executive, financial and accounting officers and all persons performing similar functions. We intend to satisfy the requirements under Item 5.05 of Form 8-K regarding disclosure of amendments to, or waivers from, provisions of our code of ethics that apply to our principal executive, financial and accounting officers by posting such information on our website.

Indemnification

        Our certificate of incorporation and bylaws provide indemnification rights to the members of our board of directors. Additionally, we will enter into separate indemnification agreements with the members of our board of directors to provide additional indemnification benefits, including the right to receive advance reimbursements for expenses incurred in connection with a defense for which the director is entitled to indemnification.

EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

        This compensation discussion describes the material elements of compensation awarded to, earned by or paid to our Chief Executive Officer, Chief Financial Officer and our three other most highly compensated executive officers, each as named in the tables below. We refer to all of these officers as "named executive officers." While this compensation discussion focuses primarily on the information contained in the following tables and related footnotes, as well as the narrative relating to the last completed fiscal year, we also describe compensation actions taken before or after the last completed fiscal year to the extent that such discussion enhances the understanding of our executive compensation disclosure. Any reference to the grant of Series B Units in this section is to First Wind Holdings, LLC's old Series B Units, which were issued prior to the reclassification of First Wind Holdings, LLC's units that we are undertaking in connection with our reorganization, which we are effecting immediately prior to this offering. In connection with our reorganization to be completed immediately prior to the closing of this offering all old Series B Units will be converted into new Series B Units, together with a corresponding number of shares of our Class B common stock. See "The Reorganization and Our Holding Company Structure."

        We believe our success depends on the continued contributions of our named executive officers. Our executive compensation programs are designed with the philosophy of attracting, motivating and retaining experienced and qualified executive officers and directors with compensation that recognizes individual merit and overall business results. Our policies are also intended to support the attainment of our strategic objectives by tying the interests of our executive officers with those of our stockholders through operational and financial performance goals and equity based compensation.

        The principal elements of our executive compensation program for 2007 were base salary, discretionary annual cash bonuses, long-term equity incentives in the form of restricted stock awards, as well as other benefits and perquisites. Other benefits and perquisites provided to our executive officers include life, disability and health insurance benefits, a qualified 401(k) savings plan and paid vacation and holidays. We believe that the overall combination of these elements appropriately compensate the executives for their service, while also providing an incentive for the executives to create long-term value for our stock. We believe that these elements are appropriate compensation components for us on an ongoing basis, and we do not anticipate that following this offering our executive compensation packages will be modified to include additional items; however, amounts or percentages of each element may differ between executives and between years based upon the individual performance of the executives and our overall financial success, as shown by the general increase in base salaries for 2008 to reflect the increased responsibilities and duties of our executives following this offering, which is discussed in greater detail below.

Our Compensation Committee

        The Compensation Committee of our board of directors is responsible for the approval, evaluation and oversight of all of our compensation plans, policies and programs. The primary purpose of the Compensation Committee is to assist our board of directors in establishing and implementing our compensation policies and monitoring our compliance with such policies. The members of our Compensation Committee are Messrs. Martin (Chairman), Mogg and Eilers. Mr. Mogg is an independent director in accordance with the NASDAQ rules. From time to time, the Compensation Committee may, whenever it deems appropriate, form and delegate authority to various subcommittees.

        Mr. Martin, as chairman of the committee, is responsible for selecting the time and place of meetings and the agendas therefor.

        The function of the Compensation Committee is more fully described in its charter, which our board of directors will formally adopt prior to completion of this offering. The Compensation Committee reviews and assesses, on an annual basis, the adequacy of the certificate of incorporation and recommends any proposed changes to our board of directors for approval.

        Because we were formed in 2008, our Compensation Committee held no meetings in 2007. The Compensation Committee of First Wind Holdings, LLC held three meetings during 2007.

Responsibilities of the Compensation Committee

        Following the completion of this offering, the responsibilities of the Compensation Committee will include the following:

  •
  reviewing and making recommendations to our board of directors with respect to our general compensation policies;

  •
  reviewing and approving our goals and objectives relating to the compensation of our executive officers, evaluating such officers' performance in light of these goals and recommending compensation levels to our board of directors based on these evaluations;

  •
  reviewing market data to assess our position with respect to the compensation of our executive officers in order to ensure we are competitive with comparable public companies;

  •
  administering our restricted stock plans or other similar plans including selecting to whom grants under any such plans are made and determining the terms and type of any such grant;

  •
  recommending to our board of directors the adoption of amendments to any of our plans and modifying or canceling any existing grants under such plans;

  •
  reviewing the sufficiency of the shares available for grant under any of our equity plans based on our goals for hiring, bonus and retention; and

  •
  preparing the "Report of the Compensation Committee" to be included in our proxy statement.

Compensation Program Objectives

        The objectives of our executive compensation programs are as follows:

  •
  attracting and retaining talented and experienced executives;

  •
  motivating and rewarding executives whose knowledge, skills and performance are critical to our success;

  •
  aligning the interests of our executive officers and stockholders by motivating executive officers to increase stockholder value and rewarding executive officers when stockholder value increases;

  •
  providing a compensation package that is weighted heavily towards pay for performance, and in which total compensation is primarily determined by company and individual results and the creation of stockholder value;

  •
  ensuring fairness among the executive management team by recognizing the contributions each executive makes to our success;

  •
  fostering a shared commitment among executives by coordinating company and individual goals; and

  •
  compensating our executives in accordance with our long-term objectives and goals.

        The Compensation Committee will evaluate the objectives of our executive compensation programs on a regular basis. In determining the objectives of our executive compensation programs, the

Compensation Committee will examine the appropriate matching of compensation to performance for each individual and for the entire executive group.

        The Compensation Committee is responsible for reviewing and making recommendations to our board of directors regarding our executive compensation programs. These programs were implemented to achieve the objectives established by the Compensation Committee for compensating our executive officers. The Compensation Committee will review our executive compensation programs on an annual basis to determine if such programs are effective in achieving the objectives established by the Compensation Committee. Compensation objectives are established based upon various measurements of meeting annual business objectives in comparison to plan, and the associated value creation associated with such objectives, both as individuals and as a management group.

        The Compensation Committee will meet outside the presence of all of our executive officers to consider the appropriate compensation for our Chief Executive Officer. For all other named executive officers, the Compensation Committee will meet outside the presence of all executive officers except our Chief Executive Officer. Our Chief Executive Officer will annually review the performance of each named executive officer with the Compensation Committee and will make recommendations to the Compensation Committee with respect to the appropriate base salary, discretionary cash bonuses and the grant of long-term equity incentive awards. Based in part on these recommendations from our Chief Executive Officer and the other considerations discussed below, the Compensation Committee will approve the annual compensation package of each of our executive officers, other than our Chief Executive Officer. The Compensation Committee alone will analyze the performance of our Chief Executive Officer and determine the base salary, discretionary cash bonus and the grant of long-term equity incentive awards. Input or suggestions applicable to the group or individual compensation from other executive officers will be solicited from our Chief Executive Officer by the Compensation Committee, but the Compensation Committee will typically not solicit input directly from our executive officers, other than our Chief Executive Officer, in determining compensation levels of our other executive officers. The Compensation Committee may seek input from our executive officers in addition to our Chief Executive Officer when establishing future performance goals of our individual executive officers.

        The Compensation Committee will establish specific performance targets that our executive officers must achieve in order to receive certain types of compensation, including base pay increases, annual bonuses and performance awards under our Long Term Incentive Plan ("LTIP Plan"). With respect to performance targets for executives other than our Chief Executive Officer, such targets will initially be recommended by our Chief Executive Officer subject to confirmation by the Compensation Committee. We expect these performance targets to be accurate indicators of the executive officers' impact on our operational success and provide specific standards that motivate the officers to perform in our best interests and in our stockholders' best interests. We expect these targets to include performance measures that increase the value of the company, including, but not limited to: meeting financial targets associated with the operation and construction of our projects, achieving certain milestones within our project development portfolio, and specific major tasks that need to be accomplished to ensure the financial health of our company. Each officer's individual goals will be set based upon those activities that he or she can control. With respect to performance targets for our Chief Executive Officer, such targets will be established by the Compensation Committee and include performance measures similar to those used to evaluate our other executive officers. These measures are designed to create value for the company by providing an incentive for the Chief Executive Officer to perform the duties under his or her control to the best of his or her abilities.

        Specifically, compensation will be based upon a competitive plan and paid based upon a combination of group and individual goals that include meeting or exceeding key financial criteria and other goals established by the board that would enhance the value of our stock. In addition, there are certain transactional achievements that must be achieved each year to insure our financial health. For example, the Chief Financial Officer may need to negotiate the extension of our current indebtedness, and the Chief Operating Officer may need to reduce project operating expenses to a directed level. Each one of the financial, operational or transactional goals will be weighted for each executive to match its importance.

Certain Policies of Our Executive Compensation Programs

        We have adopted the following material policies relating to our executive compensation programs:

  •
  Allocation between long-term and current compensation.  Current compensation consists of base pay and discretionary cash bonuses. The long-term compensation will consist entirely of awards under our LTIP Plan. The allocation between long-term and current compensation will be based on the nature of each executive's annual performance objectives and retention objectives of the company.

  •
  Allocation between cash and non-cash compensation.  It is our policy to provide all current compensation in cash and all long-term compensation in the form of awards tied to our common stock. The allocation between cash and non-cash compensation likewise will be based on each executives annual performance objectives and the retention objectives of the company.

Our Executive Compensation Programs

        Overall, our executive compensation programs are designed to be consistent with the objectives and principals set forth above. The basic elements of our executive compensation programs are summarized in the table below, followed by a more detailed discussion of each compensation program.

Element	Characteristics	Purpose
Base Salary	Fixed amount adjusted annually	Attract and retain
Discretionary Bonus	Based upon performance individually and as an executive group	To motivate and enhance share price, short-term and long-term financial growth and stability of the company
Long-Term Incentive Plan	Based upon performance individually and as an executive group	To retain and motivate our executives over a longer term
401(k) Plan	Voluntary annual contributions matched by the company	Enhance overall compensation package
Medical Benefits	Ongoing medical participation in medical, life, disability, dental and vision policies	Attract and retain

        All pay elements are cash-based except for the LTIP Plan, which is an equity-based award. We consider individual performance, the nature of each executive's annual performance objectives, and competitive market conditions in determining the amounts to be paid, the allocation between cash versus equity and how much of a named executive officer's compensation should be short-term versus long-term. We believe that a substantial portion of each named executive officer's compensation should be in performance-based pay to motivate our executives to act in our stockholders' best interests.

        In determining whether to increase or decrease compensation to our executive officers, including our named executive officers, we take into account such items as the annual changes (if any) in the contributions made by the executive officer, the performance of the executive officer, the increases or decreases in responsibilities and roles of the executive officer, the business needs of the executive officer, the transferability of managerial skills to another employer, the relevance of the executive officer's experience to other potential employers and the readiness of the executive officer to assume a more significant role with another organization. These factors are not used in a specific formula, but are instead weighted at the discretion of the Compensation Committee as appropriate for each executive.

        In general, compensation or amounts realized by executives from prior compensation from us, such as gains from previous equity based awards, are not taken into account in setting other elements of compensation, such as base pay, discretionary bonuses or awards of restricted stock under our long-term equity incentive program. In doing so, we are focused on providing incentives for retaining our executives in a competitive marketplace as well as providing performance incentives for our and our stockholders' benefit. With respect to new executive officers, we take into account their prior base salary and annual cash incentives, as well as the contributions expected to be made by the new executive officer and the role of the executive officer with us. We believe that each of our executive officers should be fairly compensated each year relative to the pay levels of our other executive officers.

Annual Cash Compensation

        To attract and retain executives with the ability and the experience necessary to lead us and deliver strong performance to our stockholders, we provide a competitive total compensation package. To date, in order to obtain information about competitive compensation we have relied on informal reviews of compensation practices of similar companies as well as information we receive from executive search firms. In future periods, our Compensation Committee will consider retaining compensation consultants to provide us with this information. Base salaries are intended to compensate our executives for their services in accordance with their levels of responsibility within our company, while total compensation is intended to align the financial objectives of the company with the management team by containing a significant equity component. Our cash compensation considers individual performance and experience, to ensure that each executive is appropriately compensated.

Base Salary

        We review the salary ranges of our executives as a group, and individual salaries for our executive officers, annually. We establish the base salary for each executive officer based on a consideration of many internal factors, such as the individual's performance and experience and the pay of others on the executive team.

        When establishing the base salary of any executive officer, we consider business requirements for certain skills, individual experience and contributions, the roles and responsibilities of the executive and other factors. We believe competitive base salary is necessary to attract and retain an executive management team with the appropriate abilities and experience required to lead us. In 2007, we initially anticipated that each executive's base salary would range between 40% to 60% of that executive's total compensation, depending on the executive's role with us and achievement or failure to achieve targeted performance goals. Due to the performance of our executive officers during 2007 and our overall performance relative to our peers, the base salary for our named executive officers actually ranged between 20% to 44% of each named executive's total compensation.

        During 2007, the base salaries of our named executive officers were based upon their overall responsibility for our operation and growth. Mr. Gaynor, our Chief Executive Officer and President, earned the largest salary and bonus because of his significantly larger responsibility for our overall strategic direction, operation and performance. Mr. Alvarez, our Executive Vice President and Chief Operating Officer, earned a higher salary than our other named executive officers, Mr. Rosenzweig, Ms. Carpenter and Ms. Lim, as we tied his base earnings to his overall responsibility level in our company.

        The base salaries paid to our named executive officers for fiscal 2007 are set forth below in the summary compensation table. See "Summary of Compensation." For fiscal 2008, the Compensation Committee, with the approval of the Board of Directors, has increased four of the named executive officers' salaries to reflect the increased responsibilities of these individuals for the 2008 year, and to recognize their superior performance for us during the 2007 year. Mr. Gaynor will receive a 25% increase to $375,000; Mr. Alvarez will receive approximately a 16.5% increase to $350,000; Mr. Rosenweig will receive approximately a 5.5% increase to $237,500; and Ms. Lim will receive approximately a 4.5% increase to $230,000. We have also entered into employment agreements with two new officers in the 2008 year. Mr. Kurt Adams will serve as our Executive Vice President and Chief Development Officer, and he will receive a salary of $315,000 per year. Mr. Michael Metzner will serve as our Executive Vice President and Chief Financial Officer, and receive an annual salary of $350,000.

Discretionary Cash Bonuses

        We provide the opportunity for our named executive officers and other executives to earn an annual cash bonus award. We provide this opportunity to attract and retain an appropriate caliber of talent for each position and to motivate executives to achieve our annual business goals. We review annual cash bonus awards for our named executive officers and other executives annually to determine award payments for the last completed fiscal year, as well as to establish award opportunities for the current fiscal year.

        The current employment agreements for our named executive officers provide for discretionary cash bonuses that will generally equal between 50% and 100% of the officer's base salary. Our 2007 cash bonuses were recommended by the Chief Executive Officer based on pre-established individual performance goals, described below, and then approved by our Compensation Committee. These pre-established individual performance goals are solely guidelines that the Chief Executive Officer and the Compensation Committee, as applicable, will use to determine whether and how an executive is either achieving or over-achieving the expectations of his or her position, and are not used as an exact formula in the calculation of the cash bonuses. The Compensation Committee alone determined the bonus that our Chief Executive Officer received for the 2007 year, based on the Committee's evaluation of his performance relative to the individual performance goals below. The extent to which each of the goals was met for the individual executive guided Mr. Gaynor and the Compensation Committee, as applicable, in setting the bonus earned by each individual.

Executive		2007 Individual Performance Goals
Paul Gaynor	•	Overall strategic direction of company.
	•	Successfully managing our portfolio through the advancement of projects that we believe are consistent with the types of returns appropriate for our wind power projects.
	•	Adding human capital to key areas within the management team.
	•	Proper allocation of development resources.
	•	Securing adequate turbine capacity.
Michael Alvarez	•	Successful management of operating projects, including turbine warranty issues.
	•	Maximizing the availability of power generated from our operating projects.
	•	Permit compliance.

Tim Rosenzweig	•	Overall financial management of the company, including accounting, treasury, and cash management.
	•	Securing tax equity financings for Mars Hill and Kaheawa Wind Power I.
	•	Securing capital for turbine purchases.
Evelyn Lim	•	Building a satisfactory legal organization.
	•	Providing transaction support on all financings.
	•	Establishment of the office of the corporate secretary.
	•	Establishment of land group.
Evelyn Carpenter	•	Completing the construction of projects under her supervision on time and within budget.
	•	Building a satisfactory construction organization.
	•	Permit compliance.

        The bonuses for 2007 generally reflected seniority and responsibility levels. While the target amount of the discretionary bonus generally lies between 50% and 100% of base salary, the Compensation Committee has the discretion to increase this percentage in recognition of exceptional service or efforts provided by the executives on our behalf. The Compensation Committee awarded a 167% cash bonus to Mr. Gaynor for his significant efforts as both our chief executive officer and chief development officer and his substantial planning efforts regarding strategic alternatives for our company during 2007. Mr. Alvarez was awarded a 100% cash bonus by the Compensation Committee and paid an additional 25% cash bonus pursuant to a term in his employment agreement stipulating such a payment during his first year of employment. Ms. Lim received a 150% cash bonus in recognition of her outstanding efforts in the development of our legal department and related assignments in 2007. The amounts that each executive received can be found in the summary compensation table below. See "Summary of Compensation."

        Each of our named executive officers, along with Messrs. Adams and Metzner, will be eligible to receive a discretionary cash bonus in the 2008 year as well. Mr. Metzner's employment agreement provides that his bonus will be a minimum of $300,000 for the 2008 year, though thereafter, he will be subject to the same 50% to 100% of base salary structure as the remaining named executive officers.

Long-Term Equity Incentive Compensation

        We use long-term equity compensation to retain, motivate and align the interests of our officers and employees with those of our stockholders. We did not award any long-term equity incentive grants during 2007 although certain employees and our officers, including our named executive officers, did receive such grants in 2008. While we have no immediate plans to issue additional long-term equity incentive grants to executive officers, including the named executive officers, as part of our total compensation package, we will have the ability to do so in the future under our LTIP Plan. Please see "—Description of Long-Term Incentive Plan" below.

Description of Long-Term Incentive Plan

        Our LTIP Plan was adopted by our board of directors on            , 2008 and approved by our stockholders on            , 2008. The LTIP Plan allows for the grant of stock options, stock appreciation rights, restricted stock, restricted stock units, unrestricted stock, dividend equivalent rights and cash awards. The primary purpose of the LTIP Plan is to enhance our ability to attract and retain highly qualified officers, directors, key employees and other persons, to motivate such persons to continue in our service and to expend maximum effort to improve our business results, by providing to such

persons an opportunity to acquire or increase a direct proprietary interest in our operations and future success. We have reserved            shares of Class A common stock for issuance under the LTIP Plan.

         Administration.    Our board of directors has appointed the Compensation Committee to administer the LTIP Plan pursuant to its terms, except in the event our board of directors chooses to take action under the LTIP Plan. Our Compensation Committee at all times will be comprised of two or more individuals that constitute "outside directors" as defined in Section 162(m) of the Internal Revenue Code and, in the discretion of our board of directors, "nonemployee directors" as defined in Rule 16b-3 under the Exchange Act. Unless otherwise limited, the Compensation Committee has broad discretion to administer the LTIP Plan, including the power to determine to whom and when awards will be granted, to determine the amount of such awards (measured in cash, shares of Class A common stock or as otherwise designated), to determine the vesting and exercisability of awards and to prescribe and interpret the other terms and provisions of each award agreement, to delegate duties under the LTIP Plan and to execute all other responsibilities permitted or required under the LTIP Plan.

         Class A Common Stock Reserved for Issuance under the LTIP Plan.    Our Class A common stock issued or to be issued under the LTIP Plan consists of authorized but unissued shares and issued shares that we have reacquired. If any shares covered by an award are not purchased or are forfeited, or if an award is settled in cash or otherwise terminates without delivery of any Class A common stock, then the number of shares of Class A common stock counted against the aggregate number of shares available under the LTIP Plan with respect to the award will, to the extent of any such forfeiture, cash settlement or termination, again be available for making awards under the LTIP Plan.

         Eligibility.    Awards may be made under the LTIP Plan to any individual who provides services to us, including non-employee directors and consultants, and is designated by our board of directors or Compensation Committee as eligible to receive an award.

         Amendment or Termination of the LTIP Plan.    Our board of directors may amend, suspend or terminate the LTIP Plan at any time and for any reason. The LTIP Plan will terminate in any event ten years after the date of its adoption by the board. Amendments to the LTIP Plan will be submitted for stockholder approval to the extent stated by the board of directors, required by the Internal Revenue Code or other applicable law or required by applicable stock exchange listing requirements. In addition, an amendment to the LTIP Plan will be contingent on stockholder approval if the amendment would materially increase the benefits accruing to participants under the LTIP Plan, materially increase the aggregate number of shares of Class A common stock that may be issued under the LTIP Plan or materially modify the requirements as to eligibility for participation in the LTIP Plan.

         Options.    The LTIP Plan permits the granting of options to purchase shares of Class A common stock intended to qualify as incentive stock options under the Internal Revenue Code and stock options that do not qualify as incentive stock options. The exercise price of each stock option intended to qualify as incentive stock options may not be less than 100% of the fair market value of the Class A common stock on the date of grant. In the case of certain 10% stockholders who receive incentive stock options, the exercise price may not be less than 110% of the fair market value of the Class A common stock on the date of grant. An exception to these requirements is made for options that we grant in substitution for options held by employees of companies that we acquire. In such a case the exercise price is adjusted to preserve the economic value of the employee's stock option from his or her former employer.

        The term of each stock option is fixed at the time of grant and may not exceed ten years from the date of grant. The board of directors or Compensation Committee determines at what time or times each option may be exercised and the period of time, if any, after retirement, death, disability or termination of employment during which options may be exercised. Options may be made exercisable in installments. The exercisability of options may be accelerated by our board of directors or Compensation Committee.

        In general, an optionee may pay the exercise price of an option in cash or in cash equivalents, by tendering shares of Class A common stock to the extent provided in an award agreement, pursuant to "net settlement" of the option or by means of a broker-assisted cashless exercise to the extent provided in an award agreement and permitted by applicable law, or as otherwise provided in an award agreement and permitted by applicable law.

        Stock options granted under the LTIP Plan may not be sold, transferred, pledged or assigned other than by will or under applicable laws of descent and distribution. However, we may permit in an award agreement the limited transfers of non-qualified options for the benefit of family members of grantees.

         Other Awards.    The LTIP Plan permits the granting of the following additional types of awards:

  •
  shares of unrestricted stock, which are shares of Class A common stock at no cost or for a purchase price and are free from any restrictions under the LTIP Plan. Unrestricted shares of Class A common stock may be issued to participants in recognition of past services or other valid consideration, and may be issued in lieu of cash compensation to be paid to participants;

  •
  shares of restricted stock, which are shares of Class A common stock subject to restrictions (including a substantial risk of forfeiture);

  •
  restricted stock units, which are Class A common stock units subject to restrictions;

  •
  dividend equivalent rights, which are rights entitling the recipient to receive credits for dividends that would be paid if the recipient had held a specified number of shares of Class A common stock;

  •
  stock appreciation rights, which are rights to receive a number of shares or, in the discretion of the administrator, an amount in cash or a combination of shares and cash, based on the increase in the fair market value of the shares underlying the rights during a specified period of time;

  •
  subject to applicable legal limitations and the terms of the LTIP Plan and its purposes, other awards related to Class A common stock, including, but are not limited to, convertible or exchangeable debt securities, other rights convertible or exchangeable into Class A common stock, purchase rights for Class A common stock, awards with value and payment contingent upon achievement of performance targets or any other factors designated by our board of directors or Compensation Committee, and awards valued by reference to the book value of Class A common stock or the value of securities of or the performance of specified subsidiaries, with terms and conditions determined by our board of directors or Compensation Committee;

  •
  performance and annual incentive awards, ultimately payable in Class A common stock or cash, as determined by the board or committee administering the LTIP Plan. Multi-year and annual incentive awards may be subject to achievement of specified goals tied to business criteria, as described below. The board or committee administering the LTIP Plan may specify the amount of the incentive award as a percentage of these business criteria, a percentage in excess of a threshold amount or as another amount, which need not bear a strictly mathematical relationship to these business criteria. The board or committee administering the LTIP Plan may modify, amend or adjust the terms of each award and performance goal. Awards to individuals who are covered under Section 162(m) of the Internal Revenue Code, or who are likely to be covered in the future, will comply with the requirement that payments to such employees qualify as performance based compensation under Section 162(m) of the Internal Revenue Code to the extent that the board or committee administering the LTIP Plan so designates. Such employees include the Chief Executive Officer and the three highest compensated executive officers (other than the Chief Executive Officer), determined at the end of each year; and

  •
  cash awards may be granted as an element of or a supplement to any awards permitted under the 2008 Plan.

         Section 162(m) of the Internal Revenue Code.    Section 162(m) of the Internal Revenue Code limits publicly-held companies to an annual deduction for federal income tax purposes of $1 million for compensation paid to their covered employees. The LTIP Plan, for a period of time following this offering, will qualify for an exception to the rules imposed by Section 162(m) of the Internal Revenue Code. Therefore, awards will be exempt from the limitations on the deductibility of annual compensation in excess of $1.0 million. In addition, Section 162(m) of the Internal Revenue Code contains an exemption for performance based compensation. The LTIP Plan is designed to permit us to grant awards that qualify as performance based for purposes of satisfying the conditions of Section 162(m).

        To qualify as performance based:

            (i)  the compensation must be paid solely on account of the attainment of one or more pre-established, objective performance goals;

           (ii)  the performance goal under which compensation is paid must be established by a Compensation Committee comprised solely of two or more directors who qualify as "outside directors" for purposes of the exception;

          (iii)  the material terms under which the compensation is to be paid must be disclosed to and subsequently approved by stockholders of the corporation before payment is made in a separate vote; and

          (iv)  the Compensation Committee must certify in writing before payment of the compensation that the performance goals and any other material terms were in fact satisfied.

        In the case of compensation attributable to stock options, the performance goal requirement (summarized in (i) above) is deemed satisfied, and the certification requirement (summarized in (iv) above) is inapplicable, if the grant or award is made by the Compensation Committee; the plan under which the option is granted states the maximum number of shares with respect to which options may be granted during a specified period to an employee; and under the terms of the option, the amount of compensation is based solely on an increase in the value of the Class A common stock after the date of grant.

        Under the LTIP Plan, one or more of the following business criteria, on a consolidated basis, and/or with respect to specified subsidiaries or business units, except with respect to the total stockholder return and earnings per share criteria, will be used exclusively by the Compensation Committee in establishing performance goals:

  •
  total stockholder return;

  •
  such total stockholder return as compared to total return (on a comparable basis) of a publicly available index such as the Standard & Poor's 500 Stock Index;

  •
  earnings before interest expense, taxes, depreciation and amortization as well as year over year growth of same;

  •
  commissioned wind farms and the value creation per kW for each; and

  •
  working capital.

        Business criteria may be measured on a generally accepted accounting principles or non-generally accepted accounting principles basis.

        Under the Internal Revenue Code, a director is an "outside director" of a company: if he or she is not a current employee of that company; is not a former employee who receives compensation for prior services (other than under a qualified retirement plan); has not been an officer of the company; and does not receive, directly or indirectly (including amounts paid to an entity that employs the director or in which the director has at least a five percent ownership interest), remuneration from the company in any capacity other than as a director.

        The maximum number of shares of common stock subject to options or stock appreciation rights that can be awarded under the LTIP Plan to any person is            per year. The maximum number of shares of common stock that can be awarded under the LTIP Plan to any person, other than pursuant to an option or a stock appreciation rights, is            per year. Under the LTIP Plan, the maximum amount that may be earned as an annual incentive award or other cash award in any calendar year by any one person is $2 million, and the maximum amount that may be earned as a performance award or other cash award in respect of a performance period by any one person is $5 million.

         Adjustments for Stock Dividends and Similar Events.    We may make appropriate adjustments in outstanding awards and the number of shares available for issuance under the LTIP Plan, including the individual limitations on awards, to reflect recapitalizations, reclassifications, stock spits, reverse splits, stock dividends and other similar events.

         Effect of Certain Corporate Transactions.    Upon certain change of control transactions involving us, such as the sale of our company, the board of directors or Compensation Committee may vest awards granted under the LTIP Plan and may make other or additional adjustments to awards as it deems appropriate.

Other Benefits

Retirement Savings Opportunity

        All employees may participate in our 401(k) Retirement Savings Plan, or 401(k) Plan, established in 2002. After one year of service, each employee may make pre-tax contributions of up to the current Internal Revenue Service limits. We provide this 401(k) Plan to help our employees save a portion of their cash compensation for retirement in a tax efficient manner. We match contributions made by our employees to the 401(k) Plan.

Health and Welfare Benefits

        All full-time employees, including our named executive officers, may participate in our health and welfare benefit programs, including medical, dental and vision care coverage, disability insurance and life insurance.

Severance and Change of Control Arrangements

        Our executive officers are entitled to certain benefits upon the termination of their respective employment agreements. Such provisions are intended to mitigate some of the risk that our executive officers may bear in working for a developing company, including the potential sale of the company. Additionally, the severance provisions are intended to compensate an executive during the non-compete period (required under the terms of his employment agreement), which limits the executive's ability to work for a similar and/or competing company for the period subsequent to his termination. For further discussion, see "Summary of Compensation—Discussion of Summary Compensation and Plan-Based Awards Tables—Employment Agreements of Executive Officers."

Stock Ownership Guidelines

        Stock ownership guidelines have not been implemented by the Compensation Committee for our executive officers. We will continue to periodically review best practices and reevaluate our position with respect to stock ownership guidelines.

Securities Trading Policy

        Our securities trading policy states that executive officers, including the named executive officers and directors, may not purchase or sell puts or calls to sell or buy our stock, engage in short sales with respect to our stock or buy our securities on margin. The purchase or sale of stock by our officers may only be made during a window of time described in our policy and approved by our board of directors.

Tax Deductibility of Executive Compensation

        Limitations on deductibility of compensation may occur under Section 162(m) of the Code, as discussed below. An exception applies to this deductibility limitation for a limited period of time in the case of companies that become publicly-traded. In addition, following such limited period of time, an exception to the $1 million limit applies with respect to certain performance-based compensation.

        Although deductibility of compensation is preferred, tax deductibility is not a primary objective of our compensation programs. We believe that achieving our compensation objectives set forth above is more important than the benefit of tax deductibility, and we reserve the right to maintain flexibility in how we compensate our executive officers that may result in limited deductibility of amounts of compensation from time to time. However, it is not anticipated that the compensation level will exceed the tax deductible limitations for any of our executive officers.

Conclusion

        We believe the compensation we have provided to each of our executive officers is reasonable and appropriate to facilitate the achievement of our operational objectives. The compensation programs and policies that we have designed effectively incentivize our executive officers on both a short-term and long-term basis to perform at a level necessary to achieve these objectives. The various elements of compensation combine to align the best interests of our executive officers with the best interests of our stockholders and our best interests in order to maximize stockholder value.

SUMMARY OF COMPENSATION

        The following table shows information concerning the annual compensation for services provided to us by our Chief Executive Officer, our Chief Financial Officer and our three other most highly compensated executive officers during the fiscal year ended December 31, 2007. Any reference to the grant of Series B Units in this section is to First Wind Holdings, LLC's old Series B Units, which were issued prior to the reclassification of First Wind Holdings, LLC's units that we are undertaking in connection with our reorganization, which we are effecting immediately prior to this offering. In connection with our reorganization to be completed immediately prior to the closing of this offering all old Series B Units will be converted into new Series B Units, together with a corresponding number of shares of our Class B common stock. See "The Reorganization and Our Holding Company Structure."

        Messrs. Adams and Metzner joined us as executive officers in May and June of 2008, respectively, and we would expect their compensation to be disclosed for 2008 as among our most highly compensated executives. For a description of their employment agreements see "—Employment Agreements of Executive Officers" below.

Name and Principal Position	Year	Salary(1)	Bonus	Stock Awards(2)	All Other Compensation(3)	Total
Paul Gaynor, Chief Executive Officer, President and Director	2007	$300,000	$500,000	$708,092	$18,606	$1,526,698
Michael Alvarez, Executive Vice President and Chief Operating Officer	2007	$300,000	$375,000	$125,000	$18,327	$818,327
Tim Rosenzweig, Chief Financial Officer(4) and Senior Vice President, Finance	2007	$225,000	$191,250	$344,580	$13,186	$774,016
Evelyn Lim, Senior Vice President and General Counsel	2007	$220,000	$330,000	$75,000	$4,514	$629,514
Evelyn Carpenter, Senior Vice President of Construction	2007	$205,000	$174,250	$75,000	$10,444	$464,694

(1)
The salary information presented reflects salaries in effect for 2007. The salaries for each of our named executive officers have been adjusted for 2008 as reflected under "—Employment Agreements of Named Executive Officers" below.
(2)
Represents the dollar amount recognized for financial statement reporting purposes in 2007 under FAS 123R, except that no estimate of forfeitures is made. Please refer to Note 10 to our consolidated financial statements included in this prospectus for the relevant assumptions underlying the valuation of our equity awards. These amounts reflect our accounting expense for these awards, and do not correspond to the actual value that will be recognized by the named executive officers.
(3)
Represents the matching contribution of up to 4% made by us to the named executive officer's 401(k) Plan; $500 payment made by us for long-term disability, short-term disability and life insurance as well medical insurance and dental premiums paid by us.
(4)
Tim Rosenzweig no longer serves as our Chief Financial Officer. Michael Metzner replaced Tim Rosenzweig as our Chief Financial Officer in June of 2008.

        The following table sets forth the percentage of each executive's total compensation that constitutes his or her (i) fixed salary (base salary), (ii) short-term variable incentives (annual incentives) and (iii) long-term variable incentives (equity based incentives) for the year ended December 31, 2007.

			Long-Term Variable (Equity-Based Incentives)(3)
	Fixed (Base Salary)(1)	Short-Term Variable (Annual Incentives)(2)
2007
Named Executive Officer
Paul Gaynor	20%	34%	46%
Michael Alvarez	37%	48%	15%
Tim Rosenzweig	29%	26%	45%
Evelyn Lim	35%	53%	12%
Evelyn Carpenter	44%	40%	16%

(1)
Base Salary is the salary figure set forth in the "Summary Compensation" table above.
(2)
Annual Cash Incentives are the sum of the bonus figures and all other compensation figures set forth in the "Summary Compensation" table above.
(3)
Equity-Based Incentives are the stock awards figures set forth in the "Summary Compensation" table above.

Grants of Plan-based Awards

        There were no grants of plan-based awards made to our named executive officers during the fiscal year ended December 31, 2007. In 2008, an aggregate of 47,086,000 million Series B-3 Units in First Wind Holdings, LLC were awarded to certain of our named executive officers pursuant to restricted unit agreements, including 15,032,000 units awarded to Mr. Gaynor, 14,369,000 units to Mr. Alvarez, 7,295,000 units to Ms. Lim and 10,390,000 units to Ms. Carpenter. Messrs. Adams and Metzner received grants of 3,379,000 units and 9,174,000 units in connection with joining us in May and June of 2008, respectively.

Discussion of Summary Compensation and Plan-Based Awards Tables

        Our executive compensation policies and practices, pursuant to which the compensation set forth in the Summary Compensation Table and the Grants of Plan Based Awards table was paid or awarded, are described "Executive Compensation—Compensation Discussion and Analysis." A summary of certain material terms of the employment agreements, restricted stock agreements, non-competition and confidentiality agreements of our named executive officers and our LTIP Plan is set forth below.

Employment Agreements of Executive Officers

        On October 29, 2006, we entered into an employment agreement with Michael Alvarez, which provides that Mr. Alvarez will serve as Executive Vice President and Chief Operating Officer. The agreement has an initial term of two years, with an automatic one-year renewal period thereafter.

        On January 1, 2007, we entered into amended employment agreements with each of Paul Gaynor, Tim Rosenzweig, Evelyn Lim and Evelyn Carpenter. Each agreement has an initial term of two years, with an automatic one-year renewal period thereafter.

        Each of the employment agreements also provides for an annual bonus for each fiscal year. Each executive's minimum bonus percentage is 50% of his or her base salary and each executive's maximum bonus percentage is 100% of his or her base salary unless modified by the Compensation Committee. The portion of the bonus percentage above the minimum is determined with reference to the executive's personal performance with respect to annual performance objectives, contributions to the implementation of the employer's goals for the applicable calendar year as well as actual performance by the employer during such year. During 2007, Mr. Alvarez's employment agreement provided for a quarterly bonus of $12,500. Mr. Alvarez will not receive quarterly bonuses in 2008 but will be eligible to receive an annual bonus.

        In addition, each of the employment agreements makes the applicable officer eligible for participation in our restricted share program. With the exception of Mr. Gaynor, the amount of our restricted stock granted is recommended by the President and Chief Executive Officer to the Compensation Committee and subject to the Compensation Committee's approval. The amount of restricted stock Mr. Gaynor receives is determined by our board of directors.

        The employment agreements also provide for potential severance payments upon specific termination events. For further information on these provisions see "—Potential Payments upon Termination or Change in Control" below.

        As previously noted, we have entered into employment agreements with Messrs. Adams and Metzner since the conclusion of the 2007 year. The agreements are for an initial two year term with automatic one year extensions thereafter. These employment agreements contain similar provisions to the employment agreements of our other named executive officers, such as eligibility to participate in all of our benefits programs in which our other similarly situated officers participate, and potential severance payments upon termination. These two officers shall also be eligible for the annual bonus, restricted share program, and our LTIP Program in the 2008 year.

Outstanding Equity Awards at Fiscal Year End

        The following table sets forth our Chief Executive Officer's and our four other most highly compensated executive officers' outstanding equity awards as of December 31, 2007.

Name	No. of Series B Units That Have Not Vested(1)	Market Value of Series B Units That Have Not Vested ($)(2)
Paul Gaynor	10,400,000	17,999,169
Michael Alvarez	1,666,667	3,166,667
Tim Rosenzweig	5,433,000	9,992,593
Evelyn Lim	1,000,000	1,900,000
Evelyn Carpenter	1,000,000	1,900,000

(1)
The number of units in this column shows a combination of the unvested Series B-1 and B-2 Units that each executive held as of December 31, 2007. This number does not reflect unvested Series B-3 Units granted subsequent to December 31, 2007. The table below shows the vesting schedule for each Series B Unit.
(2)
The market value shown was calculated by multiplying the number of units that have not vested by the fair market value of the unit on December 31, 2007 based upon a tax valuation prepared at that date. The fair value per unit differs from the fair value determined in accordance with methods prescribed by SFAS 123R.

        The following table shows the vesting schedule for Series B Units granted to our Chief Executive Officer, our Chief Financial Officer and our three other most highly compensated executive officers as of December 31, 2007. Our reorganization will not accelerate the vesting periods of our outstanding Series B Units.

	Series B-1 Units
	Units Granted	Grant Date	Vesting Commences for 31.91% of B-1 Units(2)(3)	Vesting Commences for 7.76% of B-1 Units(2)(3)	Vesting Commences for 11.78% of B-1 Units(2)(3)	Vesting Commences for 3.10% of B-1 Units(2)(3)	Vesting Commences for 41.38% of B-1 Units(2)(3)	Vesting Commences for 4.08% of B-1 Units(2)(3)
Paul Gaynor	6,192	4/28/2006	2/28/2007	7/28/2006	10/2/2006	11/1/2006	1/1/2007	1/3/2007
Michael Alvarez(1)	—	—	—	—	—	—	—	—
Tim Rosenzweig	5,418	4/28/2006	2/28/2007	7/28/2006	10/2/2006	11/1/2006	1/1/2007	1/3/2007
Evelyn Lim(1)	—	—	—	—	—	—	—	—
Evelyn Carpenter(1)	—	—	—	—	—	—	—	—

	Series B-2 Units
	Units Granted	Grant Date	Vesting Commences for 100% of B-2 Units(3)
Paul Gaynor	8,000	12/30/2006	12/30/2007
Michael Alvarez	2,500	12/30/2006	12/30/2007
Tim Rosenzweig	1,500	12/30/2006	12/30/2007
Evelyn Lim	1,500	12/30/2006	12/30/2007
Evelyn Carpenter	1,500	12/30/2006	12/30/2007

(1)
These individuals were not granted Series B-1 Units.
(2)
Not all Series B-1 Units began to vest on the same date. On April 28, 2006, 31.91% of the Series B-1 Units began to vest. On July 28, 2006, 7.76% of the Series B-1 Units began to vest. On October 2, 2006, 11.78% of the Series B-1 Units began to vest. On November 1, 2006, 3.10% of the Series B-1 Units began to vest. On January 3, 2007 4.08% of the Series B-1 Units began to vest. Pursuant to an amendment to the restricted unit agreements entered into in connection with the Series B-1 Units on March 31, 2008, all remaining Series B-1 Units (41.38%) began to vest on January 1, 2007.
(3)
Once vesting commences, units vest in thirds over the course of a three-year period, with the exception of the Series B-1 Units that began to vest on March 31, 2008, which vest in thirds on January 1, 2008, January 1, 2009 and January 1, 2010. For example, the 31.91% of B-1 Units that began to vest on April 28, 2007 vest 1/3 on April 28, 2007, 1/3 on April 28, 2008 and 1/3 on April 29, 2009.

Restricted Series B Units

        Pursuant to the terms of the amended and restated limited liability company agreement of First Wind Holdings, LLC, as of December 31, 2007, we were authorized to issue up to 56,929,571 Series B Units as restricted grants to our officers, directors and employees. On April 7, 2008, First Wind Holdings, LLC increased the aggregate number of authorized Series B Units to 77,212,000 and on May 20, 2008 First Wind Holdings, LLC increased the aggregate number of authorized Series B Units to 180,000,000, of which 45,000,000 are not subject to any restrictions. Upon completion of this offering, each holder of a restricted Series B Unit will receive one share of Class B common stock for each restricted unit. These shares of Class B common stock are exchangeable for shares of our Class A common stock as further described in "The Reorganization and Our Holding Company Structure." Prior to the completion of this offering, we have made grants with respect to all reserved Series B Units, a substantial number of which remain subject to vesting over time as described below. The Series B Units are intended to constitute "profits interests" within the meaning of Revenue Procedures 93-27 and 2001-43. The "Outstanding Equity Awards at Fiscal Year-End" table above provides individual quantitative information with respect to grants of all series of Series B Units to each of our named executive officers as of December 31, 2007.

         Initiation of Vesting.    A portion of the Series B-1 units began to vest on the date the units were granted, April 28, 2006. Additional Series B-1 units became vesting units on capital call completion dates according to a "funding fraction," where the numerator is the capital contributed as of such date and the denominator is the aggregate capital commitment. Each unit that becomes a vesting unit on any particular capital call date is considered to be in the same "tranche" of vesting units. On March 31, 2008, the Restricted Unit Agreements with respect to the Series B-1 Units were amended to allow all remaining unvesting Series B-1 units to begin vesting as of January 1, 2007. Each Series B-2 and B-3 Unit began vesting on its respective grant date.

         Vesting of Series B Units.    If an officer remains continuously employed by us from the date he or she is granted Series B Units through the first anniversary of the date a tranche began to vest, 1/3 of his units in such tranche will become vested shares. Assuming continued employment by us, an additional 1/3 of the units in the tranche will vest on the second anniversary of the date the tranche began to vest and the remaining 1/3 will vest upon the third anniversary of the date the tranche began to vest.

         Vesting Upon Change of Control.    In the event of a sale or business combination that results in a majority of our Series A Units being held by any person or group of persons who were not shareholders as of April 28, 2006, or upon a liquidation event, all unvested units that have not previously vested will become vested units provided the officer has remained continuously employed by us from the date his or her shares of Series B Units were granted through the date of the change of control or liquidation event. However, at our discretion, we may require an executive to continue with us in substantially the same capacity and for substantially the same compensation for a transition period of up to nine months. If we exercise this right, 10% of the proceeds payable upon a change of control or liquidation event with respect to such executive's vested units may be held back by us until he or she has fulfilled his or her transition period obligations.

         Forfeiture of Existing Shares/Repurchase of Executive Shares.    If (i) an officer's employment with us is terminated for cause, (ii) after any termination the officer breaches the terms of his non-compete and confidentiality agreement or (iii) the officer resigns without good reason, the officer will forfeit to us all of his or her Series B Units. If the officer's employment with us is terminated without cause or if the executive resigns for good reason, we have the right to repurchase any or all of his vested units and the executive must forfeit to us all of his unvested units and all rights arising from such Series B Units.

        The restricted unit agreements define "cause" as: (i) the executive's conviction of a crime involving a securities law; (ii) the executive's willful misconduct or gross negligence in connection with his employment; (iii) the executive's substance abuse; (iv) the executive's misappropriation of our funds; (v) the executive's continued failure to perform his or her duties; or (vi) the executive's willful breach of an applicable non-competition and confidentiality agreement.

        The term "good reason" means: (i) a material reduction in the executive's responsibilities; (ii) our requirement that the executive relocate more than 50 miles away from the location of employment as of the effective date of the restricted unit agreement; or (iii) our failure to pay the executive's salary.

        An officer will be considered "disabled" if the officer is unable to perform on a full-time basis, due to an accident, physical or mental illness or other similar circumstance, the employment responsibilities and duties assigned to such officer. An officer will not be considered disabled, however, unless this inability to perform lasts for over 180 days during any consecutive 12-month period.

Non-Competition and Confidentiality Agreements

        All officers granted restricted units discussed above were required to concurrently enter into non-competition and confidentiality agreements. Pursuant to these agreements, within the U.S., Mexico and Canada, each officer has agreed not to compete with our business, as it exists during the term of the agreement, either directly on indirectly for a period ending two years after the officer is no longer employed by us. In addition, each officer must keep confidential non-public information belonging to us for a period of three years following the end of his or her employment with us. These agreements are discussed further in "—Potential Payments upon Termination or Change in Control" below.

Stock Vested in the Fiscal Year Ended December 31, 2007

        None of our executives owned or exercised any stock options during 2007. The table below shows the number of units held by each executive that vested during 2007, along with the value each executive realized upon this vesting.

	Number of Units Acquired on Vesting (#)	Value realized on Vesting ($)(2)
Paul Gaynor
Series B-1	1,126,000	$2,139,400
Series B-2	2,667,000	4,187,190
Michael Alvarez
Series B-1(1)	—	—
Series B-2	833,000	1,307,810
Tim Rosenzweig
Series B-1	985,000	1,871,500
Series B-2	500,000	785,000
Evelyn Lim
Series B-1(1)	—	—
Series B-2	500,000	785,000
Evelyn Carpenter
Series B-1(1)	—	—
Series B-2	500,000	785,000

(1)
These individuals were not granted Series B-1 Units.
(2)
The value shown was calculated by multiplying each Series B Unit that vested during the fiscal year ended December 31, 2007 by the market value of the unit on December 31, 2007.

Pension Benefits

        We do not have any plan that provides for payments or other benefits at, following, or in connection with, retirement.

Non-Qualified Deferred Compensation

        We do not have any plan that provides for the deferral of compensation on a basis that is not tax qualified.

Potential Payments upon Termination or Change in Control

Employment Agreements

        As noted above, we have entered into employment agreements with each of our named executive officers. These employment agreements address the potential payments that an executive would receive upon a termination of employment with us in certain situations, but they do not specifically address a potential "change in control" of our company; however, a change in control could accelerate the vesting of certain restricted Series B Units, and these amounts are disclosed in the table below.

        Pursuant to each of the employment agreements, an executive may be terminated for cause without further liability on the part of the employer effective immediately upon written notice to the executive. The employment agreements define "cause" as: (1) deliberate acts or statements of dishonesty by the executive concerning us or any of our affiliates; (2) the executive's conviction for a felony or any misdemeanor that involves moral turpitude, deceit, dishonesty or fraud; (3) the executive's failure to perform his or her duties, or his or her material breach of any obligations, under an employment agreement; or (4) gross negligence, willful misconduct or insubordination of the executive. Because we are under no obligation to provide payments to the executive upon a termination for cause, the termination scenario is not included in the table below.

        Any termination of employment by the executive requires the executive to provide us with a written notice of at least sixty (60) days. We are under no obligation to provide a Termination Benefit (as defined below) to an executive if the executive voluntarily terminates his or her employment with us, and thus this termination scenario is also not included in the table below.

        Each of the employment agreements provides for a Termination Benefit upon any termination of employment by us without cause, after we have provided written notice to the executive of at least sixty (60) days prior to such a termination. A "Termination Benefit" is defined as: (1) continuation of the executive's salary at the rate then in effect under his or her employment agreement, along with (2) continuation of the medical insurance benefits set out in his or her employment agreement, to be paid for a period of six months following the executive's termination of employment with us, subject to certain adjustments. In the event that the executive commences employment or self-employment during the period in which the executive is entitled to receive a Termination Benefit, the continuation of salary payments are reduced by one-half, while the continuation of medical insurance benefits ceases altogether. Our liability to provide salary continuation payments to an executive is also reduced by the amount of any severance pay due or otherwise payable to the executive pursuant to a separate severance pay or stay bonus plan. A Termination Benefit will also not be paid unless the executive enters into a valid and irrevocable release of claims against us, and resigns from all positions that the executive then holds with us and any of our affiliates. In such event, we will also sign a release of all claims against the executive.

        If the executive is Disabled (as defined below), the executive is entitled to receive his or her full salary and benefits under his or her employment agreement for a period of time equal to the lesser of six months or the reminder of his or her term of employment. A "Disability" is defined to have occurred when the executive is unable to perform the essential functions of the executive's position with or without reasonable accommodation. A determination as to the extent and length the disability is expected to continue may be made by a certification, in reasonable detail, by a physician selected by us.

        Messrs. Gaynor's and Rosenzweig's employment agreements stipulate that each must comply with the terms of a certain non-competition and confidentiality agreement dated as of April 28, 2006 (the "Non-Compete Agreements") between each of these executives and us, relevant not only to the employment agreements, but also to the granting of Series B Units to each of these executives. Messrs. Gaynor and Rosenzweig may not compete with us for a period of two years following the termination of their employment with us, whether directly or indirectly, and whether by: (1) conducting or supporting a competing business; (2) participating in a competing business; (3) being employed by or consulting for a competing business; (4) inducing a customer of ours to cease doing business with us; (5) soliciting or hiring our employees for another business; or (6) challenging any of the intellectual property rights material to our business. The Non-Compete Agreements require Messrs. Gaynor or Rosenzweig to keep in confidence all non-public information concerning us during their employment and for a period of three years following their termination of employment with us.

        Mr. Alvarez's, Ms. Lim's and Ms. Carpenter's employment agreements contain similar non-compete and confidentiality provisions as those found in the Non-Compete Agreements. These three executives have agreed not to compete with us in North America for a period of two years following the termination of their employment with us, as well as to keep confidential all confidential non-public information during their employment and for a period of three years following the termination of their employment with us. Prohibited acts under the employment agreements include:

(1) participating, assisting or investing in a competing business or in a business that shares the same interconnection as a project owned or being developed by us; (2) employing, attempting to employ, or otherwise soliciting any of our employees to leave employment with us; or (3) soliciting any of our customers to terminate or adversely modify its business relationship with us.

Restricted Unit Agreements

        Each of the executives has been granted Series B Units, which are governed by an individual Restricted Unit Agreement (the "RUAs"). The typical vesting schedule for the Series B Units is discussed above in "—Outstanding Equity Awards at Fiscal Year End," although the RUAs provide for the accelerated vesting of the units upon a change in control. A "Change in Control" pursuant to the RUAs means: (1) a sale or business combination that results in a majority of our Series A Units being held by any person or group of persons who were not our shareholders on April 28, 2006, or (2) a liquidation event.

Quantification of Payments

        The table below reflects the amount of the Termination Benefit payable to the named executive officers in the event of a termination of employment or a Change in Control. The amount of compensation payable to each executive in each situation is listed as our best estimate of the amount that the executive would receive; the exact amount of Termination Benefits could only be determined upon an actual termination of the executive. We have assumed that all expenses to which the executive might be entitled to have already been paid to the executive as of December 31, 2007, and that no mitigating circumstances exist that would allow us to decrease the payments to the executives. The amounts shown also assume that the applicable termination was effective as of December 31, 2007.

Potential Payments upon Termination of Change in Control Summary Table

        The table below reflects the amount of compensation payable to our Chief Executive Officer, our Chief Financial Officer and the named executives as of December 31, 2007 in the event of a termination of employment or a Change in Control. The amount of compensation payable to each such officer in each situation is listed. The amounts shown assume that such termination was effective as of December 31, 2007:

Executive	Benefits	Involuntary, Not-for- Cause Termination(1)	Death or Disability(2)	Change in Control(3)
Paul Gaynor	Base Salary	$150,000	$150,000	—
	Continued Medical Benefits	$4,414	$4,414	—
	Accelerated B Units	—	—	$17,999,169

	Total	$154,414	$154,414	$17,999,169

Michael Alvarez	Base Salary	$150,000	$150,000	—
	Continued Medical Benefits	$4,414	$4,414	—
	Accelerated B Units	—	—	$3,166,667

	Total	$154,414	$154,414	$3,166,667

Tim Rosenzweig	Base Salary	$112,500	$112,500	—
	Continued Medical Benefits	$2,145	$2,145	—
	Accelerated B Units	—	—	$9,992,593

	Total	$114,645	$114,645	$9,992,593

Evelyn Lim	Base Salary	$110,000	$110,000	—
	Continued Medical Benefits	$1,668	$1,668	—
	Accelerated B Units	—	—	$1,900,000

	Total	$111,668	$111,668	$1,900,000

Executive	Benefits	Involuntary, Not-for- Cause Termination(1)	Death or Disability(2)	Change in Control(3)
Evelyn Carpenter	Base salary	$102,500	$102,500	—
	Continued Medical Benefits	$4,414	$4,414	—
	Accelerated B Units	—	—	$1,900,000

	Total	$106,914	$106,914	$1,900,000

(1)
In the event of a not-for-cause termination, the terminated executive would receive severance pay equal to his or her current base salary for a period of six months following the date of termination subject to certain adjustments should the executive commence any employment or self-employment during the six month period and subject to the executive's entering into a valid and irrevocable release of all claims against the employer and its affiliates and the executive's resignation from any and all positions he or she holds with the employer. Amounts shown were calculated by dividing the executive's salary by two to reflect the fact the executive is entitled to his or her base salary for a period of six months following termination. Executives terminated without cause are also entitled to continue receiving their medical benefits for a period of six months following termination. Continued medical benefits have been calculated consistently with the expense recognized for such benefits in our financial statements.
(2)
If the executive is Disabled, the executive is entitled to receive his or her full salary and benefits under his or her employment agreement (less any disability or sick pay benefits to which the executive may be entitled) for a period of time equal to the lesser of six months or the remainder of his or her term of employment. Amounts shown were calculated assuming the executive's employment remaining term was equal to or greater than six months. Accordingly, the amounts shown were calculated by dividing the executive's salary by two to reflect the fact the executive is entitled to his or her base salary for a period of six months following termination. The continued medical benefits were calculated in the same way as explained in footnote 1 above.
(3)
The amounts in this column reflect the value of the acceleration of vesting for the unvested Series B Units held by each executive as of December 31, 2007. The amounts were calculated by multiplying each unvested Series B Unit by the market value of the unit on December 31, 2007 based upon a tax valuation prepared at that date. The fair value per unit differs from the fair value determined in accordance with methods prescribed by SFAS 123R.
a)    Mr. Gaynor held 10,400,000 unvested units.
b)    Mr. Alvarez held 1,666,667 unvested units.
c)    Mr. Rosenzweig held 5,433,000 unvested units.
d)    Ms. Lim held 1,000,000 unvested units.
e)    Ms. Carpenter held 1,000,000 unvested units.

Director Compensation

        None of our directors was compensated for the year ended December 31, 2007. The following table sets forth annual compensation for our non-employee directors for 2008.

Name	Fees Earned or Paid in Cash ($)
Zaid Alsikafi	—
Richard Aube	—
Patrick Eilers	—
Peter Gish	—
Stephen Key	100,000
Bryan Martin	—
Jimmy Mogg	180,000

        In addition, during 2008, we issued 1,603,000 Series B Units and 2,874,000 Series B Units to Messrs. Key and Mogg, respectively, for their service on our board of directors. We compensate Messrs. Key and Mogg with an annual retainer fee for their service on our board of directors. Mr. Mogg's annual retainer was set at a higher level because of the additional duties and responsibilities inherent in the position of the Chairman of the board of directors. Following this offering, our non-employee directors (including directors elected by our Sponsors pursuant to the Shareholders' Agreement) are expected to receive compensation that is commensurate with arrangements offered to directors of companies that are similar to ours. We have not nor do we expect to compensate our employee directors for their service on our board of directors. We also expect to reimburse all directors for reasonable out-of-pocket expenses that they incur in connection with their service as directors, in accordance with our general expense reimbursement policies. Our independent directors will also be eligible to receive stock options and other equity based awards when, as and if determined by the Compensation Committee pursuant to the terms of our LTIP Plan.

PRINCIPAL STOCKHOLDERS

        The following table sets forth certain information regarding the beneficial ownership of our Class A common stock and Class B common stock as of August 31, 2008, by (i) each person who, to our knowledge, beneficially owns more than 5% of our Class A common stock or our Class B common stock; (ii) each of our directors and named executive officers; and (iii) all of our named executive officers and directors as a group. The table showing the percentage of shares beneficially owned after the offering assumes the sale of        shares of our Class A common stock by us.

        The following table lists the number of shares and percentage of shares beneficially owned based on        shares of Class A common stock and Class B common stock outstanding as of the closing of this offering, assuming no exercise of the underwriters' option to purchase additional shares. In connection with our reorganization, which we are effecting immediately prior to the closing of this offering, all Series B Units that were issued prior to the reclassification of First Wind Holdings, LLC's units will be converted into new Series B Units together with a corresponding number of shares of our Class B common stock. The information set forth below gives effect to our reorganization.

		Percentage of Shares of Class A Common Stock Beneficially Owned(1)			Percentage of Shares of Class B Common Stock Beneficially Owned(1)
	Shares of Class A Common Stock Beneficially Owned(1)			Shares of Class B Common Stock Beneficially Owned(1)(2)
Name		Before Offering	After Offering		Before Offering	After Offering
Stockholders owning 5% or more:
The D. E. Shaw group(3)
Madison Dearborn(4)
UPC Wind Partners II, LLC(5)
Directors and executive officers:
Paul Gaynor(6)
Michael Alvarez
Michael Metzner
Evelyn Lim
Timothy Rosenzweig(7)
Kurt Adams
Evelyn Carpenter
Zaid Alsikafi
Richard Aube
Patrick Eilers
Peter Gish
Stephen Key
Bryan Martin
Jimmy Mogg
All executive officers and directors as a group (14 persons)

*
Less than one percent.
(1)
Unless otherwise indicated, all shares of stock are held directly with sole voting and investment power.
(2)
Figure shown includes the sum of all Series B-1, B-2 and B-3 Units beneficially owned by the individual, irrespective of whether such shares are vested.
(3)
D. E. Shaw & Co., L.P., as investment adviser, has voting and investment control over the shares of common stock owned by certain entities in the D. E. Shaw group. Anne Dinning, Julius Gaudio, Louis Salkind, Maximilian Stone, and Eric Wepsic, or their designees, exercise voting and investment control on behalf of D. E. Shaw & Co., L.P. The address for the D. E. Shaw group is 120 West Forty-Fifth Street, 39th floor, New York, New York 10036.
(4)
 of these shares are held of record by Madison Dearborn Capital Partners IV, L.P. ("MDCP") and      of these shares are held of record by Northwestern University. MDCP has an irrevocable proxy to vote the shares held by Northwestern University in all matters subject to stockholder approval. All of these shares may be deemed to be beneficially owned by

  Madison Dearborn Partners IV, LP ("MDP IV"), the sole general partner of MDCP. Messrs. John A. Canning, Jr., Paul J. Finnegan and Samuel M. Mencoff are the sole members of a limited partner committee of MDP IV that has the power, acting by majority vote, to vote or dispose of the shares beneficially held by MDCP. Mr. Eilers is a limited partner of MDP IV and a Managing Director of Madison Dearborn Partners, LLC (the general partner of MDP IV), and therefore may be deemed to share beneficial ownership of the shares beneficially held by MDCP. Messrs. Canning, Finnegan, Mencoff, and Eilers and MDP IV each hereby disclaims any beneficial ownership of any shares held by MDCP, except to the extent of each such person's pecuniary interest therein. The address of MDCP and each of the persons described in this footnote is Three First National Plaza, Suite 3800, 70 West Madison Street, Chicago, Illinois 60602.

(5)
 of these shares are held of record by BEC Montana Properties 2, LLC, an entity owned and controlled by Brian Caffyn.     of these shares are held of record by Swift Diamond Holdings LLC, an entity owned and controlled by Peter Gish.     of these shares are held of record by Summer Holdings, LLC, an entity owned and controlled by Paul Gaynor.     of these shares are held of record by TER Wind, LLC, an entity owned and controlled by Timothy Rosenzweig.     of these shares are held of record by Tennggay Holdings LLC, an entity owned and controlled by Stella Sutton.     of these shares are held of record by Azul Energy Holdings, LLC, an entity owned and controlled by Mark Instance.     of these shares are held of record by Tazkeena Holdings Limited, an entity owned and controlled by Nicholas Wrigley. The address of UPC Wind Partners II, LLC and each of the persons described in this footnote is c/o BEC Montana Properties 2, LLC, 501 Bricknell Key Drive, Suite 200, Miami, FL 33131.
(6)
 of these shares are held of record in the name of Summer Holdings, LLC, a Delaware limited liability company, ("SH"), of which Paul Gaynor is the sole manager. As set out in the operating agreement of SH, the manager of SH has sole voting and investment control of the shares held of record by SH. The members of SH include Paul Gaynor and certain family trusts established by Paul Gaynor or his spouse. The address of each of SH, Paul Gaynor and the said family trusts is Attn: Don Cordell, Bowditch & Dewey, LLP, 175 Crossing Blvd, Suite 500, Framingham, MA 01702.
(7)
 of these shares are held of record in the name of TER Wind, LLC, a Delaware limited liability company, ("TW"), of which Timothy Rosenzweig is the sole manager. As set out in the operating agreement of TW, the manager of TW has sole voting and investment control of the shares held of record by TW. The members of TW include Timothy Rosenzweig and certain family trusts established by Timothy Rosenzweig or his spouse. The address of each of TW, Timothy Rosenzweig and the said family trusts is Attn: Don Cordell, Bowditch & Dewey, LLP, 175 Crossing Blvd, Suite 500, Framingham, MA 01702.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

        In this section, any reference to Series B Units issued prior to closing of this offering is to First Wind Holdings, LLC's old Series B Units, which were issued prior to the reclassification of units that we are undertaking in connection with our reorganization, which we are effecting immediately prior to this offering. In connection with our reorganization to be completed immediately prior to the closing of this offering all old Series B Units will be converted into new Series B Units, together with a corresponding number of shares of our Class B common stock.

Proposed Transactions with First Wind Holdings Inc.

        In connection with the reorganization, we will engage in certain transactions with certain of our directors, director nominees, each of our executive officers and other persons and entities, that will become beneficial owners of 5% or more of our voting securities, through their ownership of shares of our Class A common stock and Class B common stock, upon the consummation of the reorganization and this offering. These transactions are described in "The Reorganization and Our Holding Company Structure" and "Summary of Compensation—Employment Agreements of Executive Officers."

Historical Transactions with First Wind Holdings, LLC

        Prior to this offering, our business was conducted through First Wind Holdings, LLC. From inception to date, the only persons who have been beneficial owners of five percent or more of the voting units of First Wind Holdings, LLC are UPC Wind Partners II, LLC, the D. E. Shaw group and Madison Dearborn. Set forth below is a description of certain transactions between First Wind Holdings, LLC and certain of our directors, executive officers and principal securityholders.

May 2004 and June 2005 Amended and Restated LLC Agreements

        On May 4, 2004, First Wind Holdings, LLC, amended and restated its limited liability company agreement. Pursuant to this amendment and restatement, (i) two new members were admitted to First Wind Holdings, LLC and (ii) First Wind Holdings, LLC's units were re-classified into 900 voting units and 100 nonvoting units. The two additional members admitted were Summer Holdings, LLC and TER Wind, LLC, and these members made capital contributions of $60 and $30, respectively, for which they received 60 nonvoting units and 30 nonvoting units, respectively. Through a number of family trusts, Paul Gaynor retains control of Summer Holdings, LLC and Timothy Rosenzweig retains control of TER Wind, LLC.

        On June 23, 2005, First Wind Holdings, LLC amended and restated its limited liability company agreement. Pursuant to this amendment and restatement, (i) two new members were admitted to First Wind Holdings, LLC and (ii) First Wind Holdings, LLC's units were re-classified into 900 voting units and 185 nonvoting units. The two additional members admitted were BEC Montana Properties 3, LLC and Tenggay Holdings, LLC, and these members made capital contributions of $0.3 million and $0.3 million, respectively, for which they received 46 and 39 Nonvoting Units, respectively. Brian E. Caffyn was the sole owner of and sold BEC Montana Properties 3, LLC, later renamed Azul Energy Holdings, LLC, to Mark Instance in 2007. Tenggay Holdings, LLC is owned by Stella Sutton. Both of these entities are members of UPC Wind Partners II, LLC.

April 2006 Amended and Restated LLC Agreement and Unit Subscription Agreement

        On April 28, 2006 First Wind Holdings, LLC amended and restated its limited liability company agreement to effect a comprehensive reorganization and recapitalization, to facilitate capital contributions from our Sponsors and to consolidate management's holdings in First Wind Holdings, LLC. Pursuant to this amendment and in order to effect this reorganization and recapitalization: (i) all of First Wind Holdings, LLC's outstanding voting units and nonvoting units were initially assigned and transferred to UPC Wind Partners II, LLC pursuant to a unit transfer agreement and converted into a total of 51,000,000 Series A Units (see "—Consolidation of management's holdings in First Wind Holdings, LLC below); (ii) Series A Units were sold to each of our members pursuant to a unit subscription agreement, and certain Series A Units were granted for non-cash consideration (as described in the following paragraphs and under "—Contribution of Maine Wind Partners II, LLC" below); (iii) Series B-1 Units were granted to certain of our executive officers pursuant to restricted unit agreements (see "Summary of Compensation—Restricted Series B Units"); (iv) we redeemed certain Series A Units held by UPC Wind Partners II, LLC pursuant to a unit redemption agreement (see "—Redemption of Series A Units held by UPC Wind Partners II, LLC" below); (see "Summary of Compensation" above) and (v) all outstanding membership interests of First Wind Energy, LLC ("First Wind Energy") (formerly UPC Wind Management, LLC) were transferred to First Wind Holdings, LLC pursuant to a membership interest transfer agreement (see "—First Wind Energy, LLC" and "—Transfer of membership interests in First Wind Energy" below).

        On April 28, 2006, First Wind Holdings, LLC, the Sponsors, UPC Wind Partners II, LLC, Mr. Gaynor, Mr. Rosenzweig and a third party entered into a unit subscription agreement for Series A Units by which the investors acquired 102,928,788 Series A Units from First Wind Holdings, LLC for a unit purchase price of $1.00 per unit and, in one instance, non-cash consideration. A similar agreement was entered into with Mr. Alvarez on March 15, 2007. Pursuant to capital call provisions in our April 2006 amended and restated limited liability company agreement and corresponding provision in the unit subscription agreement, additional Series A Units were issued to our investors on July 28, 2006, October 2, 2006, November 1, 2006, January 3, 2007 and March 15, 2007, respectively; in each case for a unit subscription price of $1.00. Proceeds of these issuances were used to fund development activity. On            , 2008, Mr. Metzner entered into a similar agreement which gives him the right to purchase Series A Units for a unit purchase price of $1.00 per unit.

        Pursuant to our April 2006 amended and restated limited liability company agreement, and the related unit subscription agreement, we also sold securities to our directors, named executive officers and principal securityholders during the fiscal years 2006 and 2007 and during the six months ended June 30, 2008. Series A Units were sold at $1.00 per unit. Series B Units are intended to constitute "profits interests" within the meaning of Revenue Procedures 93-27 and 2001-43 and were accordingly awarded to certain members of our management team.

        On May 27, 2008, First Wind Holdings, LLC received additional capital commitments of $141.0 million from its members and increased the aggregate number of authorized Series A Units to 681,604,890. In February, May and June 2008, members of First Wind Holdings, LLC made aggregate capital contributions of $110.8 million, which includes $23.4 million of member loan conversions. Subsequent to June 30, 2008, certain members of First Wind Holdings, LLC made aggregate capital contributions of approximately $23.6 million. The remaining member capital commitments available to First Wind Holdings, LLC were $17.6 million as a result of the above capital transactions.

        On May 27, 2008, in connection with the additional capital commitments of $141.0 million provided by certain members of First Wind Holdings, LLC, First Wind Holdings, LLC increased the aggregate number of authorized Series B Units to 180,000,000, of which 45,000,000 are not subject to any restrictions. First Wind Holdings, LLC issued 44,118,000 Series B Units of the aforementioned 45,000,000 Series B Units to these members, which vested immediately upon issuance.

        On June 25, 2008, First Wind Holdings, LLC issued 53,810,000 Series B Units to employees and certain Directors of First Wind Holdings, LLC. Commensurate with this issuance, the aggregate number of Series B Units issued to employees, Directors and members of First Wind Holdings, LLC was 168,290,000.

        The following table sets forth, as of June 30, 2008, the aggregate number and purchase price of Series A Units sold to our directors, named executive officers and 5% security holders since 2006.

	Series A Units	Aggregate Purchase Price
D. E. Shaw MWP Acquisition Holdings, L.L.C.	138,933,850	138,933,850
Madison Dearborn Capital Partners IV, L.P.	138,933,850	138,933,850
UPC Wind Partners II, LLC	21,489,386	21,489,386

Total—principal securityholders	299,357,086	299,357,086

Paul Gaynor(1)	1,431,327	1,431,327
Michael Alvarez	256,971	256,971
Michael Metzner(2)	—	—
Kurt Adams(3)	—	—
Timothy Rosenzweig(4)	870,877	870,877

Total—named executive officers	2,559,175	2,559,175

(1)
Includes 1,247,584 Series A Units held by UPC Wind Partners II, LLC.

(2)
Michael Metzner did not hold Series A Units as of June 30, 2008.

(3)
Kurt Adams did not hold Series A Units as of June 30, 2008.

(4)
Includes 653,753 Series A Units held by UPC Wind Partners II, LLC.

        The units awarded to our management were issued pursuant to restricted unit agreements and were subject to vesting. See "—Summary of Compensation—Potential Payments upon Termination or Change in Control—Restricted Unit Agreements."

Consolidation of management's holdings in First Wind Holdings, LLC

        In April 2006, in connection with the adoption of our amended and restated limited liability company agreement, all of our outstanding voting units and nonvoting units were assigned and transferred to UPC Wind Partners II, LLC pursuant to a unit transfer agreement by and among BEC Montana Properties 2, LLC, BEC Montana Properties 3, LLC, Tenggay Holdings, LLC, Swift Diamond Holdings, LLC, TER Wind, LLC, Summer Holdings, LLC (for purposes of the transfer agreement, the transferors) and UPC Wind Partners II, LLC. Pursuant to the unit transfer agreement, the transferors agreed to transfer 100% of the shares of First Wind Holdings, LLC to UPC Wind Partners II, LLC in exchange for 1,093,406 units of UPC Wind Partners II, LLC. At the time of the transfer, BEC Montana Properties 2, LLC and BEC Montana Properties 3, LLC were owned by Brian Caffyn. Stella Sutton owned Tenngay Holdings, LLC. At the time of the transfer, Swift Diamond Holdings, LLC was owned by Mr. Gish, TER Wind, LLC was owned by Mr. Rosenzweig and Summer Holdings, LLC was owned by Mr. Gaynor.

Redemption of Series A Units held by UPC Wind Partners II, LLC

        On April 28, 2006, First Wind Holdings, LLC entered into a Unit Redemption Agreement with UPC Wind Partners II, LLC, under which First Wind Holdings, LLC redeemed 42,972,114 of the Series A Units held by UPC Wind Partners II, LLC in First Wind Holdings, LLC for a purchase price consisting of (i) $32.2 million paid immediately at execution of the Unit Redemption Agreement and (ii) future contingency cash payments to be made in connection with the commencement of commercial operations at certain development projects, equal to $33 thousand per megawatt of installed capacity at each such development project, up to a total of $10.0 million. As of the date of this offering, no such contingency payments have been made though future payments may be required if the applicable development projects reach commercial operations.

Contribution of Maine Wind Partners II, LLC

        On April 28, 2006, First Wind Holdings, LLC entered into a Membership Interest Transfer Agreement with D. E. Shaw MWP Acquisition Holdings, L.L.C. (for the purpose of this Membership Interest Transfer Agreement, the transferor) regarding all outstanding Preferred A Units held by the transferor in its subsidiary Maine Wind Partners II, LLC. Consequently, pursuant to the Membership Interest Transfer Agreement, we issued 16,277,500 Series A Units for non-cash consideration to D. E. Shaw MWP Acquisition Holdings, L.L.C., one of our principal securityholders.

First Wind Energy, LLC

        First Wind Energy, LLC employs all of our officers and personnel and is owned 99% by First Wind Holdings, LLC with the balance of its equity owned by the D. E. Shaw group and Madison Dearborn. The D. E. Shaw group and Madison Dearborn purchased their interests in First Wind Energy in January 2008 in exchange for an aggregate capital contribution of $200.

Transfer of membership interests in First Wind Energy

        On April 28, 2006, all outstanding membership interests of First Wind Energy were transferred to us pursuant to a membership interest transfer agreement by and among PAG Wind, LLC, a Delaware limited liability company, which is directly wholly owned by Peter Gish, BEC Wind, LLC, a Delaware limited liability company, which is directly wholly owned by Brian Caffyn, First Wind Holdings, LLC and certain related parties. Pursuant to the membership interest transfer agreement, PAG Wind, LLC sold and delivered five voting units and five non-voting units of First Wind Energy to First Wind Holdings, LLC for $1 and BEC Wind, LLC sold and delivered 45 voting units and 45 non-voting units of First Wind Energy to First Wind Holdings, LLC for $9. Under the terms of the agreement, First Wind Energy agreed to continue to provide certain administrative services provided in the past to certain of our subsidiaries for one year after the date of the membership interest transfer agreement. First Wind Energy currently provides administrative and management services to us and all of our subsidiaries.

Transfer of Turbines to Evergreen Wind Power, LLC

        In January 2006, the D. E. Shaw group sold 28 1.5 MW General Electric turbines to Evergreen Wind Power, LLC, our operating subsidiary that holds our Mars Hill assets. In connection with this sale, the D. E. Shaw group received a reimbursement of the consideration paid for the turbines as well as a cash payment of $5.0 million, representing an adjustment to the price originally paid by the D. E. Shaw group for the turbines. The D. E. Shaw group also contributed $3.0 million for membership interests in Maine Wind Partners II, LLC, an indirect owner of the Mars Hill wind energy project.

Tax Distributions

        In May 2008, pursuant to First Wind Holdings, LLC's amended and restated limited liability company agreement, First Wind Holdings, LLC made tax distributions to its Series A Unitholders totaling $8.6 million. These distributions covered income tax liabilities of First Wind Holdings, LLC's Series A Unitholders that arose in connection with their holdings during the fiscal year 2007.

Registration Rights Agreement

        In connection with the closing of the offering, we will enter into a resale and registration rights agreement with certain of our current investors to register for sale under the Securities Act shares of our equity securities in the circumstances described below. All persons who purchased our units under our April 2006 amended and restated limited liability company agreement and certain members of our management will be party to the resale and registration rights agreement. This agreement will provide certain holders of our common stock with the right to require us to register shares of our Class A common stock that are received by them in our reorganization that we are undertaking in connection with this offering or that are issuable upon exchange of fully-vested Series B Units, and a corresponding number of shares of our Class B common stock, and will provide the other stockholders who will be party to the agreement with the right to include their equity securities in a registration statement under most other circumstances. The following describes such rights and circumstances following our reorganization as a corporation.

         Demand Rights.    Subject to certain limitations, at any time after our initial public offering, certain of our stockholders will have the right, by delivering written notice to us, to require us to register the number of our equity securities requested to be so registered in accordance with the registration rights agreement. Within ten days of receipt of notice of a demand registration, we will be required to give notice to all other holders of registerable equity securities. We will include in the registration all securities with respect to which we receive a written request for inclusion in the registration within ten days of the date we send our notice. For purposes of the registration rights agreements, a public offering is defined as any firm commitment underwritten initial public offering by us or our stockholders of common equity securities pursuant to an effective registration statement under the Securities Act, which common equity securities are authorized and approved for listing on the New York Stock Exchange or admitted to trading and quoted on the Nasdaq National Market system.

         Piggyback Rights.    Any holder of registrable equity securities will be entitled to request to participate in, or "piggyback" on, registrations of any of our securities for sale by us or by a third party at any time after our initial public offering. We call this right a piggyback right and the resulting registration a piggyback registration. The piggyback right will apply to any registration following our initial public offering other than a demand registration described above or a registration on Form S-4 or S-8.

         Conditions and Limitations; Expenses.    The registration rights outlined above will be subject to conditions and limitations, including the right of the underwriters to limit the number of shares to be included in a registration statement and our right to delay or withdraw a registration statement under specified circumstances.

        Holders of securities with registration rights will not be able to make any public sale of our equity securities (including sales under Rule 144) during a period that begins seven days before the effectiveness of a registration statement and that ends, in the case of this offering, 180 days after this offering and, in any other underwritten offering in which registration rights were exercised, a period not to exceed 90 days or such shorter period as may be requested by the underwriters. In either case, the managing underwriters for the relevant offering may agree to shorten this period.

Related Party Loans and Advances

        Between the period commencing on March 5, 2002 and ending on April 28, 2006, we entered into a number of demand loan agreements with BEC Montana Properties 2, LLC, an entity that is wholly owned by Brian Caffyn. These loans allowed us to finance the development and construction of wind energy projects. We had the ability to borrow up to $42.0 million under the terms of the demand loans. The loans bore interest at an annual rate of 5% and were due on demand, but in no event later than ten years from the date of the loan. We used capital contributions of $28.2 million to repay and retire all outstanding demand loan agreements with BEC Montana Properties 2, LLC on April 28, 2006. In addition Mr. Caffyn provided two personal guarantees for certain obligations of Kaheawa Wind Power, LLC from March 20, 2005 through June 24, 2006. On March 24, 2005, Mr. Caffyn provided a personal guarantee of certain obligations of Kaheawa Wind Power, LLC in connection with a construction financing entered into by Kaheawa Wind Power, LLC. This guarantee was terminated on February 13, 2006. On March 23, 2006, Mr. Caffyn provided an additional personal guarantee of certain obligations of Kaheawa Wind Power, LLC in connection with a construction financing entered into by Kaheawa Wind Power, LLC. This guarantee terminated by its terms on June 24, 2006. Mr. Caffyn served as Chairman of First Wind Partners, LLC from 2002 to 2007.

        In 2005, we made an advance of approximately $3.0 million to Makani Nui Associates, LLC, which holds a minority membership interest in UPC Hawaii Wind Partners, LLC, one of our partially owned subsidiaries. During 2006, Makani Nui Associates, LLC repaid approximately $3.0 million to UPC Hawaii Wind Partners, LLC. For the year ended December 31, 2007, we made distributions to our tax equity investors and a minority member of the subsidiary that owns our Kaheawa Wind Power I project of $23.7 million.

        On May 3, 2007, we entered into term promissory notes with certain of our principal security holders and executive officers. Pursuant to our promissory notes with D. E. Shaw MWP Acquisition Holdings, L.L.C., Madison Dearborn Capital Partners IV, L.P., Michael Alvarez, Steve Vavrik, Timothy Rosenzweig and UPC Wind Partners II, LLC, a Delaware limited liability company, we borrowed $4.6 million, $4.6 million, $30 thousand, $30 thousand, $30 thousand and $0.8 million, respectively. The notes bear interest at 8% per annum. In May 2008, these borrowings were converted to capital contributions for which the lending members received 10,802,191 Series A Units in the aggregate.

        On May 29, 2007, we entered into a second set of term promissory notes with certain of our principal investors and executive officers. Pursuant to our promissory notes with D. E. Shaw MWP Acquisition Holdings, L.L.C., Madison Dearborn Capital Partners IV, L.P., Michael Alvarez and UPC Wind Partners II, LLC we borrowed $5.5 million, $5.5 million, $40 thousand and $0.8 million from these parties, respectively. The notes bear interest at 8% per annum. In May 2008, these borrowings were converted to capital contributions for which the lending members received 12,628,937 Series A Units.

        The D. E. Shaw group, Madison Dearborn and UPC Wind Partners II have guaranteed up to $350.0 million in support of our indebtedness to our lenders. These guarantees consisted of: (i) up to $270.0 million under one of our revolving credit facilities; (ii) $20.0 million under one of our turbine supply loans; and (iii) up to $60.0 million under our letter of credit facility. These guarantees are secured by a pledge of these parties' equity interests in us. We expect that these guarantees and pledge will terminate in connection with this offering. As of June 30, 2008, the outstanding amount of obligations guaranteed by our investors was $223.1 million under one of our revolving credit facilities and $20.0 million under one of our turbine supply loans.

        Membership interests in UPC Wind Partners II, LLC, which is an investor in First Wind Holdings, LLC, are beneficially owned by certain of our directors and executive officers. See "April 2006 Amended and Restated LLC Agreement and Unit Subscription Agreement—Consolidation of management's holdings in First Wind Holdings, LLC."

        On May 2, 2008, we received a 30% voting interest in Deepwater Wind Holdings, LLC, a wind energy development company focused on developing wind energy projects offshore the continental U.S., in exchange for a contribution of cash and other assets. The D. E. Shaw group owns approximately 41% of the outstanding voting interests in Deepwater Wind Holdings, LLC, with the balance of the membership interests held by third-party investors. Messrs. Gaynor, Alvarez and Martin serve on the board of managers of Deepwater Wind Holdings, LLC. Deepwater Wind Holdings, LLC is in the process of developing offshore wind energy projects and has no completed projects to date.

Inter-company Loans and Guarantees

        We provide loans to our project and other subsidiary companies on an ongoing basis to cover working capital, project, construction and related costs. Loans to our project subsidiaries are generally repaid once the project companies enter into third-party financings. As of December 31, 2007, approximately $275.0 million in intercompany loans was outstanding to our project and other subsidiary companies.

Indemnification, Employment and Related Agreements

        As permitted by the DGCL, our certificate of incorporation and bylaws include provisions that authorize and require us to indemnify our officers and directors to the fullest extent permitted under Delaware law, subject to limited exceptions. In connection with this offering, we will enter into separate indemnification agreements with each of our directors and certain of our officers, which may provide such individuals and their affiliates, including our Sponsors, rights to indemnification that may be more broad than the specific indemnification provisions contained in the DGCL. We have also entered into employment agreements, restricted unit agreements and non-competition and confidentiality agreements with our named executive officers. See "Management." The amended and restated limited liability company agreement of First Wind Holdings, LLC will also provide indemnification rights to its managing member, members, officers and their respective affiliates, including our Sponsors. Because First Wind Holdings, LLC is a limited liability company, the indemnification provisions in its amended and restated limited liability company agreement will not be subject to the limitations set forth in the DGCL with respect to the indemnification that may be provided by a Delaware corporation to its directors and officers.

Purchase of Prattsburgh Real Property

        On February 22, 2008 we entered into a purchase agreement with Windfarm Prattsburgh, LLC, a Delaware limited liability company and our indirect wholly owned subsidiary; UPC Wind Partners II, LLC; and BEC New York Properties, LLC, a Delaware limited liability company that is owned by Brian Caffyn with respect to a parcel of land situated in the town of Prattsburgh pursuant to which Windfarm Prattsburgh, LLC purchased the parcel of land from BEC New York Properties, LLC. Windfarm Prattsburgh, LLC agreed to purchase the parcel for (i) consideration of 152,527 Series A Units in UPC Wind Partners LLC to be granted to UPC Wind Partners II, LLC as the seller's designee and (ii) a payment of $23 thousand from Windfarm Prattsburgh, LLC to BEC New York Properties, LLC. Accordingly, and in connection with the closing of this transaction, we granted 152,527 Series A Units for non-cash consideration to UPC Wind Partners II, LLC, one of our principal securityholders.

Procedures for Approval of Related Person Transactions

        A "Related Party Transaction" is a transaction, arrangement or relationship in which we or any of our subsidiaries was, is or will be a participant, the amount of which involved exceeds $120,000, and in which any related party had, has or will have a direct or indirect material interest. A "Related Person" means:

  •
  any person who is, or at any time during the applicable period was, one of our executive officers or one of our directors;

  •
  any person who is known by us to be the beneficial owner of more than 5.0% of our common stock;

  •
  any immediate family member of any of the foregoing persons, which means any child, stepchild, parent, stepparent, spouse, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law or sister-in-law of a director or a beneficial owner of more than 5.0% of our common stock, and any person (other than a tenant or employee) sharing the household of such director or beneficial owner of more than 5.0% of our common stock; and

  •
  any firm, corporation or other entity in which any of the foregoing persons is a partner or principal or in a similar position or in which such person has a 10.0% or greater beneficial ownership interest.

        Our board of directors will adopt a written related party transactions policy prior to the completion of this offering. Pursuant to this policy, the Audit Committee will review all material facts of all Related Party Transactions and either approve or disapprove entry into the Related Party Transaction, subject to certain limited exceptions. In determining whether to approve or disapprove entry into a Related Party Transaction, the Audit Committee shall take into account, among other factors, the following: (1) whether the Related Party Transaction is on terms no less favorable than terms generally available to an unaffiliated third-party under the same or similar circumstances and (2) the extent of the Related Person's interest in the transaction. Further, the policy requires that all Related Party Transactions required to be disclosed in our filings with the SEC be so disclosed in accordance with applicable laws, rules and regulations.

THE REORGANIZATION AND OUR HOLDING COMPANY STRUCTURE

Overview

        On May 9, 2008, we were incorporated as a Delaware corporation. After the completion of the reorganization described below and this offering, our outstanding capital stock will consist of Class A common stock and Class B common stock. Our Class A common stock will be held by the investors in this offering as well as entities in the D. E. Shaw group. Our Class B common stock will be held by our Sponsors, certain of our employees and other existing investors. Our Class B common stock together with the corresponding number of Series B Units is, subject to certain limitations, convertible into Class A common stock at the election of the holders thereof and votes together with the Class A common stock as a single class. After the completion of the reorganization and this offering, our Sponsors will own      % of our outstanding Class A common stock and Class B common stock on a combined basis (        % if the underwriters exercise their option to purchase additional shares of Class A common stock in full) and will have effective control over the outcome of votes on all matters requiring approval by our stockholders.

        We were formed in contemplation of this offering and upon its completion all of our business and operations will continue to be conducted through First Wind Holdings, LLC, which owns all of our operating subsidiaries. We will be the sole managing member of First Wind Holdings, LLC. In connection with the reorganization we are completing immediately prior to this offering, all of the outstanding equity of First Wind Holdings, LLC will be either exchanged for our Class A common stock or reclassified into Series B Units of First Wind Holdings, LLC. Our Sponsors, certain of our employees and other existing investors will own all of First Wind Holdings, LLC's Series B Units, which have no voting rights, except with regard to certain amendments of First Wind Holdings, LLC's amended and restated limited liability company agreement that adversely affect the rights of holders of Series B Units. Each holder of Series B Units in First Wind Holdings, LLC will receive an equal number of shares of our Class B common stock, which is convertible into Class A common stock. Certain entities in the D. E. Shaw group have elected to receive Class A common stock in lieu of receiving Series B Units.

        For each membership unit of First Wind Holdings, LLC that is reclassified as a Series B Unit in the reorganization, we will issue the holder one share of our Class B common stock in exchange for the payment of its par value. When a Series B Unit is exchanged for a share of our Class A common stock or forfeited as a result of applicable vesting provisions related to compensatory equity grants a corresponding share of our Class B common stock will automatically be redeemed and cancelled by us. The combination of a Series B Unit and its corresponding share of Class B common stock will be exchangeable for a share of our Class A common stock. Unvested Series B Units will not be exchangeable until they have vested.

        Concurrently with the closing of this offering and the reorganization, the D. E. Shaw group and Madison Dearborn will enter into a shareholders' agreement pursuant to which they will agree to vote all shares of Class A common stock and Class B common stock then held by them, and acquired in the future, together on certain matters submitted to a vote of our common stockholders, including the election of directors. As a result, they will be able to exercise control over such matters requiring the approval of our stockholders, including the election of our directors and the approval of significant corporate transactions.

        The      shares of our Class A common stock that will be outstanding after this offering, will represent 100% of the rights of the holders of all classes of our capital stock to share in all distributions, except for the right of holders of our Class B common stock to receive its par value upon our liquidation, dissolution or winding up.

        Pursuant to a resale and registration rights agreement that we will enter into with certain of our current investors, we will use our best efforts to file a registration statement in order to register the resales of the shares of our Class A common stock that are issuable upon exchange of fully-vested Series B Units. See "—Resale and Registration Rights Agreement" for a description of the timing and manner limitations on resales of these shares.

        The graphic below illustrates our holding company structure and anticipated ownership immediately after the consummation of the reorganization and this offering (assuming no exercise of the Underwriters' option to purchase additional shares of Class A common stock).

(1)
The members of First Wind Holdings, LLC, other than us, will consist of our Sponsors and certain of our employees and current investors.
(2)
Each share of Class A common stock and Class B common stock is entitled to one vote per share. The Class A common stockholders will have the right to receive all distributions made on account of our capital stock, except for the right of the Class B common stockholders to receive their $0.0001 per share par value pari passu upon liquidation, dissolution or winding up. The D. E. Shaw group will hold Series B Units, Class A common stock and Class B common stock.
(3)
Series A Units and Series B Units will have the same economic rights per unit.

Holding Company Structure

        Our only business following this offering will be to act as the sole managing member of First Wind Holdings, LLC and, as such, we will operate and control all of its business and affairs and will consolidate its financial results into our financial statements. Following this offering, First Wind Holdings, LLC will have two classes of equity outstanding: Series A Units held by us and Series B Units that will be held by our Sponsors and certain of our employees and other current investors. The ownership interests of holders of Series B Units of First Wind Holdings, LLC will be accounted for as a minority interest in our consolidated financial statements after this offering and will be held by our Sponsors and certain of our employees and other current investors.

        Net profits and net losses and distributions of First Wind Holdings, LLC will be allocated and made to its members pro rata in accordance with the number of membership units of First Wind Holdings, LLC they hold. Accordingly, net profits and net losses of First Wind Holdings, LLC will

initially be allocated, and distributions will be made, approximately      % to us and approximately      % to the initial holders of Series B Units (or      % and       %, respectively, if the underwriters exercise their option to purchase additional shares of Class A common stock in full).

        Subject to the availability of net cash flow at the First Wind Holdings, LLC level, we intend to cause First Wind Holdings, LLC to distribute to us, and the holders of Series B Units, cash payments for the purposes of funding tax obligations in respect of the taxable income and net capital gain that is allocated to us and the holders of Series B Units, respectively, as members of First Wind Holdings, LLC.

        Assuming First Wind Holdings, LLC makes distributions to its members in any given year, the determination to pay dividends, if any, to our Class A common stockholders will be made by our board of directors. We do not expect to declare or pay any cash or other dividends in the foreseeable future on our Class A common stock, as we intend to reinvest cash flow generated by operations in our business. Class B common stock will not be entitled to any dividend payments. Our debt agreements effectively limit our ability to pay dividends on our Class A common stock, and we may also enter into credit agreements or other borrowing arrangements in the future that prohibit or restrict our ability to declare or pay dividends on our Class A common stock.

Restructuring of Certain Entities in the D. E. Shaw Group

        Entities in the D. E. Shaw group hold      % of First Wind Holdings, LLC's units immediately prior to this offering. Certain entities in the D. E. Shaw group have elected not to receive a combination of Class B common stock and Series B Units for their holdings in First Wind Holdings, LLC but will instead receive Class A common stock through a series of reorganization steps that will involve merging certain entities in the D. E. Shaw group into us immediately prior to the consummation of this offering. All other existing holders of units in First Wind Holdings, LLC will receive a combination of Class B common stock and Series B Units in exchange for their holdings.

Amended and Restated Limited Liability Company Agreement of First Wind Holdings, LLC

        Following our reorganization and this offering, we will operate our business through First Wind Holdings, LLC and its consolidated subsidiaries. The operations of First Wind Holdings, LLC, and the rights and obligations of its members, are governed by the amended and restated limited liability company agreement of First Wind Holdings, LLC, a form of which is filed as an exhibit to the registration statement of which this prospectus forms a part. The following is a description of the material terms of this limited liability company agreement.

         Governance.    We will serve as the sole managing member of First Wind Holdings, LLC. As such, we will control its business and affairs and be responsible for the management of its business. No other members of First Wind Holdings, LLC, in their capacity as such, will have any authority or right to control the management of First Wind Holdings, LLC or to bind it in connection with any matter.

         Voting and Economic Rights of Members.    First Wind Holdings, LLC will have two series of outstanding equity: Series A Units, which may only be issued to us, the sole managing member, and Series B Units. The Series B Units will be held by our Sponsors and certain of our employees and other current investors. As of the closing of this offering      Series B Units will be fully-vested and      Series B Units will have been granted but remain subject to vesting. Each Series A Unit and Series B Unit will entitle holders to equal economic rights. Holders of Series B Units will have no voting rights, except for the right to approve amendments to the amended and restated limited liability company agreement of First Wind Holdings, LLC that adversely affect the rights of the holders of Series B Units.

        Net profits and net losses and distributions of First Wind Holdings, LLC will be allocated and made to its members pro rata in accordance with the number of membership units of First Wind Holdings, LLC they hold (whether or not vested). First Wind Holdings, LLC will agree to make distributions to the holders of its membership units, including us, for the purpose of funding tax obligations in respect of First Wind Holdings, LLC that are allocated to them. See "—Restrictive Covenants—Tax Consequences." However, First Wind Holdings, LLC may not make any distributions to its members if doing so would violate any agreement to which it is then a party or any law then applicable to it, have the effect of rendering it insolvent or result in it having net capital lower than that required by applicable law.

         Coordination of First Wind Holdings Inc. and First Wind Holdings, LLC.    At any time we issue a share of our Class A common stock for cash, the net proceeds received by us will be promptly transferred to First Wind Holdings, LLC, and First Wind Holdings, LLC will issue to us one of its Series A Units, or, alternatively, we may agree to transfer the net proceeds to a member of First Wind Holdings, LLC in exchange for the surrender of one Series B Unit of First Wind Holdings, LLC held by such member, which Series B Unit will be automatically converted into a Series A Unit upon such transfer. At any time we issue a share of our Class A common stock pursuant to our LTIP Plan, we will contribute to First Wind Holdings, LLC any proceeds we receive in connection with such issuance and First Wind Holdings, LLC will issue to us one of its Series A Units, having the same restrictions, if any, attached to the shares of Class A common stock issued under this plan. In the event that we issue other classes or series of our equity securities, First Wind Holdings, LLC will issue, and Series B Units (if any) transferred to us by its members in exchange for our newly issued equity securities will be automatically converted into, an equal number of equity securities of First Wind Holdings, LLC with designations, preferences and other rights and terms that are substantially the same as our newly issued equity securities. Conversely, if we redeem any shares of our Class A common stock (or our equity securities of other classes or series) for cash, First Wind Holdings, LLC will, immediately prior to our redemption, redeem an equal number of Series A Units (or its equity securities of the corresponding classes or series) held by us, upon the same terms and for the same price, as the shares of our Class A common stock (or our equity securities of such other classes or series) are redeemed.

        Pursuant to the amended and restated limited liability company agreement of First Wind Holdings, LLC, we will agree, as managing member, that we will not conduct any business other than the management and ownership of First Wind Holdings, LLC and its subsidiaries, or own any other assets (other than on a temporary basis), although we may incur indebtedness and may take other actions if we determine in good faith that such indebtedness or other actions are in the best interest of First Wind Holdings, LLC. In addition, membership units of First Wind Holdings, LLC, as well as our common stock, will be subject to equivalent stock splits, dividends and reclassifications.

         Issuances and Transfer of Units.    Series A Units may only be issued to us, the managing member of First Wind Holdings, LLC, and are non-transferable. Series B Units may only be issued to persons or entities to which we agree to permit the issuance of units in exchange for cash or other consideration, including the services of First Wind Holdings, LLC's employees. Series B Units may not be transferred, except to certain permitted affiliate transferees of our Sponsors. A holder of Series B Units may not transfer any Series B Units to any person unless he or she transfers an equal number of shares of our Class B common stock to the same transferee.

         Exchange Rights.    We have reserved for issuance      shares of our Class A common stock, which is the aggregate number of shares of our Class B common stock outstanding after the completion of our reorganization and this offering.

         Redemption of Shares of Class B Common Stock.    Any holder of Series B Units who has acquired a corresponding number of shares of Class B common stock in connection with the original issuance of Series B Units, including all holders of the      Series B Units to be issued to our Sponsors and certain

of our employees and other current investors in connection with the reorganization, must deliver a corresponding number of shares of Class B common stock to us for redemption in connection with exercising its right to exchange Series B Units for shares of our Class A common stock.

Exculpation and Indemnification

        The amended and restated limited liability company agreement contains provisions limiting the liability of First Wind Holdings, LLC's managing members, members, officers and their respective affiliates, including our Sponsors. Moreover, the amended and restated limited liability company agreement contains broad indemnification provisions for First Wind Holdings, LLC's managing member, members, officers and their respective affiliates, including our Sponsors. Because First Wind Holdings, LLC is a limited liability company, these provisions are not subject to the limitations on exculpation and indemnification contained in the DGCL with respect to the indemnification that may be provided by a Delaware corporation to its directors and officers.

Restrictive Covenants

         Non-Competition.    Pursuant to the terms of our amended and restated limited liability company agreement and the individual restricted unit agreements into which we have entered with all of our employees who are members of First Wind Holdings, LLC, our employee members will agree not to compete with us during the term of their employment with us. In addition, they agree not to compete with us for a period of two years following the termination of their employment.

         Confidential Information.    All employee members of First Wind Holdings, LLC will agree to protect the confidential information of First Wind Holdings, LLC. This covenant will survive the termination of their employment.

         Forfeiture of Series B Units.    Unless otherwise determined by our board of directors in its sole discretion, or previously agreed to by the employee member, his or her permitted transferees and us, the employee members of First Wind Holdings, LLC will forfeit their unvested Series B Units in First Wind Holdings, LLC if their employment with us is terminated for cause or if they leave without cause.

         Voting Rights of Class A Stockholders and Class B Stockholders.    Each share of our Class A common stock and Class B common stock will entitle its holder to one vote. Immediately after this offering, our Class B common stockholders will collectively hold approximately      % of the combined voting power of our common stock (or      % if the underwriters exercise their option to purchase additional shares of Class A common stock in full). In addition, the D. E. Shaw group will hold approximately      % of the combined voting power of our common stock as a result of its ownership of our Class A common stock. After the completion of the reorganization and this offering, our Sponsors will own      % of our outstanding Class A common stock and Class B common stock on a combined basis (      % if the underwriters exercise their option to purchase additional shares of Class A common stock in full) and will have effective control over the outcome of votes on all matters requiring approval by our stockholders.

         Tax Consequences.    The holders of membership units of First Wind Holdings, LLC, including us, generally will incur U.S. federal, state and local income taxes on their proportionate share of any net taxable income of First Wind Holdings, LLC. Net profits and net losses of First Wind Holdings, LLC generally will be allocated to its members pro rata in proportion to the number of membership units they hold. The amended and restated limited liability company agreement of First Wind Holdings, LLC will provide for cash distributions to its members if the taxable income of First Wind Holdings, LLC in a given year gives rise to taxable income for its members in excess of the cash otherwise distributed to them in that year. In accordance with this agreement, First Wind Holdings, LLC will make distributions to the holders of its membership units for the purpose of funding their tax obligations in respect of the income of First Wind Holdings, LLC that is allocated to them. Generally, these tax distributions will be computed based on our estimate of the net taxable income of First Wind Holdings, LLC allocable per unit multiplied by an assumed tax rate equal to the highest combined U.S. federal and applicable state and local tax rate applicable to any member (taking into account the deductibility of state and local taxes for U.S. federal income tax purposes).

        First Wind Holdings, LLC intends to make an election under Section 754 of the Internal Revenue Code of 1986, as amended (the "Internal Revenue Code"), which will be effective for 2008 and for each taxable year in which an exchange of Series B Units, together with a corresponding number of shares of our Class B common stock, for shares of our Class A common stock occurs. As a result of this election, our initial acquisition of new Series A Units, and the subsequent exchanges of Series B Units, together with a corresponding number of shares of our Class B common stock, for shares of our Class A common stock, are expected to result in increases in our share of the tax basis in the tangible and intangible assets of First Wind Holdings, LLC at the time of our acquisition of membership units and any future exchanges, which will increase the tax depreciation and amortization deductions available to us. These increases in tax basis and tax depreciation and amortization deductions are expected to reduce the amount of tax that we would otherwise be required to pay in the future. We may be required to pay a portion of the cash saving we actually realize from such increase to the holders of the Series B Units pursuant to a tax receivable agreement. See "—Tax Receivable Agreement" below.

Tax Receivable Agreement

        We will enter into a tax receivable agreement with holders of Series B Units after giving effect to the reorganization and any future holder of Series B Units that will require us to pay such holders      % of the amount of cash savings, if any, in U.S. federal, state and local income tax that we actually realize (or are deemed to realize in the case of an early termination payment by us, or a change in control, as discussed below) as a result of the increases in tax basis described above and of certain other tax benefits related to entering into the tax receivable agreement, including tax benefits attributable to payments under the tax receivable agreement. This will be our obligation and not the obligation of First Wind Holdings, LLC. We expect to benefit from the remaining      % of cash savings, if any, realized. For purposes of the tax receivable agreement, cash savings in income tax will be computed by comparing our actual income tax liability to the amount of such taxes that we would have been required to pay had there been no increase in our share of the tax basis of the tangible and intangible assets of First Wind Holdings, LLC. The term of the tax receivable agreement will commence upon consummation of this offering and will continue until all such tax benefits have been used or expired, unless we exercise our right to terminate the tax receivable agreement for an agreed-upon value of payments remaining to be made under the agreement. Estimating the amount of payments that we may be required to make under the tax receivable agreement is imprecise by its nature, because the actual increase in our share of the tax basis, as well as the amount and timing of any payments under the tax receivable agreement, will vary depending upon a number of factors, including:

  •
  the timing of exchanges of Series B Units, together with a corresponding number of shares of our Class B common stock for shares of our Class A common stock—for instance, the increase in any tax deductions will vary depending on the fair market value, which may fluctuate over time, of the depreciable and amortizable assets of First Wind Holdings, LLC at the time of the exchanges;

  •
  the price of our Class A common stock at the time of exchanges of Series B Units (and the corresponding number of shares of our Class B common stock)—the increase in our share of the basis in the assets of First Wind Holdings, LLC, as well as the increase in any tax deductions, will be related to the price of our Class A common stock at the time of these exchanges;

  •
  the extent to which these exchanges are taxable—if an exchange is not taxable for any reason (for instance, if a holder of Series B Units exchanges units, together with a corresponding number of shares of our Class B common stock, in order to make a charitable contribution), increased deductions will not be available;

  •
  the tax rates in effect at the time we use the increased amortization and depreciation deductions; and

  •
  the amount and timing of our income—we will be required to pay      % of the tax savings, as and when realized, if any. If we do not have taxable income, we generally will not be required to make payments under the tax receivable agreement for that taxable year because no tax savings will have been actually realized.

        We expect that, as a result of the size of the increases in our share of the tax basis of the tangible and intangible assets of First Wind Holdings, LLC attributable to our interest therein, the payments that we make under the tax receivable agreement will likely be substantial for periods in which we generate taxable income. However, because we have not generated taxable income to date and do not expect to generate taxable income in the near-term, it is difficult to predict when and if we will make payments under the tax receivable agreement. Assuming that there are no material changes in the relevant tax law, and that we earn sufficient taxable income to realize the full tax benefit of the increased depreciation and amortization of our assets, we expect that future aggregate payments under the tax receivable agreement in respect of our initial purchase of membership units of First Wind Holdings, LLC will be approximately $       million and range from approximately $       million to $       million per year over the next 15 years (or $       million and range from approximately $       million to $       million per year over the next 15 years if the underwriters exercise their option to purchase additional shares of our Class A common stock in full). A $1.00 increase (decrease) in the assumed initial public offering price of $       per Class A share (the midpoint of the price range set forth on the cover of this prospectus) would increase (decrease) the aggregate amount of future payments to holders of Series B Units in respect of the purchase by $       million (or $       million if the underwriters exercise their option to purchase additional shares of our Class A common stock in full).

        In addition, the tax receivable agreement will provide that, upon certain mergers, asset sales, other forms of business combinations or other changes of control, our (or our successors') obligations with respect to exchanged or acquired Series B Units (whether exchanged or acquired before or after such transaction) would be based on certain assumptions, including that we would have sufficient taxable income to fully use the deductions arising from the increased tax basis and other benefits related to entering into the tax receivable agreement.

        Decisions made by the continuing members of First Wind Holdings, LLC in the course of running our business, such as with respect to mergers, asset sales, other forms of business combinations or other changes in control, may influence the timing and amount of payments that are received by an exchanging or selling member under the tax receivable agreement. For example, the earlier disposition of assets following an exchange or acquisition transaction will generally accelerate payments under the tax receivable agreement and increase the present value of such payments, and the disposition of assets before an exchange or acquisition transaction will increase an existing owner's tax liability without giving rise to any rights of an existing owner to receive payments under the tax receivable agreement.

        Were the IRS to successfully challenge the tax basis increases described above, we would not be reimbursed for any payments previously made under the tax receivable agreement. As a result, in certain circumstances, we could make payments under the tax receivable agreement in excess of our actual cash savings in income tax.

Resale and Registration Rights Agreement

        Pursuant to a resale and registration rights agreement that we will enter into with certain of our current investors, the shares of Class A common stock that are received by them in the reorganization, which we are undertaking in connection with this offering, or that are issuable in exchange for fully-vested Series B Units, will be eligible for resale pursuant to a registration statement or otherwise, subject to the resale timing and manner limitations described above.

Shareholders' Agreement

        Concurrently with the consummation of this offering and the reorganization, our Sponsors will enter into a shareholders' agreement with respect to all shares of common stock then held by them and any additional shares of common stock that they may acquire in the future. Pursuant to this agreement, they will agree to vote all their shares of Class A common stock and Class B common stock together on certain matters submitted to our common stockholders for a vote, including the election of directors. Because our Sponsors will own      % of our outstanding Class A common stock and Class B common stock on a combined basis (      % if the underwriters exercise their option to purchase additional shares of Class A common stock in full), our Sponsors will have effective control over our election of directors.

DESCRIPTION OF CAPITAL STOCK

        Pursuant to our certificate of incorporation, we have the authority to issue an aggregate of             shares of capital stock, consisting of             shares of Class A common stock, par value $0.001 per share,             shares of Class B common stock, $0.0001 par value and              shares of preferred stock, par value $0.001 per share.

        Selected provisions of our organizational documents are summarized below. Forms of our organizational documents are attached as exhibits to the registration statement of which this prospectus is a part. In addition, the summary below does not give full effect to the terms of the provisions of statutory or common law that may affect the rights of a stockholder.

Class A Common Stock

        Upon completion of this offering we will have a total of             shares of Class A common stock and              shares of Class B common stock outstanding. Prior to the offering, all of our outstanding shares of common stock were held of record by First Wind Holdings, LLC. We have reserved             shares of Class A common stock for issuance to employees under our LTIP Plan.

         Voting rights.    Each share of Class A common stock is entitled to one vote in the election of directors and on all other matters submitted to a vote of our stockholders. Class A common stockholders may not cumulate their votes in the election of directors. Each of our directors is elected on an annual basis by our Class A common stockholders and Class B common stockholders voting as a single class.

         Dividends and distributions.    Holders of our Class A common stock are entitled to receive dividends if, as and when such dividends are declared by our board out of assets legally available therefor after payment of dividends required to be paid on shares of preferred stock, if any.

         Liquidation.    In the event of any dissolution, liquidation, or winding up of our affairs, whether voluntary or involuntary, after payment of our debts and other liabilities and making provision for any holders of our preferred stock who have a liquidation preference, our remaining assets will be distributed ratably among the holders of Class A common stock.

         Other rights.    Holders of our Class A common stock have no redemption or conversion rights or other subscription rights. There are no redemption or sinking fund provisions applicable to the Class A common stock.

        The rights preferences and privileges of holders of Class A common stock are subject to, and may be adversely affected by, the rights of holders of shares of any series of preferred stock that we may designate and issue in the future.

Class B Common Stock

         Issuance of Class B Common Stock with Series B Units.    Shares of our Class B common stock are issuable only in connection with the issuance of Series B Units of First Wind Holdings, LLC. When a Series B Unit is issued by First Wind Holdings, LLC, we will issue the holder one share of our Class B common stock in exchange for the payment of its par value. Each share of our Class B common stock will be redeemed for its par value and cancelled by us if the holder of the corresponding Series B Unit exchanges or forfeits its Series B Unit pursuant to the terms of the amended and restated limited liability company agreement of First Wind Holdings, LLC or otherwise.

         Voting Rights.    Our Class B common stockholders will be entitled to one vote for each share held of record on all matters submitted to a vote of our stockholders.

        Class B common stockholders will not be entitled to cumulate their votes in the election of directors. Generally, all matters to be voted on by stockholders must be approved by a majority (or, in the case of election of directors, by a plurality) of the votes entitled to be cast by all Class B common stockholders and Class A common stockholders present in person or represented by proxy, voting together as a single class. Except as otherwise provided by law or as described in "—Anti-Takeover Effects of Delaware Law and Our Certificate of Incorporation and Bylaw Provisions" amendments to our certificate of incorporation must be approved by a majority of the combined voting power of all shares of Class B common stock and Class A common stock, voting together as a single class. However, amendments to our certificate of incorporation that would alter or change the powers, preferences or special rights of the shares of Class B common stock so as to affect them adversely also must be approved by a majority of the votes entitled to be cast by the holders of the shares affected by the amendment, voting as a separate class. Accordingly, any amendment to our certificate of incorporation to increase or decrease the authorized shares of Class B common stock must be approved by the vote of the holders of a majority of the shares of Class B common stock, voting together as a single class.

        See "The Reorganization and Our Holding Company Structure—Shareholders' Agreement" for a description of the terms of the Shareholders' Agreement that our Sponsors will enter into in connection with this offering.

         Dividend Rights.    Our Class B common stockholders will not participate in any dividends declared by our board of directors.

         Liquidation.    In the event of any dissolution, liquidation, or winding up of our affairs, whether voluntary or involuntary, after payment of our debts and other liabilities and making provision for any holders of our preferred stock who have a liquidation preference, Class B common stockholders will only be entitled to receive the $0.0001 par value of our Class B common stock.

         Other Matters.    In the event of our merger or consolidation with or into another company in connection with which shares of Class B common stock are converted into, or exchangeable for, shares of stock, other securities or property (including cash), all Class B common stockholders will be entitled to receive the same kind and amount of shares of stock and other securities and property (including cash); provided, that if shares of Class B common stock are exchanged for shares of capital stock, such shares exchanged for, or changed into, may differ to the extent that the shares of our Class A common stock and Class B common stock differ. No shares of Class B common stock will have preemptive rights to purchase additional shares of Class B common stock.

Preferred Stock

        Our certificate of incorporation authorizes our board of directors, subject to any limitations prescribed by law, without further stockholder approval, to establish and to issue from time to time one or more classes or series of preferred stock, par value $0.001 per share, covering up to an aggregate of              shares of preferred stock. Each class or series of preferred stock will cover the number of shares and will have preferences, voting powers, qualifications and special or relative rights or privileges determined by the board of directors, which may include, among others, dividend rights, liquidation preferences, voting rights, conversion rights, preemptive rights and redemption rights.

Certain Effects of Authorized But Unissued Stock

        The authorized but unissued shares of common stock and preferred stock are available for future issuance without stockholder approval. These additional shares may be utilized for a variety of corporate purposes, including future public offerings to raise additional capital, corporate acquisitions and employee benefit plans.

        The ability of our board of directors to issue authorized but unissued common stock and preferred stock could render more difficult or discourage an attempt to obtain control of the company by means of a proxy contest, tender offer, merger or otherwise, and thereby protect the continuity of our management.

Anti-Takeover Effects of Delaware Law and Our Certificate of Incorporation and Bylaw Provisions

        A number of provisions in our certificate of incorporation, our bylaws and Delaware law may make it more difficult to acquire control of us. These provisions could deprive the stockholders of opportunities to realize a premium on the shares of common stock owned by them. In addition, these provisions may adversely affect the prevailing market price of our common stock. These provisions are intended to:

  •
  enhance the likelihood of continuity and stability in the composition of the board and in the policies formulated by the board;

  •
  discourage transactions that may involve an actual or threatened change in control of us;

  •
  discourage tactics that may be involved in proxy fights; and

  •
  encourage persons seeking to acquire control of our company to consult first with the board of directors to negotiate the terms of any proposed business combination or offer.

Advance Notice Procedures for Stockholder Proposals and Director Nominations

        Our bylaws provide that stockholders seeking to bring business before an annual meeting of stockholders, or to nominate candidates for election as directors at an annual meeting of stockholders, must provide timely notice thereof in writing. To be timely, a stockholder's notice generally must be delivered to or mailed and received at our principal executive offices not less than 90 and no more than 120 calendar days prior to the first anniversary of the preceding year's annual meeting of stockholders. In addition, our bylaws specify requirements as to the form and content of a stockholder's notice. These provisions may preclude stockholders from bringing matters before an annual meeting of stockholders or from making nominations for directors at an annual meeting of stockholders.

Stockholder Meetings

        Our bylaws provide that stockholders are permitted to call special meetings of stockholders for as long as our Sponsors hold the majority of our outstanding voting stock. After such time, only our board of directors, Chairperson or Chief Executive Officer are permitted to call a meeting of stockholders.

Supermajority Vote to Amend Bylaws

        Our certificate of incorporation requires the affirmative vote of the holders of at least 80% of the combined voting power of all shares of our stock then outstanding to adopt, amend or repeal any bylaws of the company.

Limitation of Liability

        Our certificate of incorporation and bylaws provide that to the fullest extent permitted by Delaware law, as that law may be amended and supplemented from time to time, that our directors, officers will not be personally liable to us or our stockholders for monetary damages for breach of fiduciary duty as a director, except for liability (i) for any breach of the director's duty of loyalty to the company or our stockholders, (ii) for acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the DGCL or (iv) for any transaction from which the director derived any improper personal benefit. The effect of this provision of the certificate of incorporation is to eliminate the rights of the company and our stockholders (through stockholders' derivative suits on our behalf) to recover monetary damages against a director for breach of the fiduciary duty of care as a director (including breaches resulting from negligent behavior) except in the situations described in clauses (i) through (iv) above. Our bylaws also set forth certain indemnification provisions and provide for the advancement of expenses incurred by a director in defending a claim by reason of the fact that he was a director of the Company (or was serving as a director or officer of another entity at our request), provided that the director agrees to repay the amounts advanced if the director is not entitled to be indemnified by us under the provisions of the DGCL. The indemnification provisions of our certificate of incorporation may reduce the likelihood of derivative litigation against directors and may discourage or deter stockholders or management from bringing a lawsuit against directors for breaches of their fiduciary duties, even though an action, if successful, otherwise might have benefited us and our stockholders.

        The rights to indemnification and advancement of expenses are not exclusive of any other rights to indemnification our directors or officers, or their respective affiliates, including our Sponsors, may be entitled to under any agreement, vote of stockholders or disinterested directors or otherwise. We intend to enter into indemnification agreements with each of our directors and some of our officers pursuant to which we agree to indemnify the director or officer and his or her affiliates, including our Sponsors, against expenses, judgments, fines or amounts paid in settlement incurred by the director or officer and such affiliates, including our Sponsors, and arising out of his capacity as a director, officer, employee and/or agent of the company or other enterprise of which he is a director, officer, employee or agent acting at our request to the maximum extent permitted by applicable law, subject to certain limitations. Additionally, under Delaware law, we may purchase and maintain insurance for the benefit and on behalf of our directors and officers insuring against all liabilities that may be incurred by the director or officer in or arising out of his capacity as our director, officer, employee and/or agent.

        First Wind Holdings, LLC's amended and restated limited liability company agreement contains corresponding provisions with regard to its managing member, members, officers and their respective affiliates. Because First Wind Holdings, LLC is a limited company, these indemnification provisions, which will also benefit our Sponsors, are not subject to the limitations of the DGCL regulating indemnification of officers and directors.

Certificate of Incorporation Provisions Relating to Corporate Opportunities and Interested Directors

        Our certificate of incorporation will provide that each of the Sponsors has no obligation to offer us an opportunity to participate in business opportunities presented to those entities or their respective affiliates even if the opportunity is one that we might reasonably have pursued, and that none of those entities nor their respective affiliates will be liable to us or our stockholders for breach of any duty by reason of any such activities unless, in the case of any person who is a director or officer of our company, such business opportunity is expressly offered to such director or officer in writing solely in his or her capacity as an officer or director of our company. Stockholders will be deemed to have notice of and consented to this provision of our certificate of incorporation.

Delaware Business Combination Statute

        We have elected in our certificate of incorporation not to be subject to Section 203 of the DGCL regulating corporate takeovers. This section prevents a Delaware corporation from engaging in a business combination, which includes a merger or sale of more than 10% of the corporation's assets, with a stockholder who owns 15% or more of the corporation's outstanding voting stock, as well as affiliates and associates of any of those persons. That prohibition extends for three years following the date that stockholder acquired that amount of stock unless:

  •
  the transaction in which that stockholder acquired the stock is approved by the board of directors prior to that date;

  •
  upon completion of the transaction that resulted in the acquisition of the stock, the stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding those shares owned by various employee benefit plans or persons who are directors and also officers; or

  •
  on or after the date the stockholder acquired the stock, the business combination is approved by the board of directors and authorized at an annual or special meeting of stockholders by the affirmative vote of at least two-thirds of the outstanding voting stock that is not owned by the stockholder.

SHARES ELIGIBLE FOR FUTURE SALE

        Prior to the date of this prospectus, there has been no public market for our Class A common stock. The sale of a substantial amount of our Class A common stock in the public market after we complete this offering, or the perception that such sales may occur, could adversely affect the prevailing market price of our Class A common stock. Furthermore, because some of our shares will not be available for sale shortly after this offering due to the contractual and legal restrictions on resale described below and the fact that a significant number of our shares of Class A common stock (including Class A common stock issuable upon exchange of a combination of fully-vested Series B Units and the corresponding number of shares of our Class B common stock) are subject to registration rights held by certain of our stockholders, the sale of a substantial amount of Class A common stock in the public market after these restrictions lapse or in the future by these stockholders could adversely affect the prevailing market price of our Class A common stock and our ability to raise equity capital in the future.

        Upon the completion of this offering, we will have             shares of Class A common stock outstanding. All of the shares of our Class A common stock sold in this offering will be freely tradable without restrictions or further registration under the Securities Act, unless the shares are purchased by "affiliates" as that term is defined in Rule 144 under the Securities Act and except certain shares that will be subject to the lock-up periods described under the caption "Underwriting," following the completion of this offering. Any shares purchased by an affiliate may not be resold except in compliance with Rule 144 volume limitations, manner of sale and notice requirements, pursuant to another applicable exemption from registration or pursuant to an effective registration statement. The shares of Class A common stock issuable to our Class B common stockholders will be "restricted securities" as that term is defined in Rule 144 under the Securities Act. These restricted securities may be sold in the public market by our employees only if they are registered or if they qualify for an exemption from registration under Rule 144 under the Securities Act. This rule is summarized below.

Rule 144

        In general, under Rule 144, beginning 90 days after this offering, a person (or persons whose Class A common stock is required to be aggregated) who is not deemed to have been an affiliate of ours at any time during the three months preceding a sale, and who has beneficially owned our Class A common stock for at least six months would be entitled sell those shares. An affiliate of ours who has held our Class A common stock (or Class B common stock exchangeable therefor) for at least six months would be entitled to sell in any three month period a number of shares that does not exceed the greater of:

  •
  1% of the then outstanding shares, which will equal approximately                     shares immediately after consummation of this offering; or

  •
  the average weekly trading volume in our shares on Nasdaq during the four calendar weeks preceding the filing of a notice on Form 144 with respect to such a sale, subject to restrictions.

        To the extent that our affiliates sell their Class A common stock, other than pursuant to Rule 144 or a registration statement, the purchaser's holding period for the purpose of effecting a sale under Rule 144 commences on the date of transfer from the affiliate. Sales under Rule 144 are also subject to manner of sale provisions and notice requirements and to the availability of current public information about us.

Class A Common Stock Issuable Upon Exchange of Series B Units

        Upon completion of this offering,                     Series B Units of First Wind Holdings, LLC will be outstanding. Each vested Series B Unit together with a corresponding share of our Class B common stock will be exchangeable for a share of our Class A common stock, subject to the exchange timing and volume limitations described under "The Reorganization and Our Holding Company Structure—Amended and Restated Limited Liability Company Agreement of First Wind Holdings, LLC—Exchange Rights." Pursuant to a resale and registration rights agreement that we will enter into with certain of our current investors, we will agree to file a registration statement for the sale of the shares of our Class A common stock that are received by them in the reorganization that we are undertaking in connection with this offering or that are issuable upon exchange of fully-vested Series B Units (and the corresponding number of shares of our Class B common stock). If all initial holders of Series B Units exercised their initial exchange and resale rights,                      shares of Class A common stock would be issued (representing                    % of the number of shares of our Class A common stock immediately after this offering) and resold in this future offering. Thereafter, the holders of Series B Units will be able to exercise their exchange and registration rights in accordance with similar timing and volume limitations. See "The Reorganization and Our Holding Company Structure—Resale and Registration Rights Agreement" for a description of the timing and circumstances of resales of shares of our Class A common stock issuable upon exchange of fully-vested Series B Units (and the corresponding number of shares of our Class B common stock).

Stock Issued Under Employee Plans

        We intend to file a registration statement on Form S-8 under the Securities Act to register approximately      shares of Class A common stock issuable under our LTIP Plan or upon conversion of restricted Series B Unit awards into Class A common stock. This registration statement is expected to be filed following the effective date of the registration statement of which this prospectus is a part and will be effective upon filing. All of these Class A common stock will be eligible for resale in the public market without restriction after the effective date of the Form S-8 registration statements, subject to Rule 144 limitations applicable to affiliates. Under Rule 701 under the Securities Act, as currently in effect, each of our employees, officers, directors, and consultants who purchased or received shares pursuant to a written compensatory plan or contract is eligible to resell these shares 90 days after the effective date of this offering in reliance upon Rule 144, but without compliance with specific restrictions. Rule 701 provides that affiliates may sell their Rule 701 shares under Rule 144 without complying with the holding period requirement and that non-affiliates may sell their shares in reliance on Rule 144 without complying with the holding period, public information, volume limitation or notice provisions of Rule 144.

Lock-Up Period

        Notwithstanding the foregoing, our executive officers, directors and existing stockholders have agreed not to offer, sell, contract to sell, pledge or otherwise dispose of any shares of our Class A common stock for a period of 180 days after the date of this prospectus. See "Underwriting."

DESCRIPTION OF PRINCIPAL INDEBTEDNESS

        The following table summarizes our outstanding debt as of June 30, 2008 (unaudited):

Debt facilities:	Maximum Facility(1)	Total Outstanding	Current Maturity	Remaining Facility Amount(1)	Outstanding Member Guarantees(2)	Interest Rate at June 30, 2008	Final Maturity(1)
	(in thousands)
Turbine supply loans:
First Wind Acquisition, LLC	$267,200	$267,200	$267,200	$—	$20,000	4.85%	2009
First Wind Acquisition III, LLC	95,500	95,500	95,500	—	—	5.85	2009
First Wind Acquisition IV, LLC	83,000	81,762	81,762	—	—	5.35	2008
Revolver loans:
First Wind Acquisition, LLC	60,000	—	—	60,000	—	—	2009
First Wind Holdings, LLC	270,000	223,119	223,119	46,881	223,119	3.60	2008
Term loans:
First Wind Acquisition, LLC	7,200	7,200	7,200	—	—	4.85	2009
Maine Wind Partners, LLC	24,750	19,852	3,808	—	—	4.27 - 6.27	2022
Construction equipment financing	6,531	6,112	698	—	—	8.00	2013
Vehicle loans	N/A	286	74	—	—	1.90 - 11.59	2008 - 2013

Total		$701,031	$679,361	$106,881	$243,119

(1)
Reflects amendments to certain of such facilities executed subsequent to June 30, 2008.
(2)
As of June 30, 2008, certain of our current investors had provided guarantees of up to $350.0 million in support of our indebtedness to our lenders. Those guarantees are comprised as follows: (i) up to $270.0 million under the First Wind Holdings Loan, (ii) $20.0 million under one of our turbine supply loans and (iii) up to $60.0 million under our letter of credit facility. As of June 30, 2008, the outstanding amount of obligations guaranteed by these investors was $223.1 million under one of our revolving credit facilities and $20.0 million under one of our turbine supply loans.

First Wind Holdings, LLC Loan Agreement

         General.    On October 17, 2007, we entered into an agreement (the "Loan Agreement") with HSH. As of June 30, 2008, the Loan Agreement, as amended, provides for a $270.0 million loan facility with the following features:

  •
  a revolving loan to finance equity contributions to Cohocton I, Prattsburgh I and Steel Winds in addition to general corporate purposes. The revolving loan is backed by guarantees;

  •
  construction and term loans; and

  •
  a letter of credit facility in an amount not to exceed $50.0 million.

        As of June 30, 2008, $223.1 million was outstanding under the revolver loan, no amounts were outstanding under the construction and equity bridge loans and no letters of credit were outstanding. We used the net proceeds of the Loan Agreement to finance the development, construction, ownership and operation of the Steel Winds I, Cohocton I and Prattsburgh I projects in New York. The Loan Agreement was amended on January 23, 2008, to increase the maximum aggregate amount issued under guaranteed letters of credit and the revolving loan facility from $150.0 million to $200.0 million, and on March 19, 2008, was further amended to increase such maximum amount to $250.0 million and on May 19, 2008 was further amended to increase such maximum amount to $270.0 million. Commensurate with the increases in the revolving loan facility, certain members of First Wind

Holdings, LLC increased their guarantees to support the obligations under the Loan Agreement. On May 6, 2008, the Loan Agreement was amended to increase the letter of credit commitments from $30.0 million to $50.0 million. The Loan Agreement matures on October 15, 2008. We are currently negotiating an extension of the maturity of the Loan Agreement.

         Interest.    Indebtedness under the revolving loan and the equity bridge loan bears interest at LIBOR plus 0.50% per annum. Indebtedness for construction loans and term loans bear interest at LIBOR + 0.50% and + 1.75%, respectively. As of June 30, 2008, the interest rate for borrowings under this agreement was 3.60%.

         Commitment Fees.    We pay a quarterly commitment fee equal to 0.50% of the daily average unused amount of the commitments under the Loan Agreement.

         Maturity.    The outstanding balances under the Loan Agreement are due and payable on October 15, 2008.

         Guarantees.    Certain project subsidiaries guarantee the obligations of First Wind Holdings, LLC under the Loan Agreement. In addition, as of June 30, 2008, certain members of First Wind Holdings, LLC had provided guarantees of up to $270.0 million that may be borrowed by us under the loan agreement. Letters of credit for Cohocton I, Prattsburgh I and Steel Winds I, after satisfaction of certain conditions precedent, do not require guarantees.

         Security.    Certain members of First Wind Holdings, LLC have pledged their membership interests in First Wind Holdings, LLC as collateral. Our obligations under the revolving loan facility are also secured by second priority liens on the project assets of Steel Winds, Prattsburgh I and Cohocton I.

         Covenants.    The Loan Agreement contains certain covenants including, among others, limitations on use of proceeds, and restrictions on indebtedness, liens, transfers of interests, distributions and certain changes in business.

First Wind Acquisition, LLC Loan

         General.    On June 30, 2006, First Wind Acquisition, LLC, our wholly owned subsidiary, entered into a secured promissory note ("Wind Acquisition Loan") with HSH for the purchase of GE Energy turbines. As of June 30, 2008, the Wind Acquisition Loan provides, as amended and restated and as further amended:

  •
  a $30.0 million revolving loan and letter of credit facility with an additional $30.0 million cash collateralized letter of credit facility;

  •
  a turbine supply loan in aggregate amount of up to $267.2 million; and

  •
  a $7.2 million advance by First Wind Acquisition, LLC to Kahuku Wind Power, LLC, our wholly owned subsidiary (the "North Shore Note").

        As of June 30, 2008, no amounts were drawn under the revolving loan, $267.2 million was outstanding under the turbine supply loan and $7.2 million was outstanding under the North Shore loan. The purpose of the revolving loan and letter of credit facility were to provide liquidity and letters of credit for the company. The turbine supply loan was used to acquire GE Energy turbines. The North Shore Note was used to purchase an $8.0 million parcel of land. As of June 30, 2008, the interest rate for borrowings under the turbine supply loan was 4.85%. The outstanding balance under the turbine supply loan matures on April 15, 2009. The outstanding balance under the North Shore Note matures on April 15, 2009.

         Interest.    Indebtedness under the Wind Acquisition Loan and the North Shore Note bears interest at LIBOR plus 1.75%. The letter of credit fee is equal to 2.25% per annum of the average daily amount of issued letters of credit. If the Wind Acquisition Loan has not been syndicated or refinanced by specified dates in 2008, the interest rate margins will increase at specified rates.

         Commitment Fees.    The turbine supply loan has a commitment fee equal to 0.50% per annum on the average daily unused portion of the turbine supply loan commitment. The revolving loan facility has a facility fee equal to 0.375% per annum on the average daily amount of the revolving commitment less the amount of the outstanding loan balance. The North Shore Note has a commitment fee of 0.50% per annum.

         Maturity.    The outstanding balances on the turbine supply loan and revolving loan facilities were due and payable on March 31, 2007 and September 30, 2007, respectively. In subsequent amendments to the Wind Acquisition Loan, the original maturity date of March 31, 2007 was extended to July 6, 2007 and further extended so that the outstanding balances on the turbine supply loan and revolving loan facilities were due and payable on April 30, 2008 and October 31, 2008, respectively. First Wind Acquisition, LLC executed an amendment on April 30, 2008 to extend the maturity date of the turbine supply loan to May 14, 2008. On May 14, 2008, the Wind Acquisition Loan was amended to extend the maturity to June 11, 2008, and on June 11, 2008, the Wind Acquisition Loan was amended to extend maturity to June 25, 2008 and on June 25, 2008, the Wind Acquisition Loan was amended to extend maturity to April 15, 2009.

         Guarantees.    First Wind Holdings, LLC and certain of its subsidiaries, including the project subsidiary, guarantee the obligations of First Wind Acquisition, LLC under the Wind Acquisition Loan. In addition, as of June 30, 2008, certain members of First Wind Holdings, LLC have provided guarantees of $80.0 million: $60.0 million in support of the revolving loan and letter of credit facility and $20.0 million for the turbine supply loan.

         Security.    Our obligations under the Wind Acquisition Loan are secured by liens on the assets, including turbines and turbine contracts, of First Wind Acquisition, LLC and liens on the assets, including the development assets and construction contracts, of Prattsburgh I. Borrowings under the North Shore Loan are secured by a pledge of the membership interests of North Shore Wind Power, LLC.

         Covenants.    The Wind Acquisition Loan contains certain covenants including, among others, limitations on use of proceeds and restrictions on indebtedness, liens, mergers and certain other transactions of First Wind Acquisition, LLC, transfers of interests in certain turbine supply documents or related turbines and transactions with affiliates.

        On April 17, 2007, we entered into an amendment to the Wind Acquisition Loan to increase the turbine supply loan from $152.0 million to $172.0 million and to increase the revolving loan facility from $20.0 million to $30.0 million for the purpose of funding working capital and collateral to support letters of credit. On July 3, 2007, we amended and restated the Wind Acquisition Loan to increase the turbine supply loan from $172.0 million to $260.9 million. The interest rate was amended to be payable in arrears at LIBOR plus 1.75%. On August 22, 2007, we entered into an amendment to the Wind Acquisition Loan to increase the revolving loan commitment from $30.0 million to $40.0 million, with the incremental $10.0 million of letter of credit capacity to be cash collateralized instead of bonds supported by guarantees. On September 20, 2007, we entered into an amendment to the Wind Acquisition Loan to increase the term loan facility from $260.9 million to $300.5 million. On September 26, 2007, we entered into an amendment to the Wind Acquisition Loan to increase the term loan facility from $300.5 million to $314.4 million. In a series of amendments beginning on April 30, 2008, we extended the maturity date of the Wind Acquisition Loan to April 15, 2009. On June 25, 2008, the term loan facility was increased from $314.4 million to $334.4 million, comprised of a $267.2 million term loan facility, a $7.2 million North Shore Note and a $60.0 million revolving loan. On July 8, 2008, commensurate with the increase of the revolving loan to $60.0 million on June 25, 2008, certain of our members of the Company increased their guarantees from $30.0 million to $60.0 million in support of the revolving loan facility.

First Wind Acquisition III, LLC Loan

         General.    On December 21, 2006, First Wind Acquisition III, LLC, our wholly owned subsidiary, entered into a secured promissory note ("Wind Acquisition III Loan") with HSH. The Wind Acquisition III Loan provides for a $95.5 million turbine supply loan for the purchase of 125 MW of Clipper Windpower turbines for Cohocton I. As of June 30, 2008, $95.5 million was outstanding under the turbine supply loan. The proceeds of the Wind Acquisition Loan were used to purchase turbines and related equipment for Cohocton I and to repay a bridge loan. The Wind Acquisition III Loan was subsequently syndicated to Norddeutsche Landsbank Gironzentrale.

         Interest.    Indebtedness under the Wind Acquisition III Loan bears interest at LIBOR plus 2.25%.

         Commitment Fees.    The turbine supply loan has a commitment fee equal to 0.50% per annum on the average daily unutilized portion of the turbine supply loan commitment.

         Maturity.    The Wind Acquisition III Loan had an original maturity of September 30, 2007. We extended the original maturity and on November 21, 2007, we entered into an amendment with HSH to extend the maturity date to June 30, 2008 or such later date as may be mutually agreed upon by the Company and HSH. On June 30, 2008, we amended the Wind Acquisition III Loan to extend the maturity date of the Wind Acquisition III Loan to March 31, 2009.

         Guarantees.    As a limited recourse loan, First Wind Holdings, LLC guarantees approximately 70% of the obligations of First Wind Acquisition III, LLC under the Wind Acquisition III Loan. Certain subsidiaries of First Wind Holdings, LLC, including a certain project subsidiary, guarantee the obligations of First Wind Acquisition III, LLC under the Wind Acquisition III Loan.

         Security.    Our obligations under the Wind Acquisition III Loan are secured by a pledge of the turbines and turbine contracts and the project assets of Cohocton I.

         Covenants.    The Wind Acquisition III Loan contains certain covenants including, among others, limitations on use of proceeds, and restrictions on indebtedness, liens, mergers and certain other transactions of First Wind Acquisition III, LLC, transfers of interests in certain principal project documents or related turbines and transactions with affiliates.

Kaheawa Wind Power, LLC Loan

         General.    In 2005, Kaheawa Wind Power, LLC, a majority-owned subsidiary, entered into a senior senior loan agreement with a syndicate of financial institutions arranged by HSH to finance the construction of Kaheawa Wind Power I. The construction loan allowed Kaheawa Wind Power, LLC to borrow up to $58.5 million, including a $1.5 million letter of credit, based on satisfying, in January 2006, certain environmental conditions under a 20-year Habitat Conservation Plan ("HCP").

        Kaheawa Wind Power I achieved commercial operations in June 2006, and in August 2006 the construction loan was converted to a term loan. Kaheawa Wind Power, LLC executed a tax equity financing transaction on August 16, 2007 and used proceeds of $67.7 million from this tax equity financing transaction to repay outstanding indebtedness.

        In connection with the repayment of the construction loan, Kaheawa Wind Power I amended and restated the term loan with HSH to provide for a $3.0 million letter of credit facility to support its obligations under the land lease and the HCP and to provide support for a commodity swap agreement. This term loan allows Kaheawa Wind Power I to draw up to $15.0 million to finance any termination payments due on the termination of this commodity swap. The term loan has a term of five years from the termination of the commodity swap and bears interest at LIBOR plus a margin of 6.00%. As of June 30, 2008, the commodity swap was still effective and no amount on this term loan had been drawn.

Maine Wind Partners, LLC Loan

        On December 14, 2006, Maine Wind Partners, LLC, our indirect wholly owned subsidiary and the owner of Mars Hill, entered into a loan agreement with HSH (the "Maine Wind Loan"). The Maine Wind Loan provided for borrowings of up to $70.0 million to finance the construction of Mars Hill. $42.3 million of the proceeds from the Maine Wind Loan were used to repay a turbine supply loan that financed the acquisition of turbines for Mars Hill.

        We used the proceeds of the Evergreen Wind Power, LLC tax equity financing transaction to partially repay amounts outstanding under the Maine Wind Loan. The unpaid amounts outstanding under the Maine Wind Loan were then converted into a $24.8 million term loan facility. As of June 30, 2008, $19.9 million was outstanding under the Maine Wind Loan.

         Interest.    Interest is payable, at the Company's option, at LIBOR plus a margin ranging from 1.50% to 3.50% depending upon the amount of forward REC hedging in place.

         Maturity and Amortization.    The Maine Wind Loan matures on March 31, 2022. The Maine Wind Loan is to be repaid from cash flows from Mars Hill in quarterly principal payments commencing on June 30, 2007, and then quarterly principal and interest payments commencing on September 30, 2007.

         Guarantees.    The Maine Wind Loan is a non-recourse loan, and First Wind Holdings, LLC does not guarantee the obligations of Maine Wind Partners, LLC under the Maine Wind Loan.

         Security.    Our obligations under the Maine Wind Loan are secured by a lien on all of the limited liability company interests in Evergreen Wind Partners, LLC owned by Maine Wind Partners, LLC.

         Covenants.    The Maine Wind Loan contains certain covenants including, among others, restrictions on indebtedness, liens, asset sales, dividends and distributions, investments, transactions with affiliates, transfers of ownership interests and certain changes in business. Distributions of cash flows to us are subject to meeting certain debt service covenants, including a minimum debt service coverage ratio.

First Wind Acquisition IV, LLC Loan

         General.    On April 3, 2008, First Wind Acquisition IV, LLC, our wholly owned subsidiary, entered into a secured promissory note (the "Wind Acquisition IV Loan") with HSH. The Wind Acquisition IV Loan provides for a $83.0 million turbine supply loan. Upon successful syndication the loan amount will increase to up to $177.0 million. The proceeds of the Wind Acquisition IV Loan will be used to purchase turbines and related equipment for Milford I and Sheffield I. Up to $15.0 million may be used to acquire related equipment for Milford I. Upon syndication and a separate financing of the Milford I or Kahuku projects, this loan facility can be used to finance the purchase of additional turbines. As of June 30, 2008, $81.8 million was outstanding under the loan agreement.

         Interest.    Interest is payable at LIBOR plus a margin of 2.25%.

         Commitment Fee.    A commitment fee is payable at an amount equal to 0.5% per annum on the unused portion of the commitment.

         Guarantees.    First Wind Holdings, LLC and certain of its subsidiaries, including certain project subsidiaries, guarantee the obligations of First Wind Acquisition IV, LLC under the Wind

Acquisition IV Loan. Upon a successful syndication, certain guarantees of the obligations of First Wind Acquisition IV, LLC may be reduced.

         Security.    Borrowings under the Wind Acquisition IV Loan are secured by the project assets of Milford I and Sheffield.

         Maturity.    The Wind Acquisition IV Loan had an original maturity of September 30, 2008. We extended the maturity to October 15, 2008; provided that if HSH is able to syndicate the loan then the maturity will be extended to March 15, 2010.

         Covenants.    The Wind Acquisition IV Loan contains certain covenants, including, among others, limitations on use of proceeds, and restrictions on indebtedness, liens, mergers and certain other transactions of First Wind Acquisition IV, LLC, transfers of interests in certain principal project documents or related turbines and transactions with affiliates.

        For more information of each of our loan facilities, please see Note 6 to our audited consolidated financial statements included in this prospectus.

CERTAIN MATERIAL UNITED STATES FEDERAL INCOME
TAX CONSIDERATIONS FOR NON-UNITED STATES HOLDERS

        The following is a general discussion of the principal United States federal income and estate tax consequences of the ownership and disposition of our common stock by a non-U.S. holder. As used in this discussion, the term "non-U.S. holder" means a beneficial owner of our common stock that is not, for U.S. federal income tax purposes:

  •
  an individual who is a citizen or resident of the United States;

  •
  a corporation or partnership (including any entity treated as a corporation or partnership for U.S. federal income tax purposes) created or organized in or under the laws of the United States, or of any political subdivision of the United States (unless, in the case of a partnership, U.S. Treasury Regulations are adopted that provide otherwise);

  •
  an estate whose income is subject to U.S. federal income taxation regardless of its source; or

  •
  a trust, if a U.S. court is able to exercise primary supervision over the administration of the trust and one or more United States persons have authority to control all substantial decisions of the trust, or if it has a valid election in effect under applicable U.S. Treasury Regulations to be treated as a United States person.

        An individual may be treated as a resident of the United States in any calendar year for U.S. federal income tax purposes, instead of a nonresident, by, among other ways, being present in the United States for at least 31 days in that calendar year and for an aggregate of at least 183 days during a three-year period ending in the current calendar year. For purposes of the 183-day calculation, all of the days present in the current year, one-third of the days present in the immediately preceding year and one-sixth of the days present in the second preceding year are counted. Residents are taxed for U.S. federal income tax purposes as if they were U.S. citizens. This discussion does not consider:

  •
  U.S. state or local or non-U.S. tax consequences;

  •
  all aspects of U.S. federal income and estate taxes or specific facts and circumstances that may be relevant to a particular non-U.S. holder's tax position, including the fact that in the case of a non-U.S. holder that is an entity treated as a partnership for U.S. federal income tax purposes, the U.S. tax consequences of holding and disposing of our common stock may be affected by certain determinations made at the partner level;

  •
  the tax consequences for the stockholders, partners or beneficiaries of a non-U.S. holder;

  •
  special tax rules that may apply to particular non-U.S. holders, such as financial institutions, insurance companies, tax-exempt organizations, U.S. expatriates, broker dealers and traders in securities; or

  •
  special tax rules that may apply to a non-U.S. holder that holds our common stock as part of a "straddle," "hedge," "conversion transaction," "synthetic security" or other integrated investment.

        The following discussion is based on provisions of the U.S. Internal Revenue Code of 1986, as amended, existing and proposed U.S. Treasury Regulations and administrative and judicial interpretations, all as of the date of this prospectus, and all of which are subject to change, retroactively or prospectively. The following summary assumes that a non-U.S. holder holds our common stock as a capital asset. Each non-U.S. holder should consult a tax advisor regarding the U.S. Federal, state, local and non-U.S. income and other tax consequences of acquiring, holding and disposing of shares of our common stock.

Distributions on Common Stock

        We do not presently expect to make any distributions on our common stock in the foreseeable future. In the event that we make cash distributions on our common stock, these distributions generally will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Dividends paid to non-U.S. holders of our common stock that are not effectively connected with the non-U.S. holder's conduct of a U.S. trade or business will be subject to U.S. withholding tax at a 30% rate, or if a tax treaty applies, a lower rate specified by the treaty. Non-U.S. holders should consult their tax advisors regarding their entitlement to benefits under a relevant income tax treaty.

        Dividends that are effectively connected with a non-U.S. holder's conduct of a trade or business in the United States and, if an income tax treaty applies, are attributable to a permanent establishment in the United States, are taxed on a net income basis at the regular graduated rates and in the manner applicable to United States persons. In that case, we will not have to withhold U.S. federal withholding tax if the non-U.S. holder complies with applicable certification and disclosure requirements. In general, such certification requirements may be met by providing us with a properly executed IRS Form W-8ECI. In addition, a "branch profits tax" may be imposed at a 30% rate, or a lower rate under an applicable income tax treaty, on dividends received by a foreign corporation that are effectively connected with its conduct of a trade or business in the United States.

        A non-U.S. holder that claims the benefit of an applicable income tax treaty generally will be required to satisfy applicable certification and other requirements (generally by providing us with a properly executed Internal Revenue Service Form W-8BEN). However,

  •
  in the case of common stock held by a foreign partnership, the certification requirement will generally be applied to the partners of the partnership and the partnership will be required to provide certain information;

  •
  in the case of common stock held by a foreign trust, the certification requirement will generally be applied to the trust or the beneficial owners of the trust depending on whether the trust is a "foreign complex trust," "foreign simple trust" or "foreign grantor trust" as defined in the U.S. Treasury Regulations; and

  •
  look-through rules will apply for tiered partnerships, foreign simple trusts and foreign grantor trusts.

        A non-U.S. holder that is a foreign partnership or a foreign trust is urged to consult its own tax advisor regarding its status under these U.S. Treasury Regulations and the certification requirements applicable to it.

        A non-U.S. holder that is eligible for a reduced rate of U.S. federal withholding tax under an income tax treaty may obtain a refund or credit of any excess amounts withheld by filing an appropriate claim for refund with the U.S. Internal Revenue Service.

Gain on Disposition of Common Stock

        A non-U.S. holder generally will not be subject to U.S. federal income tax on gain recognized on a disposition of our common stock unless:

  •
  the gain is effectively connected with the non-U.S. holder's conduct of a trade or business in the United States and, if an income tax treaty applies, is attributable to a permanent establishment maintained by the non-U.S. holder in the United States; in these cases, the gain will be taxed on a net income basis at the rates and in the manner applicable to United States persons, and if the non-U.S. holder is a foreign corporation, the branch profits tax described above may also apply;

  •
  the non-U.S. holder is an individual who is present in the United States for 183 days or more in the taxable year of the disposition and meets other requirements; or

  •
  we are or have been a "United States real property holding corporation" for U.S. federal income tax purposes at any time during the shorter of the five-year period ending on the date of disposition or the period that the non-U.S. holder held our common stock.

Generally, a corporation is a United States real property holding corporation if the fair market value of its United States real property interests equals or exceeds 50% of the sum of the fair market value of its worldwide real property interests and its other assets used or held for use in a trade or business. The tax relating to stock in a United States real property holding corporation generally will not apply to a non-U.S. holder whose holdings, direct and indirect, at all times during the applicable period, constituted 5% or less of our common stock, provided that our common stock was regularly traded on an established securities market. We believe that we are not currently, and we do not anticipate becoming in the future, a United States real property holding corporation for U.S. federal income tax purposes.

U.S. Federal Estate Tax

        Common stock owned or treated as owned by an individual who is a non-U.S. holder for U.S. federal estate tax purposes at the time of death will be included in the individual's gross estate for U.S. federal estate tax purposes, unless an applicable estate tax or other treaty provides otherwise, and therefore may be subject to U.S. federal estate tax.

Information Reporting and Backup Withholding Tax

        Dividends paid to you may be subject to information reporting and U.S. backup withholding. If you are a non-U.S. holder you will be exempt from this backup withholding tax if you properly provide a Form W-8BEN certifying that you are a non-U.S. holder or otherwise meet documentary evidence requirements for establishing that you are a non-U.S. holder, or you otherwise establish an exemption.

        The gross proceeds from the disposition of our common stock may be subject to information reporting and backup withholding. If you sell your common stock outside the United States through a non-U.S. office of a non-U.S. broker and the sales proceeds are paid to you outside the United States, then the U.S. backup withholding and information reporting requirements generally will not apply to that payment. However, U.S. information reporting, but not backup withholding, will generally apply to a payment of sales proceeds, even if that payment is made outside the United States, if you sell your common stock through a non-U.S. office of a broker that:

  •
  is a United States person;

  •
  derives 50% or more of its gross income in specific periods from the conduct of a trade or business in the United States;

  •
  is a "controlled foreign corporation" for U.S. tax purposes; or

  •
  is a foreign partnership, if at any time during its tax year: (1) one or more of its partners are United States persons who in the aggregate hold more than 50% of the income or capital interests in the partnership; or (2) the foreign partnership is engaged in a U.S. trade or business, unless the broker has documentary evidence in its files that you are a non-U.S. person and certain other conditions are met, or you otherwise establish an exemption.

        If you receive payments of the proceeds of a sale of our common stock to or through a U.S. office of a broker, the payment is subject to both U.S. backup withholding and information reporting unless you properly provide a Form W-8BEN certifying that you are a non-U.S. person or you otherwise establish an exemption.

        You generally may obtain a refund of any amounts withheld under the backup withholding rules that exceed your U.S. federal income tax liability by timely filing a properly completed claim for refund with the U.S. Internal Revenue Service.

UNDERWRITING

        Under the terms and subject to the conditions contained in an underwriting agreement dated                        , 2008, we have agreed to sell to the underwriters named below, for whom Credit Suisse Securities (USA) LLC, Goldman, Sachs & Co. and J.P. Morgan Securities Inc. are acting as representatives, the following respective numbers of shares of Class A common stock:

Underwriter	Number of Shares
Credit Suisse Securities (USA) LLC
Goldman, Sachs & Co.
J.P. Morgan Securities Inc.

Total

        The underwriting agreement provides that the underwriters are obligated to purchase all the shares of Class A common stock in the offering if any are purchased, other than those shares covered by the over-allotment option described below. The underwriting agreement also provides that if an underwriter defaults the purchase commitments of non-defaulting underwriters may be increased or the offering may be terminated.

        We have granted to the underwriters a 30-day option to purchase on a pro rata basis up to            additional shares of Class A common stock from us at the initial public offering price less the underwriting discounts and commissions. The option may be exercised only to cover any over-allotments of Class A common stock.

        The underwriters propose to offer the shares of Class A common stock initially at the public offering price on the cover page of this prospectus and to selling group members at that price less a selling concession of $            per share. The underwriters and selling group members may allow a discount of $            per share on sales to other broker/dealers. After the initial public offering the underwriters may change the public offering price and concession and discount to broker/dealers.

        The following table summarizes the compensation we will pay:

	Per Share		Total
	Without Over- allotment	With Over- allotment	Without Over- allotment	With Over- allotment
Underwriting Discounts and Commissions paid by us	$	$	$	$

        We estimate that our out-of-pocket expenses for this offering will be approximately $            .

        The representatives have informed us that they do not expect sales to accounts over which the underwriters have discretionary authority to exceed 5% of the shares of Class A common stock being offered.

        We have agreed that we will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, or file with the SEC a registration statement under the Securities Act relating to, any shares of our Class A common stock or securities convertible into or exchangeable or exercisable for any shares of our Class A common stock, or publicly disclose the intention to make any offer, sale, pledge, disposition or filing, without the prior written consent of Credit Suisse Securities (USA) LLC for a period of 180 days after the date of this prospectus. However, in the event that either (1) during the last 17 days of the "lock-up" period, we release earnings results or material news or a material event relating to us occurs or (2) prior to the expiration of the "lock-up" period, we announce that we will release earnings results during the 16-day period beginning on the last day of the "lock-up" period, then in either case the expiration of the "lock-up" will be extended until the expiration of the 18-day period beginning on the date of the release of the earnings results or the occurrence of the material news or event, as applicable, unless Credit Suisse Securities (USA) LLC waives, in writing, such an extension.

        Our officers and directors and stockholders have agreed that they will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, any shares of our Class A common stock or securities convertible into or exchangeable or exercisable for any shares of our Class A common stock, enter into a transaction that would have the same effect, or enter into any swap, hedge or other arrangement that transfers, in whole or in part, any of the economic consequences of ownership of our Class A common stock, whether any of these transactions are to be settled by delivery of our Class A common stock or other securities, in cash or otherwise, or publicly disclose the intention to make any offer, sale, pledge or disposition, or to enter into any transaction, swap, hedge or other arrangement, without, in each case, the prior written consent of Credit Suisse Securities (USA) LLC for a period of 180 days after the date of this prospectus. However, in the event that either (1) during the last 17 days of the "lock-up" period, we release earnings results or material news or a material event relating to us occurs or (2) prior to the expiration of the "lock-up" period, we announce that we will release earnings results during the 16-day period beginning on the last day of the "lock-up" period, then in either case the expiration of the "lock-up" will be extended until the expiration of the 18-day period beginning on the date of the release of the earnings results or the occurrence of the material news or event, as applicable, unless Credit Suisse Securities (USA) LLC waives, in writing, such an extension. Credit Suisse Securities (USA) LLC has informed us that it does not have a present intent or arrangement to shorten or waive any of the "lock-up" periods with respect to us or any of our officers, directors or stockholders, and will consider the release of any shares subject to a "lock-up" arrangement on a case-by-case basis. Upon a request to release any shares subject to a "lock-up" arrangement, Credit Suisse Securities (USA) LLC would consider the particular circumstances surrounding the request, including, but not limited to, the length of time before the "lock-up" period expires, the number of shares requested to be released, reasons for the request, the possible impact on the trading price of our common stock, historical trading volumes of our common stock and whether the holder of our shares requesting the release is an officer, director or stockholder of ours.

        We have agreed to indemnify the underwriters against liabilities under the Securities Act, or contribute to payments that the underwriters may be required to make in that respect, to the extent these liabilities arise out of or are based upon untrue statements or alleged untrue statements of material facts contained in the offering materials, including this prospectus, or omissions or alleged omissions of material facts required or necessary to be stated therein, with an exception for certain information furnished to us by the underwriters specifically for use in such offering materials.

        We have applied to list the shares of Class A common stock on the Nasdaq.

        In connection with the offering the underwriters may engage in stabilizing transactions, over-allotment transactions, syndicate covering transactions and penalty bids in accordance with Regulation M under the Exchange Act.

  •
  Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum.

  •
  Over-allotment involves sales by the underwriters of shares in excess of the number of shares the underwriters are obligated to purchase, which creates a syndicate short position. The short position may be either a covered short position or a naked short position. In a covered short position, the number of shares over-allotted by the underwriters is not greater than the number of shares that they may purchase in the over-allotment option. In a naked short position, the number of shares involved is greater than the number of shares in the over-allotment option. The underwriters may close out any covered short position by either exercising their over-allotment option and/or purchasing shares in the open market.

  •
  Syndicate covering transactions involve purchases of the Class A common stock in the open market after the distribution has been completed in order to cover syndicate short positions. In determining the source of shares to close out the short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option. If the underwriters sell more shares than could be covered by the over-allotment option, a naked short position, the position can only be closed out by buying shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there could be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering.

  •
  Penalty bids permit the representatives to reclaim a selling concession from a syndicate member when the Class A common stock originally sold by the syndicate member is purchased in a stabilizing or syndicate covering transaction to cover syndicate short positions.

        These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of our Class A common stock or preventing or retarding a decline in the market price of the Class A common stock. As a result the price of our Class A common stock may be higher than the price that might otherwise exist in the open market. These transactions may be effected on the Nasdaq and, if commenced, may be discontinued at any time.

        Prior to this offering, there has been no public market for our Class A common stock. The initial public offering price will be determined by negotiations between us and the representatives. Among the factors to be considered in determining the initial public offering price will be our future prospects and those of our industry in general, our financial operating information in recent periods, and market prices of securities and financial and operating information of companies engaged in activities similar to ours.

        A prospectus in electronic format may be made available on the websites maintained by one or more of the underwriters, or selling group members, if any, participating in this offering and one or more of the underwriters participating in this offering may distribute prospectuses electronically. The representatives may agree to allocate a number of shares to underwriters and selling group members for sale to their online brokerage account holders. Internet distributions will be allocated by the underwriters and selling group members that will make internet distributions on the same basis as other allocations.

        In the ordinary course, the underwriters and their affiliates have provided, and may in the future provide, investment banking, commercial banking, financial advisory or other financial services to us and our affiliates for which they have received compensation and may receive compensation in the future. Affiliates of Credit Suisse Securities (USA) LLC have entered into hedging transactions with us. Affiliates of J.P. Morgan Securities Inc. have entered into tax equity financing transactions with us.

European Economic Area

        In relation to each Member State of the European Economic Area that has implemented the Prospectus Directive, each, a "Relevant Member State," each underwriter represents and agrees that with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State, or the "Relevant Implementation Date," it has not made and will not make an offer of securities to the public in that Relevant Member State prior to the publication of a prospectus in relation to the securities that has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the Prospectus Directive, except that it may, with effect from and including the Relevant Implementation Date, make an offer of securities to the public in that Relevant Member State at any time,

  (a)
  to legal entities that are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

  (b)
  to any legal entity that has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts;

  (c)
  to fewer than 100 natural or legal persons (other than qualified investors as defined in the Prospectus Directive) subject to obtaining the prior consent of the manager for any such offer; or

  (d)
  in any other circumstances that do not require the publication by the Issuer of a prospectus pursuant to Article 3 of the Prospectus Directive.

        For the purposes of this provision, the expression an "offer of securities to the public" in relation to any securities in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the securities to be offered so as to enable an investor to decide to purchase or subscribe the securities, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State and the expression Prospectus Directive means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.

United Kingdom

        Each of the underwriters severally represents, warrants and agrees as follows:

  (a)
  it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of section 21 of the Financial Services and Markets Act 2000 ("FSMA")) to persons who have professional experience in matters relating to investments falling with Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 or in circumstances in which section 21 of FSMA does not apply to the company; and

  (b)
  it has complied with, and will comply with all applicable provisions of FSMA with respect to anything done by it in relation to the shares of Class A common stock in, from or otherwise involving the United Kingdom.

Singapore

        This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares may not be circulated or distributed, nor may the shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the "SFA"), (ii) to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

        Where the shares are subscribed or purchased under Section 275 by a relevant person that is:

  •
  a corporation (which is not an accredited investor) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or

  •
  a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary is an accredited investor, shares, debentures and units of shares and debentures of that corporation or the beneficiaries' rights and interest in that trust shall not be transferable for 6 months after that corporation or that trust has acquired the shares under Section 275 except: (1) to an institutional investor under Section 274 of the SFA or to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA; (2) where no consideration is given for the transfer; or (3) by operation of law.

Japan

        The securities have not been and will not be registered under the Securities and Exchange Law of Japan (the Securities and Exchange Law) and each underwriter has agreed that it will not offer or sell any securities, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to a resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Securities and Exchange Law and any other applicable laws, regulations and ministerial guidelines of Japan.

Hong Kong

        The shares may not be offered or sold by means of any document other than (i) in circumstances that do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong), or (ii) to "professional investors" within the meaning of the Securities and Futures Ordinance (Cap.571, Laws of Hong Kong) and any rules made thereunder, or (iii) in other circumstances that do not result in the document being a "prospectus" within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong), and no advertisement, invitation or document relating to the shares may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to shares that are or are intended to be disposed of only to persons outside Hong Kong or only to "professional investors" within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder.

NOTICE TO CANADIAN RESIDENTS

Resale Restrictions

        The distribution of the Class A common stock in Canada is being made only on a private placement basis exempt from the requirement that we prepare and file a prospectus with the securities regulatory authorities in each province where trades of Class A common stock are made. Any resale of the Class A common stock in Canada must be made under applicable securities laws, which will vary depending on the relevant jurisdiction, and which may require resales to be made under available statutory exemptions or under a discretionary exemption granted by the applicable Canadian securities regulatory authority. Purchasers are advised to seek legal advice prior to any resale of the Class A common stock.

Representations of Purchasers

        By purchasing Class A common stock in Canada and accepting a purchase confirmation a purchaser is representing to us and the dealer from whom the purchase confirmation is received that:

  •
  the purchaser is entitled under applicable provincial securities laws to purchase the Class A common stock without the benefit of a prospectus qualified under those securities laws;

  •
  where required by law, that the purchaser is purchasing as principal and not as agent;

  •
  the purchaser has reviewed the text above under "—Resale Restrictions;" and

  •
  the purchaser acknowledges and consents to the provision of specified information concerning its purchase of the Class A common stock to the regulatory authority that by law is entitled to collect the information.

Further details concerning the legal authority for this information is available on request.

Rights of Action—Ontario Purchasers Only

        Under Ontario securities legislation, certain purchasers who purchase a security offered by this prospectus during the period of distribution will have a statutory right of action for damages, or while still the owner of the Class A common stock, for rescission against us in the event that this prospectus contains a misrepresentation without regard to whether the purchaser relied on the misrepresentation. The right of action for damages is exercisable not later than the earlier of 180 days from the date the purchaser first had knowledge of the facts giving rise to the cause of action and three years from the date on which payment is made for the Class A common stock. The right of action for rescission is exercisable not later than 180 days from the date on which payment is made for the Class A common stock. If a purchaser elects to exercise the right of action for rescission, the purchaser will have no right of action for damages against us. In no case will the amount recoverable in any action exceed the price at which the Class A common stock were offered to the purchaser and if the purchaser is shown to have purchased the securities with knowledge of the misrepresentation, we will have no liability. In the case of an action for damages, we will not be liable for all or any portion of the damages that are proven to not represent the depreciation in value of the Class A common stock as a result of the misrepresentation relied upon. These rights are in addition to, and without derogation from, any other rights or remedies available at law to an Ontario purchaser. The foregoing is a summary of the rights available to an Ontario purchaser. Ontario purchasers should refer to the complete text of the relevant statutory provisions.

Enforcement of Legal Rights

        All of our directors and officers as well as the experts named herein may be located outside of Canada and, as a result, it may not be possible for Canadian purchasers to effect service of process within Canada upon us or those persons. All or a substantial portion of our assets and the assets of those persons may be located outside of Canada and, as a result, it may not be possible to satisfy a judgment against us or those persons in Canada or to enforce a judgment obtained in Canadian courts against us or those persons outside of Canada.

Taxation and Eligibility for Investment

        Canadian purchasers of Class A common stock should consult their own legal and tax advisors with respect to the tax consequences of an investment in the Class A common stock in their particular circumstances and about the eligibility of the Class A common stock for investment by the purchaser under relevant Canadian legislation.

 LEGAL MATTERS

        The validity of the shares offered hereby and certain other legal matters in connection with this offering will be passed upon for us by Vinson & Elkins L.L.P., Houston, Texas. Certain legal matters in connection with the shares of Class A common stock offered hereby will be passed upon for the underwriters by Kirkland & Ellis LLP, Chicago, Illinois. Kirkland & Ellis LLP represents Madison Dearborn Capital Partners IV, L.P. and entities affiliated with it, including First Wind Holdings, LLC, in connection with various legal matters.

EXPERTS

        The consolidated financial statements of First Wind Holdings, LLC and subsidiaries as of December 31, 2007 and 2006, and for each of the years in the three year period ended December 31, 2007 included in this prospectus and in the registration statement and the related financial statement schedule included elsewhere in the registration statement have been audited by KPMG LLP, independent registered public accounting firm, as stated in their report appearing in this prospectus, and have been so included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

        The audit report of KPMG LLP on the aforementioned consolidated financial statements contains an explanatory paragraph that states that we have suffered recurring losses from operations and negative operating cash flows, had an accumulated deficit of $116.4 million as of December 31, 2007, and do not have sufficient resources to meet our funding needs through January 1, 2009. Those conditions raise substantial doubt about our ability to continue as a going concern. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

        The financial statements of First Wind Holdings Inc. have been omitted because the entity has not commenced operations, and has no activities except in connection with its formation, as described in "The Reorganization and Our Holding Company Structure."

WHERE YOU CAN FIND MORE INFORMATION

        We have filed with the SEC, under the Securities Act, a registration statement on Form S-1 with respect to the Class A common stock offered by this prospectus. This prospectus, which constitutes part of the registration statement, does not contain all of the information set forth in the registration statement or the exhibits and schedules that are part of the registration statement, portions of which are omitted as permitted by the rules and regulations of the SEC. Statements made in this prospectus regarding the contents of any contract or other documents are summaries of the material terms of the contract or document. With respect to each contract or document filed as an exhibit to the registration statement, reference is made to the corresponding exhibit. For further information pertaining to us and to the Class A common stock offered by this prospectus, reference is made to the registration statement, including the exhibits and schedules thereto, copies of which may be inspected without charge at the public reference facilities of the SEC at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. Copies of all or any portion of the registration statement may also be obtained by calling the SEC at 1-800-SEC-0330. In addition, the SEC maintains a website that contains reports, proxy and information statements, and other information that is filed electronically with the SEC. The website can be accessed at www.sec.gov.

        After effectiveness of the registration statement, of which this prospectus is a part, we will be required to comply with the requirements of the Securities Exchange Act of 1934, as amended, and, accordingly, will file current reports on Form 8-K, quarterly reports on Form 10-Q, annual reports on Form 10-K and other information with the SEC. Those reports and other information will be available for inspection and copying at the public reference facilities and internet website of the SEC referred to above.

GLOSSARY

        When used in this prospectus, the following terms have the following meanings ascribed thereto:

        "Alternative energy" mean energy generated from non-fossil fuels.

        "American Wind Energy Association" or "AWEA" means the national trade association of the U.S. wind energy industry. The association's membership includes turbine manufacturers, wind project developers, utilities, academicians, and interested individuals.

        "Biomass" means mass of non-fossil organic material from biological sources, including usable plant matter and the residues of previously used biomass (e.g. agricultural waste, domestic waste, animal residue and forestry waste).

        "Brownfield site" means, under the federal definition, real property, the expansion, redevelopment, or reuse of which may be complicated by the presence or potential presence of a hazardous substance, pollutant or contaminants. The State of New York's definition of a brownfield site is any real property, the redevelopment or reuse of which may be complicated by the presence or potential presence of a contaminant.

        "BTU" means British thermal unit. The amount of heat required to increase the temperature of a pound of water by one degree Fahrenheit.

        "Bureau of Land Management" or "BLM" means an agency within the U.S. Department of the Interior, which administers U.S. public lands.

        "California Independent Systems Operator" or "CA-ISO" means the ISO charged with administering California.

        "Capacity" means the potential maximum output, measured in MW, that an electric generating facility can generate. In connection with wind generation, capacity represents the maximum output, measured in MW, that an individual wind turbine generator is designed to produce. The capacity of a wind energy project equals the capacity of the generators multiplied by the number of generators included in the wind energy projects.

        "Capacity factor" means a measure of the percentage of electricity that an electricity generating source is expected to produce relative to maximum theoretical production in a given period of time.

        "Capacity market" means the formal market where power generators sell their availability to generate electricity to a system operator or load serving entity.

        "Capacity payments" means payments to generators of electricity that are determined based upon available capacity.

        "Carbon dioxide" or "CO2" means a chemical compound composed of two oxygen atoms covalently bonded to a single carbon atom. Carbon dioxide is generated as a byproduct of the combustion of fossil fuels or vegetable matter, among other chemical processes.

        "Clipper Windpower" means a company engaged in wind energy technology, wind turbine manufacturing and wind project development.

        "Collection line" means an electrical line that ties together individual wind turbines and transmits electrical energy to the substation.

        "Compound annual growth rate" or "CAGR" means a measure of the rate of change in a value, typically revenue, between two points in time. CAGR is not an accounting term.

        "Comprehensive Environmental Response, Compensation and Liability Act" or "CERCLA" or "Superfund Law" means a federal law that created a tax on the chemical and petroleum industries and provides broad Federal authority to respond directly to releases or threatened releases of hazardous substances that may endanger public health or the environment.

        "Department of Land and Natural Resources" or "DLNR" means a Hawaii state agency established to protect the natural and cultural resources of Hawaii. DLNR enforces all Hawaii laws and rules involving state lands, state parks, historic sites, forest reserves, aquatic life and wildlife areas, coastal zones, conservation districts and state shores, as well as county ordinances involving county parks. In addition, DLNR is responsible for the management of state owned lands in ways that will promote the well-being of Hawaiians and ensure that these lands are used in accordance with the goals, policies and plans of Hawaii.

        "Deregulation" means the elimination of some or all regulations from a previously regulated industry or sector of an industry.

        "Determinations of No Hazard to Air Navigation" means a determination issued by the Federal Aviation Administration that the construction of certain proposed structures or alterations of existing structures will not result in a hazard to air navigation.

        "Easement" means a right to use a part of land that is owned by another person or organization.

        "Emerging Energy Research" or "EER" means an advisory and consulting firm that tracks emerging technologies in global energy markets.

        "Endangered Species Act" or "ESA" means a federal act established protect species and also "the ecosystems upon which they depend." The ESA forbids Federal Agencies from authorizing, funding or carrying out actions that may jeopardize the continued existence of endangered or threatened species. It also forbids any government agency, corporation, or citizen from taking (i.e., harming, harassing or killing) endangered animals without a permit.

        "Energy Information Administration" or "EIA" is the independent statistical agency within the U.S. Department of Energy charged with providing policy independent data, forecasts and analyses to promote sound policy making, efficient markets and public understanding regarding energy and its interaction with the economy and the environment.

        "Environmental Impact Statement" or "EIS" means a document that must be filed, pursuant to the National Environmental Policy Act, when the federal government takes a "major Federal action significantly affecting the quality of the human environment." The granting of a federal permit for a major development project or the interconnection of a significant private project into a federal project generally is considered a "major federal action." An EIS typically has four sections: (i) an introduction including a statement of the purpose and need of the proposed action, (ii) a description of the affected environment, (iii) a range of alternatives to the proposed action and (iv) an analysis of the environmental impact of each of the proposed alternatives.

        "Federal Energy Regulatory Commission" or "FERC" means the U.S. federal agency with jurisdiction over interstate electricity sales, wholesale electric rates, hydroelectric licensing, natural gas pricing and oil pipeline rates. FERC also reviews and authorizes liquefied natural gas terminals, interstate natural gas pipelines and non-federal hydropower projects.

        "Federal Power Act" or "FPA" means the statutory framework for the U.S. regulation of the construction, operation and maintenance of dams, water conduits, reservoirs and the transmission of all interstate electricity.

        "Flip date" means the date on which our tax equity investors receive their "targeted internal rate of return" from our operating cash flow, PTCs and taxable income.

        "GE Energy" means the largest wind turbine manufacturer in the U.S. and a provider of support services ranging from development assistance to operation and maintenance of wind turbines.

        "Gigawatts" or "GW" means one thousand MW of electrical power.

        "Global Warming Solutions Act" means a California act, singed into law in 2006, capping California's greenhouse gas emissions and instituting plans to lower greenhouse gas emissions to the levels they were at in 1990 by 2020.

        "Greenhouse gases" means those gases, such as water vapor, carbon dioxide, nitrous oxide, methane, hydrofluorocarbons (HFCs), perfluorocarbons (PFCs) and sulfur hexafluoride, that are transparent to solar (short-wave) radiation but opaque to long-wave (infrared) radiation, thus preventing long-wave radiant energy from leaving Earth's atmosphere. The net effect is a trapping of absorbed radiation and a tendency to warm the planet's surface.

        "GWh" means an hour during which one GW of electrical power has been continuously produced.

        "Hawaii Electric Company" or "HECO" means the electric company that, along with its subsidiaries, Maui Electric Company, Ltd., and Hawaii Electric Light Company, Inc., serves the majority of the Hawaii's 1.2 million residents on the islands of Oahu, Maui, Hawaii Island, Lanai and Molokai.

        "Independent systems operator" or "ISO" means an independent, not-for-profit corporation created and regulated by FERC charged with administering a region of the U.S.' power grid.

        "Installed capacity" means production capacity of a power plant or wind energy project based either on its rated (nameplate) capacity or actual capacity.

        "Interconnection" means two or more electric systems having a common transmission line that permits a flow of energy between them. The physical connection of the electric power transmission facilities allows for the sale or exchange of energy.

        "International Energy Agency" or "IEA" means a Paris-based intergovernmental organization dedicated to preventing disruptions in the supply of oil, acting as an information source on statistics about the international oil market and other energy sectors, and facilitating energy security, economic development and environmental protection.

        "ISO New England" or "ISO-NE" means the ISO charged with administering Connecticut, Maine, Massachusetts, New Hampshire, Rhode Island and Vermont.

        "Kauai Island Utility Cooperative" or "KIUC" means a non-profit entity, with cooperative bylaws, that provides electricity to the residents of Kauai.

        "Kilovolts" or "kV" means one thousand volts of electrical power.

        "Kilowatts" or "kW" means one thousand watts of electrical power.

        "KPMG LLP" or "KPMG" means our independent registered public accounting firm.

        "Liquid market" means a deregulated energy market with active trading volume.

        "Maui Electric Company" or "MECO" means a subsidiary of HECO and the electric company serving the majority of Maui's residents.

        "Megawatt hour" or "MWh" means an hour during which 1 MWof electrical power has been continuously produced.

        "Megawatts" or "MW" means one thousand kW of electrical power.

        "Meteorological tower" means a tower used at a potential project site that has equipment attached to it designed to assess wind resource. Generally, a meteorological tower will have anemometers, wind direction vanes, temperature and pressure sensors and other measurement devices attached to it at various levels above the ground.

        "MMBtu" means one million British Thermal Units or BTUs. One BTU is the amount of heat required to increase to increase the temperature of a pint of water by one degree Fahrenheit.

        "Modified Accelerated Cost Recovery System" or "MACRS" means federal tax deductions associated with accelerated tax depreciation.

        "National Historic Preservation Act" means legislation creating the National Register of Historic Places, the list of National Historic Landmarks and the posts of State Historic Preservation Officers with the intent of preserving historical and archaeological sites.

        "Net capacity factor" means the percentage represented by the energy output in MWh measured at the revenue meter over a period of time, divided by the product of the capacity of the project in MW times the number of hours in the measurement period. For example, if a 100 MW project generates 306,600 MWh in one year (8,760 hours), the net capacity factor equals 35% (306,600 / (100 × 8,761)).

        "New York Independent Systems Operator" or "NYISO" means the ISO charged with administering New York.

        "New York Mercantile Exchange" or "NYMEX" means a major trading exchange for commodities futures and options located in New York. The NYMEX is the largest commodity exchange in the world. Natural gas, petroleum products, electric power, coal and precious metals are all traded on NYMEX.

        "New York State Department of Environmental Conservation" or "NYSDEC" means the New York state agency responsible for the conservation, improvement and protection of natural resources within the state of New York. NYSDEC manages the state forests, forest preserves, wildlife management areas and certain other state lands of New York. NYSDEC is also responsible for regulating sport fishing, hunting and trapping within the state, and enforcing environmental laws and regulations.

        "New York State Energy Research and Development Authority" or "NYSERDA" means a public benefit corporation focused on research and development with the goal of reducing New York's petroleum consumption, studying the environmental effects of energy consumption, developing renewable resources and advancing innovative technologies.

        "New York State Public Service Commission" or "NYPSC" means a New York state agency that currently exercises limited jurisdiction over owners of generating facilities in New York. NYPSC exercises jurisdiction with respect to transfers of control over companies owning generating assets in New York and must approve any debt issued by a generating owner that is secured by assets located in New York.

        "North American Electric Reliability Corporation" or "NERC" is a nonprofit corporation that seeks to ensure the reliability, safety and security of the bulk electric system in North America. NERC oversees eight regional reliability counsels and encompasses all of the interconnected power systems in the contiguous U.S., the lower provinces of Canada and a portion of Baja California.

        "O&M period" means the specified period of time for which a turbine manufacturer agrees to operate one of our wind energy projects utilizing its turbines.

        "Operating/Under-construction" means our six wind energy projects that are currently operating/under construction.

        "Peak demand" means the greatest point of instantaneous electricity consumption within a given period of time.

        "Power purchase agreement" or "PPA" means a legal contract between an electricity generator and a purchaser of energy and/or energy capacity.

        "Production tax credits" or "PTCs" means income tax credits granted in proportion to the quantity of wind energy produced and sold during a taxable year. The PTC incentive currently provides a $21 federal tax credit/MWh for a renewable energy facility that uses wind, geothermal or "close-loop" bioenergy fuel sources in each of the first ten years of its operation and applies to facilities that are placed in service before the end of 2009. Such facilities will continue to benefit from the current PTC incentive until the end of the applicable PTC period (i.e., the ten-year period from the date on which the wind turbines are placed in service).

        "Prospecting" means the identification of sites that we believe may be suitable for development and rudimentary analysis of site validity for wind energy projects.

        "Public Utilities Commission" or "PUC" means the utility commission charged with regulating the electricity industry in Hawaii.

        "Regional Greenhouse Gas Initiative" or "RGGI" means a cooperative effort by Northeastern and Mid-Atlantic states to reduce carbon dioxide emissions through developing a regional strategy for controlling emissions of carbon dioxide.

        "Renewable energy certificates" or "RECs" means the Environmental Attributes of electricity generated from renewable sources that are certified by an independent entity in accordance with a regulated or voluntary program, where generally one REC is quantified and certified as all or substantially all of the Environmental Attributes associated with 1 MW of renewable electricity generation.

        "Renewable portfolio standards programs" or "RPS Programs" means a government regulatory requirement or initiative that requires a percentage of all electricity supplied in a particular jurisdiction to be generated from defined renewable energy sources that generally include wind, solar, biomass and geothermal energy.

        "Section 402 Permit" means a permit that must be sought from the EPA, pursuant to Section 402 of the Clean Water Act, for discharges of pollutants into waters of the U.S., including stormwater runoff associated with construction activities.

        "Section 404 Permit" means a permit that must be sought from the U.S. Army Corp. of Engineers, pursuant to Section 404 of the Clean Water Act, for the discharge of dredged or fill material into waters of the U.S., including wetlands and streams, in connection with the construction access roads, transmission lines and other facilities associated with our projects.

        "Southern California Public Power Authority" or "SCPPA" means a joint power authority that provides coordination, facilitation, implementation and communication on issues and projects of mutual interest to its members, Anaheim, Azusa, Banning, Burbank, Cerritos, Colton, Glendale, Imperial Irrigation District, Los Angeles Department of Water and Power, Pasadena, Riverside and Vernon.

        "Substation" means facility equipment that switches, changes or regulates electric voltage.

        "Tax equity financing agreement" means an agreement under which institutional investors pay us an up-front cash payment that represents an amount projected to allow the investors to earn an agreed "targeted internal rate of return" at the end of specified time period, approximately ten years, based on the total anticipated benefit that such investors will receive over the time period from operating cash flows, PTCs and taxable income or loss generated by our operations. In return for the up-front cash payment, the institutional investor receives equity interests in our project companies that entitle them to receive a portion of the project's operating cash flow, PTCs and taxable income.

        "Transmission system" means an interconnected group of electric transmission lines and associated equipment for moving or transferring electric energy in bulk between points of supply and points at which it is transformed for delivery over the distribution system lines to consumers or is delivered to other electric systems.

        "Turbine" means a rotating motor that converts the kinetic energy of moving air into mechanical energy or into electricity.

        "Turbine capacity," measured in MW, is an indication of the maximum energy production capability of a wind turbine.

        "U.S. Army Corps of Engineers" or "Army Corps" means the federal agency that, along with the Environmental Protection Agency ("EPA"), has the authority under Section 404 of the Clean Water Act and Section 10 of the Rivers and Harbors Act to regulate development activities that affect the waters of the U.S. The Army Corps administers the wetland permitting process.

        "United States Environmental Protection Agency" or "EPA" means the agency of the federal government of the U.S. charged with protecting human health and with safeguarding the natural environment: air, water and land.

        "Utility-scale" means a generating facility with over 100 kW of capacity.

        "West Texas Intermediate" or "WTI," also known as Texas Light Sweet, means a type of crude oil used as a benchmark in oil pricing and the underlying commodity of New York Mercantile Exchange's oil futures contracts.

        "Wind energy project" means an interconnected group of wind turbine generators.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Page
First Wind Holdings, LLC
Report of Independent Registered Public Accounting Firm	F-2
Consolidated Balance Sheets as of December 31, 2006 and 2007, and June 30, 2008 (unaudited)	F-3
Consolidated Statements of Operations for the years ended December 31, 2005, 2006 and 2007, and the six months ended June 30, 2007 and 2008 (unaudited)	F-4
Consolidated Statements of Members' Capital (Deficit) for the years ended December 31, 2005, 2006 and 2007, and the six months ended June 30, 2008 (unaudited)	F-5
Consolidated Statements of Cash Flows for the years ended December 31, 2005, 2006 and 2007, and the six months ended June 30, 2007 and 2008 (unaudited)	F-6
Notes to the Consolidated Financial Statements	F-7

First Wind Holdings Inc.

        The financial statements of First Wind Holdings Inc. have been omitted from this presentation because the entity has not commenced operations, and has no activities except in connection with its formation, as described in "The Reorganization and Our Holding Company Structure."

Report of Independent Registered Public Accounting Firm

The Board of Directors and Members
First Wind Holdings, LLC (formerly known as UPC Wind Partners, LLC):

        We have audited the consolidated balance sheets of First Wind Holdings, LLC (formerly known as UPC Wind Partners, LLC) and subsidiaries as of December 31, 2006 and 2007 and the related consolidated statements of operations, members' capital (deficit) and cash flows for each of the years in the three-year period ended December 31, 2007. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

        We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of First Wind Holdings, LLC and subsidiaries as of December 31, 2006 and 2007, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2007, in conformity with U.S. generally accepted accounting principles.

        The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the consolidated financial statements, the Company has suffered recurring losses from operations and negative operating cash flows, has an accumulated deficit amounting to $116.4 million as of December 31, 2007, and does not have sufficient resources available to meet its funding needs through January 1, 2009. Those conditions raise substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 1. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/ KPMG LLP

Boston, Massachusetts
July 29, 2008

FIRST WIND HOLDINGS, LLC AND SUBSIDIARIES
(formerly known as UPC Wind Partners, LLC)

Consolidated Balance Sheets

(in thousands)

	December 31,		June 30,
	2006	2007	2008
			(Unaudited)
Assets
Current assets:
Cash and cash equivalents	$5,797	$3,527	$10,349
Restricted cash	6,420	621	17,661
Accounts receivable	1,225	2,713	2,663
Prepaid expenses and other current assets	2,029	2,689	8,492
Deferred financing costs, net of accumulated amortization of $1,371, $4,346 and $5,212 as of December 31, 2006 and 2007 and June 30, 2008 (unaudited), respectively	4,698	4,183	4,774

Total current assets	20,169	13,733	43,939
Property, plant and equipment, net	81,452	192,076	188,040
Construction in progress	85,153	346,320	463,566
Turbine deposits	170,759	201,472	315,365
Other non-current assets	14,967	17,065	20,215

Total assets	$372,500	$770,666	$1,031,125

Liabilities and Members' Capital
Current liabilities:
Accrued capital expenditures	$2,854	$75,024	$41,992
Accounts payable and accrued expenses	9,024	15,267	24,240
Derivative liabilities	1,259	4,181	13,264
Due to related parties	—	21,722	—
Debt with maturities less than one year	193,015	222,028	679,361

Total current liabilities	206,152	338,222	758,857
Long-term debt, net of current portion	64,869	243,421	21,670
Long-term derivative liabilities	10,006	37,791	81,981
Deferred revenue	850	850	2,085
Asset retirement obligations	2,104	2,506	2,587

Total liabilities	283,981	622,790	867,180
Commitments and contingencies (Note 13)
Minority interest	—	79,081	59,345
Members' capital:
Members' capital	136,870	185,217	290,137
Accumulated deficit	(48,351)	(116,422)	(185,537)

Total members' capital	88,519	68,795	104,600

Total liabilities and members' capital	$372,500	$770,666	$1,031,125

See accompanying notes to consolidated financial statements.

FIRST WIND HOLDINGS, LLC AND SUBSIDIARIES
(formerly known as UPC Wind Partners, LLC)

Consolidated Statements of Operations

(in thousands, except units and per unit amounts)

	Years ended December 31,			Six months ended June 30,
	2005	2006	2007	2007	2008
				(Unaudited)
Revenues:
Revenues	$72	$7,063	$23,817	$8,397	$13,863
Risk management activities related to operating projects	—	8,848	(11,471)	(1,835)	(21,300)

Total revenues	72	15,911	12,346	6,562	(7,437)

Cost of revenues:
Wind energy project operating expenses	—	1,339	9,175	4,675	4,501
Depreciation and amortization of operating assets	—	1,945	8,800	4,162	4,612

Total cost of revenues	—	3,284	17,975	8,837	9,113

Gross profit (loss)	72	12,627	(5,629)	(2,275)	(16,550)

Project development expenditures	6,706	16,028	25,861	13,418	15,685
General and administrative	1,557	6,598	13,308	5,898	14,542
Depreciation and amortization	158	294	1,215	303	1,061

Total expenditures	8,421	22,920	40,384	19,619	31,288

Loss from operations	(8,349)	(10,293)	(46,013)	(21,894)	(47,838)
Risk management activities related to non-operating projects	(6,784)	(13,131)	(21,141)	(2,156)	(34,635)
Other income	19	282	843	262	29
Interest expense, net of capitalized interest	(2,803)	(3,049)	(9,585)	(3,627)	(3,352)

Net loss before minority interest in operations of subsidiaries and cumulative effect of adoption of FIN 46R	(17,917)	(26,191)	(75,896)	(27,415)	(85,796)
Minority interest in operations of subsidiaries	—	176	7,825	1,106	16,681

Net loss before cumulative effect of adoption of FIN 46R	(17,917)	(26,015)	(68,071)	(26,309)	(69,115)
Cumulative effect of adoption of FIN 46R	(703)	—	—	—	—

Net loss	$(18,620)	$(26,015)	$(68,071)	$(26,309)	$(69,115)

Net loss attributable per common unit:
Basic and diluted net loss attributable per common unit	(0.38)	(0.24)	(0.36)	(0.14)	(0.35)

Basic and diluted weighted average number of common units (basic)	49,095,347	107,712,405	189,161,855	182,432,532	197,239,108

See accompanying notes to consolidated financial statements.

FIRST WIND HOLDINGS, LLC AND SUBSIDIARIES
(formerly known as UPC Wind Partners, LLC)

Consolidated Statements of Members' Capital (Deficit)

(in thousands)

	Company voting units	Company nonvoting units	Series A Units	Series B Units	Members' capital	Accumulated deficit	Total
Balance at December 31, 2004	900	100	—	—	$1	$(6,602)	$(6,601)
Issuance of Series A Units	—	93	—	—	550	—	550
Net loss	—	—	—	—	—	(18,620)	(18,620)

Balance at December 31, 2005	900	193	—	—	551	(25,222)	(24,671)
Issuance of Series A Units	—	—	167,931	—	167,931	—	167,931
Conversion of Company units	(900)	(193)	51,000	—	—	—	—
Repurchase of Series A Units	—	—	(42,972)	—	(32,172)	—	(32,172)
Issuance of Series B Units, net of forfeitures	—	—	—	36,337	—	—	—
Share-based compensation					560	—	560
Net loss	—	—	—	—	—	(26,015)	(26,015)
Capital adjustment as a result of push down accounting	—	—	—	—	—	2,886	2,886

Balance at December 31, 2006	—	—	175,959	36,337	136,870	(48,351)	88,519
Issuance of Series B Units	—	—	—	1,000	—	—	—
Share-based compensation	—	—	—	—	1,543	—	1,543
Issuance of Series A Units	—	—	13,349	—	13,349	—	13,349
Proceeds from sale of subsidiary company interests in excess of subsidiary book value	—	—	—	—	55,447	—	55,447
Distributions to minority members of subsidiary in excess of member's capital balance	—	—	—	—	(21,992)	—	(21,992)
Net loss	—	—	—	—	—	(68,071)	(68,071)

Balance at December 31, 2007	—	—	189,308	37,337	185,217	(116,422)	68,795
Issuance of Series A Units (unaudited)	—	—	110,925	—	110,925	—	110,925
Issuance of Series B Units, net of forfeitures (unaudited)	—	—	—	129,426	—	—	—
Share-based compensation (unaudited)	—	—	—	—	2,661	—	2,661
Distributions to minority member of subsidiary in excess of member's capital balance (unaudited)	—	—	—	—	(75)	—	(75)
Distributions to members (unaudited)	—	—	—	—	(8,591)	—	(8,591)
Net loss (unaudited)	—	—	—	—	—	(69,115)	(69,115)

Balance at June 30, 2008 (unaudited)	—	—	300,233	166,763	$290,137	$(185,537)	$104,600

See accompanying notes to consolidated financial statements.

FIRST WIND HOLDINGS, LLC AND SUBSIDIARIES
(formerly known as UPC Wind Partners, LLC)

Consolidated Statements of Cash Flows

(in thousands)

	Year ended December 31,			Six months ended June
	2005	2006	2007	2007	2008
				(unaudited)
Cash flows from operating activities:
Net loss	$(18,620)	$(26,015)	$(68,071)	$(26,309)	$(69,115)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	158	2,184	9,878	4,397	5,591
Amortization and write-off of deferred financing costs	25	1,253	5,319	1,741	2,935
Unrealized losses on derivative instruments	8,454	2,811	30,707	2,027	53,273
Accretion of asset retirement obligations	—	45	137	68	81
Share-based compensation expense	—	560	1,543	919	2,661
Non-cash effect of adoption of FIN 46R	703	—	—	—	—
Minority interest in operations of subsidiaries	—	(176)	(7,825)	(1,106)	(16,681)
Changes in assets and liabilities:
Accounts receivable	(233)	(980)	(1,488)	(684)	50
Prepaid expenses and other current assets	—	(1,810)	(660)	(1,487)	(5,662)
Due from related parties	(203)	(16)	—	—	—
Other non-current assets	36	(589)	(2,153)	(950)	(1,123)
Accounts payable and accrued expenses	1,278	2,556	6,243	7,458	10,649
Deferred revenue	846	4	—	1,792	1,235
Due to related parties	4,361	(11,626)	—	—	—

Net cash (used) in operating activities	(3,195)	(31,799)	(26,370)	(12,134)	(16,106)

Cash flows from investing activities:
Capital expenditures	(25,108)	(134,280)	(81,299)	(40,180)	(132,036)
Increase in turbine deposits	—	(170,759)	(258,507)	(66,262)	(133,540)
(Increase) decrease in restricted cash	(178)	(6,242)	5,799	(780)	(17,040)
(Increase) in other non-current assets	—	—	—	—	(2,166)

Net cash used in investing activities	(25,286)	(311,281)	(334,007)	(107,222)	(284,782)

Cash flows from financing activities:
Proceeds from borrowings	35,195	266,487	421,349	131,412	304,148
Proceeds from capital contributions	550	156,607	13,349	13,348	87,374
Proceeds from sale of subsidiary company interests	—	—	146,262	43,600	—
Transaction costs related to the sale of subsidiary company interests	—	—	(2,295)	—	—
Repurchase of company units	—	(32,172)	—	—	—
Deferred financing costs	(2,371)	(3,723)	(4,804)	—	(3,526)
Repayment of borrowings	(31)	(43,798)	(213,784)	(68,896)	(68,565)
(Payments to) proceeds from loans from related parties	(3,099)	3,099	21,722	—	—
Distributions to members	—	—	—	—	(8,591)
Distributions to minority members of subsidiaries	—	—	(23,692)	(93)	(3,130)

Net cash provided by financing activities	30,244	346,500	358,107	119,371	307,710

Net increase (decrease) in cash and cash equivalents	1,763	3,420	(2,270)	15	6,822
Cash and cash equivalents, beginning of year	614	2,377	5,797	5,797	3,527

Cash and cash equivalents, end of year	$2,377	$5,797	$3,527	$5,812	$10,349

Supplemental disclosures of cash flow information:
Cash paid during the year for:
Interest	$393	$1,777	$5,879	$1,437	$857
Non-cash investing activities:
Fair value of asset retirement obligations	—	2,059	265	—	—
Fair value of land acquired (Note 10)	—	—	—	—	154
Non-cash financing activities:
Conversion of member loans including interest	—	—	—	—	23,398

See accompanying notes to consolidated financial statements.

FIRST WIND HOLDINGS, LLC AND SUBSIDIARIES
(formerly known as UPC Wind Partners, LLC)

Notes to Consolidated Financial Statements

(in thousands, except unit data)

(information is unaudited with respect to June 30, 2008 and
for the six months ended June 30, 2007 and 2008)

NOTE 1—BUSINESS

Business

        First Wind Holdings, LLC (formerly known as UPC Wind Partners, LLC) ("First Wind") and its subsidiaries (collectively the "Company") are engaged in the development, construction and operation of wind energy projects principally in the northeast and western regions of the United States and Hawaii. First Wind is a limited liability company organized under the laws of Delaware.

        On May 9, 2008, First Wind Holdings Inc. was incorporated as a Delaware corporation. First Wind Holdings Inc. filed a Form S-1 Registration Statement under the Securities Act of 1933 for a proposed sale to the public of its Class A common stock.

Liquidity and Ability to Continue as a Going Concern

        The Company's consolidated financial statements have been prepared assuming its ability to continue as a going concern; however; the Company has suffered recurring losses from operations and negative operating cash flows, has an accumulated deficit of $116,422 as of December 31, 2007, and does not have sufficient resources available to meet its funding needs through January 1, 2009. Those conditions raise substantial doubt about the Company's ability to continue as a going concern. The consolidated financial statements do not contain any adjustments that may result from the outcome of this uncertainty. If the Company is unable to obtain additional debt or equity financing, it may have to curtail its development activities or be forced to sell assets, perhaps on unfavorable terms, which would have a material adverse effect on the Company's business, financial condition and results of operations.

        The Company began its business in 2002 and has limited operating history, generating substantial net losses and negative cash flows from operating activities since inception. As of June 30, 2008, the Company had accumulated losses of approximately $185,537 since its inception and had approximately $679,361 of indebtedness requiring repayment in the next twelve months. The Company uses indebtedness, secured by certain of its assets, to procure wind turbine generators and fund the construction of its wind energy projects. The Company's currently maturing debt consists of approximately $444,462 turbine supply loans used to procure wind turbine generators, $223,119 of revolving loans used to fund working capital needs and approximately $11,779 of scheduled debt amortization payments on loans related to operating projects. In addition, the Company has significant contractual obligations to procure wind turbine generators and complete construction of certain wind energy projects, with approximately $451,092 in projected capital requirements through June 30, 2009.

        Wind energy project development, currently its principal business activity, is a complex and capital intensive process. The process involves: identifying suitable geographic areas for potential projects; identifying a available resources within the geographic areas, such as land and electrical transmission infrastructure; studying the strength and patterns of wind; and performing preliminary engineering in support of the proposed project. The Company's accumulated losses since inception reflect the cost of these activities and have been principally funded through equity financing from certain of its members. The Company expects to incur substantial losses in the future as it develops and constructs new wind energy projects, hires additional employees, and expands its operations and incurs additional costs of

FIRST WIND HOLDINGS, LLC AND SUBSIDIARIES
(formerly known as UPC Wind Partners, LLC)

Notes to Consolidated Financial Statements (Continued)

(in thousands, except unit data)

(information is unaudited with respect to June 30, 2008 and
for the six months ended June 30, 2007 and 2008)

NOTE 1—BUSINESS (Continued)

operating as a public company. In addition, factors such as increases in the costs of labor or materials; higher than anticipated financing costs for its wind energy projects; non-performance by third-party suppliers or subcontractors and major incidents and/or catastrophic events may cause the Company to experience increased costs to its wind energy projects. As a result, the Company's net losses and accumulated deficit may also increase significantly.

        To date, the Company has a successful track record of obtaining the capital necessary to execute its development plan through a combination of capital contributions, borrowings and proceeds from tax equity financings. The Company's existing investors have provided the Company with total capital contributions of $297,761, guaranteed up to $350,000 of indebtedness and have remaining capital commitments of $17,566. These guarantees and any remaining capital commitments will be extinguished upon completion of the Company's proposed offering. Further, the Company has successfully originated and closed approximately $1.1 billion of third-party debt financing. Finally, the Company has received gross proceeds of $146,262 from tax equity financings and, in January 2008 entered into an additional $208,000 tax equity financing related to a portfolio of its New York projects. Funding for this arrangement will occur in tranches upon commencement of commercial operations of each applicable project and the satisfaction of certain other conditions precedent, including commencement of commercial operations of each applicable project by the end of 2009. In August 2008, $19,675 was funded with respect to the Steel Winds I project. The Company's counterparty in this tax equity financing is an indirect subsidiary of Lehman Brothers Holdings, Inc., which filed for bankruptcy on September 15, 2008. The Company is uncertain what impact the bankruptcy will have on the funding of the balance of this financing. The Company is currently in discussions with other tax equity investors to fund the balance of this financing if and to the extent the counterparty is unable to fund its remaining commitment when due, but such financing may not be available.

        In order to fund its current contractual obligations and future growth plans, the Company will require additional capital. The Company may seek to raise additional capital through public or private issuances of additional equity or convertible securities. In addition, the Company expects to refinance or extend the maturity of its existing indebtedness, as well as obtain new credit facilities as appropriate to finance its project development activities as they progress. The Company will also pursue additional tax equity financings as its projects become operational; however, there can be no assurance that any additional financing will be available or, that if such financing is available, that it will be available on terms acceptable to the Company. Moreover, additional funds may be necessary sooner than the Company currently anticipates in the event of changes to development schedules, increases in development costs, unanticipated prepayments to vendors or to meet other unanticipated expenses. If the Company is unable to raise additional capital or generate sufficient operating cash flow, it may be required to delay development and construction of its wind energy projects, reduce the scope of its projects, or abandon or sell some or all of its development projects, all of which would adversely affect the Company's business, financial position and results of operations.

FIRST WIND HOLDINGS, LLC AND SUBSIDIARIES
(formerly known as UPC Wind Partners, LLC)

Notes to Consolidated Financial Statements (Continued)

(in thousands, except unit data)

(information is unaudited with respect to June 30, 2008 and
for the six months ended June 30, 2007 and 2008)

NOTE 2—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation and Basis of Presentation

        The consolidated financial statements reflect the operations of the Company and all of its majority-owned subsidiaries and have been prepared in accordance with U.S. generally accepted accounting principles. Upon consolidation, all intercompany accounts and transactions are eliminated. The consolidated financial statements include First Wind's accounts and operations and those of its subsidiaries in which the Company has a controlling financial interest. The usual condition for a controlling financial interest ownership is of a majority of the voting interests of an entity; however, a controlling financial interest may also exist in entities such as variable interest entities ("VIE"), through arrangements that do not involve controlling voting interests.

        In accordance with the FIN 46(R), the Company consolidates any VIE of which it is the primary beneficiary. FIN46(R) requires a variable interest holder to consolidate a VIE if that party will absorb a majority of the expected losses of a VIE, receive a majority of the expected residual returns of the VIE, or both. This holder is considered the primary beneficiary. Conversely, the Company will not consolidate a VIE in which it has a majority ownership interest when the Company is not considered the primary beneficiary. If a primary beneficiary cannot be determined by a qualitative analysis, a quantitative analysis of allocating the expected cash flows among the variable interest holders is used in the determination. When the Company does not have a controlling interest in an entity, but exerts a significant influence over the entity, the Company applies the equity method of accounting for its interest. In 2005, the Company adopted the provisions of FIN46(R) and, as a result, total assets increased by $84, total liabilities increased by $787, and the Company recorded a cumulative effect adjustment, increasing accumulated deficit by $703.

Segment Data

        The Company manages its operations on a consolidated, single-segment basis for purposes of assessing performance and making operating decisions.

Use of Estimates and Market Risks

        The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires that management make estimates, assumptions and judgments that affect the reported amounts of assets and liabilities and disclosure of contingencies at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Management's estimates, assumptions and judgments are derived and continually evaluated based on available information, historical experience and various other assumptions that are believed to be reasonable under the circumstances. Because the use of estimates is inherent in the financial reporting process, actual results could differ from those estimates. In recording transactions and balances resulting from business operations the Company uses estimates based on the best information available. Estimates are used for such items as property, plant and equipment depreciable lives; amortization periods for identifiable intangible assets; and the valuation of long-term commodity contracts, asset retirement obligations; assumptions for share based payments and legal costs incurred in connection

FIRST WIND HOLDINGS, LLC AND SUBSIDIARIES
(formerly known as UPC Wind Partners, LLC)

Notes to Consolidated Financial Statements (Continued)

(in thousands, except unit data)

(information is unaudited with respect to June 30, 2008 and
for the six months ended June 30, 2007 and 2008)

NOTE 2—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

with recorded loss contingencies. In addition, estimates are used to test long-lived assets for impairment and to determine the fair value of impaired assets. As better information becomes available or actual amounts are determinable, the recorded estimates are revised. Consequently, operating results can be affected by revision to prior accounting estimates.

        The Company is subject to risks associated with price movements of energy commodities and credit associated with its commercial activities; reliability of the systems, procedures and other infrastructure necessary to operate the business; changes in laws and regulations; weather conditions; financial market conditions and access to capital; the creditworthiness or financial distress of its counterparties; and the successful operation of deregulated power markets.

Concentration of Credit Risk

        Financial instruments that potentially subject the Company to concentrations of credit risk are primarily cash and cash equivalents, accounts receivable, accounts payable and derivative instruments (Note 7). The amounts reflected in the consolidated balance sheets for accounts receivable and accounts payable approximate their fair value due to their short-term maturities. The Company mitigates its risk with respect to cash and cash equivalents and derivative instruments by maintaining its deposits and contracts at high quality financial institutions and monitoring the credit ratings of those institutions.

        The Company derives the largest portion of its electricity and renewable energy certificate ("RECs") sales from a small number of customers in the energy industry. Revenues by major customers were as follows:

	Year ended December 31,						Six months ended June 30,
	2005		2006		2007		2007		2008
							(unaudited)
Maui Electric Company	$—	—%	$6,512	92%	$14,117	59%	$5,334	64%	$6,970	50%
New Brunswick Generation Company	—	—	37	—	6,504	28	2,818	34	3,402	25
Other	72	100	514	8	3,196	13	245	2	3,491	25

Total	$72	100%	$7,063	100%	$23,817	100%	$8,397	100%	$13,863	100%

Derivative Financial Instruments and Risk Management Activities

        In the normal course of business, the Company employs financial instruments to manage its exposure to fluctuations in interest rates and commodity prices. The Company does not engage in speculative derivative activities or derivative trading activities. As of June 30, 2008, the Company had $17,661 classified as restricted cash, of which $17,164 represented cash collateral on certain derivative contracts. Subsequent to June 30, 2008 all of the cash collateral on derivative contracts was released back to the Company.

FIRST WIND HOLDINGS, LLC AND SUBSIDIARIES
(formerly known as UPC Wind Partners, LLC)

Notes to Consolidated Financial Statements (Continued)

(in thousands, except unit data)

(information is unaudited with respect to June 30, 2008 and
for the six months ended June 30, 2007 and 2008)

NOTE 2—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

        The Company adopted FSP FIN 39-1, Amendment to FASB Interpretation No. 39, or FSP FIN 39-1, which amends FIN 39, Offsetting of Amounts Related to Certain Contracts, on January 1, 2008. FSP FIN 39-1 affects entities that enter into master netting arrangements as part of their derivative transactions. Under the guidance of this FSP, entities may choose to offset derivative positions in the financial statements against the fair value of amounts recognized as cash collateral paid or received under those arrangements. The Company chose not to offset positions as defined in this FSP; therefore there was no impact on the Company's consolidated financial position, results of operations or cash flows.

        The Company uses interest rate swap agreements to effectively convert its anticipated cash interest payments under its variable rate financing to a fixed rate basis. These agreements involve the receipt of variable payments in exchange for fixed payments over the term of the agreements without the exchange of the underlying principal amounts.

        The Company enters into long-term cash settled swap agreements to hedge commodity price variability inherent in electricity sales arrangements. If the Company sells electricity into a liquid Independent System Operator market, the Company seeks to protect itself against variability in spot electricity prices by entering into a financial hedge with institutional investors to stabilize projected revenue streams. These price swap agreements involve periodic notional quantity settlements where the Company will swap either market for fixed or fixed for market price payments, based on a commodity or market price index, over the term of an agreement.

        The Company applies the provisions of Statement of Financial Accounting Standard ("SFAS") No. 133, Accounting for Derivative Instruments and Hedging Activities, as amended, which requires that all derivative instruments be recorded in the consolidated balance sheets at their respective fair values. The estimated fair values of derivative instruments are calculated based on market rates. These values represent the estimated amounts the Company would receive or pay to terminate agreements, taking into consideration current market rates and the current creditworthiness of the counterparty.

        When specific hedge accounting criteria are not met, SFAS No. 133 requires that all changes in a derivative's fair value be recognized currently in earnings. Special accounting for qualifying hedges allows a derivative's gains and losses to offset related results on the hedged item in the statement of operations and requires that a company must formally document, designate and assess the effectiveness of transactions that receive hedge accounting. The Company has not formally documented or designated its interest and commodity price swaps as hedges and therefore does not apply hedge accounting to these instruments. In accordance with provisions of SFAS No. 133, these instruments have been marked to market through earnings.

Cash and Cash Equivalents

        Cash and cash equivalents consist of all cash balances and highly liquid investments with original maturity of three months or less. The cash held by the Company is only available for Company-related

FIRST WIND HOLDINGS, LLC AND SUBSIDIARIES
(formerly known as UPC Wind Partners, LLC)

Notes to Consolidated Financial Statements (Continued)

(in thousands, except unit data)

(information is unaudited with respect to June 30, 2008 and
for the six months ended June 30, 2007 and 2008)

NOTE 2—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

uses and distribution of such cash to its members is restricted by terms of its financing agreements (Note 6).

Restricted Cash

        Restricted cash consists of cash balances held by subsidiaries of the Company for which the use of funds, as required by financing arrangements, is restricted to meet current obligations and debt service requirements of those specific subsidiaries. As of June 30, 2008, the Company had $17,661 classified as restricted cash, of which $17,164 represented cash collateral on certain derivative contracts. Subsequent to June 30, 2008 all of the cash collateral on derivative contracts was released back to the Company.

Revenue Recognition

        The Company earns revenue from two primary sources: (1) the sale of electricity and capacity payments and (2) renewable energy certificates. The Company recognizes revenues from the sale of electricity under long-term power purchase agreements based upon the output delivered at rates specified under the contracts. Capacity payments are made to energy generators, including wind energy projects, as a market incentive to promote development and continued operational capacity sufficient to meet land and reserve requirements. Market systems have been established to ensure that generators receive these payments based on their availability to generate electricity. The Company recognizes revenues from the sale of RECs based upon the certificates delivered at rates specified under the contracts. The Company defers recognition of revenue from sales of electricity, capacity and RECs, in instances when not all criteria to recognize revenue have been met.

        The Company evaluates its long-term power purchase agreements to determine whether they are leases pursuant to Emerging Issues Task Force Issue No. 01-8, Determining Whether an Arrangement is a Lease and SFAS No. 13, Accounting for Leases. At the inception of the lease or subsequent modification, the Company determines whether the lease is an operating or capital lease based upon its terms and characteristics. The Company has determined that its long-term power purchase agreements for Kaheawa Wind Power I and Mars Hill are operating leases that have significant contingent rental payments that are dependent on future operating characteristics of the respective wind energy projects, such as wind availability. The Company recognizes contingent rental income as a component of revenues in the accompanying consolidated statements of operations when it becomes probable of receipt.

Cost of Revenues

        Cost of revenues includes wind energy project operating expenses and depreciation and amortization of operating assets. Wind energy project operating expenses consist of such costs as contracted operations and maintenance fees, turbine and related equipment warranty fees, land rent, insurance, professional fees, operating personnel and permit compliance.

FIRST WIND HOLDINGS, LLC AND SUBSIDIARIES
(formerly known as UPC Wind Partners, LLC)

Notes to Consolidated Financial Statements (Continued)

(in thousands, except unit data)

(information is unaudited with respect to June 30, 2008 and
for the six months ended June 30, 2007 and 2008)

NOTE 2—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Property, Plant and Equipment

        Property, plant and equipment are stated at cost, less accumulated depreciation. Renewals and betterments that increase the useful lives of the assets are capitalized. Repairs and maintenance expenditures are expensed as incurred. Wind energy project equipment and related assets are depreciated over their estimated useful life on a straight-line basis over 20 years. Other non-wind energy project related property, plant and equipment are depreciated over their estimated useful lives on a straight-line basis ranging from 3 to 7 years.

        Construction in progress expenditures, insurance, interest and other costs related to construction activities are capitalized. As each turbine is commissioned, construction in progress is reclassified to other balances within property, plant and equipment and depreciated.

        Many of the Company's construction and equipment procurement agreements contain damage clauses relating to construction delays and contractually specified performance targets. These clauses are negotiated to cover lost margin or revenues from the wind energy project not being able to operate when targeted or to perform as guaranteed. Liquidated damages related to construction activities, those payments received related to the failure to meet contractually specified performance targets or completion dates prior to commercial operations, are recorded as a reduction of construction in progress.

Project Development Costs

        The Company capitalizes project development costs as construction in progress once generally management deems a project probable of being technically, commercially and financially viable. This generally occurs in tandem with management's determination that a project should be classified as an advanced project. Should the Company decide to abandon or discontinue development, previously capitalized costs are charged to expense in the period that such determination is made.

        The Company expenses all project development costs until management deems a project probable of being technically, commercially and financially viable.

Interest Capitalization

        The Company capitalizes interest on borrowed funds used to finance capital projects pursuant to SFAS No. 34, Capitalization of Interest Costs. Capitalization is discontinued when a project is ready for its intended use or when construction ceases or is terminated. Capitalized interest for the years ended

FIRST WIND HOLDINGS, LLC AND SUBSIDIARIES
(formerly known as UPC Wind Partners, LLC)

Notes to Consolidated Financial Statements (Continued)

(in thousands, except unit data)

(information is unaudited with respect to June 30, 2008 and
for the six months ended June 30, 2007 and 2008)

NOTE 2—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

December 31, 2005, 2006 and 2007 and the six months ended June 30, 2007 and 2008, respectively, is classified as follows in the accompanying consolidated balance sheets:

	Year ended December 31,			Six months ended June 30,
	2005	2006	2007	2007	2008
				(unaudited)
Property, plant and equipment	$—	$4,182	$1,597	$1,597	$—
Construction in progress	748	2,829	14,007	424	8,470
Turbine deposits	—	4,337	2,093	5,673	8,303

	$748	$11,348	$17,697	$7,694	$16,773

Impairment of Long-Lived Assets

        Long-lived assets primarily include property, plant and equipment. In accordance with SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets, the Company periodically reviews long-lived assets for impairment whenever events or changes in business circumstances indicate that the carrying amount of the assets may not be fully recoverable or that the useful lives are no longer appropriate. Each impairment test is based on a comparison of the undiscounted cash flows to the recorded value of the asset. If there is an indication of impairment, the asset is reduced down to its estimated fair value based on a discounted cash flow analysis. Determining the fair value of long-lived assets includes significant judgment by management, and different judgments could yield different results. No impairment of long-lived assets was indicated for the six months ended June 30, 2008 (unaudited) and the years ended December 31, 2006 and 2007.

Asset Retirement Obligations

        The Company accounts for asset retirement obligations in accordance with SFAS No. 143, Accounting for Asset Retirement Obligations and FIN 47, Accounting for Conditional Asset Retirement Obligations, an interpretation of FASB Statement No. 143. SFAS No. 143 requires the recording of the fair value of an asset retirement obligation as a liability in the period in which a legal obligation associated with the retirement of tangible long-lived assets is incurred. SFAS No. 143 also requires recording the offsetting asset to the initial obligation as an increase to the carrying amount of the related long-lived asset and depreciation of that cost over the life of the asset.

        The liability is accreted at the end of each period to reflect the passage of time and changes in the initial fair value measurement.

        The Company enters into agreements to lease land on which to construct and operate its wind energy projects. Pursuant to certain lease agreements, the Company is required to decommission its wind energy project equipment and provide for reclamation of the leased property, excluding removal of access roads, upon the expiration, termination or cancellation of the lease agreements.

FIRST WIND HOLDINGS, LLC AND SUBSIDIARIES
(formerly known as UPC Wind Partners, LLC)

Notes to Consolidated Financial Statements (Continued)

(in thousands, except unit data)

(information is unaudited with respect to June 30, 2008 and
for the six months ended June 30, 2007 and 2008)

NOTE 2—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

        Determination of asset retirement obligations requires a significant number of assumptions and estimates that affect the valuation of the obligation. These estimates can change as the result of various factors including new developments or better information. As such, the Company periodically re-evaluates these estimates. A significant change in estimate could materially change the value of the obligation.

Deferred Financing Costs

        Deferred financing costs represent external costs incurred to obtain financing and are amortized using the effective interest method over the terms of the loan agreements. Prior to reaching substantial completion, amortization of deferred financing costs related to construction activities is capitalized as construction in progress. Amortization of $1,340 and $987 was capitalized as part of interest during the years ended December 31, 2006 and 2007, respectively. Amortization of $1,411 was capitalized as part of interest during the six months ended June 30, 2008. There was no amortization capitalized during the six months ended June 30, 2007. Included in interest expense for the year ended December 31, 2007 is $2,109 of deferred financing costs that were written off as a result of the repayment of construction financing related to Kaheawa Wind Power I (Note 6).

Other Non-Current Assets

        Other non-current assets primarily include deposits, acquired intangible assets and goodwill. In 2006, the Company executed a purchase business combination which resulted in the Company recognizing $13,282 of goodwill and $1,104 of acquired intangible assets on the transaction. Goodwill is the amount by which the cost of acquired net assets in a business acquisition exceeds the fair value of net identifiable assets on the date of purchase. The Company assesses goodwill for impairment on at least an annual basis during the fourth quarter of each fiscal year and whenever events or changes in circumstances indicate that the carrying value of the asset may not be recoverable. The Company's assessment at December 31, 2007 did not indicate a goodwill impairment.

        The Company considers the following to be important factors that could trigger an impairment review: a significant decrease in profitability or cash flows; significant adverse changes in business climate or regulations; significant changes in senior management; significant changes in the manner of use of the acquired assets or the strategy for the Company's overall business; and significant negative industry or economic trends. To conduct a goodwill impairment test, the fair value of the reporting unit is first compared to its carrying value. If the reporting unit's allocated carrying value exceeds its fair value, the Company undertakes a second evaluation to assess the required impairment loss to the extent that the carrying value of goodwill exceeds its implied fair value. Management estimates the fair value of its reporting unit using a combination of the discounted cash flow valuation model and comparable market transaction models.

FIRST WIND HOLDINGS, LLC AND SUBSIDIARIES
(formerly known as UPC Wind Partners, LLC)

Notes to Consolidated Financial Statements (Continued)

(in thousands, except unit data)

(information is unaudited with respect to June 30, 2008 and
for the six months ended June 30, 2007 and 2008)

NOTE 2—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

        Intangible assets include finite-lived acquired intangible assets, which primarily consist of land studies, maps and surveys, wind studies and data, interconnection studies and permits. Finite-lived purchased intangible assets are amortized using the straight-line method over their expected period of benefit, which generally is over 20 years.

Income Taxes

        The Company has been organized as a limited liability company and is treated as a partnership for federal and state income tax purposes. Federal income taxes are assessed at the member level. Accordingly, no provision has been made for federal income taxes in the accompanying consolidated financial statements. In certain state jurisdictions, income taxes are assessed directly to the Company. In such state jurisdictions, income tax is accounted for under the asset and liability method. The Company recorded no tax expense for the years ended December 31, 2005, 2006 and 2007 and the six months ended June 30, 2007 and 2008, respectively (unaudited).

Share-Based Compensation

        The Company accounts for share-based compensation under SFAS No. 123(R), Share-Based Payments. SFAS 123(R) requires that the Company recognize as compensation expense grants of certain equity instruments. Compensation expense is determined by estimating the fair value of the equity instrument as of the grant date and recognizing it over the period earned, which primarily reflects the vesting period. The fair value of the Company's equity is estimated using a probability-weighted expected return model (Note 11).

Commitments and Contingencies

        Liabilities for loss contingencies arising from claims, assessments, litigation, fines and penalties and other sources are recorded when it is probable that a liability has been incurred and the amount of the assessment can be reasonably estimated. Legal costs incurred in connection with loss contingencies are expensed as incurred.

Leases

        In the ordinary course of business, the Company has entered into non-cancelable operating leases, such as land leases to site its wind energy projects, office facilities and related equipment leases and construction equipment leases. These leases expire at various dates through 2032, along with options that permit renewals for additional periods. Rent abatements and escalations are recognized on a straight-line basis over the lease term, including any option period included in the determination of the lease term.

FIRST WIND HOLDINGS, LLC AND SUBSIDIARIES
(formerly known as UPC Wind Partners, LLC)

Notes to Consolidated Financial Statements (Continued)

(in thousands, except unit data)

(information is unaudited with respect to June 30, 2008 and
for the six months ended June 30, 2007 and 2008)

NOTE 2—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Fair Value of Financial Instruments

        The carrying amount of cash and cash equivalents, restricted cash, accounts receivable, accounts payable and accrued expenses approximates their fair value because of the short-term maturity of these instruments. The carrying amounts of debt are comparable to market as the instruments generally bear interest at variable rates. The estimated fair values of derivative instruments are calculated based on market rates. These values represent the estimated amounts the Company would receive or pay to terminate agreements, taking into consideration current market rates and the current credit worthiness of the counterparty (Note 9).

Recent Financial Accounting Standards Not Yet Adopted

        In December 2007, the FASB issued SFAS No. 141(R), Business Combinations and SFAS No. 160, Noncontrolling Interests in Consolidated Financial Statements—an amendment of Accounting Research Bulletin No. 51. These statements require most identifiable assets, liabilities, noncontrolling interests, and goodwill acquired in a business combination to be recorded at "full fair value" and require noncontrolling interests (previously referred to as minority interests) to be reported as a component of equity, which changes the accounting for transactions with noncontrolling interest holders. Both statements are effective for the Company for the fiscal year beginning January 1, 2009. Early adoption is not permitted. SFAS 141(R) will be applied to business combinations occurring after the effective date. The Company is in the process of evaluating the impact, if any, that these statements will have on its consolidated results of operations and financial position.

        In March 2008, the FASB issued SFAS No. 161, Disclosures about Derivative Instruments and Hedging Activities. This statement is intended to improve financial reporting about derivative instruments and hedging activities by requiring enhanced disclosures to enable investors to better understand their effects on an entity's financial position, financial performance, and cash flows. SFAS No. 161 is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008, with early application encouraged. The Company is currently evaluating the impact, if any, that this statement will have on its disclosures related to hedging activities.

        In April 2008, the FASB issued FASB Staff Position No. FAS 142-3, Determination of the Useful Life of Intangible Assets. This FSP amends the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset under SFAS No. 142, Goodwill and Other Intangible Assets. The intent of this FSP is to improve the consistency between the useful life of a recognized intangible asset under SFAS No. 142 and the period of expected cash flows used to measure the fair value of the asset under SFAS No. 141(R) and other U.S. generally accepted accounting principles. The Company is in the process of evaluating the impact, if any, that this statement will have on its consolidated results of operations and financial position.

FIRST WIND HOLDINGS, LLC AND SUBSIDIARIES
(formerly known as UPC Wind Partners, LLC)

Notes to Consolidated Financial Statements (Continued)

(in thousands, except unit data)

(information is unaudited with respect to June 30, 2008 and
for the six months ended June 30, 2007 and 2008)

NOTE 2—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Reclassifications

        Certain amounts in the 2005 and 2006 consolidated financial statements have been reclassified to conform to the 2007 presentation. These reclassifications did not materially affect previously reported net loss or members' capital (deficit).

Correction to March 31, 2008 Financial Information

        Subsequent to the filing of the Company's Form S-1 on July 31, 2008, the Company determined that its unaudited consolidated financial statements as of and for the three-months ended March 31, 2008, included in that filing, contained an error. Specifically, for the three-months ended March 31, 2008, the Company reflected the impact of changes to fair value measurements for certain derivative instruments as a result of implementing FASB Statement No. 157, Fair Value Measurements, as an adjustment to members' capital in the consolidated statement of members' capital rather than as risk management activities relating to operating and non-operating projects in the consolidated statement of operations for the three-months ended March 31, 2008. As a result, risk management activities relating to operating and non-operating projects, total expenses and net loss for the three-months ended March 31, 2008 were overstated by approximately $933. The error had no effect on the Company's consolidated balance sheet as of March 31, 2008 or consolidated cash flow for the three-months ended March 31, 2008.

        The Company has corrected the error in its unaudited consolidated financial statements for the three-months ended June 30, 2008, which are not separately presented herein. As a result, risk management activities relating to operating and non-operating projects, total expenses and net loss for the three-months ended June 30, 2008 are understated by approximately $933. The correction of the error had no effect on the Company's consolidated balance sheet as of June 30, 2008 or the consolidated statements of operations, cash flows, and members' capital for the six months then ended.

NOTE 3—INTERIM FINANCIAL DATA

Unaudited Interim Financial Information

        The accompanying interim consolidated balance sheet as of June 30, 2008, the consolidated statements of operations for the six months ended June 30, 2007 and 2008, the consolidated statements of cash flows for the six months ended June 30, 2007 and 2008 and the consolidated statement of members' capital (deficit) for the six months ended June 30, 2008 are unaudited. These unaudited financial interim statements have been prepared in accordance with U.S. generally accepted accounting principles. In the opinion of the Company's management, the unaudited interim financial statements have been prepared on the same basis as the audited consolidated financial statements, and include all adjustments, consisting solely of normal recurring adjustments and accruals necessary for the fair presentation of the Company's financial position as of June 30, 2008 and its results of operations for the six months ended June 30, 2007 and 2008 and cash flows for the six months ended June 30, 2007

FIRST WIND HOLDINGS, LLC AND SUBSIDIARIES
(formerly known as UPC Wind Partners, LLC)

Notes to Consolidated Financial Statements (Continued)

(in thousands, except unit data)

(information is unaudited with respect to June 30, 2008 and
for the six months ended June 30, 2007 and 2008)

NOTE 3—INTERIM FINANCIAL DATA (Continued)

and 2008. The results for the six months ended June 30, 2008 are not necessarily indicative of the results to be expected for the year ending December 31, 2008.

NOTE 4—MINORITY INTEREST AND TAX EQUITY TRANSACTIONS

        During the year ended December 31, 2007, the Company completed two tax equity financings and received approximately $146,262 in aggregate up-front payments in exchange for equity interests in the Company's subsidiaries that own the Company's Kaheawa Wind Power I and Mars Hill projects. These equity interests entitle the Company's tax equity investors to substantially all of the operating cash flow, production tax credits and taxable income or loss generated by the Company's Kaheawa Wind Power I and Mars Hill projects until they achieve their targeted investment returns. Upon the tax equity investors' achieving their targeted investment returns, the Company has the option to acquire the equity interests, at the then fair market value, from the tax equity investors. Under both transactions the Company retains controlling interests in the subsidiaries that own the Company's Kaheawa Wind Power I and Mars Hill projects and, therefore, will continue to consolidate these subsidiaries. For the year ended December 31, 2007 and the six months ended June 30, 2008, the Company made distributions to its tax equity investors and a minority member of the subsidiary that owns its Kaheawa Wind Power I project of $23,692 and $75, respectively.

        Subsequent to December 31, 2007, the Company executed an agreement for an additional $208,000 tax equity financing related to a portfolio of its New York projects (Steel Winds I, Cohocton I and Prattsburgh I). Funding will occur in tranches upon commencement of commercial operations of each applicable project and the satisfaction of certain other conditions precedent, including commencement of commercial operations of each applicable project by the end of 2009. In August 2008, $19,675 was funded with respect to the Company's Steel Winds I project. The Company's counterparty in this tax equity financing is an indirect subsidiary of Lehman Brothers Holdings, Inc., which filed for bankruptcy on September 15, 2008. The Company is uncertain what impact the bankruptcy will have on the funding of the balance of this financing. The Company is currently in discussions with other tax equity investors to fund the balance of this financing if and to the extent the counterparty is unable to fund its remaining commitment when due, but such financing may not be available.

        The Company accounts for minority interests in projects where it has entered into tax equity financings using a balance sheet methodology. Under this methodology, the amounts reported as minority interest in the consolidated balance sheets represent the amounts the institutional tax equity investors would receive at each balance sheet date, if the net assets were liquidated at recorded amounts determined in accordance with U.S. generally accepted accounting principles. Therefore, if the net assets of the entity are less than the institutional tax equity investors' capital accounts (as defined in the limited liability company agreement), the minority interest balance equals the net assets of the subsidiary. The periodic changes in minority interest in the consolidated balance sheets are recognized by the Company as "Minority interest in operations of subsidiaries" in the consolidated statements of operations.

FIRST WIND HOLDINGS, LLC AND SUBSIDIARIES
(formerly known as UPC Wind Partners, LLC)

Notes to Consolidated Financial Statements (Continued)

(in thousands, except unit data)

(information is unaudited with respect to June 30, 2008 and
for the six months ended June 30, 2007 and 2008)

NOTE 4—MINORITY INTEREST AND TAX EQUITY TRANSACTIONS (Continued)

        The terms of these minority interest investments include restrictions on the transfer of assets from the relevant consolidated subsidiary without the consent of the minority interest investors. Such restrictions limit the Company's ability to transfer assets during the term of the tax equity investments.

        The Company's proportionate share of the restricted net assets of all consolidated subsidiaries with minority interest investments was $58,767 at December 31, 2007.

NOTE 5—PROPERTY, PLANT AND EQUIPMENT, NET

        Property, plant and equipment are comprised of the following as of December 31, 2006 and 2007 and June 30, 2008 (unaudited):

	December 31,		June 30,
	2006	2007	2008
			(Unaudited)
Land	$—	$8,064	$8,289
Land and leasehold improvements	7,776	10,191	10,204
Furniture, fixtures, vehicles and other	1,038	10,077	11,109
Asset retirement obligations	2,059	2,324	2,324
Wind power generation equipment	72,928	173,556	173,817

	83,801	204,212	205,743
Accumulated depreciation	(2,349)	(12,136)	(17,703)

	$81,452	$192,076	$188,040

        Included in these amounts are assets held subject to operating lease for Kaheawa Wind Power I and Mars Hill. The property, plant and equipment on lease were comprised of the following as of December 31, 2006 and 2007 and June 30, 2008 (unaudited):

	December 31,		June 30,
	2006	2007	2008
			(Unaudited)
Land	$—	$—	$—
Land and leasehold improvements	7,764	10,021	10,021
Furniture, fixtures, equipment, vehicles and other	—	—	16
Asset retirement obligations	2,059	2,059	2,059
Wind power generation equipment	72,383	138,959	138,959

	82,206	151,039	151,055
Accumulated depreciation	(1,918)	(9,427)	(13,099)

	$80,288	$141,612	$137,956

FIRST WIND HOLDINGS, LLC AND SUBSIDIARIES
(formerly known as UPC Wind Partners, LLC)

Notes to Consolidated Financial Statements (Continued)

(in thousands, except unit data)

(information is unaudited with respect to June 30, 2008 and
for the six months ended June 30, 2007 and 2008)

NOTE 5—PROPERTY, PLANT AND EQUIPMENT, NET (Continued)

        Depreciation expense for all property, plant and equipment for the six months ended June 30, 2007 and 2008 (unaudited) was $4,370 and $5,564, respectively, and the years ended December 31, 2005, 2006 and 2007 was $158, $2,147 and $9,823, respectively.

        The power purchase agreements that result in the above property, plant and equipment being categorized as assets held under lease have no minimum future rental payments. Contingent rental payments included in income were $6,532 and $20,622 for the years ended December 31, 2006 and 2007, respectively. There were no contingent rental payments included in income for the year ended December 31, 2005. Contingent rental payments for the six-month period ended June 30, 2007 were $8,152, as compared to $10,510 for the same period in 2008.

Contingent Rental Payments

        The Company has determined that payments received in exchange for the delivery of electricity under the Power Purchase Agreements ("PPAs") at its Mars Hill and Kaheawa Wind Power I wind energy projects meet the definition of contingent rentals as defined by Statement of Financial Accounting Standards No. 29, Determining Contingent Rentals, ("SFAS 29"), as the payments fully depend on the amount of power generated by the assets held under lease. The amount of power generated by each wind energy project is dependent on future operating characteristics, especially wind availability.

        Therefore, although these PPAs result in classification of the wind energy projects as operating leases, the Company recognizes revenue only as electricity is produced and delivered to the customer.

NOTE 6—DEBT

        The Company enters into loan agreements with financial institutions to finance the construction of wind energy projects and the acquisition of turbines and related equipment. The Company's consolidated debt consists of recourse and non-recourse borrowings entered into by wholly or partially-owned subsidiaries of the Company.

FIRST WIND HOLDINGS, LLC AND SUBSIDIARIES
(formerly known as UPC Wind Partners, LLC)

Notes to Consolidated Financial Statements (Continued)

(in thousands, except unit data)

(information is unaudited with respect to June 30, 2008 and
for the six months ended June 30, 2007 and 2008)

NOTE 6—DEBT (Continued)

        The Company had the following loans outstanding as of December 31, 2006 and 2007 and June 30, 2008 (unaudited):

			Interest rate at December 31,		Interest rate at June 30,		Balance at December 31,		Balance at June 30,
	Maximum facility(1)					Final Maturity(1)
		Interest rate margin(1)	2006	2007	2008		2006	2007	2008
	(Unaudited)		(Unaudited)						(Unaudited)
Debt facilities:
First Wind Acquisition, LLC:
Turbine supply loan	$267,200	LIBOR + 1.75%	7.61%	6.77%	4.85%	2009	$74,690	$212,973	$267,200
Term loan	7,200	LIBOR + 1.75%	—	6.77	4.85	2009	—	6,622	7,200
Revolver loan	60,000	LIBOR + 1.75%	7.61	—	—	2009	12,245	—	—
First Wind Acquisition III, LLC:
Turbine supply loan	95,500	LIBOR + 2.75%	7.62	7.77	5.85	2009	45,695	83,743	95,500
First Wind Acquisition IV, LLC:
Turbine supply loan	83,000	LIBOR + 2.25%	—	—	5.35	2008	—	—	81,762
Maine Wind Partners, LLC:
Construction loan	20,000	LIBOR + 1.25%	6.60	—	—	2007	20,000	—	—
Equity bridge loan	50,000	LIBOR + 1.25%	6.60	—	—	2007	37,230	—	—
Term loan	24,750	LIBOR + 1.50-3.50%	—	6.48-8.48	4.27-6.27	2022	—	21,814	19,852
First Wind Holdings, LLC:(2)
Revolver loan	270,000	LIBOR + 0.50%	—	5.48	3.60	2008	—	133,577	223,119
Construction and equity bridge loans	90,000	LIBOR + 0.50-1.75%	—	—	—	2008	—	—	—
Letter of credit facility	50,000	LIBOR + 0.50%	—	—	—	2008	—	—	—
First Wind Construction, LLC:
Construction equipment financing	6,531	Fixed	—	8.00	8.00	2013	—	6,531	6,112
First Wind Energy, LLC:
Vehicle loans	NA	Various	2.95-10.49	1.90-11.59	1.90-11.59	2008-2013	253	189	286
Kaheawa Wind Power, LLC:
Senior loan agreement	57,000	LIBOR + 1.75%	7.11	—	—	2022	55,833	—	—
Hawaii Wind Partners II, LLC:
Sponsor loan agreement	4,500	LIBOR + 7.50%	12.86	—	—	2014	4,417	—	—
Sponsor loan agreement	7,641	LIBOR + 4.00%	9.36	—	—	2014	7,521	—	—

Total debt facilities							257,884	465,449	701,031
Debt with maturities less than one year							(193,015)	(222,028)	(679,361)

Total long-term debt							$64,869	$243,421	$21,670

(1)
Reflects amendments to such facilities executed through June 30, 2008.

(2)
Total aggregate amount outstanding of First Wind Holdings, LLC facility not to exceed $270,000.

FIRST WIND HOLDINGS, LLC AND SUBSIDIARIES
(formerly known as UPC Wind Partners, LLC)

Notes to Consolidated Financial Statements (Continued)

(in thousands, except unit data)

(information is unaudited with respect to June 30, 2008 and
for the six months ended June 30, 2007 and 2008)

NOTE 6—DEBT (Continued)

Debt Facilities

         First Wind Acquisition, LLC.    On June 30, 2006, the Company, through First Wind Acquisition, LLC (formerly known as UPC Wind Acquisition, LLC), a wholly-owned subsidiary, entered into a secured promissory note ("Wind Acquisition Loan") with HSH Nordbank AG, New York Branch ("HSH") that allowed the Company to borrow up to $152,000 under a term loan facility for the procurement of wind turbine generators. The loan was subsequently increased to include $20,000 under a revolving loan facility for the purpose of funding working capital and collateral to support letters of credit. Certain members of the Company provided guarantees of $116,500 in support of the Wind Acquisition Loan. Interest on the Wind Acquisition Loan was payable in arrears, at LIBOR plus 2.25%. The term loan facility has a commitment fee, which is payable at an amount equal to 0.50% per annum of the average daily unutilized portion of the term loan commitment. The facility also requires a letter of credit fee equal to 2.25% per annum of the average daily amount of issued letters of credit. The revolving loan facility requires the Company to pay a facility fee, which is payable at an amount equal to 0.375% per annum on the average daily amount of the revolving commitment less the amount of the outstanding loan balance. The Wind Acquisition Loan is secured by the assets, comprised of turbine deposits and turbine contracts, of First Wind Acquisition, LLC and the assets, comprised of development assets and construction contracts, of Prattsburgh I.

        During 2007, the Company amended or amended and restated the Wind Acquisition Loan as follows:

  •
  On April 17, 2007, the Company amended the Wind Acquisition Loan to increase the term loan facility from $152,000 to $172,000. The revolving loan facility was also amended to increase the aggregate available amount from $20,000 to $30,000 for the purpose of funding working capital and collateral to support letters of credit.

  •
  On May 17, 2007, the guarantees of $116,500 were reduced to $50,000; $30,000 in support of the revolving loan facility and $20,000 in support of the turbine supply loan.

  •
  On July 3, 2007, the Company amended and restated the Wind Acquisition Loan to increase the term loan facility from $172,000 to $260,900, including the $30,000 revolving loan facility. The interest rate was amended to be payable in arrears at LIBOR plus 1.75%. As of December 31, 2007, the outstanding balances on the term loan and revolving loan facilities were due and payable on April 30, 2008 and October 31, 2008, respectively. Pursuant to this amendment, the Wind Acquisition Loan allowed First Wind Acquisition, LLC to advance to Kahuku Wind Power, LLC, a wholly-owned subsidiary of the Company, up to $7,200 under a North Shore Intercompany Note ("North Shore Note"). Interest on the North Shore Note accrues at the interest rate of the Wind Acquisition Loan being LIBOR plus 1.75%. The North Shore Note is collateralized by certain real property and all the membership interests of North Shore Wind Power, LLC. The North Shore Note has a commitment fee that is payable at 0.50% per annum.

FIRST WIND HOLDINGS, LLC AND SUBSIDIARIES
(formerly known as UPC Wind Partners, LLC)

Notes to Consolidated Financial Statements (Continued)

(in thousands, except unit data)

(information is unaudited with respect to June 30, 2008 and
for the six months ended June 30, 2007 and 2008)

NOTE 6—DEBT (Continued)

  •
  On August 22, 2007, the revolving loan facility was increased from $30,000 to $40,000; however, any exposure under letters of credit require cash collateral to secure First Wind Acquisition, LLC's obligation to reimburse HSH for any amounts drawn under such letters of credit.

  •
  On September 20, 2007, the term loan facility was increased from $260,900 to $300,500, comprised of a $253,600 term loan facility, a $7,200 North Shore Note and a $40,000 revolving loan.

  •
  On September 26, 2007, the term loan facility was increased from $300,500 to $314,400, comprised of a $267,200 term loan, a $7,200 North Shore Note and a $40,000 revolving loan.

  In a series of amendments beginning on April 30, 2008, the Company extended the maturity date of the Wind Acquisition Loan to April 15, 2009. On June 25, 2008, the term loan facility was increased from $314,400 to $334,400, comprised of a $267,200 term loan facility, a $7,200 North Shore Note and a $60,000 revolving loan. On July 8, 2008, commensurate with the increase of the revolving loan to $60,000 on June 25, 2008, certain members of the Company increased their guarantees from $30,000 to $60,000 in support of the revolving loan facility.

First Wind Acquisition III, LLC.    On December 21, 2006, the Company, through First Wind Acquisition III, LLC (formerly known as UPC Wind Acquisition III, LLC), a wholly-owned subsidiary, entered into a secured promissory note ("Wind Acquisition III Loan") with HSH, which allowed the Company to borrow up to $95,500 for the procurement of Clipper Windpower wind turbine generators and related equipment for Cohocton I. Interest was payable at LIBOR plus a margin of 2.25%. A commitment fee was payable at an amount equal to 0.5% per annum on the unutilized portion of the commitment. The Wind Acquisition III Loan is limited recourse to the Company and is secured by the project assets of Cohocton I. The Wind Acquisition III Loan had an original maturity of September 30, 2007.

        On May 10, 2007, the Company amended and restated the Wind Acquisition III Loan in connection with the syndication by HSH of this loan. In a series of amendments beginning on September 28, 2007, the Company extended the maturity date of the Wind Acquisition III Loan to June 30, 2008 or such later date as may be mutually agreed upon by the Company and HSH. The interest rate payable on the Wind Acquisition III Loan was amended to LIBOR plus a margin of 2.75%. The Wind Acquisition III Loan provided that the margin would decrease to 2.25% at such time as the Company executes a tax equity financing transaction for Cohocton I, which occurred on January 31, 2008. On June 30, 2008, the Company extended the maturity date of the Wind Acquisition III Loan to March 31, 2009.

         Maine Wind Partners, LLC.    On December 14, 2006, the Company, through Maine Wind Partners, LLC, an indirect wholly-owned subsidiary of the Company and owner of Mars Hill, entered into a financing agreement with HSH to borrow up to $70,000 to finance the construction of Mars Hill.

FIRST WIND HOLDINGS, LLC AND SUBSIDIARIES
(formerly known as UPC Wind Partners, LLC)

Notes to Consolidated Financial Statements (Continued)

(in thousands, except unit data)

(information is unaudited with respect to June 30, 2008 and
for the six months ended June 30, 2007 and 2008)

NOTE 6—DEBT (Continued)

Proceeds of $42,272 from the financing agreement were used to repay a turbine supply loan that financed the acquisition of turbines for Mars Hill.

        On March 27, 2007, the Company sold membership interests in Mars Hill to JPMorgan and Wells Fargo & Company for proceeds from a tax equity financing (Note 4). The outstanding balance under the financing agreement as of March 27, 2007 was approximately $65,000, and the Company used the proceeds from the sale of the membership interests to partially repay this balance. The Company entered into a term loan facility ("Maine Wind Loan") for $24,750 with HSH to repay the remaining outstanding portion of the financing agreement and fund remaining Mars Hill construction expenditures. Interest is payable, at the Company's option, at LIBOR plus a margin ranging from 1.50% to 3.50% or a Base Rate Loan, as defined in the financing agreement, plus a margin ranging from 0.50% to 2.50%. The Maine Wind Loan matures on March 31, 2022. The Maine Wind Loan is to be repaid from cash flows from Mars Hill in quarterly principal payments commencing on June 30, 2007, and then quarterly principal and interest payments commencing on September 30, 2007. Maine Wind Partners, LLC has made all required principal and interest payments under the Maine Wind Loan as of December 31, 2007. Distributions of cash flows to First Wind are subject to Maine Wind Partners, LLC's meeting certain debt service covenants, including a minimum debt service coverage ratio.

         First Wind Holdings, LLC.    On October 17, 2007, the Company entered into a loan agreement ("First Wind Loan") with HSH to finance the development, construction, ownership and operation of three projects in the State of New York: Steel Winds, Cohocton I and Prattsburgh I. The First Wind Loan provides total commitments to the Company of $270,000, which is comprised of $240,000 under revolving, construction, equity bridge and term loans, and $30,000 for letter of credit commitments. The interest rate under the First Wind Loan is payable in arrears, at LIBOR plus 0.50% to 1.75%. The Company pays letter of credit fees ranging from to 0.50% to 1.50%. The outstanding balances are due on the revolving loan facility and construction and equity bridge loans under the First Wind Loan on October 15, 2008. No amounts were outstanding on the construction and equity bridge loans as of December 31, 2007 or June 30, 2008.

        As of December 31, 2007, certain members of the Company had guaranteed up to $150,000 of the obligations under the First Wind Loan and have pledged their membership interests in the Company as collateral to support their obligations under the guarantee (Note 10). The obligations of the Company under the First Wind Loan are secured by all of the assets of Prattsburgh I, Cohocton I and Steel Winds. The security interest of HSH in the collateral is subordinate to the interests of the lender under the First Wind Acquisition Loan, in the case of Prattsburgh I, and the lenders under the First Wind Acquisition III Loan, in the case of Cohocton I.

        The First Wind Loan was amended on January 23, 2008 to increase the capacity under the revolving and equity bridge loans from $150,000 to $200,000. Subsequently, on May 6, 2008, the First Wind Loan was amended to increase the letter of credit commitments from $30,000 to $50,000. On March 19, 2008, the First Wind Loan was amended to increase the capacity under the revolving and

FIRST WIND HOLDINGS, LLC AND SUBSIDIARIES
(formerly known as UPC Wind Partners, LLC)

Notes to Consolidated Financial Statements (Continued)

(in thousands, except unit data)

(information is unaudited with respect to June 30, 2008 and
for the six months ended June 30, 2007 and 2008)

NOTE 6—DEBT (Continued)

equity bridge loans from $200,000 to $250,000. On May 19, 2008, the First Wind Loan was amended to increase the capacity under the revolving and equity bridge loans from $250,000 to $270,000. These amendments allow the Company to borrow under the construction loan, however the total commitment of the First Wind Loan cannot exceed an aggregate of $270,000, of which $50,000 is reserved for letter of credit commitments. Certain members of the Company increased their guarantees to $270,000 to support the obligations under the First Wind Loan. These guarantees reduce Series A Unit member capital commitment availability (Note 10 and 14).

         Kaheawa Wind Power, LLC and Hawaii Wind Partners II, LLC.    In 2005, the Company, through partially-owned subsidiaries, entered into two loan agreements, a senior construction loan agreement (the "Senior Loan") and a sponsor construction loan agreement (the "Sponsor Loan"), with a syndicate of financial institutions arranged by HSH to finance the construction of Kaheawa Wind Power I. The Senior Loan allowed the Company to borrow up to $58,500, including a $1,500 letter of credit, based on satisfying, in January 2006, certain environmental conditions under a 20-year Habitat Conservation Plan ("HCP"). The Sponsor Loan allowed the Company to borrow up to $4,500 at LIBOR plus a margin of 7.50% and at LIBOR plus a margin of 4.00% for any amount in excess of $4,500. On July 31, 2006, the Company amended the Sponsor Loan to borrow an additional $1,141 to finance construction overruns.

        The Company completed construction of Kaheawa Wind Power I in June 2006, and in August 2006 converted the Senior Loan and Sponsor Loan from construction loans to term loans. The Company executed a tax equity financing transaction on August 16, 2007 and used proceeds of $67,683 from this tax equity financing transaction to repay the Senior Loan and Sponsor Loan (Note 4).

        In connection with the repayment of the Senior Loan, Kaheawa Wind Power I amended and restated the term loan with HSH to provide for a $3,000 letter of credit facility to support its obligations under the land lease and the HCP and to provide support for a commodity swap agreement (Note 7). This term loan allows Kaheawa Wind Power I to draw up to $15,000 to finance any payment due on the termination of this commodity swap. The term loan has a term of five years from the termination of the commodity swap and bears interest at LIBOR plus a margin of 6.00%. As of December 31, 2007 and June 30, 2008, the commodity swap was still effective and no amount on this term loan had been drawn.

         First Wind Acquisition IV, LLC.    On April 3, 2008, the Company, through First Wind Acquisition IV, LLC (formerly known as UPC Wind Acquisition IV, LLC), a wholly-owned subsidiary of the Company, entered into a secured promissory note ("Wind Acquisition IV Loan") with HSH that allowed the Company to borrow up to $83,000 for the procurement of Clipper Windpower wind turbine generators and related equipment for Milford I and Sheffield. Interest is payable at LIBOR plus a margin of 2.25%. A commitment fee is payable at an amount equal to 0.5% per annum on the unutilized portion of the commitment. The Wind Acquisition IV Loan is recourse to the Company and is secured by the project assets of Milford I and Sheffield. The Wind Acquisition IV Loan had an original maturity of September 30, 2008. The Company extended the maturity to October 15, 2008;

FIRST WIND HOLDINGS, LLC AND SUBSIDIARIES
(formerly known as UPC Wind Partners, LLC)

Notes to Consolidated Financial Statements (Continued)

(in thousands, except unit data)

(information is unaudited with respect to June 30, 2008 and
for the six months ended June 30, 2007 and 2008)

NOTE 6—DEBT (Continued)

provided that if HSH is able to syndicate the loan then the maturity will be extended to March 15, 2010.

Aggregate Debt Repayments

        The Company's estimated aggregate debt repayments for the five years following December 31, 2007 are as follows:

2008	$222,028
2009	224,124
2010	3,567
2011	1,811
2012	1,586
Thereafter	12,333

$465,449

NOTE 7—DERIVATIVE FINANCIAL INSTRUMENTS

        In the normal course of business, the Company employs a variety of financial instruments to manage its exposure to fluctuations in interest rates and energy and energy-related commodities. The Company does not apply hedge accounting to these instruments and records changes in fair value related to derivative financial instruments in the consolidated statements of operations. The following tables reflect the amounts that are recorded in the Company's consolidated balance sheets as of December 31, 2006 and 2007 and June 30, 2008 (unaudited) related to derivative financial instruments:

	December 31, 2006			December 31, 2007			June 30, 2008
	Interest Rate Derivatives	Commodity Derivative Instruments	Total	Interest Rate Derivatives	Commodity Derivative Instruments	Total	Interest Rate Derivatives	Commodity Derivative Instruments	Total
								(Unaudited)
Balance Sheet:
Liabilities:
Derivative liabilities	$102	1,157	1,259	$584	3,597	4,181	$562	12,702	13,264
Long-term derivative liabilities	1,018	8,988	10,006	301	37,490	37,791	202	81,779	81,981

Total liabilities	$1,120	10,145	11,265	$885	41,087	41,972	$764	94,481	95,245

FIRST WIND HOLDINGS, LLC AND SUBSIDIARIES
(formerly known as UPC Wind Partners, LLC)

Notes to Consolidated Financial Statements (Continued)

(in thousands, except unit data)

(information is unaudited with respect to June 30, 2008 and
for the six months ended June 30, 2007 and 2008)

NOTE 7—DERIVATIVE FINANCIAL INSTRUMENTS (Continued)

        The following tables reflect the amounts that are recorded in the Company's consolidated statements of operations for the years ended December 31, 2005, 2006 and 2007 and the six months ended June 30, 2007 and 2008 (unaudited) related to derivative financial instruments:

	December 31, 2005			December 31, 2006			December 31, 2007
	Interest Rate Derivatives	Commodity Derivative Instruments	Total	Interest Rate Derivatives	Commodity Derivative Instruments	Total	Interest Rate Derivatives	Commodity Derivative Instruments	Total
Statement of Operations:
Revenues:
Risk management activities related to operating projects:
Net cash settlements	$—	—	—	$—	(922)	(922)	$—	(1,670)	(1,670)
Fair value changes	—	—	—	—	9,770	9,770	—	(9,801)	(9,801)

	—	—	—	—	8,848	8,848	—	(11,471)	(11,471)
Expenses:
Risk management activities related to non-operating projects:
Fair value changes	—	(6,784)	(6,784)	—	(13,131)	(13,131)	—	(21,141)	(21,141)
Interest expense:
Net cash settlements				(35)	—	(35)	(982)	—	(982)
Fair value changes	(1,670)	—	(1,670)	550	—	550	235	—	235

Net gain (loss)	$(1,670)	(6,784)	(8,454)	$515	(4,283)	(3,768)	$(747)	(32,612)	(33,359)

	Six months ended
	June 30, 2007			June 30, 2008
	Interest Rate Derivatives	Commodity Derivative Instruments	Total	Interest Rate Derivatives	Commodity Derivative Instruments	Total
	(Unaudited)			(Unaudited)
Statement of Operations:
Revenues:
Risk management activities related to operating projects:
Net cash settlements	$—	(505)	(505)	$—	(2,541)	(2,541)
Fair value changes	—	(1,330)	(1,330)	—	(18,759)	(18,759)

	—	(1,835)	(1,835)	—	(21,300)	(21,300)
Expenses:
Risk management activities related to non-operating projects:
Fair value changes	—	(2,156)	(2,156)	—	(34,635)	(34,635)
Interest expense:
Net cash settlements	(82)	—	(82)	(584)	—	(584)
Fair value changes	1,459	—	1,459	39	—	39

Net gain (loss)	1,377	(3,991)	(2,614)	(545)	(55,935)	(56,480)

FIRST WIND HOLDINGS, LLC AND SUBSIDIARIES
(formerly known as UPC Wind Partners, LLC)

Notes to Consolidated Financial Statements (Continued)

(in thousands, except unit data)

(information is unaudited with respect to June 30, 2008 and
for the six months ended June 30, 2007 and 2008)

NOTE 7—DERIVATIVE FINANCIAL INSTRUMENTS (Continued)

Interest Swap Agreements

        The Company is subject to market risks, such as changes in interest rates that arise from normal business operation. The Company regularly assesses these risks and has established business strategies to provide natural offsets, supplemented by the use of derivative instruments, to protect against adverse effects of these and other market risks. Under interest rate swap agreements, the Company generally agrees to swap, at specified intervals, the difference between the variable rates implicit in its debt financing agreements for contractually stated fixed rates based on agreed-upon notional amounts. The obligation of the Company to make payments on debt facilities with respect to interest is in no way conditional upon the Company's receipt of payments from its swap counterparties.

Commodity Swap Agreements

        The Company enters into long-term cash settled swap agreements to hedge commodity price variability inherent in electricity sales arrangements. If the Company sells electricity into a liquid Independent System Operator market, the Company seeks to protect itself against variability in spot electricity prices by entering into a financial hedge with institutional investors to secure project returns and stabilize projected revenue streams. These price swap agreements involve periodic notional quantity settlements where the Company will swap either market for fixed or fixed for market price payments, based on a commodity or market price index, over the term of an agreement.

        Fair value changes and cash settlements related to commodity derivative instruments prior to wind energy projects' reaching commercial operations are recorded in earnings in the accompanying consolidated statements of operations as risk management activities related to non-operating projects. Once wind energy projects reach commercial operations, fair value changes and cash settlements related to commodity derivative instruments are recorded in earnings in the accompanying consolidated statements of operations as risk management activities related to operating projects.

FIRST WIND HOLDINGS, LLC AND SUBSIDIARIES
(formerly known as UPC Wind Partners, LLC)

Notes to Consolidated Financial Statements (Continued)

(in thousands, except unit data)

(information is unaudited with respect to June 30, 2008 and
for the six months ended June 30, 2007 and 2008)

NOTE 7—DERIVATIVE FINANCIAL INSTRUMENTS (Continued)

        The Company was managing four commodity swap contracts and four interest rate swap contracts as of December 31, 2007 and June 30, 2008, the details of which are as follows:

						December 31, 2007		June 30, 2008
	Underlying	Current or Remaining Notional Amount(3)	Notional	Periodic Settlement	Expiration	Derivative Liabilities	Long-term Derivative Liabilities	Derivative Liabilities	Long-term Derivative Liabilities
Commodity Swaps:
Project:
Cohocton I(1)	NYISO Real-time Zone C	2,081	GWh	Monthly	2019	$—	$13,943	2,413	32,527
Prattsburgh I(2)	NYISO Real-time Zone C	746	GWh	Monthly	2018	50	4,993	1,830	11,173
Steel Winds I	NYISO Real-time Zone A	450	GWh	Monthly	2016	116	4,289	1,446	6,614
Kaheawa Wind Power I	Western Texas Intermediate Oil on NYMEX	442,279	BBL	Quarterly	2013	3,432	14,265	7,013	25,805
Stetson	ISO-NE (MA Hub)	1,321	GWh	Monthly	2019	—	—	—	5,660
Interest Rate Swaps:
Entity:
First Wind Holdings, LLC	Paying LIBOR, receiving 4.53% fixed	$73,400	USD	Monthly	2008	194	—	322	—
First Wind Acquisition, LLC	Paying LIBOR, receiving 5.43% fixed	137,158	USD	Monthly	2008	173	—	—	—
First Wind Acquisition III, LLC	Paying LIBOR, receiving 5.14% fixed	47,000	USD	Monthly	2008	52	—	—	—
Maine Wind Partners, LLC	Paying LIBOR, receiving 5.19% fixed	13,969	USD	Quarterly	2017	164	301	240	202

						$4,181	$37,791	$13,264	$81,981

(1)
Forward starting commodity swap effective January 1, 2009
(2)
Forward starting commodity swap effective September 1, 2008
(3)
Notional amount is as of December 31, 2007

        As a result of not applying hedge accounting to its swap contracts, the Company has reported non-cash losses, net of gains, related to the marking-to-market of the values of its swap contracts for

FIRST WIND HOLDINGS, LLC AND SUBSIDIARIES
(formerly known as UPC Wind Partners, LLC)

Notes to Consolidated Financial Statements (Continued)

(in thousands, except unit data)

(information is unaudited with respect to June 30, 2008 and
for the six months ended June 30, 2007 and 2008)

NOTE 7—DERIVATIVE FINANCIAL INSTRUMENTS (Continued)

the six months ended June 30, 2007 and 2008 (unaudited) and the years ended December 31, 2005, 2006 and 2007. These net losses were a result of increases in the underlying forward electricity and oil prices for which the commodity price swap contracts are intended to economically hedge. As commodity prices increase, the Company realizes commensurate increases in the price for which it sells its variable rate electricity. As of June 30, 2008 the Company had $17,661 classified as restricted cash, of which $17,164 represented cash collateral on certain derivative contracts. Subsequent to June 30, 2008, all of the cash collateral on derivative contracts was released back to the Company.

NOTE 8—ASSET RETIREMENT OBLIGATIONS

        The following table presents a reconciliation of the beginning and ending aggregate carrying amounts of asset retirement obligations for the years ended December 31, 2006 and 2007:

Balance at December 31, 2005	$—
Additions—incurred during the year	2,059
Accretion	45

Balance at December 31, 2006	2,104

Additions—incurred during the year	265
Accretion	137

Balance at December 31, 2007	$2,506

        Accretion expense is included in depreciation and amortization of operating assets on the accompanying consolidated statements of operations. The Company records assets related to asset retirement obligations to property, plant and equipment, which are depreciated on a straight-line basis over 20 years.

NOTE 9—FAIR VALUE MEASUREMENTS (Unaudited)

        On January 1, 2008, the Company adopted the provisions of SFAS No. 157, Fair Value Measurements, for certain financial assets and financial liabilities that are measured at fair value on a recurring basis. In February 2008, the Company adopted FASB Staff Position No. 157-2, Partial Deferral of the Effective Date of Statement 157, which deferred the effective date of SFAS No. 157 for all nonfinancial assets and nonfinancial liabilities measured at fair value on a nonrecurring basis to fiscal years beginning after November 15, 2008. SFAS No. 157 provides a consistent definition of fair value, with a focus on exit price from the perspective of a market participant.

        The Company holds interest rate and commodity price swaps that are carried at fair value. The Company determines fair value based upon quoted prices when available or through the use of alternative approaches when market quotes are not readily accessible or available.

FIRST WIND HOLDINGS, LLC AND SUBSIDIARIES
(formerly known as UPC Wind Partners, LLC)

Notes to Consolidated Financial Statements (Continued)

(in thousands, except unit data)

(information is unaudited with respect to June 30, 2008 and
for the six months ended June 30, 2007 and 2008)

NOTE 9—FAIR VALUE MEASUREMENTS (Unaudited) (Continued)

        Valuation techniques for fair value are based upon observable and unobservable inputs. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect the Company's best estimate, considering all relevant information. These valuation techniques involve some level of management estimation and judgment. The valuation process to determine fair value also includes making appropriate adjustments to the valuation model outputs to consider risk factors. The fair value hierarchy of the Company's inputs used to measure the fair value of assets and liabilities during the current period consists of three levels:

  •
  Level 1—Quoted prices for identical instruments in active markets.

  •
  Level 2—Quoted prices for similar instruments in active markets; quoted prices for identical or similar instruments in markets that are not active; and model-derived valuations in which all significant inputs and significant value drivers are observable in active markets.

  •
  Level 3—Valuations derived from valuation techniques in which one or more significant inputs or significant value drivers are unobservable.

        If inputs used to measure an asset or liability fall within different levels of the hierarchy, the categorization is based on the lowest level input that is significant to the fair value measurement of the asset or liability. The Company's assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment, and considers factors specific to the asset or liability.

        In accordance with the fair value hierarchy described above, the following table shows the fair value of the Company's financial assets and liabilities that are required to be measured at fair value as of June 30, 2008:

	Six months ended June 30, 2008
	Fair Value Measurements Using
				Liabilities at Fair Value
	Level 1	Level 2	Level 3
	(Unaudited)
Liabilities:
Interest rate derivatives	$—	764	—	764
Commodity price swap derivatives	—	32,818	61,663	94,481

	$—	33,582	61,663	95,245

FIRST WIND HOLDINGS, LLC AND SUBSIDIARIES
(formerly known as UPC Wind Partners, LLC)

Notes to Consolidated Financial Statements (Continued)

(in thousands, except unit data)

(information is unaudited with respect to June 30, 2008 and
for the six months ended June 30, 2007 and 2008)

NOTE 9—FAIR VALUE MEASUREMENTS (Unaudited) (Continued)

        The following table sets forth a reconciliation of changes in the fair value of derivative liabilities classified as Level 3 in the fair value hierarchy for the six months ended June 30, 2008 (unaudited):

Balance as of January 1, 2008	$23,391
Total gains or losses (realized/unrealized):
Included in earnings	38,272

Balance as of June 30, 2008 (unaudited)	$61,663

Changes in unrealized gains or losses relating to derivatives still held as of June 30, 2008	$35,731

NOTE 10—MEMBERS' EQUITY

Distribution Preferences and Voting Rights of Series A Units and Series B Units

        The amended and restated limited liability company agreement of the Company authorizes the Company to issue Series A Units and Series B Units. The Series B Units may be issued in various series in the discretion of the Company. In general, Series A Units have been issued to the Company's sponsors in return for capital contributions and Series B Units have been issued to members of management as compensation. Specific issuances of Series A Units and Series B Units are described in more detail below in "—Series A Units" and "—Series B Units," respectively.

         Distributions and Allocations.    With respect to distributions of excess cash, distributions upon liquidation and allocations of profits for partnership tax purposes, the Series B Units are generally subordinated to the Series A Units to the extent of the capital contributions of the holders of the Series A Units and share pro rata with the Series A Units thereafter. Individual series of Series B Units are generally subordinated to the extent of the immediately previous Series B Unit series' profits interest and share pro rata with previous series and the Series A Units thereafter.

        With respect to the allocations of losses for partnership tax purposes, the preferences between the Series A Units and the Series B Units are the same. Individual series of Series B Units, however, share pro rata with the Series A Units and the other series of Series B Units only to the extent of their capital accounts. Once their capital accounts are reduced to zero, individual series of Series B Units cease to share in the allocations of losses.

         Voting Rights.    As of June 30, 2008, the amended and restated limited liability company agreement of the Company provided that the holders of the various series of the Company's units have the right to designate members of the Company's board of managers as follows:

  •
  the holders of a majority of the Series A Units held by the D. E. Shaw group (and its transferees and successors) are entitled to designate two managers and each successor thereof;

  •
  the holders of a majority of the Series A Units held by Madison Dearborn (and its transferees and successors) are entitled to designate two managers and each successor thereof; and

FIRST WIND HOLDINGS, LLC AND SUBSIDIARIES
(formerly known as UPC Wind Partners, LLC)

Notes to Consolidated Financial Statements (Continued)

(in thousands, except unit data)

(information is unaudited with respect to June 30, 2008 and
for the six months ended June 30, 2007 and 2008)

NOTE 10—MEMBERS' EQUITY (Continued)

  •
  the holders of a majority of the Series B Units are entitled to designate two managers and each successor thereof; and

  •
  UPC Wind Partners II, LLC is entitled to designate one manager and each successor thereof.

        The affirmative vote of a majority of the holders of Series A Units is required for action to be taken by the members. Holders of Series A Units are entitled to act by written consent. In general, the holders of the Series B Units do not have voting rights. Any amendment to the amended and restated limited liability company agreement of the Company that would adversely affect the holders of the Series B Units without so affecting the holders of all units, however, requires the written consent of a majority of the holders of the vested Series B Units, voting together as a single class.

Series A Unit Issuances

        On April 28, 2006, the Company converted all of its then issued and outstanding voting and nonvoting units into 51,000,000 Series A Units and received commitments from its members to contribute $322,600 to the Company in exchange for the right to purchase 322,600,901 Series A Units with a purchase price of $1.00 per Series A Unit. On April 28, 2006, the Company used proceeds of $78,623 from the issuance of Series A Units to retire demand loans payable to a certain member of the Company (Note 14), to repurchase from certain members of the Company 42,972,114 of Series A Units for cash of $32,172, and to finance the development and construction of wind energy projects. The repurchase of the 42,972,114 Series A Units includes an earn-out payment of $10,000, payable to the certain members, which is expected to be paid in full upon certain wind energy projects' commencing commercial operations of an aggregate of 372 MW of capacity.

        The Company's amended and restated limited liability company agreement contains provisions limiting its managing member's, members' and officers', and their respective affiliates', liability to the Company and its unitholders.

        In 2007, the Company received additional capital commitments of $217,973 from its members and is now authorized to issue a total of 540,573,016 Series A Units. During 2007, members of the Company made aggregate capital contributions of $13,349. As of December 31, 2007, certain members of the Company have guaranteed $200,000 of the Company's obligations, comprised of First Wind Holdings, LLC's $150,000 revolver loan and $50,000 of First Wind Acquisition, LLC's $267,200 turbine supply loan and revolver loan (Note 6). As of June 30, 2008, these members' increased their guarantees to $350,000, comprised of the following: (i) $270,000 in support of the First Wind Holdings, LLC's revolver loan, (ii) $20,000 under the First Wind Acquisition, LLC term loan and (iii) up to $60,000 under the letter of credit facility.

        On February 22, 2008, the Company acquired a parcel of land from a certain member of the Company. The Company paid cash of $23 and issued 152,527 Series A Units to this member in exchange for the land.

FIRST WIND HOLDINGS, LLC AND SUBSIDIARIES
(formerly known as UPC Wind Partners, LLC)

Notes to Consolidated Financial Statements (Continued)

(in thousands, except unit data)

(information is unaudited with respect to June 30, 2008 and
for the six months ended June 30, 2007 and 2008)

NOTE 10—MEMBERS' EQUITY (Continued)

        On May 3, 2008, the Company converted the member loans consisting of principal of $21,722 and accrued interest of $1,676 and issued 23,397,748 Series A Units to the lending members.

        On May 19, 2008, certain members of the Company provided guarantees to HSH Nordbank AG, New York Branch ("HSH") under the First Wind Loan of $20,000 (Note 14).

        On May 27, 2008, the Company received additional capital commitments of $141,031 from its members and increased the aggregate number of authorized Series A Units to 681,604,890.

        In May 2008 and in accordance with terms of its limited liability company agreement, the Company paid cash distributions to its members totaling $8,591 in respect of federal income taxes to be assessed at the member level.

        During May and June 2008, members of the Company made aggregate capital contributions of $87,374.

        The following table reflects the remaining member capital commitments available to the Company as of December 31, 2006 and 2007 and June 30, 2008 (unaudited):

Capital commitments at December 31, 2005	$—
Commitments	322,600
Contributions	(167,931)
Debt guarantees	(116,500)

Capital commitments at December 31, 2006	38,169
Commitments	217,973
Contributions	(13,349)
Member loans (Note 14)	(21,722)
Debt guarantees	(83,500)

Capital commitments at December 31, 2007	137,571
Commitments (unaudited)	141,031
Contributions (unaudited)	(87,374)
Debt guarantees (unaudited)	(150,000)

Capital commitments at June 30, 2008 (unaudited)	$41,228

        Subsequent to June 30, 2008, the following capital transactions were executed by the Company (unaudited):

  •
  On July 7, 2008, certain members of the Company provided guarantees to HSH under the First Wind Acquisition Loan of $30,000 (Notes 6 and 14).

  •
  On July 8, 2008, July 14, 2008 and August 8, 2008, members of the Company made aggregate capital contributions of $309, $1,631 and $157, respectively.

FIRST WIND HOLDINGS, LLC AND SUBSIDIARIES
(formerly known as UPC Wind Partners, LLC)

Notes to Consolidated Financial Statements (Continued)

(in thousands, except unit data)

(information is unaudited with respect to June 30, 2008 and
for the six months ended June 30, 2007 and 2008)

NOTE 10—MEMBERS' EQUITY (Continued)

  •
  On September 5, 2008, members of the Company made aggregate capital contributions of $7,331.

  •
  On September 19, 2008, members of the Company made aggregate capital contributions of $489.

  •
  On October 3, 2008, members of the Company made aggregate capital contributions of $13,746.

        The remaining member capital commitments available to the Company were $17,566 as a result of the above capital transactions.

Series B Unit Issuances

        As of December 31, 2007, the Company is authorized to issue up to 56,929,571 Series B Units. As of December 31, 2006 and 2007, the Company had issued 36,337,000 and 37,337,000 Series B Units, respectively. These units are granted by series at zero cost to the employee and generally cliff vest in three equal annual installments over a three-year term of continuous service, with accelerated vesting upon a change in control as defined in a Restricted Unit Agreement ("RUA"). On April 28, 2006, 16,962,000 Series B-1 Units, net of forfeitures of 3,038,000 Series B-1 Units, were granted and began vesting on a tranche basis, proportionate to each capital contribution by Series A Unit members relative to the then total Series A Unit commitment. Subsequent series issuances of Series B Units cliff vest in three equal annual installments over a three-year term. On December 31, 2006, 19,375,000 Series B Units were granted and 1,000,000 Series B-2 Units were granted on January 20, 2007 and began vesting over this three-year term. The Series B Units are limited to repurchase by the Company only upon the occurrence of specific events as defined in the RUA.

        On April 7, 2008, the Company increased the aggregate number of authorized Series B Units to 77,212,000 and issued 31,875,000 Series B Units to employees and certain directors of the Company.

        On May 27, 2008, in connection with the additional capital commitments of $141,031 provided by certain members of the Company, the Company increased the aggregate number of authorized Series B Units to 180,000,000, of which 45,000,000 are not subject to any restrictions. The Company issued 44,118,000 Series B Units of the aforementioned 45,000,000 Series B Units to these members, which vested immediately upon issuance.

        On June 25, 2008, the Company issued 53,810,000 Series B Units to employees and certain directors of the Company. Commensurate with this issuance, the aggregate number of Series B Units issued to employees, directors and members of the Company was 167,141,000.

        Prior to April 28, 2006, the Company was authorized to issue and had issued 900 voting units, which entitled each member to one vote per voting unit, and 193 nonvoting units. There was no stated par value of these units. In 2005, the Company issued 93 nonvoting units to new members of the Company in return for capital contributions of $550.

FIRST WIND HOLDINGS, LLC AND SUBSIDIARIES
(formerly known as UPC Wind Partners, LLC)

Notes to Consolidated Financial Statements (Continued)

(in thousands, except unit data)

(information is unaudited with respect to June 30, 2008 and
for the six months ended June 30, 2007 and 2008)

NOTE 11—SHARE-BASED COMPENSATION

        As discussed in Note 10, the Company is authorized to issue up to 56,929,571 Series B Units. Effective January 1, 2006, the Company adopted SFAS No. 123(R), Share-Based Payment, which establishes the accounting for employee stock-based awards. Under the provisions of SFAS No. 123(R), stock-based compensation is measured at the grant date, based on the calculated fair value of the award, and is recognized as an expense over the requisite employee service period (generally the vesting period of the grant). The Company recognizes share-based compensation expenses associated with the Series B Units on a straight-line basis over the requisite service period using the fair value method. The fair value of each Series B Unit was estimated using a probability-weighted expected return model. Under a probability-weighted expected return model, the value of an enterprise equity instrument is estimated based upon an analysis of future values assuming various possible future liquidity events. Equity instrument value is based upon the probability-weighted present value of expected cash flows, considering each of the possible future events, as well as the rights and preferences of each share class.

        The Series B-1 Units granted on April 28, 2006 vest proportionately with the capital contributions of the Company's members over a three-year term of continuous service. The Company's remaining Series B Units vest over a three-year term of continuous service.

FIRST WIND HOLDINGS, LLC AND SUBSIDIARIES
(formerly known as UPC Wind Partners, LLC)

Notes to Consolidated Financial Statements (Continued)

(in thousands, except unit data)

(information is unaudited with respect to June 30, 2008 and
for the six months ended June 30, 2007 and 2008)

NOTE 11—SHARE-BASED COMPENSATION (Continued)

        The following table summarizes Series B Unit activity for the periods presented below:

	Year ended December 31, 2006		Year ended December 31, 2007		Six months ended June 30, 2008
	Units	Weighted Average grant date fair Value	Units	Weighted Average grant date fair Value	Units	Weighted Average grant date fair Value
					(unaudited)
Outstanding at beginning of year	—		36,337,000		37,337,000	0.15
Granted, at fair value	39,375,000	$0.15	1,000,000	$0.15	85,685,000	$0.39
Forfeited	(3,038,000)				(377,223)	(0.15)

Outstanding at end of period	36,337,000	0.15	37,337,000	0.15	122,644,777	0.32

Units vested at end of period	—		9,542,233		16,940,540

Weighted-average fair value of units granted during the year		$0.15		$0.15		$0.39

Nonvested units	Units	Weighted average grant date fair value
Balance at January 1, 2006	—
Granted	39,375,000	0.15
Vested	—	—
Forfeited	(3,038,000)	(0.15)

Balance at December 31, 2006	36,337,000	0.15
Granted	1,000,000	0.15
Vested	(9,542,233)	(0.15)
Forfeited	—	—

Balance at December 31, 2007	27,794,767	0.15
Granted (unaudited)	85,685,000	0.39
Vested (unaudited)	(7,398,307)	0.23
Forfeited (unaudited)	(377,223)	0.15

Balance at June 30, 2008 (unaudited)	105,704,237	0.32

FIRST WIND HOLDINGS, LLC AND SUBSIDIARIES
(formerly known as UPC Wind Partners, LLC)

Notes to Consolidated Financial Statements (Continued)

(in thousands, except unit data)

(information is unaudited with respect to June 30, 2008 and
for the six months ended June 30, 2007 and 2008)

NOTE 11—SHARE-BASED COMPENSATION (Continued)

        During the years ended December 31, 2006 and 2007 and the six months ended June 30, 2007 and 2008 (unaudited), the Company recorded stock-based compensation related to the Series B Units as follows:

	Year ended December 31,		Six months ended June 30,
	2006	2007	2007	2008
			(unaudited)
Project development expenses	$—	$47	$23	$69
General and administrative expenses	560	1,496	896	2,592

	$560	$1,543	$919	$2,661

        The Company estimates its expected forfeiture rate, based on trends of actual Series B Unit forfeitures, to be zero percent and, therefore, as of December 31, 2007 and June 30, 2008, the total future compensation cost related to unvested Series B Units that are expected to vest is $3,498 and $32,458, respectively, which will be recognized over a weighted-average period of 1.9 years and 2.52 years, respectively.

NOTE 12—VARIABLE INTEREST ENTITIES

        During 2006, the Company, through a wholly-owned subsidiary, entered into an agreement to finance and manage the construction of Steel Winds on behalf of a third party. The Company was deemed the primary beneficiary of Steel Winds in accordance with the provisions of FIN 46R and consolidated the assets, liabilities, and operations of Steel Winds as of and for the year ended December 31, 2006. The net assets and benefits associated with Steel Winds transferred to the Company when Steel Winds commenced commercial operations on June 1, 2007.

NOTE 13—COMMITMENTS AND CONTINGENCIES

Land Lease Agreements

        The Company enters into agreements to lease land on which to construct and operate its wind energy projects. The initial terms of the leases range from 20 to 25 years, with options for the Company to extend the leases for additional terms of 20 years. The lease agreements require minimum annual lease payments and additional payments based upon a percentage of gross revenues, as defined in the agreements. Minimum rent payments under land lease agreements are recognized on a straight-line basis over the term of the lease including any periods free of payment. Rent expense of $131, $143 and $759 related to land leases were recorded in the consolidated statements of operations for the years ended December 31, 2005, 2006 and 2007, respectively. Rent expense of $241 and $427 related to land leases were recorded in the consolidated statements of operations for the six-month period ended June 30, 2007 and 2008 (unaudited), respectively.

FIRST WIND HOLDINGS, LLC AND SUBSIDIARIES
(formerly known as UPC Wind Partners, LLC)

Notes to Consolidated Financial Statements (Continued)

(in thousands, except unit data)

(information is unaudited with respect to June 30, 2008 and
for the six months ended June 30, 2007 and 2008)

NOTE 13—COMMITMENTS AND CONTINGENCIES (Continued)

        Future minimum lease payments under land lease agreements at December 31, 2007 are as follows:

2008	$214
2009	221
2010	230
2011	238
2012	447
Thereafter	7,166

$8,516

        In certain of the Company's land lease agreements, the Company is obligated to decommission all wind energy project equipment and restore the land to original condition, excluding removal of access roads, upon expiration, cancellation or termination of the land lease agreements. In connection with Kaheawa Wind Power I, the Company was required to provide to the lessor a letter of credit in the amount of $1,500 to ensure performance under the contract and to guarantee resources for decommissioning and reclamation. The Company pays quarterly letter of credit fees based on an annual rate of 1.75%. This letter of credit will remain in effect during the full term of the lease, including option extensions.

Office Lease Agreements

        The Company has entered into several non-cancelable operating lease agreements, primarily for the lease of office facilities and office equipment, expiring through 2012. Rental expense under these operating lease agreements is included in general and administrative expense on the consolidated statements of operations of $76, $109 and $469 for the years ended December 31, 2005, 2006 and 2007, respectively, and $164 and $420 for the six months ended June 30, 2007 and 2008 (unaudited), respectively. Future minimum lease payments under non-cancelable operating lease agreements (with initial or remaining lease terms in excess of one year) at December 31, 2007 are as follows:

2008	$586
2009	583
2010	550
2011	501
2012	357

$2,577

Crane Lease

        In November 2005, the Company entered into an agreement with a financial institution to lease a crane to construct Kaheawa Wind Power I. The Company accounts for the lease as an operating lease

FIRST WIND HOLDINGS, LLC AND SUBSIDIARIES
(formerly known as UPC Wind Partners, LLC)

Notes to Consolidated Financial Statements (Continued)

(in thousands, except unit data)

(information is unaudited with respect to June 30, 2008 and
for the six months ended June 30, 2007 and 2008)

NOTE 13—COMMITMENTS AND CONTINGENCIES (Continued)

in accordance with SFAS No. 13, Accounting for Leases, and incurred rental expense of $17, $203, and $203 for the years ended December 31, 2005, 2006, and 2007, respectively, and $103 and $103 for the six months ended June 30, 2007 and 2008 (unaudited). The future minimum commitments under this lease agreement at December 31, 2007 are as follows:

2008	$206
2009	206
2010	206
2011	206
2012	206
Thereafter	189

$1,219

Power Purchase Agreements

        The Company enters into long-term power purchase agreements ("PPAs") with customers, generally electric utility companies, which provide for the receipt of payments in exchange for the sale of electricity, RECs, and capacity. Electricity payments are calculated based on the amount of electrical energy delivered at a designated delivery point and may include fixed and variable price terms. Certain of the PPAs provide for bonus payments in the event that the Company is able to exceed certain target levels and potential payments by the Company if it fails to meet minimum target levels.

        The Company generally enters into PPAs prior to its wind energy projects' beginning construction and/or commencing commercial operations. Pursuant to the terms of certain PPAs, the Company may be required to make payments to the relevant power purchaser under certain conditions, such as shortfall on delivery of electricity, failure of meeting certain performance threshold requirements or failure to commence commercial operations by a scheduled date as defined in the PPA.

        The following is a summary of the PPAs executed as of December 31, 2007:

         Kaheawa Wind Power I.    Wind energy generated at Kaheawa Wind Power I is sold to Maui Electric Company ("MECO") pursuant to a PPA executed in December 2004 and approved by the State of Hawaii Public Utility Commission in March 2005. Under the PPA, wind energy produced by Kaheawa Wind Power I is purchased by MECO under a hybrid pricing structure for 20 years following completion of construction, until June 2026. The hybrid pricing structure includes both fixed and variable components.

         Mars Hill.    Wind energy generated at Mars Hill is sold to New Brunswick Generating Company ("New Brunswick") pursuant to the terms of an Energy Management Services Agreement ("EMSA") executed in July 2006. Under the EMSA, as available wind energy produced by Mars Hill is purchased by New Brunswick until December 31, 2011 at a fixed price. The Company has the flexibility to deliver

FIRST WIND HOLDINGS, LLC AND SUBSIDIARIES
(formerly known as UPC Wind Partners, LLC)

Notes to Consolidated Financial Statements (Continued)

(in thousands, except unit data)

(information is unaudited with respect to June 30, 2008 and
for the six months ended June 30, 2007 and 2008)

NOTE 13—COMMITMENTS AND CONTINGENCIES (Continued)

its power into other markets and therefore qualify for RECs in many northeastern states. Mars Hill was required to provide New Brunswick with a letter of credit in the amount of $3,552 to ensure performance under the EMSA. A letter of credit must remain in effect for the full term of the EMSA.

         Steel Winds I.    Wind energy generated at Steel Winds I is sold to Constellation New Energy pursuant to a PPA executed in July 2006. Under the PPA, wind energy produced by Steel Winds I must be purchased by Constellation New Energy at a market rate based on New York Zone A power prices until December 31, 2009. RECs earned by electrical production and capacity payments are sold to Constellation New Energy at fixed rates as stipulated by the PPA. Failure by Steel Winds I to meet any 24-month minimum generation guarantee constitutes an event of default under the PPA, which could result in the termination of the agreement. Steel Winds I has experienced technical difficulties related to its Clipper Windpower turbines, which required replacement of turbine drive trains and reinforcement of blades. As of May 17, 2008, all drive trains had been replaced, all blades had been reinforced and all turbines had been returned to full commercial service.

         Milford I.    Wind energy generated at Milford I will be sold to Southern California Public Power Authority ("SCPPA") pursuant to a 20-year PPA executed in March 2007. Under the contract, SCPPA will prepay up to $269,502 for a portion of the annual expected generation of electricity upon Milford I's commencing commercial operations and will make ongoing payments for the remainder of the actual generated electricity, plus additional payments for RECs and reimbursement of certain operating expenses. A failure of Milford I to achieve commercial operations by March 31, 2009 would result in liquidated damages payments to SCPPA at the rate of $40 per day until Milford I commences commercial operations, up to a maximum of $7,200.

Turbine Supply and Warranty Agreements

        The Company enters into turbine supply agreements ("TSAs"), through wholly-owned subsidiaries, with suppliers for the procurement of wind turbine generators and related equipment. The Company has remaining future commitments under outstanding TSAs as of December 31, 2007 as follows:

2008	$418,150
2009	293,066
2010	207,715
2011	148,885
2012	169,639
Thereafter	103,855

$1,341,310

        In connection with its turbine supply agreements, the Company has provided guarantees to both GE Energy and Clipper Windpower to support payment obligations.

FIRST WIND HOLDINGS, LLC AND SUBSIDIARIES
(formerly known as UPC Wind Partners, LLC)

Notes to Consolidated Financial Statements (Continued)

(in thousands, except unit data)

(information is unaudited with respect to June 30, 2008 and
for the six months ended June 30, 2007 and 2008)

NOTE 13—COMMITMENTS AND CONTINGENCIES (Continued)

        The Company enters into warranty and guarantee agreements ("WGAs") with the suppliers of the wind turbines. These suppliers guarantee the delivery and performance of the turbines and related equipment in accordance with technical specifications defined in the WGA and warranty to perform services throughout the term of the WGA to maintain the performance of the turbines in accordance with these defined technical specifications.

        The WGAs commence on the start-up and commissioning of the turbines and the Company is committed to make the following future payments under WGAs as of December 31, 2007 as follows:

2008	$5,391
2009	4,193
2010	4,446
2011	3,268
2012	3,724
Thereafter	2,280

$23,302

Balance of Plant Agreements

        The Company enters into balance of plant ("BOP") agreements with contractors for the construction of the major components of its wind energy projects, including access roads, tower foundations and turbine erection. During 2006 and 2007, the Company incurred expenditures of $28,533 and $36,832, respectively, under BOP agreements that have been capitalized as property, plant and equipment in the accompanying consolidated balance sheets. The Company estimates a remaining commitment of $85,671 under the BOP agreements, which is anticipated to be paid by the end of 2008.

Operations and Maintenance Agreements

        The Company enters into operations and maintenance ("O&M") agreements with suppliers of its wind turbine generators and related equipment. Under the terms of the O&M agreements, the suppliers perform all scheduled routine maintenance, repairs, and replacement and management of spare parts related to the wind turbine generators and related equipment upon commencement of

FIRST WIND HOLDINGS, LLC AND SUBSIDIARIES
(formerly known as UPC Wind Partners, LLC)

Notes to Consolidated Financial Statements (Continued)

(in thousands, except unit data)

(information is unaudited with respect to June 30, 2008 and
for the six months ended June 30, 2007 and 2008)

NOTE 13—COMMITMENTS AND CONTINGENCIES (Continued)

commercial operations. The future minimum commitments under O&M agreements as of December 31, 2007 are as follows:

2008	$5,429
2009	3,971
2010	3,861
2011	2,838
2012	3,234
Thereafter	1,980

$21,313

Letters of Credit

        The Company's customers and vendors and regulatory agencies often require the Company to post letters of credit in order to guarantee performance under relevant contracts and agreements. The Company is also required to post letters of credit to secure obligations under various swap agreements and leases and may, from time to time, decide to post letters of credit in lieu of cash deposits in reserve accounts under certain financing arrangements. The amount that can be drawn under some of these letters of credit may be increased from time to time subject to the satisfaction of certain conditions. The Company is contingently liable for performance under letters of credit totaling $6,064 and $31,722 as of December 31, 2006 and 2007, respectively.

        As of December 31, 2007, the Company had the following outstanding letters of credit:

Commodity swap agreements	$15,340
Construction contracts	7,822
Power purchase agreements and REC contracts	5,922
Regulatory agencies	2,464
Leases	174

$31,722

        As of December 31, 2007, the Company has not had a draw presented against any letter of credit issued or provided on its behalf and does not believe that it is likely that any claims will be made under a letter of credit in the foreseeable future.

Project Development Payments

        In 2006, the Company executed agreements to acquire rights to develop certain wind energy projects from minority members of subsidiaries of the Company. In connection with these agreements, the Company is obligated to make payments of up to $3,000 to these minority members, contingent

FIRST WIND HOLDINGS, LLC AND SUBSIDIARIES
(formerly known as UPC Wind Partners, LLC)

Notes to Consolidated Financial Statements (Continued)

(in thousands, except unit data)

(information is unaudited with respect to June 30, 2008 and
for the six months ended June 30, 2007 and 2008)

NOTE 13—COMMITMENTS AND CONTINGENCIES (Continued)

upon certain wind energy projects either commencing commercial operations or development milestones such as obtaining construction permits.

Guarantee Agreements

        The Company has provided guarantees to its institutional tax equity investors in connection with its tax equity financing transactions. These guarantees do not guarantee the returns targeted by the institutional tax equity investors, but rather support any potential indemnity payments payable under the tax equity agreements.

        In February 2006, the Company executed a guarantee agreement in the amount of $3,760 to the benefit of the U.S. Fish and Wildlife Service and the Hawaii Department of Land and Natural Resources to guarantee the payment of any obligations of the Company arising out of the HCP. This guarantee expires upon termination of the HCP.

Legal Proceedings

        The Company is involved from time to time in litigations and disputes arising in the normal course of business. Management believes the following proceedings, if determined adversely, could have a material adverse effect on the financial condition, results of operations and liquidity of the Company:

  •
  On August 31, 2007, proceedings were instituted by local individuals in the Supreme Court of the State of New York, Steuben County appealing the issuance of special use permits issued for the construction and operation of Cohocton I. On September 26, 2008, the court entered an order dismissing the petitioners' claims in their entirety. The petitioners have 30 days from the entering of the order to notice an appeal of the court's dismissal order.

  •
  On October 29, 2007, local individuals appealed to the Vermont Public Service Board's decision to issue a Certificate of Public Good to the Company for Sheffield to the Vermont Supreme Court. The Company is awaiting the Vermont Surpeme Court's decision on this matter but continues to move forward with the development of Sheffield.

  •
  On April 21, 2008, the Town Board of Prattsburgh voted in favor of holding a public hearing for the purpose of considering commencing the condemnation process with respect to six easements needed to complete construction of the electrical interconnection system for Prattsburgh I. The public hearing was held on May 22, 2008, and on June 24, 2008, the Town Board of Prattsburgh issued its Determination and Findings approving the proposed condemnations. The Town Board of Prattsburgh subsequently commenced proceedings to seek court orders condemning the easements and authorizing the Town Board to file the acquisition maps for such easements. At a hearing on August 19, 2008, the court concluded that the Town Board of Prattsburgh could prepare an order authorizing the entry of an acquisition map for the easements, but that the filing of that order would be stayed pending the resolution of an Order to Show Cause that was filed on July 17, 2008 in the Supreme Court of the State of New York, Steuben County. The

FIRST WIND HOLDINGS, LLC AND SUBSIDIARIES
(formerly known as UPC Wind Partners, LLC)

Notes to Consolidated Financial Statements (Continued)

(in thousands, except unit data)

(information is unaudited with respect to June 30, 2008 and
for the six months ended June 30, 2007 and 2008)

NOTE 13—COMMITMENTS AND CONTINGENCIES (Continued)

    Order to Show Cause, which was filed by local individuals and a local opposition group against the Town Board of Prattsburgh and the Company, seeks to annul the Town Board's April 21, 2008 and June 24, 2008 resolutions relating to the eminent domain proceedings. The Order to Show Cause alleges that the Town Supervisor (a Town Board member) had a conflict of interest when voting to authorize condemnation proceedings. On September 5, 2008, oral arguments were heard on the Order to Show Cause and the court reserved decision on the matter. In addition, in July 2008, four of the landowners from whom the Town Board of Prattsburgh has sought to condemn easements commenced an appeal directly in the New York State Supreme Court, Appellate Division, challenging the Town Board of Prattsburgh's condemnation proceedings, and in particular its June 24, 2008 Determination and Findings. On July 28, 2008, the clerk of the Appellate Division issued a Scheduling Order scheduling the matter for the court's January term. The Company and the Town Board of Prattsburgh have filed motions with the Appellate Division asking the court to give the matter expedited treatment and hear it before the court's January term. The petitioners have filed a letter stating they have no objection to expedited treatment. On September 10, 2008, the Appellate Division granted the Company's motion for expedited treatment scheduling the matter for the court's December term. The Company and the Town Board of Prattsburgh have both filed answers with the Appellate Division, denying the allegations and arguing that the Town Board of Prattsburgh's Determination and Findings should be upheld.

    Prattsburgh has commenced eminent domain proceedings against the landowners who hold these easements and is currently in the process of sending offer letters to the affected landowners. On July 17, 2008, an Order to Show Cause was filed in the Supreme Court of the State of New York, Steuben County by local individuals and a local opposition group against the Town Board of the Town of Prattsburgh and the Company seeking to annul the resolution relating to the eminent domain proceeding. The order alleges that the Town Supervisor (a Town Board member) had a conflict of interest when voting to authorize condemnation proceedings. In addition, on July 28, 2008, an appeal was filed by four of these landowners challenging the initial eminent domain proceeding.

  •
  On July 15, 2008, the Company was served with a civil subpoena by the New York State Attorney General relating to an investigation into its activities in the State of New York. The subpoena contains broad requests for documents and information relating to: (i) whether the Company improperly sought or obtained land-use agreements with citizens and public officials, (ii) whether improper benefits were given to public officials to influence their actions, and (iii) whether the Company and its competitors entered into anti-competitive agreements or practices. The Company intends to fully cooperate with the requests of the New York State Attorney General and towards this end, has engaged outside counsel to assist it in connection with this matter and to conduct its own internal investigation. The Company is unable to anticipate when the investigation, being conducted by the New York Attorney General and the

FIRST WIND HOLDINGS, LLC AND SUBSIDIARIES
(formerly known as UPC Wind Partners, LLC)

Notes to Consolidated Financial Statements (Continued)

(in thousands, except unit data)

(information is unaudited with respect to June 30, 2008 and
for the six months ended June 30, 2007 and 2008)

NOTE 13—COMMITMENTS AND CONTINGENCIES (Continued)

    Company's outside counsel, may conclude or what impact they may have on current or future development plans.

NOTE 14—RELATED PARTY TRANSACTIONS

        In the normal course of business, the Company engages in transactions with related parties including affiliates of members' of the Company.

Member Loans

        During 2007, the Company borrowed $21,722 from certain members of the Company. The member loans accrue interest at 8% per annum and reduce Series A Unit member capital commitment availability (Note 10). As of December 31, 2007, $1,100 of interest was accrued on the member loans. On May 3, 2008, the Company converted the member loans of $23,398, principal and accrued interest, to 23,397,748 Series A Units.

Member Guarantees

        As of December 31, 2007, certain members of the Company had provided a total of $200,000 in guarantees to HSH to secure debt and revolving credit facilities for the Company. These members had provided guarantees of First Wind Holdings, LLC's $150,000 revolver loan and $50,000 of First Wind Acquisition, LLC's $267,200 turbine supply loan and revolver loan.

        As of June 30, 2008, certain members of the Company provided additional guarantees of $100,000 to HSH in connection with the $100,000 increase in availability under First Wind Holdings, LLC's revolver loan.

        On May 19, 2008, certain members of the Company provided additional guarantees of $20,000 to HSH in connection with the $20,000 increase in availability under First Wind Holdings, LLC's revolver loan.

        On July 7, 2008, certain members of the Company provided additional guarantees of $30,000 to HSH in connection with the $30,000 increase in availability under First Wind Acquisition, LLC's revolver loan.

Demand Loan Agreements

        Prior to April 28, 2006, the Company entered into demand loan agreements with a former member of the Company, which allowed the Company to finance the development and construction of wind energy projects and procurement of wind turbine generators. These demand loan agreements allowed the Company to borrow up to $42,000. The loans bore interest at an annual rate of 5% and were due on demand but in no event later than ten years from the date of the loan. Interest expense incurred on these loans was $363 and $321 for the years ended December 31, 2005 and 2006, respectively. In connection with the amendment and restatement of its limited liability company agreement in 2006, the

FIRST WIND HOLDINGS, LLC AND SUBSIDIARIES
(formerly known as UPC Wind Partners, LLC)

Notes to Consolidated Financial Statements (Continued)

(in thousands, except unit data)

(information is unaudited with respect to June 30, 2008 and
for the six months ended June 30, 2007 and 2008)

NOTE 14—RELATED PARTY TRANSACTIONS (Continued)

Company used proceeds from capital contributions to repay and retire all outstanding demand loan agreements with the former member. On April 28, 2006, principal of $27,057 and accrued interest of $1,126 were repaid under all outstanding demand loans.

Investment

        On May 2, 2008, First Wind contributed approximately $2,800 of cash and property in exchange for a 30% investment in a wind energy company. The Company will apply the equity method of accounting to account for its investment in this company. A member of First Wind has an investment of approximately 48% in this wind energy technology company. The Company committed to provide contributions of $120,000 to this wind energy technology company; however, the Company has the right to opt out of making such contributions, which could result in the dilution of the Company's interest in the wind energy technology company.

NOTE 15—EMPLOYEE BENEFIT PLANS

401(k) Plan

        In 2006, the Company established a 401(k) Plan (the "Plan") for the benefit of its U.S. employees. Employees of the Company who have completed one year of service are eligible to participate in the Plan. Contributions are made by employees through pre-tax deductions and by the Company up to a maximum percentage of an employee's annual salary as specified by the Plan. The Company's contributions to the Plan were $82 and $108 for the years ended December 31, 2006 and 2007, respectively, and $43 and $93 for the six months ended June 30, 2007 and 2008 (unaudited), respectively.

PART II
INFORMATION NOT REQUIRED IN THE PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution

        Set forth below are the expenses (other than underwriting discounts and commissions) expected to be incurred in connection with the issuance and distribution of the securities registered hereby. With the exception of the SEC registration fee and the FINRA filing fee, the amounts set forth below are estimates.

SEC registration fee		$17,685
Legal fees and expenses*
FINRA filing fee		45,500
Nasdaq listing fee*
Printing and engraving expenses*
Transfer agent's and registrar's fees*
Accounting fees and expenses*
Miscellaneous*

Total	$

*
To be provided by amendment.

Item 14. Indemnification of Officers and Directors

        Our certificate of incorporation provides that a director will not be liable to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability (1) for any breach of the director's duty of loyalty to the corporation or its stockholders, (2) for acts or omissions not in good faith or which involved intentional misconduct or a knowing violation of the law, (3) under section 174 of the DGCL for unlawful payment of dividends or improper redemption of stock or (4) for any transaction from which the director derived an improper personal benefit. In addition, if the DGCL is amended to authorize the further elimination or limitation of the liability of directors, then the liability of a director of the corporation, in addition to the limitation on personal liability provided for in our certificate of incorporation, will be limited to the fullest extent permitted by the amended DGCL. Our bylaws provide that the corporation will indemnify, and advance expenses to, any officer or director to the fullest extent authorized by the DGCL.

        Section 145 of the DGCL provides that a corporation may indemnify directors and officers as well as other employees and individuals against expenses, including attorneys' fees, judgments, fines and amounts paid in settlement in connection with specified actions, suits and proceedings whether civil, criminal, administrative, or investigative, other than a derivative action by or in the right of the corporation, if they acted in good faith and in a manner they reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe their conduct was unlawful. A similar standard is applicable in the case of derivative actions, except that indemnification extends only to expenses, including attorneys' fees, incurred in connection with the defense or settlement of such action and the statute requires court approval before there can be any indemnification where the person seeking indemnification has been found liable to the corporation. The statute provides that it is not exclusive of other indemnification that may be granted by a corporation's certificate of incorporation, bylaws, disinterested director vote, stockholder vote, agreement or otherwise.

        Our certificate of incorporation also contains indemnification rights for our directors and our officers. Specifically, our certificate of incorporation provides that we shall indemnify our officers and directors to the fullest extent authorized by the DGCL. Further, we may maintain insurance on behalf of our officers and directors against expense, liability or loss asserted incurred by them in their capacities as officers and directors.

        We have obtained directors' and officers' insurance to cover our directors, officers and some of our employees for certain liabilities.

        We will enter into written indemnification agreements with our directors and executive officers. Under these proposed agreements, if an officer or director makes a claim of indemnification to us, either a majority of the independent directors or independent legal counsel selected by the independent directors must review the relevant facts and make a determination whether the officer or director has met the standards of conduct under Delaware law that would permit (under Delaware law) and require (under the indemnification agreement) us to indemnify the officer or director.

Item 15. Recent Sales of Unregistered Securities

        In connection with its formation in May 2008, First Wind Holdings Inc. issued one share of its common stock to First Wind Holdings, LLC. The share was issued in reliance upon an exemption from registration afforded by Section 4(2) of the Securities Act. No underwriters, brokers or finders were involved in this issuance. The single share was issued by First Wind Holdings Inc. to First Wind Holdings, LLC in order to form First Wind Holdings Inc. and did not involve a public offering, which would require registration under the Securities Act of 1933.

        During the past three years, First Wind Holdings, LLC issued unregistered securities to the entities and persons described below. None of these transactions involved any underwriters or any public offerings, and we believe that each of these transactions was exempt from registration requirements pursuant to Section 3(a)(9) or Section 4(2) of the Securities Act of 1933, as amended. The recipients of the securities in these transactions represented their intention to acquire the securities for investment only and not with a view to or for sale in connection with any distribution thereof. The share numbers presented below do not give effect to the reorganization transactions described in the prospectus.

        During the fiscal year ended December 31, 2005, First Wind Holdings, LLC issued the following unregistered securities for the consideration listed:

Date	Recipient	Securities Issued	Consideration Received by First Wind Holdings, LLC
June 23, 2005	BEC Montana Properties 3, LLC	46,000 Nonvoting Units	$300,000
	Tenggay Holdings, LLC	39,000 Nonvoting Units	$250,000
	Summer Holdings, LLC	5,604 Nonvoting Units	$0
	TER Wind, LLC	2,902 Nonvoting Units	$0

        During the fiscal year ended December 31, 2006, First Wind Holdings, LLC issued the following unregistered securities for the consideration listed:

Date	Recipient	Securities Issued	Consideration Received by First Wind Holdings, LLC
April 28, 2006	UPC Wind Partners II, LLC	8,027,886 Series A Units	$51,000,000
	D. E. Shaw MWP Acquisition Holdings, L.L.C.	47,300,451 Series A Units	$31,022,951 and property worth $16,277,500
	Madison Dearborn Capital Partners IV, L.P.	47,300,451 Series A Units	$47,300,451
	Paul Gaynor	100,000 Series A Units	$100,000
	Tim Rosenzweig	100,000 Series A Units	$100,000
	Steve Vavrik	100,000 Series A Units	$100,000
July 28, 2006	UPC Wind Partners II, LLC	1,952,172 Series A Units	$1,952,172
	D. E. Shaw MWP Acquisition Holdings, L.L.C.	11,502,237 Series A Units	$11,502,237
	Madison Dearborn Capital Partners IV, L.P.	11,502,237 Series A Units	11,502,237
	Paul Gaynor	24,318 Series A Units	$24,318
	Tim Rosenzweig	24,318 Series A Units	$24,318
	Steve Vavrik	24,318 Series A Units	$24,318
October 2, 2006	UPC Wind Partners II, LLC	2,963,793 Series A Units	$2,963,793
	D. E. Shaw MWP Acquisition Holdings, L.L.C.	17,462,725 Series A Units	$17,462,725
	Madison Dearborn Capital Partners IV, L.P.	17,462,725 Series A Units	$17,462,725
	Paul Gaynor	36,919 Series A Units	$36,919
	Tim Rosenzweig	36,919 Series A Units	$36,919
	Steve Vavrik	36,919 Series A Units	$36,919
November 1, 2006	UPC Wind Partners II, LLC	779,945 Series A Units	$779,945
	D. E. Shaw MWP Acquisition Holdings, L.L.C.	4,595,455 Series A Units	$4,595,455
	Madison Dearborn Capital Partners IV, L.P.	4,595,455 Series A Units	$4,595,455
	Paul Gaynor	9,715 Series A Units	$9,715
	Tim Rosenzweig	9,715 Series A Units	$9,715
	Steve Vavrik	9,715 Series A Units	$9,715

        During the fiscal year ended December 31, 2007, First Wind Holdings, LLC issued the following unregistered securities for the consideration listed:

Date	Recipient	Securities Issued	Consideration Received by First Wind Holdings, LLC
January 3, 2007	UPC Wind Partners II, LLC	1,026,812 Series A Units	$1,026,812
	D. E. Shaw MWP Acquisition Holdings, L.L.C.	4,595,455 Series A Units	$4,595,455
	Madison Dearborn Capital Partners IV, L.P.	4,595,455 Series A Units	$4,595,455
	Paul Gaynor	12,791 Series A Units	$12,791
	Tim Rosenzweig	12,791 Series A Units	$12,791
	Steve Vavrik	12,791 Series A Units	$12,791
March 15, 2007	Michael Alvarez	183,743 Series A Units	$183,743

        Since December 31, 2007, First Wind Holdings, LLC issued the following unregistered securities for the consideration listed:

Date	Recipient	Securities Issued	Consideration Received by First Wind Holdings, LLC
February 22, 2008	UPC Wind Partners II, LLC	152,527 Series A Units	$152,527
May 3, 2008	UPC Wind Partners II, LLC	1,684,936 Series A Units	Conversion of $1,684,936 loan
	D. E. Shaw MWP Acquisition Holdings, L.L.C.	10,786,422 Series A Units	Conversion of $10,786,422 loan
	Madison Dearborn Capital Partners IV, L.P.	10,786,422 Series A Units	Conversion of $10,786,422 loan
	Tim Rosenzweig	33,381 Series A Units	Conversion of $33,381 loan
	Michael Alvarez	73,228 Series A Units	Conversion of $73,228 loan
	Steve Vavrik	33,381 Series A Units	Conversion of $33,381 loan
May 27, 2008	UPC Wind Partners II, LLC	3,451,022 Series B Units	Purchasing of Series A Units
	D. E. Shaw MWP Acquisition Holdings, L.L.C.	20,333,489 Series B Units	Purchasing of Series A Units
	Madison Dearborn Capital Partners IV, L.P.	20,333,489 Series B Units	Purchasing of Series A Units
May 29, 2008	UPC Wind Partners II, LLC	1,710,797 Series A Units	$1,710,797
	D. E. Shaw MWP Acquisition Holdings, L.L.C.	10,808,048 Series A Units	$10,808,048
	Madison Dearborn Capital Partners IV, L.P.	10,808,048 Series A Units	$10,808,048

Date	Recipient	Securities Issued	Consideration Received by First Wind Holdings, LLC
June 13, 2008	UPC Wind Partners II, LLC	3,190,518 Series A Units	$3,499,358
	D. E. Shaw MWP Acquisition Holdings, L.L.C.	20,618,280 Series A Units	$20,618,280
	Madison Dearborn Capital Partners IV, L.P.	20,618,280 Series A Units	$20,618,280
June 27, 2008	D. E. Shaw MWP Acquisition Holdings, L.L.C.	10,538,232 Series A Units	$10,538,232
	Madison Dearborn Capital Partners IV, L.P.	10,538,232 Series A Units	$10,538,232
July 8, 2008	UPC Wind Partners II, LLC	308,840 Series A Units	$308,840
July 14, 2008	UPC Wind Partners II, LLC	1,630,710 Series A Units	$1,630,710
August 8, 2008	UPC Wind Partners II, LLC	157,852 Series A Units	$157,852
September 5, 2008	D. E. Shaw MWP Acquisition Holdings, L.L.C.	3,665,472 Series A Units	$3,665,472
	Madison Dearborn Capital Partners IV, L.P.	3,665,472 Series A Units	$3,665,472
September 19, 2008	UPC Wind Partners II, LLC	488,583 Series A Units	$488,583
October 3, 2008	D. E. Shaw MWP Acquisition Holdings, L.L.C.	6,872,760 Series A Units	$6,872,760
	Madison Dearborn Capital Partners IV, L.P.	6,872,760 Series A Units	$6,872,760

Item 16. Exhibits and Financial Statement Schedules

        (a)   Exhibits.

        The following exhibits are filed herewith pursuant to the requirements of Item 601 of Regulation S-K:

Exhibit Number	Description
1.1*	Form of Underwriting Agreement.
2.1*	Unit Subscription Agreement by and between First Wind Partners, LLC, First Wind Partners II, LLC and the Investors party thereto dated April 28, 2006.
3.1*	Certificate of Incorporation.
3.2*	Bylaws.
5.1*	Opinion of Vinson & Elkins LLP.
10.1*
Contract for the Sale of Power Generation Equipment and Related Services (2008 1.5sle Turbines), dated June 27, 2006, between First Wind Acquisition, LLC, as Buyer, and General Electric Company, as Seller.
10.2*
Contract for the Sale of Power Generation Equipment and Related Services (2008 1.5se Turbines), dated as of June 27th, 2006, between First Wind Acquisition, LLC, as Buyer, and General Electric Company, as Seller.
10.3*
Contract for the Sale of Power Generation Equipment and Related Services (2008 XLE Turbines), dated September 20, 2007, between General Electric Company, as Seller, and First Wind Acquisition, LLC, as Buyer.
10.4*
Contract for the Sale of Power Generation Equipment and Related Services (2008 SLE Turbines), dated September 26, 2007, between General Electric Company, as Seller, and First Wind Acquisition, LLC, as Buyer.
10.5*
Amended and Restated Contract for the Sale of Power Generation Equipment and Related Services (Prattsburgh II), dated June 4, 2007, between First Wind Acquisition, LLC, as Buyer, and General Electric Company, as Seller.
10.6*
Amended and Restated Contract for the Sale of Power Generation Equipment and Related Services (Stetson), dated June 4, 2007, between First Wind Acquisition, LLC, as Buyer, and General Electric Company, as Seller.
10.7*
Amended and Restated Contract for the Sale of Power Generation Equipment and Related Services (Ten Unit Project), dated June 4, 2007, between First Wind Acquisition, LLC, as Buyer, and General Electric Company, as Seller.
10.8*	Turbine Supply Agreement dated as of September 27, 2006, between First Wind Acquisition III, LLC, as Purchaser, and Clipper Turbine Works, Inc., as Supplier.
10.9*	Amendment No. 1 to Turbine Supply Agreement and Warranty Agreement, dated October 30, 2006, between First Wind Acquisition III, LLC, as Purchaser, and Clipper Turbine Works, Inc., as Supplier.
10.10*	Amendment No. 2 to Turbine Supply Agreement, dated December 20, 2006, between First Wind Acquisition III, LLC, as Purchaser, and Clipper Turbine Works, Inc., as Supplier.
10.11*	Turbine Supply Agreement, dated October 18, 2006, between Clipper Turbine Works, Inc., as Supplier, and First Wind Acquisition IV, LLC as Purchaser.

Exhibit Number	Description
10.12*	Power Purchase Contract for as Available Energy dated as of December 3, 2004, between Maui Electric Company, Ltd and Kaheawa Wind Power LLC, as Seller.
10.13*	Advanced Purchase Fee Agreement dated as of May 5, 2005, between First Vermont Wind, LLC and Washington Electric Cooperative, Inc.
10.14*	Energy Management Services Agreement dated as of July 31, 2006, between Evergreen Wind Power, LLC, as Seller, and New Brunswick Power Generation Corporation, as Buyer.
10.15*	Purchase Power Agreement dated as of March 16, 2007, between Southern California Public Power Authority, as Buyer, and Milford Wind Corridor Phase I, LLC, as Seller.
10.16*	Employment Agreement, dated October 29, 2006, by and between First Wind Management, LLC and Paul J. Gaynor.
10.17*	Employment Agreement, dated January 1, 2007, by and between First Wind Management, LLC and Michael U. Alvarez.
10.18*	Employment Agreement, dated June 5, 2008, by and between First Wind Management, LLC and Michael Metzner.
10.19*	Employment Agreement, dated May 19, 2008, by and between First Wind Management, LLC and Kurt Adams.
10.20*	Employment Agreement, dated January 1, 2007, by and between First Wind Management, LLC and Evelyn Lim.
10.21*	Employment Agreement, dated January 1, 2007, by and between First Wind Management, LLC and Timothy E. Rozenzweig.
10.22*	Employment Agreement, dated January 1, 2007, by and between First Wind Management, LLC and Evelyn Carpenter.
10.23*	Loan Agreement, dated as of October 17, 2007, between First Wind Partners, LLC, as the Borrower, HSH Nordbank AG, New York Branch and the Lenders party thereto.
10.24*	Amendment No. 1 to Loan Agreement dated as of January 23, 2008 between First Wind Partners, LLC and HSH Nordbank AG, New York Branch.
10.25*	Amendment No. 2 to Loan Agreement dated as of March 19, 2008 between First Wind Partners, LLC and HSH Nordbank AG, New York Branch.
10.26*	Second Amended and Restated Secured Promissory Note from First Wind Acquisition, LLC, as Borrower, in favor of HSH Nordbank AG, New York Branch, as Lender, dated as of July 3, 2007
10.27*
Amendment No. 1 to Second Amended and Restated Secured Promissory Note from First Wind Acquisition, LLC, as Borrower, in favor of HSH Nordbank AG, New York Branch, as Lender, dated as of August 22, 2007.
10.28*
Amendment No. 2 to Second Amended and Restated Secured Promissory Note from First Wind Acquisition, LLC, as Borrower, in favor of HSH Nordbank AG, New York Branch, as Lender, dated as of September 20, 2007.
10.29*
Amendment No. 3 to Second Amended and Restated Secured Promissory Note from First Wind Acquisition, LLC, as Borrower, in favor of HSH Nordbank AG, New York Branch, as Lender, dated as of September 26, 2007.

Exhibit Number	Description
10.30*	Amendment No. 4 to Second Amended and Restated Secured Promissory Note from First Wind Acquisition, LLC, as Borrower, in favor of HSH Nordbank AG, New York Branch, as Lender, dated as of April 30, 2008.
10.31*

Amended and Restated Secured Promissory Note dated May 10, 2007 from First Wind Acquisition III, LLC as Borrower to HSH Nordbank AG, New York Branch and Norddeutsche Landesbank Girozentrale, New York Branch as Lenders, in the amount of $95,500,000 (as amended September 28, 2007).
10.32*	Term Loan Note dated as of March 27, 2007 from Maine Wind Partners, LLC to HSH Nordbank AG, New York Branch in the amount of $24,750,000.
10.33*
Amended and Restated Financing Agreement dated as of August 16, 2007 among Kaheawa Wind Power, LLC, First Hawaii Wind Partners II, LLC, HSH Nordbank AG, New York Branch, JPM Capital Corporation and JPMC Wind Investment LLC.
10.34*	Amended and Restated Limited Liability Company Agreement of Evergreen Wind Power, LLC dated as of March 27, 2007.
10.35*	Amended and Restated Limited Liability Company Agreement of First Hawaii Wind Partners II, LLC dated as of August 16, 2007.
10.36*
Agreement for Purchase of Membership Interests in First New York Wind 2, LLC by and among First New York Wind 3, LLC, First New York Wind 2, LLC and Lehman Brothers Holdings Inc. dated as of January 31, 2008.
10.37*	Form of Fourth Amended and Restated Limited Liability Company Agreement of First Wind Holdings, LLC.
10.38*	Form of Shareholders' Agreement.
10.39*	Form of Indemnity Agreement.
10.40*	2008 Long-Term Incentive Plan.
10.41*	Form of Restricted Unit Agreement.
10.42*	Registration Rights Agreement.
10.43*	Form of Noncompetition, Confidentiality and Release Agreement.
10.44*	Form of Tax Receivables Agreement.
21.1*	List of subsidiaries.
23.1	Consent of KPMG LLP.
23.2*	Consent of Vinson & Elkins LLP (included in Exhibit 5.1).
24.1**	Power of Attorney.

*
To be filed by amendment.

**
Previously filed.

(b)
Financial Statements Schedules

        The following schedule is filed herewith pursuant to the requirements of Regulation S-X:

Schedule Number	Description
I	Condensed Parent Company Financial Information.

        All other schedules have been omitted because they are not required, are not applicable, or the information is included in the Consolidated Financial Statements or Notes thereto.

 SCHEDULE I

First Wind Holdings, LLC

(formerly known as UPC Wind Partners, LLC)

Condensed Parent Company Balance Sheets

(in thousands)

	December 31,
	2006	2007
Assets
Current assets:
Cash and cash equivalents	$6,545	$—

Total current assets	6,545	—
Noncurrent assets:
Deferred financing costs, net	—	3,629
Investments in subsidiaries	81,974	222,669

Total assets	$88,519	$226,298

Liabilities and Members' Capital
Current liabilities:
Accounts payable and accrued expenses	$—	$2,010
Current portion of derivative liabilities	—	194
Due to related parties	—	21,722
Current portion of long-term debt	—	133,577

Total current liabilities	—	157,503
Members' capital:
Members' capital	136,870	185,217
Accumulated deficit	(48,351)	(116,422)

Total members' capital	88,519	68,795

Total liabilities and members' capital	$88,519	$226,298

 SCHEDULE I

First Wind Holdings, LLC

(formerly known as UPC Wind Partners, LLC)

Condensed Parent Company Statements of Operations

(in thousands)

	Years Ended December 31,
	2005	2006	2007
Project development expenditures	$—	$3,500	$—
General and administrative	6	154	40

Total expenditures	6	3,654	40
Interest expense	364	342	163
Other income	(18)	(84)	(158)

Loss before equity in undistributed losses of subsidiaries	(352)	(3,912)	(45)
Equity in undistributed losses of subsidiaries	(18,268)	(22,103)	(68,026)

Net loss	$(18,620)	$(26,015)	$(68,071)

 SCHEDULE I

First Wind Holdings, LLC

(formerly known as UPC Wind Partners, LLC)

Condensed Parent Company Statements of Cash Flows

(in thousands)

	Years Ended December 31,
	2005	2006	2007
Cash flows from operating activities:
Net loss	$(18,620)	$(26,015)	$(68,071)
Adjustments to reconcile net loss to net cash used by operating activites:
Unrealized loss on derivative	—	—	194
Equity in undistributed losses of subsidiaries	18,268	22,103	68,026
Changes in operating assets and liabilites:
Accounts payable and accrued expenses	(60)	—	2,010
Other assets	—	—	560

Net cash provided by (used) in operating activities	(412)	(3,912)	2,719
Cash flows from investing activities:
Investments in subsidiaries	(3,639)	(115,502)	(207,178)

Net cash used in investing activities	(3,639)	(115,502)	(207,178)
Cash flows from financing activities:
Deferred financing costs	—	—	(4,189)
Proceeds from borrowings	4,715	—	133,577
Proceeds from loans from related parties	—	—	21,722
Net proceeds received from subsidiaries	—	—	33,455
Repayment of borrowings	—	(11,472)	—
Proceeds from capital contributions	550	135,759	13,349

Net cash provided by financing activities	5,265	124,287	197,914

Net increase (decrease) in cash and cash equivalents	1,214	4,873	(6,545)
Cash and cash equivalents, beginning of year	458	1,672	6,545

Cash and cash equivalents, end of year	$1,672	$6,545	$—

Supplemental disclosures of cash flow information:
Cash paid during year for interest:	$—	$684	$—

Basis of Presentation

        First Wind Holdings, LLC is a holding company that conducts substantially all of its business operations through its subsidiaries. First Wind Holdings, LLC was formed in Delaware on January 2, 2002. Pursuant to tax equity financing transactions entered into by certain subsidiaries of First Wind Holdings, LLC, there are significant restrictions on the transfer of assets from these subsidiaries to First Wind Holdings, LLC. The restricted net assets represented more than 25% of First Wind Holdings, LLC's consolidated net assets as of December 31, 2007. Accordingly, the condensed financial statements of First Wind Holdings, LLC have been presented on an unconsolidated "parent-only" basis.

        Certain note disclosures normally included in financial statements prepared in accordance with U.S. generally accepted accounting principles have been omitted pursuant to the rules and regulations of the Securities and Exchange Commission. Because the unconsolidated condensed financial statements do not include all of the notes required by U.S. generally accepted accounting principles, they should be read in conjunction with the consolidated financial statements of First Wind Holdings, LLC included elsewhere in this registration statement on Form S-1.

Item 17. Undertakings

        Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

        The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriter to permit prompt delivery to each purchaser.

        The undersigned registrant hereby undertakes that:

        (1)   For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

        (2)   For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

        Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Amendment No. 1 to Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Boston, Massachusetts, on October 8, 2008.

FIRST WIND HOLDINGS INC.
By:	/s/ PAUL GAYNOR Name: Paul Gaynor Title: President and Chief Executive Officer

        Pursuant to the requirements of the Securities Act of 1933, the Amendment No. 1 to Registration Statement has been signed by the following persons in the capacities indicated below on October 8, 2008.

Signature	Capacity	Date

/s/ PAUL GAYNOR Paul Gaynor	Director President and Chief Executive Officer (Principal Executive Officer)	October 8, 2008
/s/ MICHAEL METZNER Michael Metzner	Chief Financial Officer (Principal Financial and Accounting Officer)	October 8, 2008
* Zaid Alsikafi	Director	October 8, 2008
* Richard Aube	Director	October 8, 2008
* Patrick Eilers	Director	October 8, 2008
* Peter Gish	Director	October 8, 2008
* Stephen Key	Director	October 8, 2008

Signature	Capacity	Date

* Bryan Martin	Director	October 8, 2008
* Jimmy Mogg	Director and Chairman of the Board	October 8, 2008

*	/s/ PAUL GAYNOR Paul Gaynor (Attorney-in-Fact)

INDEX TO EXHIBITS

Exhibit Number		Description
1.1	*	Form of Underwriting Agreement.
2.1	*	Unit Subscription Agreement by and between First Wind Partners, LLC, First Wind Partners II, LLC and the Investors party thereto dated April 28, 2006.
3.1	*	Certificate of Incorporation.
3.2	*	Bylaws.
5.1	*	Opinion of Vinson & Elkins LLP.
10.1	*	Contract for the Sale of Power Generation Equipment and Related Services (2008 1.5sle Turbines), dated June 27, 2006, between First Wind Acquisition, LLC, as Buyer, and General Electric Company, as Seller.
10.2	*	Contract for the Sale of Power Generation Equipment and Related Services (2008 1.5se Turbines), dated as of June 27th, 2006, between First Wind Acquisition, LLC, as Buyer, and General Electric Company, as Seller.
10.3	*	Contract for the Sale of Power Generation Equipment and Related Services (2008 XLE Turbines), dated September 20, 2007, between General Electric Company, as Seller, and First Wind Acquisition, LLC, as Buyer.
10.4	*	Contract for the Sale of Power Generation Equipment and Related Services (2008 SLE Turbines), dated September 26, 2007, between General Electric Company, as Seller, and First Wind Acquisition, LLC, as Buyer.
10.5	*	Amended and Restated Contract for the Sale of Power Generation Equipment and Related Services (Prattsburgh II), dated June 4, 2007, between First Wind Acquisition, LLC, as Buyer, and General Electric Company, as Seller.
10.6	*	Amended and Restated Contract for the Sale of Power Generation Equipment and Related Services (Stetson), dated June 4, 2007, between First Wind Acquisition, LLC, as Buyer, and General Electric Company, as Seller.
10.7	*	Amended and Restated Contract for the Sale of Power Generation Equipment and Related Services (Ten Unit Project), dated June 4, 2007, between First Wind Acquisition, LLC, as Buyer, and General Electric Company, as Seller.
10.8	*	Turbine Supply Agreement dated as of September 27, 2006, between First Wind Acquisition III, LLC, as Purchaser, and Clipper Turbine Works, Inc., as Supplier.
10.9	*	Amendment No. 1 to Turbine Supply Agreement and Warranty Agreement, dated October 30, 2006, between First Wind Acquisition III, LLC, as Purchaser, and Clipper Turbine Works, Inc., as Supplier.
10.10	*	Amendment No. 2 to Turbine Supply Agreement, dated December 20, 2006, between First Wind Acquisition III, LLC, as Purchaser, and Clipper Turbine Works, Inc., as Supplier.
10.11	*	Turbine Supply Agreement, dated October 18, 2006, between Clipper Turbine Works, Inc., as Supplier, and First Wind Acquisition IV, LLC as Purchaser.
10.12	*	Power Purchase Contract for as Available Energy dated as of December 3, 2004, between Maui Electric Company, Ltd and Kaheawa Wind Power LLC, as Seller.
10.13	*	Advanced Purchase Fee Agreement dated as of May 5, 2005, between First Vermont Wind, LLC and Washington Electric Cooperative, Inc.
10.14	*	Energy Management Services Agreement dated as of July 31, 2006, between Evergreen Wind Power, LLC, as Seller, and New Brunswick Power Generation Corporation, as Buyer.
10.15	*	Purchase Power Agreement dated as of March 16, 2007, between Southern California Public Power Authority, as Buyer, and Milford Wind Corridor Phase I, LLC, as Seller.

Exhibit Number		Description
10.16	*	Employment Agreement, dated October 29, 2006, by and between First Wind Management, LLC and Paul J. Gaynor.
10.17	*	Employment Agreement, dated January 1, 2007, by and between First Wind Management, LLC and Michael U. Alvarez.
10.18	*	Employment Agreement, dated June 5, 2008, by and between First Wind Management, LLC and Michael Metzner.
10.19	*	Employment Agreement, dated May 19, 2008, by and between First Wind Management, LLC and Kurt Adams.
10.20	*	Employment Agreement, dated January 1, 2007, by and between First Wind Management, LLC and Evelyn Lim.
10.21	*	Employment Agreement, dated January 1, 2007, by and between First Wind Management, LLC and Timothy E. Rozenzweig.
10.22	*	Employment Agreement, dated January 1, 2007, by and between First Wind Management, LLC and Evelyn Carpenter.
10.23	*	Loan Agreement, dated as of October 17, 2007, between First Wind Partners, LLC, as the Borrower, HSH Nordbank AG, New York Branch and the Lenders party thereto.
10.24	*	Amendment No. 1 to Loan Agreement dated as of January 23, 2008 between First Wind Partners, LLC and HSH Nordbank AG, New York Branch.
10.25	*	Amendment No. 2 to Loan Agreement dated as of March 19, 2008 between First Wind Partners, LLC and HSH Nordbank AG, New York Branch.
10.26	*	Second Amended and Restated Secured Promissory Note from First Wind Acquisition, LLC, as Borrower, in favor of HSH Nordbank AG, New York Branch, as Lender, dated as of July 3, 2007
10.27	*	Amendment No. 1 to Second Amended and Restated Secured Promissory Note from First Wind Acquisition, LLC, as Borrower, in favor of HSH Nordbank AG, New York Branch, as Lender, dated as of August 22, 2007.
10.28	*	Amendment No. 2 to Second Amended and Restated Secured Promissory Note from First Wind Acquisition, LLC, as Borrower, in favor of HSH Nordbank AG, New York Branch, as Lender, dated as of September 20, 2007.
10.29	*	Amendment No. 3 to Second Amended and Restated Secured Promissory Note from First Wind Acquisition, LLC, as Borrower, in favor of HSH Nordbank AG, New York Branch, as Lender, dated as of September 26, 2007.
10.30	*	Amendment No. 4 to Second Amended and Restated Secured Promissory Note from First Wind Acquisition, LLC, as Borrower, in favor of HSH Nordbank AG, New York Branch, as Lender, dated as of April 30, 2008.
10.31	*	Amended and Restated Secured Promissory Note dated May 10, 2007 from First Wind Acquisition III, LLC as Borrower to HSH Nordbank AG, New York Branch and Norddeutsche Landesbank Girozentrale, New York Branch as Lenders, in the amount of $95,500,000 (as amended September 28, 2007).
10.32	*	Term Loan Note dated as of March 27, 2007 from Maine Wind Partners, LLC to HSH Nordbank AG, New York Branch in the amount of $24,750,000.
10.33	*	Amended and Restated Financing Agreement dated as of August 16, 2007 among Kaheawa Wind Power, LLC, First Hawaii Wind Partners II, LLC, HSH Nordbank AG, New York Branch, JPM Capital Corporation and JPMC Wind Investment LLC.
10.34	*	Amended and Restated Limited Liability Company Agreement of Evergreen Wind Power, LLC dated as of March 27, 2007.

Exhibit Number		Description
10.35	*	Amended and Restated Limited Liability Company Agreement of First Hawaii Wind Partners II, LLC dated as of August 16, 2007.
10.36	*	Agreement for Purchase of Membership Interests in First New York Wind 2, LLC by and among First New York Wind 3, LLC, First New York Wind 2, LLC and Lehman Brothers Holdings Inc. dated as of January 31, 2008.
10.37	*	Form of Fourth Amended and Restated Limited Liability Company Agreement of First Wind Holdings, LLC.
10.38	*	Form of Shareholders' Agreement.
10.39	*	Form of Indemnity Agreement.
10.40	*	2008 Long-Term Incentive Plan.
10.41	*	Form of Restricted Unit Agreement.
10.42	*	Registration Rights Agreement.
10.43	*	Form of Noncompetition, Confidentiality and Release Agreement.
10.44	*	Form of Tax Receivables Agreement.
21.1	*	List of subsidiaries.
23.1		Consent of KPMG LLP.
23.2	*	Consent of Vinson & Elkins LLP (included in Exhibit 5.1).
24.1	**	Power of Attorney.

*
To be filed by amendment.

**
Previously filed.